UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Abengoa, S.A. (the “Company”), in compliance with the Spanish Securities Market Act, informs the Spanish securities market regulator (“Comisión Nacional del Mercado de Valores”) about the consolidated statement of Abengoa for the fiscal year 2013.

Miguel Ángel Jiménez-Velasco Mazarío

Secretario General

Legal and Economic- Financial Information Innovative Technology Solutions for Sustainability ABENGOA Annual Report 2013 03

01 Auditor’s report

2

Annual Report 2013 | ABENGOA

01 Auditor's report

Deloitte.

Deloitte S.L.
Américo Vespucio, 13
Isla de la Cartuja
41092 Sevilla
España

Tel.: +34 954 48 93 00
Fax: +34 954 48 93 10
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Abengoa, S.A.:

We have audited the consolidated financial statements of Abengoa, S.A. ("the Parent") and Subsidiaries ("the Group"), which comprise the consolidated statement of financial position at 31 December 2013 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for the year then ended. As indicated in Note 2.1 to the accompanying consolidated financial statements, the directors are responsible for the preparation of the Group's consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with the audit regulations in force in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of whether their presentation, the accounting principles and policies applied and the estimates made comply with the applicable regulatory financial reporting framework.

In our opinion, the accompanying consolidated financial statements for 2013 present fairly, in all material respects, the consolidated equity and consolidated financial position of Abengoa, S.A. and Subsidiaries at 31 December 2013, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group.

The accompanying consolidated directors' report for 2013 contains the explanations which the directors of Abengoa, S.A. consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors' report is consistent with that contained in the consolidated financial statements for 2013. Our work as auditors was confined to checking the consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Abengoa, S.A. and Subsidiaries.

DELOITTE, S.L.
Registered in ROAC under no. S0692

Manuel Arranz Alonso
20 February 2014

Deloitte S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

02 Consolidated financial statements

02.1 Consolidated statements of financial position

5 Annual Report 2013 | ABENGOA

02 Consolidated financial statements

Consolidated statements of financial position as of December 31, 2013 and 2012, and January 1, 2012.

- Amounts in thousands of euros -

Assets	Note (1)	12/31/2013	12/31/2012 (2)	01/01/2012
Non-current assets				
Goodwill		476,059	1,115,275	1,114,917
Other intangible assets		366,052	441,470	166,672
Intangible assets	8	842,111	1,556,745	1,281,589
Property, plant & equipment	9	1,273,589	1,431,599	1,514,044
Concession assets in projects		8,573,243	6,001,707	4,441,211
Other assets in projects		1,341,030	1,784,298	1,833,886
Fixed assets in projects (project finance)	10	9,914,273	7,786,005	6,275,097
Investments in associates carried under the equity method	11	835,682	920,140	699,215
Available for sale financial assets	13	40,700	41,552	41,371
Other receivable accounts	15	674,183	406,548	281,340
Derivative assets	14	46,347	31,683	119,365
Financial investments		761,230	479,783	442,076
Deferred tax assets	24	1,281,092	1,148,324	932,424
Total non-current assets		14,907,977	13,322,596	11,144,445
Current assets				
Inventories	16	330,981	426,826	386,245
Trade receivables		958,544	1,027,481	1,050,718
Credits and other receivables		911,428	1,243,825	813,928
Clients and other receivables	15	1,869,972	2,271,306	1,864,646
Available for sale financial assets	13	9,507	8,143	22,267
Other receivable accounts	15	901,118	880,376	865,056
Derivative assets	14	15,204	11,500	66,551
Financial investments		925,829	900,019	953,874
Cash and cash equivalents	17	2,951,683	2,413,184	3,723,204
		6,078,465	6,011,335	6,927,969
Assets held for sale	7	166,403	-	-
Total current assets		6,244,868	6,011,335	6,927,969
Total assets		21,152,845	19,333,931	18,072,414

(1) Notes 1 to 33 are an integral part of these Consolidated Financial Statements

(2) Figures recasted, see Note 2 Significant accounting policies of these Consolidated Financial Statements

6 Annual Report 2013 | ABENGOA

02 Consolidated financial statements

Consolidated statements of financial position as of December 31, 2013 and 2012, and January 1, 2012.
- Amounts in thousands of euros -

Equity and liabilities	Note (1)	12/31/2013	12/31/2012 (2)	01/01/2012
Equity attributable to owners of the Parent				
Share capital	18	91,857	90,144	90,641
Parent company reserves	18	1,119,910	628,406	599,216
Other reserves	18	(160,456)	(280,266)	(179,390)
Fully or proportionally consolidated entities		(545,950)	(153,246)	70,414
Associates		(36,885)	(14,134)	(29,061)
Accumulated currency translation differences	18	(582,835)	(167,380)	41,353
Retained earnings	18	852,378	847,251	882,578
Non-controlling Interest		572,149	742,208	434,220
Total equity		1,893,003	1,860,363	1,868,618
Non-current liabilities				
Long-term non-recourse project financing	19	5,736,151	4,678,993	4,106,807
Borrowings		1,959,339	2,506,005	2,291,745
Notes and bonds		2,638,083	1,643,926	1,625,763
Financial lease liabilities		27,093	28,049	32,064
Other loans and borrowings		110,630	178,464	207,170
Corporate financing	20	4,735,145	4,356,444	4,156,742
Grants and other liabilities	21	646,188	194,420	165,396
Provisions and contingencies	22	78,044	118,277	118,558
Derivative liabilities	14	266,802	407,551	368,022
Deferred tax liabilities	24	327,304	276,550	221,660
Personnel liabilities	33	29,789	70,599	62,414
Total non-current liabilities		11,819,423	10,102,834	9,199,599
Current liabilities				
Short-term non-recourse project financing	19	584,799	577,779	368,200
Borrowings		636,733	536,052	846,554
Notes and bonds		256,443	30,881	31,008
Financial lease liabilities		12,945	11,885	8,841
Other loans and borrowings		13,143	11,566	28,807
Corporate financing	20	919,264	590,384	915,210
Trade payables and other current liabilities	25	5,514,186	5,955,589	5,378,030
Income and other tax payables		247,015	179,275	249,080
Derivative liabilities	14	44,380	54,200	78,604
Provisions for other liabilities and charges		9,506	13,507	15,073
		7,319,150	7,370,734	7,004,197
Liabilities held for sale	7	121,269	-	-
Total current liabilities		7,440,419	7,370,734	7,004,197
Equity and liabilities		21,152,845	19,333,931	18,072,414

(1) Notes 1 to 33 are an integral part of these Consolidated Financial Statements
(2) Figures recasted, see Note 2 Significant accounting policies of these Consolidated Financial Statements

02.2 Consolidated income statements

8 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Note (1) 2013 2012 (2) Revenue 27 7,356,470 6,311,952 Changes in inventories of finished goods and work in progress 7,679 19,722 Other operating income 28 447,028 485,228 Raw materials and consumables used (4,458,146) (4,241,234) Employee benefit expenses 29 (758,356) (709,552) Depreciation, amortization and impairment charges (571,161) (422,013) Other operating expenses 8 & 28 (1,229,548) (917,507) Operating profit 793,966 526,596 Financial income 30 64,626 84,066 Financial expense 30 (661,682) (544,853) Net exchange differences 30 (4,231) (35,798) Other financial income/(expense), net 30 (120,528) (158,008) Financial expense, net (721,815) (654,593) Share of profit (loss) of associates carried under the equity method 11 (5,165) 17,561 Profit (loss) before income tax 66,986 (110,436) Income tax benefit 31 43,933 171,913 Profit for the year from continuing operations 110,919 61,477 Profit (loss) from discontinued operations, net of tax 7 (595) 32,543 Profit for the year 110,324 94,020 Profit attributable to non-controlling interests 18 (8,879) (37,305) Profit attributable to non-controlling interests discontinued operations 18 - (1,345) Profit for the year attributable to the parent company 101,445 55,370 Weighted average number of ordinary shares outstanding (thousands) 32 595,905 538,063 Basic earnings per share from continuing operations (€ per share) 32 0.17 0.04 Basic earnings per share from discontinued operations (€ per share) 32 - 0.06 Basic earnings per share attributable to the parent company (€ per share) 0.17 0.10 Weighted average number of ordinary shares affecting the diluted earnings per share (thousands) 32 615,905 558,084 Diluted earnings per share from continuing operations (€ per share) 32 0.16 0.04 Diluted earnings per share from discontinued operations (€ per share) 32 - 0.06 Diluted earnings per share attributable to the parent company (€ per share) 0.16 0.10 (1) Notes 1 to 33 are an integral part of these Consolidated Financial Statements (2) Figures recasted, see Note 2 Significant accounting policies of these Consolidated Financial Statements - Amounts in thousands of euros - Consolidated income statements for the years 2013 and 2012

02.3 Consolidated statements of comprehensive income

10 Consolidated financial statements Annual Report 2013 | ABENGOA 02 2013 2012 (2) Profit for the period 110,324 94,020 Items that may be subject to transfer to income statement: Change in fair value of available for sale financial assets (568) 1,390 Change in fair value of cash flow hedges 89,925 (237,802) Currency translation differences (483,826) (256,257) Tax effect (25,152) 68,100 Other movements (6,292) (91) Net income / (expenses) recognized directly in equity (425,913) (424,660) Cash flow hedges 88,924 96,172 Tax effect (26,677) (28,852) Transfers to income statement for the period 62,247 67,320 Other comprehensive income (loss) (363,666) (357,340) Total comprehensive income (loss) for the period (253,342) (263,320) Total comprehensive income (loss) attributable to non-controlling interest 59,141 9,080 Total comprehensive income (loss) attributable to the parent company (194,201) (254,240) Total comprehensive income (loss) attributable to the parent company from continuining operations (192,844) (264,920) Total comprehensive income (loss) attributable to the parent company from discontinued operations (1,357) 10,680 (1) Notes 1 to 33 are an integral part of these Consolidated Financial Statements (2) Figures recasted, see Note 2 Significant accounting policies of these Consolidated Financial Statements Consolidated statements of comprehensive income (loss) for the years 2013 and 2012 - Amounts in thousands euros - Note (1)

02.4 Consolidated statements of changes in equity

12

Annual Report 2013 | ABENGOA

02 Consolidated financial statements

Consolidated statements of changes in equity for years ended December 31, 2013, 2012 and 2011

- Amounts in thousands euros -

	Attributable to the owners of the Company						
	Share capital	Parent company and other reserves	Accumulated currency translation differences	Retained earnings	Total	Non-controlling interest	Total equity
Balance at December 31, 2011	90,641	419,826	41,353	765,843	1,317,663	408,581	1,726,244
Retroactive application IFRS 10 and 11 (see Note 2.1)	-	-	-	-	-	20,584	20,584
Retroactive application IFRIC 12 (see Note 2.2)	-	-	-	116,735	116,735	5,055	121,790
Balance at January 1, 2012	90,641	419,826	41,353	882,578	1,434,398	434,220	1,868,618
Profit for the year after taxes	-	-	-	55,370	55,370	38,650	94,020
Change in fair value of available for sale financial assets	-	1,440	-	-	1,440	(50)	1,390
Change in fair value of cash flow hedges	-	(141,442)	-	-	(141,442)	(189)	(141,631)
Currency translation differences	-	-	(208,733)	-	(208,733)	(47,523)	(256,256)
Tax effect	-	39,217	-	-	39,217	32	39,249
Other movements	-	(91)	-	-	(91)	-	(91)
Other comprehensive income (loss)	-	(100,876)	(208,733)	-	(309,609)	(47,730)	(357,339)
Total comprehensive income (loss)	-	(100,876)	(208,733)	55,370	(254,239)	(9,080)	(263,319)
Treasury shares	-	69	-	-	69	-	69
Capital increase	4,305	(4,305)	-		-	-	-
Capital decrease	(4,802)	4,802	-		-	-	-
Distribution of 2011 profit	-	33,735	-	(71,399)	(37,664)	-	(37,664)
Transactions with owners	(497)	34,301	-	(71,399)	(37,595)	-	(37,595)
Acquisitions	-	-	-	(1,125)	(1,125)	46,328	45,203
Capital increase in subsidiaries with non-controlling interest	-	-	-	-	-	272,012	272,012
Scope variations and other movements	-	(5,111)	-	(18,173)	(23,284)	(1,272)	(24,556)
Scope variations, acquisitions and other movements	-	(5,111)	-	(19,298)	(24,409)	317,068	292,659
Balance at December 31, 2012, as recasted	90,144	348,140	(167,380)	847,251	1,118,155	742,208	1,860,363
Profit for the year after taxes	-	-	-	101,445	101,445	8,879	110,324
Change in fair value of available for sale financial assets	-	(616)	-	-	(616)	48	(568)
Change in fair value of cash flow hedges	-	178,508	-	-	178,508	341	178,849
Currency translation differences	-	-	(415,455)	-	(415,455)	(68,371)	(483,826)
Tax effect	-	(51,790)	-	-	(51,790)	(39)	(51,829)
Other movements	-	(6,292)	-	-	(6,292)	-	(6,292)
Other comprehensive income (loss)	-	119,810	(415,455)	-	(295,645)	(68,021)	(363,666)
Total comprehensive income (loss)	-	119,810	(415,455)	101,445	(194,200)	(59,142)	(253,342)
Treasury shares	-	(84,173)	-	-	(84,173)	-	(84,173)
Capital increase	2,875	514,625	-	-	517,500	-	517,500
Capital decrease	(1,162)	1,162	-	-	-	-	-
Distribution of 2012 profit	-	76,755	-	(115,496)	(38,741)	-	(38,741)
Transactions with owners	1,713	508,369	-	(115,496)	394,586	-	394,586
Acquisitions	-	-	-	3,029	3,029	(7,480)	(4,451)
Capital increase in subsidiaries with non-controlling interest	-	-	-	-	-	39,936	39,936
Scope variations and other movements	-	(16,865)	-	16,149	(716)	(143,373)	(144,089)
Scope variations, acquisitions and other movements	-	(16,865)	-	19,178	2,313	(110,917)	(108,604)
Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003

Notes 1 to 33 are an integral part of these Consolidated Financial Statements

02.5 Consolidated cash flow statements

14 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Note (1) 2013 2012 (2) I. Profit for the year from continuing operations 110,919 61,477 Non-monetary adjustments Depreciation, amortization and impairment charges 571,161 422,013 Finance (income)/expenses 30 521,353 362,801 Fair value gains on derivative financial instruments 30 (81,512) 75,137 Shares of (profits)/losses from associates 11 5,165 (17,561) Income tax 31 (43,933) (171,913) Changes in consolidation and other non-monetary items (84,200) 39,117 II. Profit for the year from continuing operations adjusted by non monetary items 998,953 771,071 Variations in working capital and discontinued operations Inventories 7,900 (56,989) Clients and other receivables (8,442) (402,415) Trade payables and other current liabilities (47,014) 636,523 Financial investments and other current assets/liabilities 196,646 (66,736) Discontinued operations 79,085 67,176 III. Variations in working capital and discontinued operations 228,175 177,559 Income tax paid (12,105) (35,477) Interest paid (545,801) (464,325) Interest received 36,869 67,358 Discontinued operations 34,539 85,487 A. Net cash provided by operating activities 740,630 601,673 Acquisition of subsidiaries (372,736) (517,002) Investment in property, plant & equipment 9 & 10 (101,429) (234,441) Investment in intangible assets 8 & 10 (1,782,953) (1,980,010) Other non-current assets/liabilities (116,895) (215,174) Non-controlling interest (35,939) 0 Discontinued operations 9,765 (102,491) I. Investments (2,400,187) (3,049,118) Disposal of subsidiaries 43,496 9,456 Sale of property, plant & equipment 9 & 10 3,313 1,399 Sale of intangible assets 8 & 10 665 60 Other non-current assets/liabilities 6 361,208 354,270 Proceeds from contribution of partners to investments in projects 139,262 297,443 Discontinued operations (35,240) (252,151) II. Disposals 512,704 410,477 B. Net cash used in investing activities (1,887,483) (2,638,641) Proceeds from loans and borrowings 3,281,532 757,057 Repayment of loans and borrowings (1,801,968) (229,656) Dividends paid to company´s shareholders 18 (38,741) (36,632) Other finance activities 477,746 (6,075) Discontinued operations (32,045) 360,386 C. Net cash provided by financing activities 1,886,524 845,080 Net increase/(decrease) in cash and cash equivalents 739,671 (1,191,887) Cash, cash equivalents and bank overdrafts at beginning of the year 17 2,413,184 3,723,204 Translation differences cash or cash equivalent (120,201) (66,445) Discontinued operations (80,971) (51,688) Cash and cash equivalents at end of the year 2,951,683 2,413,184 (1) Notes 1 to 33 are an integral part of these Consolidated Financial Statements (2) Figures recasted, see Note 2 Significant accounting policies of these Consolidated Financial Statements Consolidated cash flow statements for the years 2013 and 2012 - Amounts in thousands of euros -

02.6 Notes to the consolidated financial statements

16 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Contents Note 1. 1.- General information 17 Note 2. 2.- Significant accounting policies 18 Note 3. 3.- Critical accounting policies policies 43 Note 4. 4.- Financial risk management 46 Note 5. 5.- Financial information by segment 50 Note 6. 6.- Changes in the composition of the group 58 Note 7. 7.- Discontinued operations 60 Note 8. 8.- Intangible assets 63 Note 9. 9.- Property, plant and equipment 67 Note 10. 10.- Fixed assets in projects (project finance) 69 Note 11. 11.- Investments in associates 74 Note 12. 12.- Financial instruments by category 77 Note 13. 13.- Available Available-for for-sale financial assets 79 Note 14. 14.- Derivative financial instruments 81 Note 15. 15.- Clients and other receivable accounts 87 Note 16. 16.- Inventories Inventories 91 Note 17. 17.- Cash and cash equivalents 91 Note 18. 18.- Shareholders’ equity 92 Note 19. 19.- Non Non-recourse financing (project financing) 97 Note 20. 20.- Corporate financing 100 Note 21. 21.- Grants and other liabilities 108 Note 22. 22.- Provisions and contingencies 109 Note 23. 23.- Third Third-party guarantees and commitments 110 Note 24. 24.- Tax situation 111 Note 25. 25.- Trade payables and other current liabilities 114 Note 26. 26.- Construction contracts 115 Note 27. 27.- Revenues 116 Note 28. 28.- Other operating income and expenses 116 Note 29. 29.- Employee benefit expenses 117 Note 30. 30.- Financial income and expenses 120 Note 31. 31.- Income tax 123 Note 32. 32.- Earnings per share 124 Note 33. 33.- Other information 125

17 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Notes to the consolidated financial statements Note 1. 1.- General information Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as ‘Abengoa’, ‘the Group’ or ‘the Company’), which at the end of 2013, was made up of 578 companies: the parent company itself, 534 subsidiaries, 19 associates and 24 joint ventures. Additionally, as of the end of 2013, certain subsidiaries were participating in 227 temporary joint operations (UTE) and, furthermore, the Group held a number of interests, of less than 20%, in several other entities. Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation (‘S.A.’ in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville. The Group’s corporate purpose is set out in Article 3 of its Bylaws. It covers a wide range of activities, although Abengoa is principally an applied engineering and equipment manufacturer, providing integrated project solutions to customers in the following sectors: energy, telecommunications, transport, water utilities, environmental, industrial and service. On October 17, 2013 Abengoa carried out a capital increase of 250,000,000 class B shares and on October 29, 2013 the Company issued, as a result of the exercise of the option to purchase additional shares to cover over-allotment by the underwriters of the capital increase, 37,500,000 additional Class B shares (‘greenshoe’ option). Abengoa’s shares are represented by class A and B shares which are listed on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 as mentioned above (see Note 18) The Company presents mandatory financial information quarterly and semiannually. Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. Abengoa`s activity and the internal and external management information are organized under the following three activities: – Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of thermo-solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. – Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible. – Industrial production: covers Abengoa’s businesses with a commodity component, such as biofuels and industrial waste recycling (until the sale of shareholding in Befesa Medio Ambiente, S.L.U. (Befesa), see Note 7.1). The Company holds an important leadership position in these activities in the geographical markets in which it operates. These Consolidated Financial Statements were approved by the Board of Directors on February 20, 2014. All public documents on Abengoa may be viewed at www.abengoa.com.

18 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Note 2. 2.- Significant accounting policies The significant accounting policies adopted in the preparation of the accompanying Consolidated Financial Statements are set forth below: 2.1. Basis of presentation The Consolidated Financial Statements as of December 31, 2013 have been prepared in accordance with International Financial Reporting Standards adopted by de European Union (IFRS-EU) and they present the Group’s equity and financial position as of December 31, 2013 and the consolidated results of its operations, the changes in the consolidated net equity and the consolidated cash flows for the financial year ending on that date. Unless otherwise stated, the accounting policies set out below have been applied consistently throughout all periods presented within these Consolidated Financial Statements. The Consolidated Financial Statements have been prepared under the historical cost convention, modified by the revaluation of certain available-for-sale non-current financial assets under IFRS 1 and with the exception of those situations where IFRS-EU requires that financial assets and financial liabilities are valued at fair value. The preparation of the Consolidated Financial Statements under IFRS-EU requires the use of certain critical accounting estimates. It also requires that Management exercises its judgment in the process of applying Abengoa’s accounting policies. Note 3 provides further information on those areas which involve a higher degree of judgment or areas of complexity for which the assumptions or estimates made are significant to the financial statements. The amounts included within the documents comprising the Consolidated Financial Statements (Consolidated Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros (€). Unless otherwise stated, any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership. 2.1.1. Application of new accounting standards a) Standards, interpretations and amendments effective from January 1, 2013 under IFRS-EU, applied by the Group: – IFRS 13 ‘Fair value measurement’. IFRS 13 defines fair value, sets out a framework for measuring fair value in a single IFRS and requires disclosures about fair value measurements. According to IFRS 13, this standard has been applied prospectively from the beginning of the annual period in which it is initially applied. The disclosure requirements of this IFRS do not need to be applied to compare information provided for periods prior to the initial application of this IFRS. The main impact relates to the measurement of the financial derivatives that the Group has, including call options on Abengoa’s own shares that were signed to hedge the convertible notes as well as the embedded derivative in the convertible notes (see Note 14). This impact is not significant on the Consolidated Financial Statements. – International Accounting Standard (IAS) 1 (amendment) ‘Financial statements presentation’. The main change resulting from this amendment is a requirement to group items presented in ‘other comprehensive income’ (OCI) into two categories on the basis of whether or not they will be subsequently reclassified to profit or loss (reclassification adjustments). b) In preparing these Consolidated Financial Statements as of December 31, 2013, the Group has applied the following new standards and amendments that came into effect on January 1, 2013 under the IFRS approved by the International Accounting Standards Board, hereinafter IFRS-IASB (January 1, 2014 under IFRS-EU), and which have been early applied under IFRS-EU:

19 Consolidated financial statements Annual Report 2013 | ABENGOA 02 – IFRS 10, ‘Consolidated Financial Statements’. IFRS 10 supersedes current consolidation requirements of IAS 27 and establishes principles for the presentation and preparation of Consolidated Financial Statements when an entity controls one or more other entities. IFRS 10 modifies the former definition of control. The new definition of control sets out the following three elements: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns. – IFRS 11 ‘Joint Arrangements’. IFRS 11, supersedes the current IAS 31 about joint ventures, and under this standard investments in joint arrangements are classified either as joint operations or joint ventures, depending on the contractual rights and obligations each investor has rather than just the legal structure of the joint arrangement. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and accounts for its interest under the equity method. Proportional consolidation of joint ventures is no longer allowed. – IFRS 12 ‘Disclosures of Interests in Other Entities’. IFRS 12 defines the required disclosures of interests in subsidiaries, associates, joint ventures and non-controlling interests. – IAS 27 (amendment) ‘Separated Financial Statements’. After the publication of IFRS 10 has been published, IAS 27 covers only separate financial statements. – IAS 28 (amendment) ‘Associates and Joint Ventures’. IAS 28 has been amended to include the requirements for joint ventures to be accounted for under the equity method following the issuance of IFRS 11. – IFRS 10, IFRS 11 and IFRS 12 (amendments) ‘Transition guidance’. The main impacts of the application of the new standards IFRS 10 and 11, as well as the amendments to IAS 27 and 28, in relation to what was applied previously, relate to: (i) The de-consolidation of companies that do not fulfill the conditions of effective control of the interest in terms of decision making and leading to their integration in the consolidated financial statements according to the equity method. It is expected that some of these projects have been de-consolidated in the construction phase because they do not fulfill the control requirements and will be fully consolidated again once they enter into operation and control over them is gained. (ii) The elimination of the proportional consolidation for the joint ventures, with the equity method being applied instead. According to the terms and requirements established in IAS 8 ‘Accounting policies, changes in accounting estimates and errors’, the above standards and amendments have been retrospectively applied, recasting the comparison information presented for the year 2012, to which these standards and amendments had not been applied, in order to make it comparable with the information at December 31, 2013. Additionally, according to IAS 1 (40A), the Consolidated Statement of Financial Position has been presented early in the first period (January 1, 2012). According to IAS 1 (40c), it has not been necessary to present the notes relating to the Consolidated “Financial Statement of Position opening at the beginning of the period indicated above.

20 Consolidated financial statements Annual Report 2013 | ABENGOA 02 The effect of the de-consolidation of the affected companies and their integration according to the equity method on the Consolidated Statements of Financial Position as of December 31, 2012 and January 1, 2012 is shown below: Balance as of 12.31.12 Balance as of 01.01.12 Assets Intangible assets and Property, Plant & Equipment (25,212) 2,198 Fixed assets in projects (project finance) (2,341,152) (1,501,341) Investments in associates carried under the equity method 855,627 647,945 Financial investments 31,775 30,679 Deferred tax assets (18,976) (7,283) Current assets 237,834 (15,239) Total assets (1,260,104) (843,041) Equity and liabilities Equity (19,959) 20,584 Long-term non-recourse project financing (1,707,460) (876,168) Long-term corporate financing (40) 6,884 Other non-current liabilities (189,989) (92,164) Current liabilities 657,344 97,823 Total equity and liabilities (1,260,104) (843,041) In addition, the effect of this de-consolidation on the consolidated income statement for the year 2012 is shown below: For the year ended 12.31.12 Revenue (57,235) Other operating income (64,756) Operating expenses 62,745 I. Operating profit (59,246) II. Financial expense, net 27,487 III. Share of profit/(loss) of associates carried under the equity method 19,477 IV. Profit before income tax (12,282) V. Income tax benefit 7,823 VI. Profit for the period from continuing operations (4,459) VII. Profit attributable to non-controlling interests 4,459 VIII. Profit for the period attributable to the parent company - Subsidiary companies included in the consolidation perimeter using the equity method, due to the application of new accounting standards, are disclosed in Appendix XVII. c) Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2014: – IAS 32 (amendment) ’Offsetting of financial assets and financial liabilities’. The IAS 32 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB and is to be applied retroactively. – IAS 36 (Amendment) ‘Recoverable Amount Disclosures for Non-Financial Assets’. The IAS 36 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

21 Consolidated financial statements Annual Report 2013 | ABENGOA 02 – IAS 39 (Amendment) ‘Novation of Derivatives and Continuation of Hedge Accounting’.The IAS 39 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB. – IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2017 under IFRS-IASB and has not yet been adopted by the EU. The Group is currently in the process of evaluating the impact on the Consolidated Financial Statement derived from the application of these new standards. 2.1.2. IFRIC 12 – Service concession arrangements As stated in the consolidated financial statements for 2011 and as a result of IFRIC 12 ‘Service Concession Arrangements’ that came into effect in 2010, the Company carried out an analysis of other agreements in the Group and identified further infrastructures, specifically thermosolar plants in Spain included under the special arrangements of RD 661/2007 and recorded in the pre-assignment register in November 2009, which could potentially be classified as service concession arrangements. Nevertheless, at the end of 2010, the company decided that it needed to carry out a more in-depth analysis of the issue since the reasons that justified the accounting application of the interpretation had not been sufficiently proven based on the information available at that date. During 2010 and 2011, the Spanish government issued several laws and resolutions that regulate the market for renewable energy in Spain in general, and thermo-solar activities in particular. In early 2011, when Abengoa received a set of individual rulings from the Spanish Ministry of Industry for each of its thermosolar assets,the Company returned to work on the analysis of applying IFRIC 12 to its thermosolar plants in Spain. In September 2011 the Company concluded that it was required to start applying IFRIC 12 to its thermosolar plants in Spain included under the special scheme of Royal Decree 661/2007 and recorded in the pre-assignment register in November 2009, just as it was doing for its other concession assets, based on all available information and the newly acquired knowledge from the analysis performed. As explained in the preceding paragraphs, it was not possible to allow application on January 1, 2010 of IFRIC 12 to those thermosolar plants and, as indicated in Paragraph 52 of IAS 8 on Accounting Policy and Changes to Accounting Estimates, the application became prospective as from September 1, 2011. At the time of application of IFRIC 12, the Company reclassified all capitalized costs under the heading of ‘other assets in projects’ relating to thermosolar plants into ‘concession assets in projects’ for an amount of €1.6 billion. Similarly, from September 1, 2011, all revenues and costs related to the construction of these plants were recorded based on the percentage of completion method in accordance with IAS 11, from the date of the prospective application of IFRIC 12 to the end of the construction of these assets which were estimated for completion in 2013. This treatment deferred recognition of the costs, margins and revenues generated up to that date and previously eliminated in consolidation prospectively, pro rata, over the term of the remaining construction period. During 2013, the Company re-evaluated the assumptions made in 2011 that justified the application of IFRIC 12 to thermosolar plants in Spain as described above. On June 30, 2013 and based on the provisions of IAS 8.14, the Directors deemed it necessary to change the accounting policy applied to these plants. It is believed that financial statements will provide more reliable and comparable information about the application of IFRIC 12 to thermosolar plants in Spain. The accounting change modifies the method in which we initially applied IFRIC 12, as well as the date on which IFRIC 12 was applied (January 1, 2011 instead of September 1, 2011). The revised accounting treatment has consisted in applying IFRIC 12 prospectively from January 1, 2011 by derecognizing, our thermo-solar plant assets previously recognized at cost as ‘‘Property, Plant and Equipment in Projects’’ and recognizing those thermo-solar plant assets at fair value as ‘‘Concession Assets in Projects’’. The difference of €165 million was recorded in that moment in ‘‘Other Operating Income’’ on the consolidated income statement. From January 1, 2011, only the remaining contract revenue, costs and margins generated after such date for the ongoing construction of the plants began to be recognized based on the ‘‘percentage of completion’’ accounting method in accordance with IAS 11. In addition, the revenue and operating profit that was previously deferred upon original adoption of IFRIC 12 and recognized prospectively during fiscal years 2011 and 2012 has been eliminated. The change in application date resulted in the recognition of revenues and costs associated with the construction activities that occurred between January 1, 2011 and September 1, 2011,that were previously eliminated.

22 Consolidated financial statements Annual Report 2013 | ABENGOA 02 This change in accounting policy for the application of IFRIC 12 to the thermosolar plants in Spain, reflects the spirit of Paragraph 45 of IAS 1 which justifies changes in the presentation (in addition to the classification) of annual accounts. As a result of the change, there is an improved presentation of the financial statements. They better reflect the plant construction operations underway in each financial year, without altering the trend of the group's earnings. They also facilitate comparisons between periods. In accordance with the terms and requirements of IAS 8 for ‘Accounting policies, changes in acccounting estimates and errors’, the above standard has been applied by recasting the comparative information presented, to make it comparable with the information for the year ended December 31, 2013. Consequently, and in accordance with IAS 1, a third Consolidated Statement of Financial Position as of January 1, 2012 has been included corresponding to the beginning of the earliest comparative period. The consolidated income statement and statement of financial position within our Annual Consolidated Financial Statements have not been recasted to retrospectively apply IFRIC 12 to thermo-solar electricity generation plants in Spain for any period prior to January 1, 2011. The following table shows the impact of this change on the consolidated statements of financial position as of December 31, 2012 and January 1, 2012: 12.31.12 01.01 .12 Assets Fixed assets in projects (project finance) 69,595 173,986 Deferred tax assets (20,879) (52,196) Total assets 48,716 121,790 Equity and liabilities Equity 48,716 121,790 Total equity and liabilities 48,716 121,790 In addition, the following table shows the impact of this change on the consolidated income statement for the year 2012: 2012 Revenue (808,484) Other operating income - Operating expenses 704,093 I. Operating profit (104,391) IV. Profit before income tax (104,391) V. Income tax benefit 31,317 VI. Profit for the period from continuing operations (73,074) VII. Profit attributable to non-controlling interests 3,033 VIII. Profit for the period attributable to the parent company (70,041) The impact of this change in accounting policy on the basic and diluted earnings per share for the year ended December 31, 2012 was €0.13 per share.

23 Consolidated financial statements Annual Report 2013 | ABENGOA 02 2.2. Principles of consolidation In order to provide information on a consistent basis, the same principles and standards applied to the parent company have been applied to all other consolidated entities. All subsidiaries, associates and joint ventures included in the consolidated group for the years 2013 and 2012 that form the basis of these Consolidated Financial Statements are set out in Appendices I (XII), II (XIII) and III (XIV), respectively. Note 6 of these Consolidated Financial Statements reflects the information on the changes in the composition of the Group. a) Subsidiaries Subsidiaries are those entities over which Abengoa has control. Control is achieved when the Company: – has power over the investee; – is exposed, or has rights, to variable returns from its involvement with the investee; and – has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. The Company operates an integrated business model in which it provides complete services form initial design, construction and engineering to operation and maintenance of infrastructure assets. In order to evaluate the existence of control, we need to distinguish two independent stages in these projects in terms of decision making process: the construction phase and the operation phase. In some of these projects (such as Solana and Mojave thermo-solar plants in the United States, Hugoton second generation biofuels plant in the United States and solar plants currently under construction in South Africa), all the relevant decisions during the construction phase are subject to the approval and control of a third party. As a result, Abengoa does not have control over these assets during this period and records these companies as associates under the equity method. Once the project is in operation, Abengoa gains control over these companies which are then fully consolidated. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including: – the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders; – potential voting rights held by the Company, other vote holders or other parties; – rights arising from other contractual arrangements; and – any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

24 Consolidated financial statements Annual Report 2013 | ABENGOA 02 The Group uses the acquisition method to account for business combinations. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group and includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration is recognized at fair value at the acquisition date and subsequent changes in its fair value are recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Acquisition related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non controlling interest in the acquiree either at fair value or at the non controlling interest’s proportionate share of the acquirer’s net assets on an acquisition basis. The value of non controlling interest in equity and the consolidated results are shown, respectively, under ‘Non controlling interest’ of the Consolidated Statements of Financial Position and ‘Profit attributable to non controlling interest’ in the Consolidated Income Statements. Profit for the period and each component of other comprehensive income are attributed to the owners of the Company and to the non controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non controlling interests even if this results in the non controlling interests having a total negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. In compliance with Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital), the parent company has notified all these companies that, either by itself or through another subsidiary, it owns more than 10 per 100 shares of their capital. Appendix IX lists the Companies external to the Group which have a share equal to or greater than 10% of a subsidiary of the parent company under consolidation. b) Associates and joint ventures An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. A joint venture (as opposed to a joint operation described in section c) below) is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The results and assets and liabilities of associates or joint ventures are incorporated in these Consolidated Financial Statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. Profits and losses resulting from the transactions of the Company with the associate or joint venture are recognized in the Group’s Consolidated Financial Statements only to the extent of interests in the associate or joint venture that are not related to the Group. In compliance with Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital), the parent company has notified all these companies that, either by itself or through another subsidiary, it owns more than 10 per 100 shares of their capital.

25 Consolidated financial statements Annual Report 2013 | ABENGOA 02 As of December 31, 2013 and 2012 there are no significant contingent liabilities in the Group’s interests in joint ventures. c) Interest in joint operations and temporary joint operations (UTE) A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. When a group entity undertakes its activities under joint operations, the Group as a joint operator recognises in relation to its interest in a joint operation: – Its assets, including its share of any assets held jointly. – Its liabilities, including its share of any liabilities incurred jointly. – Its share of the revenue from the sale of the output by the joint operation. – Its expenses, including its share of any expenses incurred jointly. When a group entity transacts with a joint operation in which a group entity is a joint operator (such as a purchase of assets), the Group does not recognize its share of the gains and losses until it resells those assets to a third party. ‘Unión Temporal de Empresas’ (UTE) are temporary joint operations generally formed to execute specific commercial and/or industrial projects in a wide variety of areas and particularly in the fields of engineering and construction and infrastructure projects. They are normally used to combine the characteristics and qualifications of the UTE’s partners into a single proposal in order to obtain the most favorable technical assessment possible. UTE are normally limited as standalone entities with limited action, since, although they may enter into commitments in their own name, such commitments are generally undertaken by their partners, in proportion to each investor’s share in the UTE. The partners’ shares in the UTE normally depend on their contributions (quantitative or qualitative) to the project, are limited to their own tasks and are intended solely to generate their own specific results. Each partner is responsible for executing its own tasks and does so in its own interests. The fact that one of the UTE’s partners acts as project manager does not affect its position or share in the UTE. The UTE’s partners are collectively responsible for technical issues, although there are strict pari passu clauses that assign the specific consequences of each investor’s correct or incorrect actions. UTE are not variable interest or special purpose entities. UTE do not usually own assets or liabilities on a standalone basis. Their activity is conducted for a specific period of time that is normally limited to the execution of the project. The UTE may own certain fixed assets used in carrying out its activity, although in this case they are generally acquired and used jointly by all the UTE’s investors, for a period similar to the project’s duration, or prior agreements are signed by the partners on the assignment or disposal of the UTE’s assets upon completion of the project. UTE in which the Company participates are operated through a management committee comprised of equal representation from each of the temporary joint operation partners, and such committee makes all the decisions about the temporary joint operation’s activities that have a significant effect on its success. All the decisions require consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of the UTE. Each partner has rights to the assets and obligations relating to the arrangement. As a result, these temporary joint operations are consolidated proportionally. The proportional part of the UTE’s Consolidated Statement of Financial Position and Consolidated Income Statement is integrated into the Consolidated Statement of Financial Position and the Consolidated Income Statement of the Company in proportion to its interest in the UTE on a line by line basis. As of December 31, 2013 and 2012 there are no significant material contingent liabilities in relation to the Group’s shareholdings in the UTE.

26 Consolidated financial statements Annual Report 2013 | ABENGOA 02 d) Transactions with non-controlling interests Transactions with non-controlling interests are accounted for as transactions with equity owners of the group. When the Group acquires non-controlling interests, the difference between any consideration paid and the carrying value of the proportionate share of net assets acquired is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity. When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, and any difference between fair value and its carrying amount is recognized in profit or loss. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the group had directly disposed of the related assets or liabilities. Companies and entities which are third parties the Group and which hold a share equal to or larger than 10% in the share capital of any company included in the consolidation group are disclosed in Appendix VIII. 2.3. Intangible assets a) Goodwill Goodwill is recognized as the excess between (A) and (B), where (A) is the sum of the considerations transferred, the amount of any non-controlling interest in the acquiree and in the case of a business combination achieved in stages, the fair value on the acquisition date of the previously held interest in the acquiree and (B) the net value, at the acquisition date, of the identifiable assets acquired, the liabilities and contingent liabilities assumed, measured at fair value. If the resulting amount is negative, in the case of a bargain purchase, the difference is recognized as income directly in the Consolidated Income Statement. Goodwill relating to the acquisition of subsidiaries is included in intangible assets, while goodwill relating to associates is included in investments in associates. Goodwill is carried at initial value less accumulated impairment losses (see Note 2.8). Goodwill is allocated to Cash Generating Units (CGU) for the purposes of impairment testing, these CGU’s being the units which are expected to benefit from the business combination that generated the goodwill. b) Computer programs Costs paid for licenses for computer programs are capitalized, including preparation and installation costs directly associated with the software. Such costs are amortized over their estimated useful life. Maintenance costs are expensed in the period in which they are incurred. Costs directly related with the production of identifiable computer programs are recognized as intangible assets when they are likely to generate future economic benefit for a period of one or more years and they fulfill the following conditions: – it is technically possible to complete the production of the intangible asset; – management intends to complete the intangible asset; – the Company is able to use or sell the intangible asset; – there are technical, financial and other resources available to complete the development of the intangible asset; and – disbursements attributed to the intangible asset during its development may be reliably measured. Costs directly related to the production of computer programs recognized as intangible assets are amortized over their estimated useful lives which do not exceed 10 years. Costs that do not meet the criteria above are recognized as expenses in the Consolidated Income Statement when incurred.

27 Consolidated financial statements Annual Report 2013 | ABENGOA 02 c) Research and development cost Research costs are recognized as an expense when they are incurred. Development costs (relating to the design and testing of new and improved products) are recognized as an intangible asset when all the following criteria are met: – it is probable that the project will be successful, taking into account its technical and commercial feasibility, so that the project will be available for its use or sale; – it is probable that the project will generate future economic benefits; – management intends to complete the project; – the Company is able to use or sell the intangible asset; – there are appropriate technical, financial or other resources available to complete the development of the intangible asset; and – the costs of the project/product can be measured reliably. Once the product is in the market, capitalized costs are amortized on a straight-line basis over the period for which the product is expected to generate economic benefits, which is normally 5 years, except for development assets related to the thermo-solar plant using tower technology which are amortized over 25 years and the second-generation biofuels plant which is amortized according to its useful life. Development costs that do not meet the criteria above are recognized as expenses in the Consolidated Income Statement when incurred. Grants or subsidized loans obtained to finance research and development projects are recognized as income in the Consolidated Income Statement consistently with the expenses they are financing (following the rules described above). 2.4. Property, plant and equipment Property, plant and equipment includes property, plant and equipment of companies or project companies which have been self-financed or financed through external financing with recourse facilities or through non-recourse project finance. In general, property, plant and equipment is measured at historical cost, including all expenses directly attributable to the acquisition, less depreciation and impairment losses, with the exception of land, which is presented net of any impairment losses. Subsequent costs are capitalized when it is probable that future economic benefits associated with that asset can be separately and reliably identified. Work carried out by a company on its own property, plant and equipment is valued at production cost. In construction projects of the Company’s owned assets carried out by its Engineering and Construction segment which are not under the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), internal margins are eliminated. The corresponding costs are recognized in the individual expense line item in the accompanying income statements. The recognition of an income for the sum of such costs through the line item ‘Other income- Work performed by the entity and capitalized and other’ results in these costs having no impact in net operating profit. The corresponding assets are capitalized and included in property, plant and equipment in the accompanying balance sheets. All other repair and maintenance costs are charged to the Consolidated Income Statement in the period in which they are incurred. Costs incurred during the construction period may also include gains or losses from foreign-currency cash-flow hedging instruments for the acquisition of property, plant and equipment in foreign currency, transferred from equity.

28 Consolidated financial statements Annual Report 2013 | ABENGOA 02 With regard to investments in property, plant and equipment located on land belonging to third parties, an initial estimate of the costs of dismantling the asset and restoring the site to its original condition is also included in the carrying amount of the asset. Such costs are recorded at their net present value in accordance with IAS 37. The annual depreciation rates of property, plant and equipment (including property, plant and equipment in projects) are as follows: Items % of depreciation Lands and buildings Buildings 2% - 3% Technical installations and machinery Installations 3% - 4% - 12% - 20% Machinery 12% Other fixed assets Data processing equipment 25% Tools and equipment 15% - 30% Furniture 10% - 15% Works equipment 30% Transport elements 8% - 20% The assets’ residual values and useful economic lives are reviewed, and adjusted if necessary, at the end of the accounting period of the company which owns the asset. When the carrying amount of an asset is higher than its recoverable amount, the carrying amount is reduced immediately to reflect the lower recoverable amount. 2.5. Fixed assets in projects (project finance) This category includes property, plant and equipment, intangible assets and financial assets of consolidated companies which are financed through Non-recourse Project Finance, that are raised specifically and solely to finance individual projects as detailed in the terms of the loan agreement. These non-recourse Project Finance assets are generally the result of projects which consist of the design, construction, financing, application and maintenance of large-scale complex operational assets or infrastructures, which are owned by the company or are held under a concession agreement for a period of time. The projects are initially financed through non-recourse medium-term bridge loans and later by Non-recourse Project Finance. In this respect, the basis of the financing agreement between the Company and the bank lies in the allocation of the cash flows generated by the project to the repayment of the principal amount and interest expenses, excluding or limiting the amount secured by other assets, in such a way that the bank recovers the investment solely through the cash flows generated by the project financed, any other debt being subordinated to the debt arising from the non-recourse financing applied to projects until the non-recourse debt has been fully repaid. For this reason, fixed assets in projects are separately reported on the face of the Consolidated Statement of Financial Position, as is the related non-recourse debt in the liability section of the same statement. Assets in the ‘fixed assets in projects’ line item of the Consolidated Statement of Financial Position are sub-classified under the following two headings, depending upon their nature and their accounting treatment:

29 Consolidated financial statements Annual Report 2013 | ABENGOA 02 2.5.1. Concession assets in projects This heading includes fixed assets financed through non-recourse loans related to Service Concession Arrangements recorded in accordance with IFRIC 12. IFRIC 12 states that service concession arrangements are public-to-private arrangements in which the public sector controls or regulates the services to be provided using the infrastructure and their prices, and is contractually guaranteed to gain, at a future time, ownership of the infrastructure through which the service is provided. The infrastructures accounted for by the Group as concessions are mainly related to the activities concerning power transmission lines, desalination plants, cogeneration plants and thermo-solar electricity generation plants. The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement (see Note 2.1.2). a) Intangible asset The Group recognizes an intangible asset when the demand risk to the extent that it has a right to charge final customers for the use of the infrastructure. This intangible asset is subject to the provisions of IAS 38 and is amortized linearly, taking into account the estimated period of commercial operation of infrastructure which generally coincides with the concession period. The Group recognizes and measures revenue, costs and margin for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 ‘Construction Contracts’ and revenue for other services in accordance with IAS 18 ‘Revenue’. As indicated in Note 2.7, the interest costs derived from financing the project incurred during construction are capitalized during the period of time required to complete and prepare the asset for its predetermined used. Once the infrastructure is in operation, the treatment of income and expenses is as follows: Revenues from the updated annual royalty for the concession, as well as operations and maintenance services are recognized in each period according to IAS 18 ‘Ordinary income’. Operating and maintenance costs and general overheads and administrative costs are charged to the Consolidated Income Statement in accordance with the nature of the cost incurred (amount due) in each period. Financing costs are classified within heading finance expenses in the Consolidated Income Statement. b) Financial asset The Group recognizes a financial asset when demand risk is assumed by the grantor to the extent that the concession holder has an unconditional right to receive payments for construction or improvement services. This asset is recognized at the fair value of the construction or improvement services provided. The valuation of the receivable account is performed according to the amortized cost method, the corresponding income from updating the flows of collections is recognized as revenue in the Consolidated Income Statement according to the effective interest rate. The finance expenses of financing these assets are classified under the financial expenses heading of the Consolidated Income Statement. As indicated above for intangible assets, income from operations and maintenance services is recognized in each period according to IAS 18 ‘Ordinary income’. 2.5.2. Other assets in projects This heading includes tangible fixed and intagible assets which are financed through a non-recourse loan and are not subject to a concession agreement as described below. Their accounting treatment is described in Notes 2.3 y 2.4. Non-recourse project finance typically includes the following guarantees: – Shares of the project developers are pledged.

30 Consolidated financial statements Annual Report 2013 | ABENGOA 02 – Assignment of collection rights. – Limitations on the availability of assets relating to the project. – Compliance with debt coverage ratios. – Subordination of the payment of interest and dividends to meet loan financial ratios. Once the project finance has been repaid and the non-recourse debt and related guarantees fully extinguished, any remaining net book value reported under this category is reclassified to the Property, Plant and Equipment or Intangible Assets line items, as applicable, in the Consolidated Statement of Financial Position. 2.6. Current and non-current classification Assets are classified as current assets if they are expected to be realized in less than 12 months after the date of the Consolidated Statements of Financial Position. Otherwise, they are classified as non-current assets. Liabilities are classified as current liabilities unless an unconditional right exists to defer their repayment by at least 12 months following the date of the Consolidated Statement of Financial Position. 2.7. Borrowing costs Interest costs incurred in the construction of any qualifying asset are capitalized over the period required to complete and prepare the asset for its intended use. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its internal use or sale, which in Abengoa is considered to be more than one year. Costs incurred relating to non-recourse factoring are expensed when the factoring transaction is completed with the financial institution. Remaining borrowing costs are expensed in the period in which they are incurred. 2.8. Impairment of non-financial assets Abengoa reviews its property, plant and equipment, intangible assets with finite and indefinite useful life and goodwill to identify any indicators of impairment annually. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, defined as the present value of the estimated future cash flows to be generated by the asset. In the event that the asset does not generate cash flows independently of other assets, Abengoa calculates the recoverable amount of the Cash-Generating Unit to which the asset belongs. When the carrying amount of the Cash Generating Unit to which these assets belong is lower than its recoverable amount assets are impaired. Assumptions used to calculate value in use include a discount rate, growth rates and projected changes in both selling prices and costs. The discount rate is estimated by Management, to reflect both changes in the value of money over time and the risks associated with the specific Cash-Generating Unit. Growth rates and changes in prices and costs are projected based upon internal and industry projections and management experience respectively. Financial projections range between 5 and 10 years depending on the growth potential of each Cash Generating Unit. To calculate the value in use of the major goodwill balances, the following assumptions were made: – 10-year financial projections were used for those Cash-Generating Units (CGUs) that have high growth potential based on cash flows taken into account in the strategic plans for each business unit, considering a residual value based on the flow in the final year of the projection. The use of these 10-year financial projections was based on the assumption that it is the minimum period necessary for the discounted cash flow model to reflect all potential growth in the CGUs in each business segment showing significant investments.

31 Consolidated financial statements Annual Report 2013 | ABENGOA 02 The aforementioned estimated cash flows were considered to be reliable due to their capacity to adapt to the real market and/or business situation faced by the CGU in accordance with the business's margin and cash-flow experience and future expectations. These cash flows are reviewed and approved every six months by Senior Management so that the estimates are continually updated to ensure consistency with the actual results obtained. In these cases, given that the period used is reasonably long, the Group then applies a zero growth rate for the cash flows subsequent to the period covered by the strategic plan. – For concession assets with a defined useful life and with a specific financial structure, cash flow projections until the end of the project are considered and no terminal value is assumed. Concession assets have a contractual structure that permit the Company to estimate quite accurately the costs of the project (both in the construction and in the operations periods) and revenue during the life of the project. Projections take into account real data based on the contract terms and fundamental assumptions based on specific reports prepared by experts, assumptions on demand and assumptions on production. Additionally, assumptions on macro-economic conditions are taken into account, such as inflation rates, future interest rates, etc. and sensitivity analyses are performed over all major assumptions which can have a significant impact in the value of the asset. – 5-year cash flow projections are used for all other CGUs, considering the residual value to be the cash flow in the final year projected. – Cash flow projections of CGUs located in other countries are calculated in the functional currency of those CGUs and are discounted using rates that take into consideration the risk corresponding to each specific country and currency. Present values obtained with this method are then converted to euros at the year-end exchange rate of each currency. – Taking into account that in most CGUs the specific financial structure is linked to the financial structure of the projects that are part of those CGUs, the discount rate used to calculate the present value of cash-flow projections is based on the weighted average cost of capital (WACC) for the type of asset, adjusted, if necessary, in accordance with the business of the specific activity and with the risk associated with the country where the project is performed. – In any case, sensitivity analyses are performed, especially in relation with the discount rate used, residual value and fair value changes in the main business variables, in order to ensure that possible changes in the estimates of these items do not impact the possible recovery of recognized assets. – Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for Cash-Generating Units with the operating segment to which it pertains: Operating segment Discount rate Growth Rate Engineering and construction Engineering and construction 8% - 11% 0% Concession Concession-type infrastructure Solar 4% - 6% 0% Water 6% - 8% 0% Transmission lines 5% - 10% 0% Cogeneration and other 6% - 8% 0% Industrial production Biofuels 5% - 8% 0%

32 Consolidated financial statements Annual Report 2013 | ABENGOA 02 In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference is recorded in the Consolidated Income Statement under the item ‘Depreciation, amortization and impairment charges’. With the exception of goodwill, impairment losses recognized in prior periods which are later deemed to have been recovered are credited to the same income statement heading. 2.9. Financial Investments (current and non non-current) Financial investments are classified into the following categories, based primarily on the purpose for which they were acquired: a) financial assets at fair value through profit and loss; b) loans and accounts receivable; c) financial assets held to maturity; and d) available for sale financial assets. Classification of each financial asset is determinated by management upon initial recognition, and is reviewed at each year end. a) Financial assets at fair value through profit and loss This category includes the financial assets acquired for trading and those initially designated at fair value through profit and loss. A financial asset is classified in this category if it is acquired mainly for the purpose of sale in the short term or if it is so designated by Management. Financial derivatives are also classified at fair value through profit and loss when they do not meet the accounting requirements to be designated as hedging instruments. These financial assets are recognized initially at fair value, without including transaction costs. Subsequent changes in fair value are recognized under ‘Gains or losses from financial assets at fair value’ within the ‘Finance income or expense’ line of the Consolidated Income Statement for the period. b) Loans and accounts receivable Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments, not listed on an active market. In accordance with IFRIC 12, certain assets under concessions qualify as financial receivables (see Note 2.5). Loans and accounts receivable are initially recognized at fair value plus transaction costs and are subsequently measured at amortized cost in accordance with the effective interest rate method. Interest calculated using the effective interest rate method is recognized under ‘Interest income from loans and debts’ within the ‘Finance income’ line of the Consolidated Income Statement. c) Financial assets held to maturity This category includes non-derivative financial assets expected to be held to maturity which have fixed or determinable payments. These assets are initially recognized at fair value plus transaction costs and subsequently measured at their amortized cost under the effective interest rate method. Interest calculated under the effective interest rate method is recognized under ‘Other finance income’ within the ‘Other net finance income/expense’ line of the Consolidated Income Statement. d) Available for sale financial assets This category includes non-derivative financial assets which do not fall within any of the previously mentioned categories. For Abengoa, they primarily comprise interests in other companies that are not consolidated.

33 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Financial assets available for sale are initially recognized at fair value plus transaction costs and subsequently measured at fair value, with changes in fair value recognized directly in equity, with the exception of translation differences of monetary assets, which are charged to the Consolidated Income Statement. Dividends from available-for-sale financial assets are recognized under ‘Other finance income’ within the ‘Other net finance income/expense’ line of the Consolidated Income Statement when the right to receive the dividend is established. When available for sale financial assets are sold or impaired, the accumulated amount recorded in equity is transferred to the Consolidated Income Statement. To establish whether the assets have been impaired, it is necessary to consider whether the reduction in their fair value is significantly below cost and whether it will be for a prolonged period of time. The cumulative gain or loss reclassified from equity to profit or loss when the financial assets are impaired is the difference between their acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in the Consolidated Income Statement are not subsequently reversed through the Consolidated Income Statement. Acquisitions and disposals of financial assets are recognized on the trading date, i.e. the date upon which there is a commitment to purchase or sell the asset. Available for sale financial assets are derecognized when the right to receive cash flows from the investment has expired or has been transferred and all the risks and rewards derived from owning the asset have likewise been substantially transferred. At the date of each Consolidated Statement of Financial Position, the Group evaluates if there is any objective evidence that the value of any financial asset or any group of financial assets has been impaired. 2.10. Derivative financial instruments and hedging activities Derivatives are recorded at fair value. The Company applies hedge accounting to all hedging derivatives that qualify to be accounted for as hedges under IFRS. When hedge accounting is applied, hedging strategy and risk management objectives are documented at inception, as well as the relationship between hedging instruments and hedged items. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively and retrospectively at inception and at each reporting date, following the dollar offset method or the regression method, depending on the type of derivatives. The Company has three types of hedges: a) Fair value hedge for recognized assets and liabilities Changes in fair value of the derivatives are recorded in the Consolidated Income Statement, together with any changes in the fair value of the asset or liability that is being hedged. b) Cash flow hedge for forecasted transactions The effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the Consolidated Income Statement as it occurs. When options are designated as hedging instruments (such as interest rate options described in Note 14), the intrinsic value and time value of the financial hedge instrument are separated. Changes in intrinsic value which are highly effective are recorded in equity and subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Changes in time value are recorded in the Consolidated Income Statement, together with any ineffectiveness. When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, gains and losses previously recorded in equity are included in the initial cost of the asset or liability.

34 Consolidated financial statements Annual Report 2013 | ABENGOA 02 When the hedging instrument matures or is sold, or when it no longer meets the requirements to apply hedge accounting, accumulated gains and losses recorded in equity remain as such until the forecast transaction is ultimately recognized in the Consolidated Income Statement. However, if it becomes unlikely that the forecasted transaction will actually take place, the accumulated gains and losses in equity are recognized immediately in the Consolidated Income Statement. c) Net investment hedges in foreign operation Hedges of a net investment in a foreign operation, including the hedging of a monetary item considered part of a net investment, are recognized in a similar way to cash flow hedges. The foreign currency transaction gain or loss on the nonderivative hedging instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment. That is, reported in the cumulative translation adjustment section of equity to the extent it is effective as a hedge, as long as the following conditions are met: the notional amount of the non-derivative instrument matches the portion of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment. In that circumstance, no hedge ineffectiveness would be recognized in earnings. Amounts recorded in equity will be reclassified to the Consolidated Income Statement when the foreign operation is sold or otherwise disposed of. Contracts held for the purposes of receiving or making payment of non-financial elements in accordance with expected purchases, sales or use of goods (‘own-use contracts’) of the Group are not recognized as derivative instruments, but as executory contracts. In the event that such contracts include embedded derivatives, they are recognized separately from the host contract, if the economic characteristics of the embedded derivative are not closely related to the economic characteristics of the host contract. The options contracted for the purchase or sale of non-financial elements which may be cancelled through cash outflows are not considered to be own-use contracts. Changes in fair value of derivative instruments which do not qualify for hedge accounting are recognized immediately in the Consolidated Income Statement. Trading derivatives are classified as a current assets or liabilities. 2.11. Fair value estimates Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value: – Level 1: Inputs are quoted prices in active markets for identical assets or liabilities. – Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). – Level 3: Fair value is measured based on unobservable inputs for the asset or liability. In the event that prices cannot be observed, the management shall make its best estimate of the price that the market would otherwise establish based on proprietary internal models which, in the majority of cases, use data based on observable market parameters as significant inputs (Level 2) but occasionally use market data that is not observed as significant inputs (Level 3). Different techniques can be used to make this estimate, including extrapolation of observable market data. The best indication of the initial fair value of a financial instrument is the price of the transaction, except when the value of the instrument can be obtained from other transactions carried out in the market with the same or similar instruments, or valued using a valuation technique in which the variables used only include observable market data, mainly interest rates. According to current legislation (IFRS-EU), differences between the transaction price and the fair value based on valuation techniques that use data that is not observed in the market, are not initially recognized in the income statement. a) Level 2 valuation The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 14). Credit risk effect on the valuation of derivatives is calculated for each of the instruments in the portfolio of derivatives classified within level 2, using the own risk of the Abengoa companies and financial counterparty risk.

35 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Description of the valuation method – Interest rate swaps Interest rate swap valuations are made by valuing the swap component of the contract and valuing the credit risk. The most common methodology used by the market and applied by Abengoa to value interest rate swaps is to discount the expected future cash flows according to the parameters of the contract. Variable interest rates, which are needed to estimate future cash flows, are calculated using the curve for the corresponding currency and extracting the implicit rates for each of the reference dates in the contract. These estimated flows are discounted with the swap zero curve for the reference period of the contract 1, 3 or 6 months. The effect of the credit risk on the valuation of the interest rate swaps depends on the future settlement. If the settlement is favorable for the Company, the counterparty credit spread will be incorporated to quantify the probability of default at maturity. If the expected settlement is negative for the company, its own credit risk will be applied to the final settlement. Classic models for valuing interest rate swaps use deterministic valuation of the future of variable rates, based on future outlooks. When quantifying credit risk, this model is limited by considering only the risk for the current paying party, ignoring the fact that the derivative could change sign at maturity. A payer and receiver swaption model is used for these cases. This enables the associated risk in each swap position to be reflected. Thus, the model shows each agent's exposure, on each payment date, as the value of entering into the ‘tail’ of the swap, i.e. the live part of the swap. – Interest rate caps and floors Interest rate caps and floors are valued by separating the derivative in the successive caplets/floorlets that comprise the transaction. Each caplet or floorlet is valued as a call or put option, respectively, on the reference interest rate, for which the Black-Scholes approach is used for European-type options (exercise at maturity) with minor adaptations and following the Black-76 model. – Forward foreign exchange transactions Forward contracts are valued by comparing the contracted forward rate and the rate in the valuation scenario at the maturity date. The contract is valued by calculating the flow that would be obtained or paid from theoretically closing out the position and then discounting that amount. – Commodity swaps Commodity swaps are valued in the same way as forward foreign exchange contracts, calculating the flow that would be obtained or paid from theoretically closing out the position. – Equity options Equity options are valued using the Black-Scholes model for American-type options on equities. – Embedded derivatives in convertible bonds The embedded derivatives in convertible bonds consist of an option to convert the bond into shares in favor of the bondholder; call options for the issuer to repurchase the bonds at a specific price on specific dates; and put options for the bondholder to redeem the bonds at a specific price and on specific dates. Since these are Bermuda-type options (multiple exercise dates), they are valued using the Longstaff-Schwartz model and the Monte Carlo method. Variables (Inputs) Interest rate derivative valuation models use the corresponding interest rate curves for the relevant currency and underlying reference in order to estimate the future cash flows and to discount them. Market prices for deposits, futures contracts and interest rate swaps are used to construct these curves. Interest rate options (caps and floors) also use the volatility of the reference interest rate curve.

36 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Exchange rate derivatives are valued using the interest rate curves of the underlying currencies in the derivative, as well as the corresponding spot exchange rates. The inputs in equity models include the interest rate curves of the corresponding currency, the price of the underlying asset, as well as the implicit volatility and any expected future dividends. To estimate the credit risk of the counterparty, the credit default swap (CDS) spreads curve is obtained in the market for important individual issuers. For less liquid issuers, the spreads curve is estimated using comparable CDSs or based on the country curve. To estimate proprietary credit risk, prices of debt issues in the market and CDSs for the sector and geographic location are used. The fair value of the financial instruments that results from the aforementioned internal models, takes into account, among other factors, the terms and conditions of the contracts and observable market data, such as interest rates, credit risk, exchange rates, commodities and share prices, and volatility. The valuation models do not include significant levels of subjectivity, since these methodologies can be adjusted and calibrated, as appropriate, using the internal calculation of fair value and subsequently compared to the corresponding actively traded price. However, valuation adjustments may be necessary when the listed market prices are not available for comparison purposes. b) Level 3 valuation Level 3 includes shares in companies that, pursuant to the regulations in force, have not been included in the scope of consolidation for the years ended December 31, 2013 and 2012 and in which the Company's stake is greater than 5% and lower than 20%. Fair value within these elements was calculated by taking as the main reference the value of the investment - the company's cash flow generation based on its current business plan, discounted at a rate appropriate for the sector in which each of the companies is operating. Valuations were obtained from internal models. These valuations could vary where other models and assumptions made on the principle variables had been used, however the fair value of the assets and liabilities, as well as the results generated by these financial instruments are considered reasonable. Detailed information on fair values is included in Note 12. 2.12. Inventories Inventories are valued at the lower of cost or net realizable value. In general, cost is determined by using the first-in-first-out (FIFO) method. The cost of finished goods and work in progress includes design costs, raw materials, direct labor, other direct costs and general manufacturing costs (assuming normal operating capacity). Borrowing costs are not included. The net realizable value is the estimated sales value in the normal course of business, less applicable variable selling costs. Cost of inventories includes the transfer from equity of gains and losses on qualifying cash-flow hedging instruments related with the purchase of raw materials or with foreign exchange contracts. 2.13. Biological assets Abengoa recognizes sugar cane in production as biological assets. The production period of sugar cane covers the period from preparation of the land and sowing the seedlings until the plant is ready for first production and harvesting. Biological assets are classified as property, plant and equipment in the Consolidated Statement of Financial Position. Biological assets are recognized at fair value, calculated as the market value less estimated harvesting and transport costs. Agricultural products harvested from biological assets, which in the case of Abengoa are cut sugar cane, are classified as inventories and measured at fair value less estimated sale costs at the point of sale or harvesting. Fair value of biological assets is calculated using as a reference the forecasted market price of sugarcane, which is estimated using public information and estimates on future prices of sugar and ethanol. Fair value of agricultural products is calculated using as a reference the price of sugar cane made public on a monthly basis by the Cane, Sugar and Alcohol Producers Board (Consecana).

37 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Gains or losses arising as a result of changes in the fair value of such assets are recorded, within ‘Operating profit’ in the Consolidated Income Statement. To obtain the fair value of the sugar cane while growing, a number of assumptions and estimates have been made in relation to the area of land sown, the estimated TRS (Total Recoverable Sugar contained within the cane) per ton to be harvested and the average degree of growth of the agricultural product in the different areas sown. 2.14. Clients and other receivables Clients and other receivables relate to amounts due from customers for sales of goods and services rendered in the normal course of operation. Clients and other receivables are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. Trade receivables due in less than one year are carried at their face value at both initial recognition and subsequent measurement, provided that the effect of not discounting flows is not significant. A provision for impairment of trade receivables is recorded when there is objective evidence that the Group will not be able to recover all amounts due as per the original terms of the receivables. The existence of significant financial difficulties, the probability that the debtor is in bankruptcy or financial reorganization and the lack or delay in payments are considered evidence that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate. When a trade receivable is uncollectable, it is written off against the bad debt provision. Clients and other receivables which have been factored with financial entities are derecognized and hence removed from assets on the Consolidated Statement of Financial Position only if all risks and rewards of ownership of the related financial assets have been transferred, comparing the Company’s exposure, before and after the transfer, to the variability in the amounts and the calendar of net cash flows from the transferred asset. Once the Company’s exposure to this variability has been eliminated or substantially reduced, the financial asset has been transferred, and is derecognized from the Consolidated Statement of Financial Position (See Note 4.b). 2.15. Cash and cash equivalents Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments. In the Consolidated Statement of Financial Position, bank overdrafts are classified as borrowings within current liabilities. 2.16. Share capital Parent company shares are classified as equity. Transaction costs directly attributable to new shares are presented in equity as a reduction, net of taxes, to the consideration received from the issue. Treasury shares are classified in Equity-Parent company reserves. Any amounts received from the sale of treasury shares, net of transaction costs, are classified equity. 2.17. Government grants Non-refundable capital grants are recognized at fair value when it is considered that there is a reasonable assurance that the grant will be received and that the necessary qualifying conditions, as agreed with the entity assigning the grant, will be adequately met. Grants related to income are recorded as liabilities in the Consolidated Statement of Financial Position and are recognized in ‘Other operating income’ in the Consolidated Income Statement based on the period necessary to match them with the costs they intend to compensate.

38 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Grants related to fixed assets are recorded as non-current liabilities in the Consolidated Statement of Financial Position and are recognized in ‘Other operating income’ in the Consolidated Income Statement on a straight-line basis over the estimated useful economic life of the assets. 2.18. Loans and borrowings External resources are classified in the following categories: a) non-recourse financing applied to projects (project financing) (see note 19); b) corporate financing (see Note 20). Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost and any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the Consolidated Income Statement over the duration of the borrowing using the effective interest rate method. Interest free loans and loans with interest rates below market rates, mainly granted for research and development projects, are initially recognized at fair value in liabilities in the Consolidated Statement of Financial Position. The difference between proceeds received from the loan and its fair value is initially recorded within ‘Grants and Other liabilities’ in the Consolidated Statement of Financial Position, and subsequently recorded in ‘Other operating income- Grants’ in the Consolidated income statement when the costs financed with the loan are expensed. In the case of interest free loans received for development projects where the Company record an intangible asset, income from the grant will be recognized according to the useful life of the asset, at the same rate as we record its amortization. Commissions paid for obtaining credit lines are recognized as transaction costs if it is probable that part or all of the credit line will be drawn down. If this is the case, commissions are deferred until the credit line is drawn down. If it is not probable that all or part of the credit line will be drawn down, commission costs are expensed in the period. 2.18.1. Convertible notes Pursuant to the Terms and Conditions of each of the convertible notes issued, when investors exercise their conversion right, the Company may decide whether to deliver shares of the company, cash, or a combination of cash and shares (see Note 20.3 for further information). In accordance with IAS 32 and 39, since Abengoa has a contractual right to choose the type of payment and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bond is considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. The Company initially measures the embedded derivative at fair value and classifies it under the derivative financial instruments liability heading. At the end of each period, the embedded derivative is re-measured and changes in fair value are recognized under ‘Other net finance income or expense’ within the ‘Finance expense net’ line of the Consolidated Income Statement. The debt component of the bond is initially recorded as the difference between the proceeds received for the notes and the fair value of the aforementioned embedded derivative. Subsequently, the debt component is measured at amortized cost until it is settled upon conversion or maturity. Debt issuance costs are recognized as a deduction in the value of the debt in the Consolidated Statement of Financial Position and included as part of its amortized cost. 2.18.2.Ordinary notes The company initially recognizes ordinary notes at fair value, net of issuance costs incurred. Subsequently, notes are measured at amortized cost until settlement upon maturity. Any other difference between the proceeds obtained (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement over the term of the debt using the effective interest rate method.

39 Consolidated financial statements Annual Report 2013 | ABENGOA 02 2.19. Current and deferred income taxes Income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized directly in equity. In these cases, income tax is also recognized directly in equity. Current income tax expense is calculated on the basis of the tax laws in force or about to enter into force as of the date of the Consolidated Statement of Financial Position in the countries in which the subsidiaries and associates operate and generate taxable income. Deferred income tax is calculated in accordance with the Consolidated Statement of Financial Position liability method, based upon the temporary differences arising between the carrying amount of assets and liabilities and their tax base. However, deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither the accounting nor the taxable profit or loss. Deferred income tax is determined using tax rates and regulations which are enacted or substantially enacted at the date of the Consolidated Statement of Financial Position and are expected to apply and/or be in force at the time when the deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only when it is probable that sufficient future taxable profit will be available to use deferred tax assets. Deferred taxes are recognized on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences is controlled by the Group and it is not probable that temporary differences will reverse in the foreseeable future. 2.20. Employee benefits a) Share plans Certain Group companies have obligations in connection with certain share-based incentive plans for managers and employees. These plans are linked to the achievement of certain management objectives during the upcoming years. When the shares have an active market (which is the case for plans linked to Abengoa shares), personnel expense is recognized during the vesting period based on their fair value at grant date. In either case, the impact of these share plans on Abengoa’s Consolidated Financial Statements is not significant. When there is a non-active market for the shares granted by the plan, personnel expense is recognized on the basis of the repurchase price identified in the plan during the vesting period. Share plans are considered cash-settled share-based payment plans in accordance with IFRS 2, since the company compensates the participants for their services in exchange for the assumption of the market risk on the shares. By use of the guarantee on the loan, Abengoa guarantees participants, up to the end of the plan period, no personal losses in conjunction with a change in the price of the shares purchased. As such, Abengoa measures and recognizes at the end of each reporting period, a liability based on the value of the shares. Upon expiration of the Plan, employees may sell the shares to repay the individual loan or may otherwise repay the loan as they wish. The fair value of the services received in exchange for the granting of the option is recognized as a personnel expense using the Black-Scholes valuation model. Certain inputs are used in the Black-Scholes model to generate variables such as the share price, the estimated return per dividend, the expected life of the option (5 years), the interest rates and the share market volatility, as appropriate. The total amount charged to expenses during the vesting period is determined by reference to the fair value of a hypothetical option to sell (‘put’) granted by the company to the managers, excluding the effect of the vesting conditions that are not market conditions, and including in the hypotheses only the number of options that are expected will become exercisable. In this regard, the number of options it is expected will become exercisable is considered in the calculation.

40 Consolidated financial statements Annual Report 2013 | ABENGOA 02 b) Bonus schemes The Group records the amount annually accrued in accordance with the percentage of compliance with the plan’s established objectives as personnel expense in the Consolidated Income Statement Expenses incurred from employee benefits are disclosed in Note 29. 2.21. Provisions and contingencies Provisions are recognized when: – there is a present obligation, either legal or constructive, as a result of past events; – it is more likely than not that there will be a future outflow of resources to settle the obligation; and – the amount has been reliably estimated. Provisions are initially measured at the present value of the expected outflows required to settle the obligation and subsequently valued at amortized cost following the effective interest method. The balance of Provisions disclosed in the Notes reflects management’s best estimate of the potential exposure as of the date of preparation of the Consolidated Financial Statements. Contingent liabilities are possible obligations, existing obligations with low probability of a future outflow of economic resources and existing obligations where the future outflow cannot be reliably estimated. Contingences are not recognized in the Consolidated Statements of Financial Position unless they have been acquired in a business combination. 2.22. Trade payables and other liabilities Trade payables and other liabilities are obligations arising from the purchase of goods or services in the ordinary course of business and are recognized initially at fair value and are subsequently measured at their amortized cost using the effective interest method. Other liabilities are obligations not arising from the purchase of goods or services in the normal course of business and which are not treated as financing transactions. Advances received from customers are recognized as ‘Trade payables and other current liabilities’. 2.23. Foreign currency transactions a) Functional currency Financial statements of each subsidiary within the Group are measured and reported in the currency of the principal economic environment in which the subsidiary operates (subsidiary’s functional currency). The Consolidated Financial Statements are presented in euro, which is Abengoa’s functional and reporting currency. b) Transactions and balances Transactions denominated in a currency different from the subsidiary’s functional currency are translated into the subsidiary’s functional currency applying the exchange rates in force at the time of the transactions. Foreign currency gains and losses that result from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency at the year-end rates are recognized in the Consolidated Income Statement, unless they are deferred in equity, as occurs with cash-flow hedges and net investment in foreign operations hedges.

41 Consolidated financial statements Annual Report 2013 | ABENGOA 02 c) Translation of the financial statements of foreign companies within the Group Income Statements and Statements of Financial Position of all Group companies with a functional currency different from the group’s reporting currency (Euro) are translated to Euros as follows: 1) All assets and liabilities are translated to Euros using the exchange rate in force at the closing date of the Financial Statements. 2) Items in the Income Statement are translated into Euros using the average annual exchange rate, calculated as the arithmetical average of the average exchange rates for each of the twelve months of the year, which does not differ significantly from using the exchange rates of the dates of each transaction. 3) The difference between equity, including profit or loss calculated as described in (2) above, translated at the historical exchange rate, and the net financial position that results from translating the assets, and liabilities in accordance with (1) above, is recorded in equity in the Consolidated Statement of Financial Position under the heading ‘Accumulated currency translation differences’. Results of companies carried under the equity method are translated at the average annual exchange rate calculated described in (2) above. Goodwill arising on the acquisition of a foreign company is treated as an asset of the foreign company and is translated at the year-end exchange rate. 2.24. Revenue recognition a) Ordinary income Ordinary income comprises the fair value of sales of goods or services, excluding VAT or similar taxes, any discounts or returns and excluding sales between Group entities. Ordinary income is recognized as follows: – Income from the sale of goods is recognized when the Group delivers the goods to the client, the client accepts them and it is reasonably certain that the related receivables will be collectible. – Income from the sale of services is recognized in the period in which the service is provided. – Interest income is recognized using the effective interest rate method. When a receivable is considered impaired, the carrying amount is reduced to its recoverable amount, discounting the estimated future cash flows at the original effective interest rate of the instrument and recording the discount as a reduction in interest income. Income from interest on loans that have been impaired is recognized when the cash is collected or on the basis of the recovery of the cost when the conditions are guaranteed. – Dividend income is recognized when the right to receive payment is established. b) Construction contracts Costs incurred in relation to construction contracts are recognized when incurred. When the outcome of a construction contract cannot be reliably estimated, revenues are only recognized up to the amount of the costs incurred to date that are likely to be recovered. When the outcome of a construction contract can be reliably estimated and it is probable that it will be profitable, revenue from the contract is recognized over the term of the contract. When it is probable that the costs of the project will be greater than its revenue, expected loss is recognized immediately as an expense. To determine the appropriate amount of revenue to be recognized in any period, the percentage of completion method is applied. The percentage of completion method considers, at the date of the Statement of Financial Position, the actual costs incurred as a percentage of total estimated costs for the entire contract. Costs incurred in the period which relate to future project activities are not included when determining the percentage of completion. Prepayments and certain other assets are recognized as inventories, depending upon their specific nature.

42 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Partial billing that has not yet been settled by the clients and withholdings is included under the Trade and other receivables heading. Gross amounts owed by clients for ongoing works in which the costs incurred plus recognized profits (minus recognized losses) exceed partial billing are presented as assets under the heading of ‘Unbilled Revenue’ within ‘Clients and other receivables’ heading of the Statement of Financial Position. On the other hand, amounts outstanding from customers for work in progress for which the billing to date is greater than the costs incurred plus recognized profits (less recognized losses) are shown as liabilities within the line item ‘Advance payments from clients’ in the Trade payables and other current liabilities caption of the Consolidated Statement of Financial Position. Lastly, as stated in point 2.4 on the measurement of property, plant and equipment in internal asset construction projects outside the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), revenues and profits between group companies are eliminated, meaning that such assets are shown at their acquisition cost. c) Concession contracts Concession contracts are public-private agreements for periods usually between 20 and 30 years including both the construction of infrastructure and future services associated with the operation and maintenance of assets in the concession period. Revenue recognition, as well as, the main characteristics of these contracts are detailed in Note 2.5.2.25. Leases Lease contracts of fixed assets in which a Group company is the lessee and substantially retains all the risks and rewards associated with the ownership of the assets are classified as finance leases. Finance leases are recognized at inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments over the contract term. Each lease payment is distributed between debt and financing costs, in a way which establishes a constant interest rate on the outstanding debt. The amounts to be paid over the lease term, net of financing costs, are recognized as non-current and current payables, as appropriate. The interest portion of the financing costs is charged to the Consolidated Income Statement over the period of the lease agreement, in order to obtain a constant periodic interest rate on the balance of the outstanding debt in each period. Assets acquired under finance lease agreements are depreciated over the shorter of the useful life of the asset and the lease term. Lease agreements undertaken by the Group in which the entity entering into the agreement does not substantially retain all the risks and rewards associated with the ownership of the asset are classified as operating leases. Payments made under operating leases are charged to the Consolidated Income Statement (net of any incentives received from the lessor) on a straight-line basis over the lease term. 2.26. Segment reporting Information on the Group’s operating segments is presented in accordance with internal information provided to the Group’s Chief Operating Decision Maker (CODM). The CODM, responsible for assigning resources and evaluating the performance of the operating segments, has been identified as the CEO and the Chairman. As described in Note 5, the CODM reviews the business by 7 operating segments (8 operating segments until the sale of shareholding in Befesa) which are in turn grouped, for business purposes, into three activities: Engineering & Construction, Concession-type Infrastructures and Industrial Production. Geographically, the Group reports financial information by 6 regions which are Spain (home market), USA, Europe (excluding Spain), Latin America (excluding Brazil), Brazil and other (the remaining overseas markets). For detailed information on segment reporting, see Note 5.

43 Consolidated financial statements Annual Report 2013 | ABENGOA 02 2.27. Environmental assets Equipment, installations and systems used to eliminate, reduce or control possible environmental impacts are recognized applying the same criteria used for other similar assets. Provisions made for environmental restoration, costs of restructuring and litigations are recognized when the company has a legal or constructive obligation as a result of past events, it becomes probable that an outflow of resources will be necessary to settle the obligation and the outflow can be reliably estimated. Note 33.7 gives additional information on the Group’s environmental policies. 2.28. Severance payments Severance payments are made to employees in the event that the company terminates their employment contract prior to the normal retirement age or when the employee voluntarily accepts redundancy in the terms offered by the employer. The Group recognizes severance payments when it is demonstrably committed to third parties to provide indemnities for leaving the company or to dismiss the current workers in accordance with a detailed formal plan, with no possibility of retracting. 2.29. Non Non-current Assets held for sale and discontinued operations The Group classifies property, plant and equipment, intangible assets and disposal groups (groups of assets that are to be sold together with their directly associated liabilities) as non-current assets held for sale when, at the date of the Consolidated Statement of Financial Position, an active program to sell them has been initiated by Management and the sale is foreseen to take place within the following twelve months. The Group includes in discontinued operations those business lines which have been sold or otherwise disposed of or those that meet the conditions to be classified as held-for-sale. Discontinued operations also include those assets which are included in the same sale program together with the business line. Entities which are acquired exclusively with a view for resale are also classified as discontinued operations. Assets held for sale or disposal groups are measured at the lower of their carrying value or fair value less estimated costs necessary to sell them. They are no longer amortized or depreciated from the moment they are classified as non-current assets held for sale. Assets held for sale and the components of disposal groups are presented in the Consolidated Statement of Financial Position grouped under a single heading as ‘Assets held for sale’. Liabilities are also grouped under a single heading as ‘Liabilities held for sale’. The after-tax profit or loss on discontinued operations is presented in a single line within the Consolidated Income Statement under the heading ‘Profit (loss) from discontinued operations, net of tax’. Note 3.- Critical accounting policies The preparation of the Consolidated Financial Statements in conformity with IFRS requires to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions. The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in the Consolidated Financial Statements are: – Impairment of intangible assets and goodwill. – Revenue from construction contracts. – Concession agreements. – Income taxes and recoverable amount of deferred tax assets. – Derivative financial instruments and hedging.

44 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on our historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Group operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted. As of the date of preparation of these Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2013 are expected. Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the Consolidated Income Statement of the year in which the change occurs. The Group significant accounting policies have been fully described in Note 2. Impairment of intangible assets and goodwill Goodwill and Intangible assets which have not yet come into operation or that have an indefinite useful life are not amortized and are tested for impairment on an annual basis or whenever there is an impairment indicator. Goodwill is tested for impairment within the Cash-Generating Unit to which it belongs. Other intangible assets are tested individually, unless they do not generate cash flows independently from other assets, in which case they are tested within the Cash-Generating Unit to which they belong. For those cash generating units with high potential growth, the Group uses cash flow projections for a period of 10 years based on the cash flows identified in the Group’s strategic plans, which are reviewed and approved every six months by the management of the Group. The residual value is calculated based on the cash flows of the latest year projected using a steady or nil growth rate. The use of a 10 year period is based on the consideration that this is the minimum period that needs to be used in order to appropriately reflect all the potential growth of these cash generating units. In addition, 10 years projections are prepared based on the historical experience within the Group in preparing long-term strategic plans, which are considered reliable and are prepared on the basis of the Group’s internal control system. These cash flows are considered reliable since they can easily adapt to the changes of the market and of the business segment to which cash generating units belong, based on the Group’s past experience on cash flows and margins and on future expectations. For other cash generating units the Group uses cash flows projections based on a period of 5 years, calculating the residual value based on the cash flows of the latest year projected, using a growth rate ‘using a zero growth rate’. Projected cash flows are discounted using the Weighted Average Cost of Capital (see Note 2.8), adjusted for the specific risks associated to the business unit to which the cash generating unit belongs. Based on values in use calculated in accordance with the assumptions and hypotheses described above and in Note 8 for the years 2013 and 2012, the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount. Detailed sensitivity analysis has been carried out and the Management is confident that the carrying amount of the cash generating units will be recovered in full. Main variables considered in sensitivity analysis are growth rates, discount rates based in weighted average cost of capital (WACC) and the main variables of each business. During the years 2013 and 2012 there were no intangible assets with indefinite useful life or there were no significant intangible assets not yet in use that were impaired. Revenue from construction contracts Revenue from construction contracts is recognized using the percentage-of-completion method for contracts whose outcome can be reliably estimated and it is probable that they will be profitable. When the outcome of a construction contract cannot be reliably estimated, revenue is recognized only to the extent it is probable that contract costs incurred will be recoverable. As described in Note 2.24.b), the percentage of completion is determined at the date of every Consolidated Statement of Financial Position based on the actual costs incurred as a percentage of total estimated costs for the entire contract.

45 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Revenue recognition using the percentage-of-completion method involves the use of estimates of certain key elements of the construction contracts, such as total estimated contract costs, allowances or provisions related to the contract, period of execution of the contract and recoverability of the claims. The Company has established, over the years, a robust project management and control system, with periodic monitoring of each project. This system is based on the long-track experience of the Group in constructing complex infrastructures and installations. As far as practicable, the Group applies past experience in estimating the main elements of construction contracts and relies on objective data such as physical inspections or third parties confirmations. Nevertheless, given the highly tailored characteristics of the construction contracts, most of the estimates are unique to the specific facts and circumstances of each contract. Although estimates on construction contracts are periodically reviewed on an individual basis, we exercise significant judgments and not all possible risks can be specifically quantified. It is important to point out that, as stated in Note 2.4 on the measurement of property, plant and equipment, in the internal asset construction projects outside the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), the totality of the revenues and profits between group companies is eliminated, meaning that said assets are shown at their acquisition cost. Concession Agreements The analysis on whether the IFRIC 12 applies to certain contracts and activities involves various complex factors and it is significantly affected by legal interpretation of certain contractual agreements or other terms and conditions with public sector entities. Therefore, the application of IFRIC 12 requires extensive judgment in relation with, amongst other factors, (i) the identification of certain infrastructures (and not contractual agreements) in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the recognition of the revenue from construction and concessionary activity. Changes in one or more of the factors described above may significantly affect the conclusions as to the appropriateness of the application of IFRIC 12 and, therefore, the results of operations or our financial position (see Note 10.1). Income taxes and recoverable amount of deferred tax assets Determining income tax expense requires judgment in assessing the timing and the amount of deductible and taxable items, as well as the interpretation and application of tax laws in different jurisdictions. Due to this fact, contingencies or additional tax expenses could arise as a result of tax inspections or different interpretations of certain tax laws by the corresponding tax authorities. Group Management assesses the recoverability of deferred tax assets on the basis of estimates of the future taxable profit. In making this assessment, Management considers the foreseen reversal of deferred tax liabilities, projected taxable profit and tax planning strategies. This assessment is carried out on the basis of internal projections, which are updated to reflect the Group’s most recent operating trends. The Group’s current and deferred income taxes may be impacted by events and transactions arising in the normal course of business as well as by special non-recurring circumstances. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unforeseen future transactions impacting the income tax balances. Derivatives and hedging The Group uses derivatives in order to mitigate risks arising from foreign exchange, interest rates and changes in the prices of assets and commodities purchased (principally aluminum, grain, ethanol, sugar and gas). Derivatives are initially recognized at fair value on the date that the derivative contract is entered into, and are subsequently re-measured at fair value at each reporting date (see Note 2.10 and 2.11 for a full description of the accounting policy for derivatives).

46 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Contracts held for the purposes of receiving or making payment of non-financial elements in accordance with expected purchases, sales or use of goods (own-use contracts) of the Group are not recognized as financial derivative instruments, but as executory contracts. In the event that such contracts include embedded derivatives, those derivatives are recorded separately from the original contract, if the economic characteristics of the embedded derivative are not closely related to the economic characteristics of the original host contract. Options contracted for the purchase or sale of non-financial elements which may be cancelled through cash outflows are not considered to be ‘own-use contracts’. The inputs used to calculate fair value of our derivatives are based on prices observable on not quoted markets, through the application of valuation models (Level 2). The valuation techniques used to calculate fair value of our derivatives include discounting estimated future cash flows, using assumptions based on market conditions at the date of valuation or using market prices of similar comparable instruments, amongst others. The valuation of derivatives and the identification and valuation of embedded derivatives and own-use contracts requires the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Note 4. 4.- Financial risk management Abengoa’s activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk. The risk management model attempts to minimize the potential adverse impact of such risks upon the Group’s financial performance. Risk is managed by the Group’s Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group’s operating segments, quantifying them by project, region and company. Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures. The Group is affected by the following financial risks: a) Market risk Market risk arises when group activities are exposed fundamentally to financial risk derived from changes in foreign exchange rates, interest rates and changes in the fair values of certain raw materials. To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as future contracts for commodities. The Group does not generally use derivatives for speculative purposes. – Foreign exchange rate risk: the international activity of the Group generates exposure to foreign exchange rate risk. Foreign exchange rate risk arises when future commercial transactions and assets and liabilities recognized are not denominated in the functional currency of the group company that undertakes the transaction or records the asset or liability. The main exchange rate exposure for the Group relates to the US Dollar against the Euro. To control foreign exchange risk, the Group purchases forward exchange contracts. Such contracts are designated as fairvalue or cash-flow hedges, as appropriate. In the event that the exchange rate of the US Dollar had risen by 10% against the Euro as of December 31, 2013, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a loss of €8,496 thousand (loss of €10,602 thousand in 2012) mainly due to the US Dollar net liability position of the Group in companies with Euro functional currency and an increase of €1,192 thousand (decrease of €2,440 in 2012) in other reserves as a result of the cash flow hedging effects on highly probable future transactions.

47 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Details of the financial hedging instruments and foreign currency payments as of December 31, 2013 and 2012 are included in Note 14 of these Notes to these Consolidated Financial Statements. – Interest rate risk: arises mainly from financial liabilities at variable interest rates. Abengoa actively manages its risks exposure to variations in interest rates associated with its variable interest debt. In non-recourse financing (see Note 19), as a general rule, the Company enters into hedging arrangements for at least 80% of the amount and the timeframe of the relevant financing. In corporate financing (see Note 20), as general rule, 80% of the debt is covered throughout the term of the debt; in addition, in 2009, 2010 and 2013, Abengoa issued notes at a fixed interest rate. The main interest rate exposure for the Group relates to the variable interest rate with reference to the Euribor. To control the interest rate risk, the Group primarily uses interest rate swaps and interest rate options (caps and collars), which, in exchange for a fee, offer protection against an increase in interest rates. In the event that Euribor had risen by 25 basic points as of December 31, 2013, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a profit of €13,669 thousand (profit of €4,004 thousand in 2012) mainly due to the increase in time value of hedge interest rate options (caps and collars) and an increase of € 48,050 thousand in other reserves (increase of €52,163 thousand in 2012) mainly due to the increase in value of hedging interest derivatives (swaps, caps and collars). A breakdown of the interest rate derivatives as of December 31, 2013 and 2012 is provided in Note 14 of these Notes to the Consolidated Financial Statements. – Risk of change in commodities prices: arises both through the sale of the Group’s products and the purchase of commodities for production processes. The main risk of change in commodities prices for the Group is related to the price of grain, ethanol, sugar, gas, and aluminum (and zinc until the sale of the Company’s shareholding in Befesa). In general, the Group uses futures and options listed on organized markets, as well as OTC (over-the-counter) contracts with financial institutions, to mitigate the risk of market price fluctuations. At December 31, 2013, if the price of grain had increased by 10%, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (loss of €35,092 thousand in 2012) and an increase in other reserves of € 4,567 thousand (decrease of €16,391 thousand in 2012) due to open derivative contracts primarily on grain purchases held by the Group. At December 31, 2013, if the price of ethanol had increased by 10%, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (profit of €11,035 thousand in 2012) and an increase in other reserves of €60,040 thousand (null in 2012) due to open derivative contracts primarily on ethanol purchases held by the Group. A breakdown of the commodity derivative instruments as of December 31, 2013 ad 2012 is included in Note 14 to these Consolidated Financial Statements. In addition, certain Bioenergy Business Group companies engage in purchase and sale transactions in the grain and ethanol markets, in accordance with a management policy for trading transactions. Management has approved and supplemented trading strategies to control the purchase and sale of forward and swap contracts, mainly for sugar, grain and ethanol, which are reported on a daily basis, following the internal procedures established in the Transactions Policy. As a risk-mitigation element, the company sets daily limits or ‘stop losses’ for each strategy, depending on the markets in which it operates, the financial instruments purchased and the risks defined in the transaction. These transactions are measured monthly at fair value through the Consolidated Income Statement. In 2013, Abengoa recorded a profit of €15 thousand (profit of €11,768 thousand in 2012),corresponding to settled transactions in both years.

48 Consolidated financial statements Annual Report 2013 | ABENGOA 02 b) Credit risk The main financial assets exposed to credit risk derived from the failure of the counterparty to meet its obligations are trade and other receivables, current financial investments and cash. a) Clients and other receivables (see Note 15). b) Current financial investments and cash (see Notes 13, 14, 15 and 17). – Clients and other receivables: Most receivables relate to clients operating in a range of industries and countries with contracts that require ongoing payments as the project advances; the service is rendered or upon delivery of the product. It is a common practice for the company to reserve the right to cancel the work in the event of a material breach, especially non-payment. In general, and to mitigate the credit risk, prior to any commercial contract or business agreement, the company generally holds a firm commitment from a leading financial institution to purchase the receivables through a non-recourse factoring arrangement. Under these agreements, the company pays the bank for assuming the credit risk and also pays interest for the discounted amounts. The company always assumes the responsibility that the receivables are valid. Abengoa derecognizes the factored receivables from the Consolidated Statement of Financial Position when all the conditions of IAS 39 for derecognition of assets are met. In other words, an analysis is made to determine whether all risks and rewards of the financial assets have been transferred, comparing the company’s exposure, before and after the transfer, to the variability in the amounts and the calendar of net cash flows from the transferred asset. Once the company’s exposure to this variability has been eliminated or substantially reduced, the financial asset is transferred. In general, Abengoa considers that the most significant risk related to Clients and other receivables is the risk of noncollection, since: a) trade receivables may be quantitatively significant during the progress of work performed for a project or service rendered; b) it is not under the company’s control. However, the risk of delays in payment typically relates to technical problems, i.e., associated with the technical risk of the service provided and, therefore, within the company’s control. If the company concludes that the risk associated to the contract has been transferred to the financial institution, the receivable is derecognized in the Consolidated Statement of Financial Position at the time it is transferred, in accordance with IAS 39.20. An aging of trade receivables as of December 31, 2013 and 2012 is included in Note 15 ‘Clients and other receivable accounts’. The same note also discloses the credit quality of the clients as well as the movement on provisions for receivables for the years ended December 31, 2013 and 2012. – Financial investments: to control credit risk in financial investments, the Group has established corporate criteria which require that counterparties are always highly rated financial entities and government debt, as well as establishing investing limits with periodic review. c) Liquidity risk Abengoa’s liquidity and financing policy is intended to ensure that the company keeps sufficient funds available to meet its financial obligations as they fall due. Abengoa uses two main sources of financing: – Non-recourse project financing, which is typically used to finance any significant investment (see Notes 2.5 and 19). The repayment profile of each project is established on the basis of the projected cash flow generation of the business, allowing for variability depending on whether the cash flows of the transaction or project can be forecast accurately. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly. – Corporate Financing, used to finance the activities of the remaining companies which are not financed under the aforementioned financing model. This means of financing is managed through Abengoa S.A., which pools cash held by the rest of the companies so as to be able to re-distribute funds in accordance with the needs of the Group (see Notes 2.18 and 20) and to ensure that the necessary resources are obtained from the bank and capital markets.

49 Consolidated financial statements Annual Report 2013 | ABENGOA 02 To ensure there are sufficient funds available for debt repayment in relation to its cash-generating capacity, the Corporate Financial Department annually prepares and the Board of Directors reviews a Financial Plan that details all the financing needs and how such financing will be provided. We fund in advance disbursements for major cash requirements, such as capital expenditures, debt repayments and working capital requirements. In addition, as a general rule, we do not commit our own equity in projects until the associated long term financing is obtained. During 2013, Abengoa covered its financing needs through the following financial transactions: – In 2012, the Company completed the refinancing of its syndicated loans as well as new financing transactions in subsidiaries which have the support of export credit agencies. – During 2013 the Company successfully extended the maturity profile of its debt maturities through access to capital markets. – In January 2013 the Company issued € 400 million convertible notes due in 2019. In addition, in February 2013 the Company issued € 250 million ordinary notes due in 2018 (the ‘February notes’) and in October and November 2013, additional notes fungible with the February notes were issued for an amount of €50 and €250 million, respectively. – Furthermore, the Company completed a capital increase for a total amount of € 517.5 million in October 2013. – Finally, in November 2013 Abengoa issued USD 450 million ordinary notes due in 2020 (see Notes 18 and 20). Abengoa aims to maintain its strong liquidity position, extend the debt maturities of its existing corporate loans and bonds, continue to access the capital markets from time to time, as appropriate, and further diversify its funding sources. The Company aims to continue to raise equity funding at the project company level through partnerships. In accordance with the foregoing, the sources of financing are diversified, in an attempt to prevent concentrations that may affect our liquidity risk. An analysis of the Group’s financial liabilities classified into relevant maturity groupings based on the remaining period is included in the following Notes to these Consolidated Financial Statements: Current and non non-current Notes to the consolidated financial statements Financial debt Note 19 Non-recourse financing and Note 20 Corporate financing Lease-back Note 20 Corporate financing Finance lease Note 20 Corporate financing Borrowings and other loans Note 20 Corporate financing Trade and other accounts payable Note 25 Trade payables and other current liabilities Derivatives and hedging instruments Note 14 Financial derivatives instruments Other liabilities Note 21 Grants and other liabilities d) Capital risk The Group manages capital risk to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects. Since the admission of its shares to trade on the stock market, the company has grown in the following ways: – cash flows generated by conventional businesses; – financing of new investments through non-recourse financing, which also generates business for conventional businesses; – corporate financing, either through banks or capital markets; – issuance of new shares of subsidiaries through organized markets;

50 Consolidated financial statements Annual Report 2013 | ABENGOA 02 – asset rotation or divestitures, such as divestiture of Befesa or the sale of mature concessional shares, the sale of a transmission line concession activity in Brazil and a water concession activity in China (for details see Note 6.2.b and 7.2); – capital increase carried out for €300 million in 2011 and for €517.5 million in 2013 (see Note 18.1). The leverage objective of the activities of the company is not measured based on the level of debt on its own resources, but on the nature of the activities: – for activities financed through Non-recourse Financing each project is assigned a leverage objective based on the cash and cash flow generating capacity, generally, of contracts that provide these projects with highly recurrent and predictable levels of cash flow generation; – for activities financed with Corporate Financing, the objective is to maintain reasonable leverage, defined as 2.5 times corporate Ebitda over Net Corporate Debt (excluding the Ebitda and the non-recourse financing) in 2013. Note 5. 5.- Financial information by segment 5.1. Information by business segment As indicated in Note 1, Abengoa’s activity is grouped under the following three activities which are in turn composed of seven operating segments (eight operating segments until the sale of shareholding in Befesa, see Note 7.1): – Engineering and construction; includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market as well as the development of solar technology. This activity comprises two operating segments: · Engineering and construction – Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. · Technology and other – This segment includes those activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops. – Concession-type infrastructures; groups together the company’s proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible. This activity currently comprises four operating segments: · Solar – Operation and maintenance of solar energy plants, mainly using thermo-solar technology. · Transmission – Operation and maintenance of high-voltage transmission power line infrastructures. · Water – Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants. · Cogeneration and other – Operation and maintenance of conventional cogeneration electricity plants.

51 Consolidated financial statements Annual Report 2013 | ABENGOA 02 – Industrial production; covers Abengoa’s businesses with a commodity component, such as biofuels (industrial waste recycling was part of this activity until the sale of shareholding in Befesa, see Note 7.1). The company holds an important leadership position in these activities in the geographical markets in which it operates. This activity is comprised of one operating segment: · Biofuels – Production and development of biofuels, mainly bioethanol for transport, which uses cereals, sugar cane and oil seeds (soya, rape and palm) as raw materials. Abengoa’s Chief Operating Decision Maker (‘CODM’) assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most of the related assets are held at project companies which are financed through non-recourse project finance. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges. The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the non-recourse financing for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment’s performance. a) The following table shows the Segment Revenues and EBITDA for the years 2013 and 2012: Revenue Ebitda Item 2013 2012 2013 2012 Engineering and construction Engineering and construction 4,472,759 3,477,832 593,335 475,544 Technology and other 335,689 302,786 213,151 148,358 Total otal 4,808,448 3,780,618 806,486 623,902 Concession Concession-type infraestructure Solar 320,999 281,566 200,261 203,357 Transmission lines 66,621 37,626 42,627 15,726 Water 40,194 20,679 28,135 11,625 Cogeneration and other 91,097 53,243 46,711 2,896 Total 518,911 393,114 317,734 233,604 Industrial production Biofuels 2,029,111 2,138,220 240,907 91,103 Total 2,029,111 2,138,220 240,907 91,103 Total 7,356,470 6,311,952 1,365,127 94 948,609 8,609

52 Consolidated financial statements Annual Report 2013 | ABENGOA 02 The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows: Line 2013 2012 Total segment EBITDA 1,365,127 948,609 Amortization and depreciation (571,161) (422,013) Financial expenses net (721,815) (654,593) Share in profits/ (losses) of associates (5,165) 17,561 Income tax expense 43,933 171,913 Profit (loss) from discontinued operations, net of tax (595) 32,543 Profit attributable to non-controlling interests (8,879) (38,650) Profit att attributable to the parent company ributable 101,445 55,370

53

Annual Report 2013 | ABENGOA

02 Consolidated financial statements

b) The long term assets and liabilities by Segment at the end of 2013 and 2012 are as follows:

Item	Engineering and construction		Concession-type infrastructure				Industrial production	
	Eng. and const.	Techn. and other	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.13
Assets allocated								
Intangible assets	114,066	264,398	496	-	5,078	2,451	455,622	842,111
Property plant and equipment	151,414	78,784	31,756	-	-	10,941	1,000,694	1,273,589
Fixed assets in projects	-	2,757	4,704,728	2,749,837	447,531	1,011,429	997,991	9,914,273
Current financial investments	481,920	92,479	106,508	101,745	9,923	55,915	77,339	925,829
Cash and cash equivalents	1,512,765	24,653	258,519	109,566	35,369	143,557	867,254	2,951,683
Subtotal allocated	**2,260,165**	**463,071**	**5,102,007**	**2,961,148**	**497,901**	**1,224,293**	**3,398,900**	**15,907,485**
Unallocated assets								
Non-current and associated financ. invest.	-	-	-	-	-	-	-	1,596,912
Deferred tax assets	-	-	-	-	-	-	-	1,281,092
Other current assets	-	-	-	-	-	-	-	2,200,953
Assets held for sale	-	-	-	-	-	-	-	166,403
Subtotal unallocated	-	-	-	-	-	-	-	5,245,360
Total Assets	-	-	-	-	-	-	-	21,152,845

Item	Engineering and construction		Concession-type infrastructure				Industrial production	
	Eng. and const.	Techn. and other	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.13
Liabilities allocated								
L-T and S-T corpor. financing	919,808	668,692	1,137,763	112,812	-	2,536	2,648,987	5,490,598
L-T and S-T non rec. financing	-	160,463	3,028,960	1,616,216	218,302	829,657	467,352	6,320,950
L-T and S-T lease liabilities	19,055	192	-	-	-	-	20,791	40,038
Subtotal allocated	938,863	829,347	4,166,723	1,729,028	218,302	832,193	3,137,130	11,851,586
Unallocated liabilities								
L-T Other loans and borrowings	-	-	-	-	-	-	-	123,773
L-T grants and other liabilities	-	-	-	-	-	-	-	646,188
Provisions and contingencies	-	-	-	-	-	-	-	87,550
L-T derivative financial instruments	-	-	-	-	-	-	-	266,802
Deferred tax liabilities	-	-	-	-	-	-	-	327,304
L-T personnel liabilities	-	-	-	-	-	-	-	29,789
Other current liabilities	-	-	-	-	-	-	-	5,805,581
Liabilities held for sale	-	-	-	-	-	-	-	121,269
Subtotal unallocated	-	-	-	-	-	-	-	7,408,256
Total liabilities	-	-	-	-	-	-	-	19,259,842
Equity unallocated	-	-	-	-	-	-	-	1,893,003
Total liabilities and equity unallocated	-	-	-	-	-	-	-	9,301,259
Total liabilities and equity	-	-	-	-	-	-	-	21,152,845

54 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Engineering and construc construction tion Concession Concession-type infrastructure Industrial production Eng. and const. Techn. and other Solar Trans. Water Cog. and other Biofuels Recycling (*) Balance as of 12.31.12 Item Assets allocated Intangible assets 119,837 174,692 183,261 - 5,078 3,121 502,892 567,864 1,556,745 Property plant and equipment 132,099 99,908 33,778 - - 6,351 1,038,901 120,562 1,431,599 Fixed assets in projects - 896 2,842,225 2,428,745 363,250 737,285 1,116,057 297,547 7,786,005 Current financial investments 275,599 191,184 208,618 119,122 - 12 59,851 45,633 900,019 Cash and cash equivalents 945,717 87,355 177,399 442,090 23,701 9,188 651,138 76,596 2,413,184 Subtotal allocated 1,473,252 554,035 54,035 3,445,281 2,989,957 392,029 755,957 3,368,839 1,108,202 14,087,552 Unallocated assets Non-current and associated financ. invest. - - - - - - - - 1,399,923 Deferred tax assets - - - - - - - - 1,148,324 Other current assets - - - - - - - - 2,698,132 Subtotal unallocated - - - - - - - - 5,246,379 Total Assets - - - - - - - - 19,333,931 Engineering and construction Concession Concession-type infrastructure Industria Industrial production l Eng. and const. Techn. and other Solar Trans. Water Cog. and other Biofuels Recycling (*) Balance as of 12.31.12 Item Liabilities allocated L-T and S-T corpor. financing 817,704 665,805 961,613 95,732 - - 2,100,213 75,797 4,716,864 L-T and S-T non rec. financing - 76,228 2,129,077 1,267,412 267,181 588,388 559,569 368,917 5,256,772 L-T and S-T lease liabilities 18,301 12 - - - - 16,225 5,396 39,934 Subtotal allocated 836,005 36,005 742,045 3,090,690 1,363,144 267,181 588,388 2,676,007 450,110 10,013,570 Unallocated liabilities L-T Other loans and borrowings - - - - - - - - 190,030 L-T grants and other liabilities - - - - - - - - 194,420 Provisions and contingencies - - - - - - - - 131,784 L-T derivative financial instruments - - - - - - - - 407,551 Deferred tax liabilities - - - - - - - - 276,550 L-T personnel liabilities - - - - - - - - 70,599 Other current liabilities - - - - - - - - 6,189,064 Subtotal unallocated - - - - - - - - 7,459,998 Total liabilities - - - - - - - - 17,473,568 Equity unallocated - - - - - - - - 1,860,363 Total liabilities and equity unallocated - - - - - - - - 9,320,361 Total liabilities and equity - - - - - - - - 19,333,931 (*) Operating segment existing until the sale of shareholding in Befesa (see Note 7). The criteria used to obtain the assets and liabilities per segment, are described as follows: _ With the only objective of presenting liabilities by segment, Corporate Financing signed by Abengoa, S.A. and Abengoa Finance, S.A.U. has been allocated by segments (see Note 20), since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the group.

55 Consolidated financial statements Annual Report 2013 | ABENGOA 02 c) Net Debt by segment as of December 31, 2013 and 2012 is as follows: Engineering and construction Concession Concession-type infrastructure Industrial pro production duction Eng. and const. Techn. and other Solar Trans. Water Cog. and other Biofuels Recycling (*) Balance as of 12.31.13 Item Bank debt and current/non-curr. bond 919,808 668,692 1,137,763 112,812 - 2,536 2,648,987 - 5,490,598 L-T and S-T non rec. financing - 160,463 3,028,960 1,616,216 218,302 829,657 467,352 - 6,320,950 Obligat. under curr./non-curr. financial lease 19,055 192 - - - - 20,791 - 40,038 Current financial investments (481,920) (92,479) (106,508) (101,745) (9,923) (55,915) (77,339) - (925,829) Cash and cash equivalents (1,512,765) (24,653) (258,519) (109,566) (35,369) (143,558) (867,254) - (2,951,684) Total net debt (cash) (1,055,822) 712,215 3,801 801,696 1,517,717 173,010 632,720 2,192,537 - 7,974,073 ,974,073 Engineering and construction Concession Concession-type infrastructure Industrial production Eng. and const. Techn. and other Solar Trans. Water Cog. and other Biofuels Recycling (*) Balance as of 12.31.12 Item Bank debt and current/non-curr. bond 817,704 665,805 961,613 95,732 - - 2,100,213 75,797 4,716,864 L-T and S-T non rec. financing - 76,228 2,129,077 1,267,412 267,181 588,388 559,569 368,917 5,256,772 Obligat. under curr./non-curr. financial lease 18,301 12 - - - - 16,225 5,396 39,934 Current financial investments (275,599) (191,184) (208,618) (119,122) - (12) (59,851) (45,633) (900,019) Cash and cash equivalents (945,717) (87,355) (177,399) (442,090) (23,701) (9,188) (651,138) (76,596) (2,413,184) Total net debt (cash) (385,311) 463,506 2,704 704,673 801,932 243,480 579,188 1,965,018 327,881 6,700,367 (*) Operating segment existing until the sale of shareholding in Befesa (see Note 7). In order to obtain Net Debt, by segment: 1. With the only objective of presenting liabilities by segment, Corporate Financing signed by Abengoa, S.A. and Abengoa Finance, S.A.U. has been allocated by operating segment (see Note 20), since its main purpose is to finance investments in projects and in companies needed to expand the businesses and lines of activity of the group. 2. Short-term financial investments and Cash and cash equivalents are presented reducing debt, since both items are considered highly liquid, even though short-term financial investments do not fulfill all the conditions to be classified as cash and cash equivalents.

56 Consolidated financial statements Annual Report 2013 | ABENGOA 02 d) The Capex by segments for the years ended December 31, 2013 and 2012 is as follows: Item 2013 2012 Engineering and constructio construction Engineering and construction 64,679 43,027 Technology and other 67,155 68,226 Total 131,834 111,253 Concession Concession-type infraestructure Solar 389,173 848,250 Transmission lines 727,198 863,422 Water 242,086 53,361 Cogeneration and other 336,696 185,993 Total 1,695,153 1,951,026 Industrial production Biofuels 57,395 152,174 Total 57,395 152,174 Total 1,884,382 2,214,453 e) The distribution of depreciation, amortization and impairment charges by segments for the years 2013 and 2012 is as follows: Item 2013 2012 Engineering and construction Engineering and construction 119,785 55,022 Technology and other 90,965 88,338 Total 210,750 143,360 Concession Concession-type infraestructure Solar 116,289 84,255 Transmission lines 32,279 16,338 Water 8,746 4,017 Cogeneration and other 30,561 4,531 Total 187,875 109,141 Industrial production Biofuels 172,536 169,512 Total 172,536 169,512 Total 571,161 422,013

57 Consolidated financial statements Annual Report 2013 | ABENGOA 02 5.2. In Information by geographic areas formation a) The revenue distribution by geographical region for the years 2013 and 2012 is as follows: Geographical region 2013% 2012% - USA 2,045,278 27.8 2,078,518 32.9 - Latin America (except Brazil) 1,392,187 17.9 1,026,211 16.3 - Brazil 726,019 9.5 986,563 15.6 - Europe (except Spain) 863,329 11.5 877,758 13.9 - Other regions 1,166,510 15.0 404,599 6.4 - Spain 1,163,147 18.3 938,303 14.9 Consolidated Total 7,356,470 100 6,311,952 100 Outside Spain amount 6,193,323 81.7 5,373,649 85.1 Spain amount 1,163,147 18.3 938,303 14.9 b) The net book value of Intangible assets and Property, plant and equipment by geographical region as of December 31, 2013 and 2012 is as follows: Balance as of 12.31.13 Bala Balance as of nce 12.31.12 Geographic region Domestic market 831,529 1,336,953 - USA 304,233 301,533 - European Union 520,541 796,863 - Latin America 437,576 542,189 - Other regions 21,821 10,806 Foreign market 1,284,171 1,651,391 Total 2,115,700 2,9 2,988,344 88,344 c) The net book value of Fixed assets in projects by geographic region as of December 31, 2013 and 2012 is as follows: Balance as of 12.31.13 Balance as of 12.31.12 Geographic region Domestic market 2,987,456 2,934,808 - USA 1,812,121 368,552 - European Union 153,442 269,394 - Latin America 4,417,095 3,540,089 - Other regions 544,159 673,162 Foreign market 6,926,817 4,851,197 Total 9,914,273 7,786,005

58 Annual Report 2013 | ABENGOA

02 Consolidated financial statements

Note 6.- Changes in the composition of the group

6.1. Changes in the consolidation group

a) In 2013 a total of 56 subsidiaries (81 in 2012), 2 associates (3 in 2012) and 3 joint ventures (9 in 2012), were included in the consolidation group, which are identified in Appendices I, II, III, XII, XIII and XIV of these Consolidated Financial Statements.

These changes did not have a significant impact on the overall consolidated amounts in 2013 and 2012.

As described in Note 2.1.1 the Group has applied IFRS 10, 11, 12 and amendments to IAS 27 and 28 in 2013 (December 31, 2012 and January 1, 2012), recasting the information presented in 2012 according to the transition guidance of this standard. As a result 5 companies previously considered as subsidiaries and 33 companies previously considered as joint ventures are treated as associates recorded under the equity method in 2012. The effect of the de consolidation of the affected companies and their integration according to the equity method on the consolidated statements of financial position as of December 31, 2012 and January 1, 2012 and on the consolidated income statement for the year 2012 is shown in Note 2.1.1.

In addition, during 2013, 22 Temporary joint operations (UTE), (14 in 2012) 3 of them with partners which do not being to the Group, have commenced their activity or have started to undertake a significant level of activity and were included in the consolidation group.

On the other hand, the amounts set out below represent the Group's proportional interest in the assets, liabilities, revenues and profits of the UTE with partners non Group shareholding, which have been included in the Consolidated Financial Statements in 2013 and 2012:

	2013	2012
Non-current assets	7,498	16,366
Current assets	152,974	131,977
Non-current liabilities	5,534	25,219
Current liabilities	152,871	123,124

	2013	2012
Revenue	58,112	66,419
Expenses	(61,032)	(76,795)
Profit/ (loss) after taxes	(2,920)	(10,376)

b) In 2013 a total of 88 subsidiaries were no longer included in the consolidation group (46 in 2012), 4 associates (5 in 2012) and 9 joint ventures (7 in 2012), which are identified in Appendix IV, V and VI and which did not have any material impact in the Consolidated Income Statement, except for disposals mentioned in Note 6.2b).

During 2013, 17 UTE, (33 in 2013), which do not belong to the Group, were excluded from the consolidated group because they had ceased their activities or had become insignificant in relation to overall group activity levels. The proportional consolidated revenues of these UTE in 2013 were € 53 thousand (€271 thousand in 2012).

c) On October 13, 2013, Arizona Solar One, LLC which was recorded under the equity method during its construction phase entered into operation and started to be fully consolidated after we gained control over the entity (see Note 6.3).

During 2012, Rioglass group, which was consolidated proportionally until December 31, 2011, started to be fully consolidated due to the business combination conducted in this period (see Note 6.3).

59 Consolidated financial statements Annual Report 2013 | ABENGOA 02 6.2. Main acquisitions and disposals a) Acquisitions – There were no significant acquisitions during the year 2013 and 2012. b) Disposals – On May 2, 2013 the Company signed an agreement with Corning Incorporated to sell its Brazilian subsidiary, Bargoa S.A., a company which manufactures telecommunications components. The transaction price was set at 80 million US dollars. This sale brought Abengoa a cash inflow of 50 million US dollars and generated an after-tax profit of €29 million. – On June 13, 2013 Abengoa signed a strategic agreement with the European private equity fund, Triton Partners (Triton), to sell 100% of Befesa Medio Ambiente, S.L.U. Note 7 on Discontinued operations and Non-current assets held for sale gives further details on this transaction. – On March 16, 2012, the Company reached an agreement with Compañía Energética Minas Gerais (CEMIG) to sell the 50% stake that Abengoa S.A. still owned in four transmission line concessions in Brazil (STE, ATE, ATE II and ATE III). On July 2, we received €354 million of cash proceeds corresponding to the total price agreed for the shares. The gain from this sale has amounted to €4 million and is recorded in ‘Other operating income’ in the Consolidated Income Statements. 6.3. Business c combinations ombinations On October 13, 2013, Arizona Solar One, LLC, the Company that holds the assets in Solana thermo-solar plant in the United States, which was recorded under the equity method during its construction period, entered into operation and started to be fully consolidated once control over this company was gained. As it is indicated in note 2.1.1.b), the Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to the elements that determine control (power over the investee, exposition to variable returns of the investee and ability to use its power to affect its returns). The Company concluded that during the construction phase of Solana plant all the relevant decisions were subject to the control and approval of the Administration. As a result, the Company did not have control over these assets during the construction period. IFRS 10 (B80) establishes that control requires a continuous assessment and that the Company shall reassess if it controls on investee if facts and circumstances indicate that there are changes to the elements of control. Once the project entered into operation, the decision making process changed, the investee was controlled and it started to be fully consolidated. This business combination has been recorded in accordance with IFRS 3 ‘Business combinations’. Since during the construction period the assets were included under the scope of IFRIC 12, the book value of assets and liabilities consolidated is the same as its fair value. The amount of assets and liabilities consolidated is shown in the following table: As of October 13, 2013 Non-current assets 1,522,152 Current assets 7,774 Non-current and current liabilities (1,117,349) Equity (412,577) Total - In 2012 the Group carried out the business combination of Rioglass Group. Rioglass Group was incorporated in 2006 as a joint venture between Abengoa and its former shareholders. The group manufactures and sells parabolic trough mirrors for thermo-solar plants.

60 Annual Report 2013 | ABENGOA
02 Consolidated financial statements

Since the incorporation of Rioglass Group, thermo-solar energy has experienced a very high development worldwide, mainly in Spain and the United States. Recently, we can appreciate a significant international expansion in other geographies, with plants in construction in the Middle East, Africa and India and with ambitious plans to develop new thermo-solar plants in several countries such as South Africa, Australia, China, India, Saudi Arabia and Chile.

On January 16, 2012, Abengoa Solar, S.A. closed an agreement with Rioglass Laminar, S.L. to acquire an additional share of Rioglass Holding, S.A. With this acquisition and once the conditions for the closing were fulfilled, Abengoa Solar, S.A. became the majority shareholder of Rioglass Holding, S.L. and obtained control of the management of the group, a business which is key in its strategy of international expansion. As a result, Rioglass group, which was integrated proportionally, started to be fully consolidated.

Since the business combination was achieved in stages, according to IFRS 3, the Company has remeasured its previously held equity interest in the acquiree at its acquisition-date fair value, which has consisted basically in the value of committed sales from Rioglass Group for the use of technology and mirrors, linked to relations and contracts existing with clients in the construction of thermo-solar plants in Spain, the United States, South Africa, Mexico and India. This valuation has represented a gain of € 85,247 thousand.

The difference between the fair value of the stake acquired in Rioglass group and the fair value of the identifiable assets and liabilities acquired, amounting to € 38,919 thousand, was recorded as Goodwill.

Additionally, according to IFRS 3, the purchase price allocation, was as follows:

	Book value	Fair value
Non-current assets	66,141	187,157
Current assets	64,856	73,564
Non-current and current liabilities	(73,082)	(110,148)
Book value of share capital of acquired net assets	28,958	-
Fair value of acquired net assets	-	**150,573**
Stake in fair value of acquired net assets (I)	-	**75,287**
Fair value of the stake acquired (II)	-	**114,206**
Goodwill (Difference II - I)	-	**38,919**

Note 7.- Discontinued operations and Non-current assets held for sale

7.1. Sale of shares in Befesa Medio Ambiente, S.L.U.

On June 13, 2013 the Company reached an exclusive agreement with certain investment funds managed by Triton Partners to wholly transfer Abengoa's shareholding in Befesa Medio Ambiente, S.L.U. The agreed sale price was €1,075 million (considering the net debt adjustments, total consideration to Abengoa amounts to €620 million).

The sale of this shareholding involved a cash deposit of €331 million. The balance of the agreed payment, to complete the aforementioned figure of €620 million, consists of:

- A deferred payment of €17 million (€15 million held as a deposit until ongoing litigations are resolved and two million Euros in long-term receivables from a client of Befesa Medioambiente).
- A credit note of €48 million to mature in five years, accruing annual interest of 2% in the first year, 4% in the second, 6% in the third, 8% in the fourth and 12% in the fifth year, and payable at the expiration of each period.

61 Consolidated financial statements Annual Report 2013 | ABENGOA 02 – A deferred payment of €225 million through a convertible loan with 15 years maturity and subject to two extension options of five years each at the discretion of the venture capital fund. The loan's principal shall be settled with a single repayment at maturity and accrues interest at the 6-month Euribor, plus a 6% spread, with an option for the fund to capitalize or pay interest at the end of each accrual period. Certain triggering events, which include Befesa's insolvency, a maximum net debt/EBITDA ratio of 8.0 throughout the life of the convertible loan, and failure to meet certain financial objectives in the last three years of the 15-year loan (minimum expected operating cash flow, minimum cash coverage ratio of 1.3) would result in the automatic conversion of the loan into 14.06% of Befesa's shares. Furthermore, under certain scenarios of sale of Befesa by the fund, and conversion of the convertible loan into the 14.06% of Befesa’s shares, the fund can require that Abengoa sells its 14.06% ownership together with the sale of the fund’s ownership and under the same conditions applicable to the fund. In any case, if Abengoa does not receive such requirement from the fund, Abengoa can sell its 14.06% ownership coming from the conversion together with the remaining ownership sold by the fund and in this case the sale will be valid only if the acquirer also bought the 14.06%. The convertible loan is a hybrid instrument including a loan receivable and multiple embedded derivatives. According to IAS 39, derivatives which are not closely related with the host contract (the loan receivable) should be accounted for separately. In our case, the value of all the options which are not closely related with the host contract is mainly based in the performance of Befesa and in consequence they are considered as a single derivative instrument. In accordance with the provisions of IAS 39, the hybrid financial instrument has been initially valued at fair value, amounting to €170 million, as the sum of the loan receivable and the derivatives as a whole. The fair value of the loan has been determined taking into account capitalization of accrued interest and a discount rate equal to the Spanish bond with a similar maturity plus a market spread of approximately 4.5%. The embedded derivative has been initially valued close to zero, because the occurrence of any of the events that would trigger the conversion is highly unlikely. In subsequent periods, the loan receivable is valued at amortized cost and the derivatives are valued at fair value, with changes in profit and loss. The probability of occurrence of conversion events will be periodically monitored to calculate the embedded derivatives fair value. As of December 31, 2013, the fair value of the embedded derivative has remained close to zero (see Note 3.1). The convertible loan is included in ‘‘Other Receivable Accounts’’ in non-current assets and the derivative is included in noncurrent ‘Derivative liabilities’ in the Consolidated Statements of Financial Position. The sale transaction generated a gain of €0.4 million in the ‘Results for the year from discontinued operations, net of taxes’ in the Consolidated Interim Income Statement for the year, 2013. Taking into account the significance that the activities carried out by Befesa have for Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, ‘Non-Current Assets Held for Sale and Discontinued Operations’. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading in Abengoa’s Consolidated Financial Statements for the year ended December 31, 2013. Likewise, the Consolidated Income Statement for the year, 2012, which is included for comparison purposes in Abengoa’s Consolidated Financial Statements for the year ended December 31, 2013 also includes the results generated by Befesa under a single heading, for the activities which are now considered discontinued.

62 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Below is the breakdown of the Consolidated Interim Income Statements related to Befesa up to the date of sale (January 13, 2013) and for the year 2012: 2013 2012 Revenue 317,517 605,597 Other operating income 4,670 15,373 Operating expenses (317,132) (536,565) I. Operating profit 5,055 84,405 II. Financial expense, net (18,623) (46,624) III. Share of profit/(loss) of associates carried under the equity method 138 4,931 IV. Profit before income tax (13,430) 42,712 V. Income tax benefit 12,454 (10,169) VI. Profit for the period from continuing operations (976) 32,543 VII. Profit attributable to non-controlling interests - (1,345) VIII. Profit for the period attribu attributable to the Parent Company table (976) 31,198 Additionally, below is the composition of the heading ‘Profit (loss) from discontinued operations, net of tax’ included in the Consolidated Interim Income Statements for year 2013: 2013 Gain on the sale of Befesa 381 % result of Befesa integration (976) Profit from discontinued operations, net of tax (595) The credit note and the convertible loan are recorded in Non-current financial investments (see Note 15.10). 7.2. Assets h held for sale eld -shares in BCTA Qingdao, S.L. CTA As of December 31, 2013, the Company has started a process of negotiations to sell its 92.6% interest in Qingdao BCTA Desalination Co., Ltd., (‘Qingdao’) a desalination plant in China. Given that as of that date the subsidiary was available for inmediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Qingdao as held for sale in the Consolidated Statement of Financial Position as of December 31, 2013. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

63 Annual Report 2013 | ABENGOA

02 Consolidated financial statements

As of December 31, 2013, the breakdown of the assets and liabilities classified as Held for Sale, are as follows:

	Balance as of 12.31.13
Assets	
Fixed assets in projects (project finance)	138,067
Financial investments	16
Deferred tax assets	432
Current assets	27,888
Total assets	**166,403**
Equity and liabilities	
Long-term non-recourse project financing	95,460
Current liabilities	25,809
Total equity and liabilities	**121,269**

Note 8.- Intangible assets

8.1. The following table sets out the movement of intangible assets in 2013:

Cost	Goodwill	Development assets	Other	Total
Total cost as of December 31, 2012	1,115,275	223,751	392,450	1,731,476
Additions	-	100,888	386,775	487,663
Disposals and decreases	-	(4,691)	-	(4,691)
Translation differences	(77,681)	(1,640)	(1,859)	(81,180)
Change in consolidation	(561,535)	(6,864)	(5,828)	(574,227)
Reclassifications	-	-	(498,253)	(498,253)
Total cost as of December 31, 2013	**476,059**	**311,444**	**273,285**	**1,060,788**

Accumulated depreciation	Goodwill	Development assets	Other	Total
Total amort. as of December 31, 2012	-	(116,823)	(57,908)	(174,731)
Additions	-	(31,510)	(20,463)	(51,973)
Translation differences	-	604	519	1,123
Change in consolidation	-	1,078	5,826	6,904
Total amort. as of December 31, 2013	**-**	**(146,651)**	**(72,026)**	**(218,677)**
Net balance at December 31, 2013	**476,059**	**164,793**	**201,259**	**842,111**

The decrease in goodwill is mainly due to the exclusion of Befesa from the consolidation scope (see Note 7) and due to the negative effect of the depreciation of the Brazilian real with respect to the Euro.

64 Annual Report 2013 | ABENGOA

02 Consolidated financial statements

The cost of intangible assets has increased principally due to the investment effort in research and development projects (see Note 8.3) offset by the reclassification of the fixed assets related to the Solaben 1 and 6 thermosolar plants as Fixed assets in projects, once the non-recourse financing for these projects has been obtained (see Note 10.1).

During 2013 no significant losses from impairment of PP&E were recorded.

8.2. The following table sets out the movement of intangible assets in 2012:

Cost	Goodwill	Development assets	Other	Total
Total cost as of December 31, 2011	1,118,186	151,741	127,307	1,397,234
Additions	2,821	72,350	182,054	257,225
Disposals and decreases	(4,182)	-	(863)	(5,045)
Translation differences	(37,199)	(619)	(454)	(38,272)
Change in consolidation	35,649	279	84,406	120,334
Total cost as of December 31, 2012	1,115,275	223,751	392,450	1,731,476

Accumulated depreciation	Goodwill	Development assets	Other	Total
Total amort. as of December 31, 2011	-	(83,552)	(23,155)	(106,707)
Additions	-	(33,491)	(34,975)	(68,466)
Translation differences	-	220	222	442
Total amort. as of December 31, 2012	-	(116,823)	(57,908)	(174,731)
Net balance at December 31, 2012	1,115,275	106,928	334,542	1,556,745

Goodwill remained stable: the increase arising from the business combination of the Rioglass group, by €38,919 thousand, was offset by the negative effect of translation differences, arising mainly from the depreciation of the Brazilian real with respect to the Euro. Additionally, the business combination of Rioglass caused that intangible assets identified in the purchase price allocation were recorded at fair value and fully consolidated, in accordance with IFRS 3, which explained the increase in the rest of the intangible assets (see Note 6.3), together with the progress in the construction of several thermo-solar plants in Spain (€172 million) and investment effort in research and development projects (see Note 8.3).

During 2012 no significant losses for impairment of intangible assets were recorded.

8.3. Development assets

During 2013, Abengoa made significant Research, Development and Innovation (R&D&i) investment efforts, investing a total of €426,358 thousand (€91,260 thousand in 2012) through the development of new technologies in different areas of business (solar technology, biotechnology, desalination, water treatment and reuse, hydrogen, energy storage and new renewable energies).

65 Annual Report 2013 | ABENGOA

02 Consolidated financial statements

The following table summarizes the total investments made in R&D&i in 2013 and 2012:

	Assets as of 12.31.12	Investment during the fiscal year	Other movements	Assets as of 12.31.13
Development assets (Note 8.1)	223,751	100,888	(13,195)	311,444
Development assets in projects (Note 10.1)	73,424	-	(2,220)	71,204
Development assets in investments in associates (Note 11.2)	155,301	318,938	-	474,239
Technological development research 2013	-	6,532	(6,532)	-
Total in the 2013 fiscal year	**452,476**	**426,358**	**(21,947)**	**856,887**

	Assets as of 12.31.11	Investment during the fiscal year	Other movements	Assets as of 12.31.12
Development assets (Note 8.2)	151,741	72,350	(340)	223,751
Development assets in projects (Note 10.1)	64,045	12,304	(2,925)	73,424
Development assets in investments in associates (Note 11.2)	30,827	-	124,474	155,301
Technological development research 2012	-	6,404	(6,404)	-
Total in the 2012 fiscal year	**246,613**	**91,058**	**114,805**	**452,476**
Change in consolidation (Befesa Medio Ambiente, S.L.U.)	-	202	-	-
Total adjusted in the 2012 fiscal year	**-**	**91,260**	**-**	**-**

Last year, 2013, demonstrated Abengoa's strategic commitment to technology as a vector for growth and a source of competitive advantage in its energy and environment sectors. In order to strengthen its R&D model, Abengoa Research (AR), the company that heads Abengoa's technological development, has been structured into five scientific-technological areas aligned with the businesses in which the company applies its technology, consisting of biotechnology, bioenergy, waste; processes, water and hydrogen; and electrical systems and power electronics. Through these areas, Abengoa develops and strengthens the company's existing and future technologies.

The main development assets come from technologies that enable progress to be made in Abengoa's strategic R&D areas; technologies for high-performance thermo-electric solar plants, bio-refineries, treating municipal solid waste for energy production, and water treatment plants.

To increase its technological capacity, Abengoa has added two research laboratories to its existing assets. The Soland laboratory specializes in solar technology, while the Abengoa Research laboratory is equipped with experimental facilities and covers the majority of the company's scientific areas. Furthermore, this year the Technology Surveillance and Patents Office, which was created in 2012 and manages all the intellectual property activities, has consolidated its position. To date, Abengoa has filed 261 patent applications, of which 106 have been granted, with the number of patent applications rising by more than 20% compared to 2012.

In solar-thermal technology it is worth noting the start of construction of Khi Solar One, the world's first commercial plant using tower technology and superheated steam, in South Africa. The 50 MW plant is expected to come into operation at the end of 2014.

In the area of biofuels, Abengoa has continued to construct the commercial bio-refinery plant in Hugoton, which will come into operation in the second quarter of 2014. The technology used in this plant has been developed and proven by Abengoa over the last ten years at the second generation (2G) demonstration plant in Salamanca, Spain. A waste to biofuels (W2B) demonstration plant has also been operated at the same complex, which is capable of obtaining second-generation biofuels from recovered municipal solid waste (MSW). In addition to this progress, Abengoa continues to develop various processes to obtain high value-added bio-products from biomass, such as a catalyst that has been patented that enables biobutanol to be produced from ethanol using a catalytic process. This technology offers an additional advantage since it can be applied at the company's existing conventional biofuels facilities.

66 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Taking into account the investment in Khi Solar One, Hugoton and the waste to biofuels demonstration plant and the rest of our activities expensed or capitalized, total investment in R&D during the year has amounted to € 426,358 thousand (€91,260 thousand in 2012). Progress also continues in developing and optimizing various technologies related to desalination, treating drinking water and other water treatments and reuse, all based on improvements in the operating conditions of ultra-filtration membranes, which are fundamental for achieving high levels of water purity and quality. 8.4. Goodwill The table below shows the breakdown of Goodwill as of December 31, 2013 and 2012: Balance as of 12.31.13 Balance as of 12.31.12 Goodwill / Operating segment Abener Eng. and Const. Services, LLC (Enginneering and construction) 25,663 26,658 Abengoa Bioenergía Brasil (Biofuels) 351,280 421,084 Abengoa Bioenergy USA (Biofuels) 32,334 33,741 Befesa Aluminio S.L. (Recycling) - 38,131 Befesa Gest. Res. Ind, S.L. (Recycling) - 57,666 Befesa Medio Ambiente, S.A. (Recycling) - 176,848 BUS Group AG (Recycling) - 263,442 Rioglass Solar (Enginneering and construction) 38,919 38,919 Other 27,863 58,786 Total 476,059 1,115,275 In 2013, the decrease is due to the exclusion of Befesa from the consolidation scope (see Note 7), as well as the negative effect of the translation differences mainly due to the depreciation of the Brazilian real with respect to the Euro. Based on the values in use calculated in accordance with the assumptions and hypothesis described in Notes 2.8 and 3, in 2013 and 2012 the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount. For each goodwill, sensitivity analysis have been performed, especially in relation to discount rates, terminal values and changes in the main business key variables, to ensure that potential changes in valuation do not make cash generating units fair value lower than its book value. 8.5. There are no intangible assets with indefinite useful life other than goodwill. There are no intangible assets with restricted ownerships or that may be under pledge as liabilities guarantee.

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Note 9.- Property, plant and equipment

9.1. The table below shows the movement on the different categories of Property, plant and equipment (PP&E) for 2013:

Cost	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total balance as of December 31, 2012	523,679	1,306,824	95,498	107,883	2,033,884
Additions	9,155	42,206	23,859	71	75,291
Disposals and decreases	(209)	(1,251)	(34,064)	(1,121)	(36,645)
Translation differences	(8,980)	(16,906)	(1,850)	(2,522)	(30,258)
Change in consolidation	(52,050)	(91,251)	(31,887)	(15,991)	(191,179)
Reclassifications	22,579	836	(1,955)	(479)	20,981
Total Balance as of December 31, 2013	494,174	1,240,458	49601	87,841	1,872,074

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total accum. deprec. as of December 31, 2012	(109,014)	(436,385)	-	(56,886)	(602,285)
Additions	(15,043)	(49,481)	-	(32,249)	(96,773)
Disposals and decreases	166	1,198	-	794	2,158
Translation differences	1,403	7,382	-	1,771	10,556
Change in consolidation	12,645	58,782	-	14,896	86,323
Reclassifications	557	393	-	586	1,536
Total accum. deprec. as of December 31, 2013	(109,286)	(418,111)	-	(71,088)	(598,485)
Net balance at December 31, 2013	384,888	822,347	49,601	16,753	1,273,589

In 2013, the decrease in Property, plant and equipment was mainly due to the exclusion of Befesa Medio Ambiente, S.L.U. (see Note 7) and Bargoa, S.A. (see Note 6.2.b) from the consolidation scope following the sales of their shareholdings (-€105 million). However, there was an increase due to construction of a new metal structures manufacturing plant in India; the construction and equipping of a research laboratory in Spain; and the acquisition of machinery for projects in Peru.

During 2013 no significant losses from impairment of PP&E were recorded.

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9.2. The table below shows the movement on the different categories of Property, plant and equipment (PP&E) for 2012:

Cost	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total balance as of December 31, 2011	527,574	1,325,091	118,381	124,136	2,095,182
Additions	5,510	43,706	37,426	8,691	95,333
Disposals and decreases	(2,825)	(80,553)	(4,406)	(10,823)	(98,607)
Translation differences	993	(5,964)	2,406	(555)	(3,120)
Change in consolidation	(9,942)	35,627	654	33	26,372
Reclassifications	2,369	(11,083)	(58,963)	(13,599)	(81,276)
Total Balance as of December 31, 2012	523,679	1,306,824	95,498	107,883	2,033,884

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total accum. deprec. as of December 31, 2011	(90,577)	(436,780)	-	(64,917)	(592,274)
Additions	(15,786)	(89,693)	-	(4,004)	(109,483)
Disposals and decreases	-	76,692	-	3,428	80,120
Translation differences	(549)	2,493	-	311	2,255
Change in consolidation	(1,535)	5,493	-	(5,265)	(1,307)
Reclassifications	(567)	5,410	-	13,561	18,404
Other movements	-	-	-	-	-
Total accum. deprec. as of December 31, 2012	(109,014)	(436,385)	-	(56,886)	(602,285)
Net balance at December 31, 2012	414,665	870,439	95,498	50,997	1,431,599

Property, plant and equipment cost decreased in December 31, 2012 when compared to December 31, 2011 due to the dismantling of Rontealde (Vizcaya) desulfuration plant and to the reclassification from 'PP&E' to 'Intangible assets in projects' of the fixed assets related with the Mojave solar plant in the United States, once the construction of the plant started after obtaining the project financing. This effect was partially offset by the recognition of the Rioglass Group's business combination described in Note 6.3, which resulted in the consolidation of 100% of the identifiable fixed assets of the group and its valuation at fair value in compliance with IFRS 3.

During 2012, no significant losses from impairment of PP&E were recorded.

9.3. Property, plant and equipment not assigned to operating activities at the year-end is not significant.

9.4. The companies' policy is to contract all insurance policies deemed necessary to ensure that all Property, plant and equipment is covered against possible risks that might affect it.

9.5. The amount of capitalized interest costs included in PP&E at December 31, 2013 was €1,846 thousand (€2,051 thousand in 2012).

69 Consolidated financial statements Annual Report 2013 | ABENGOA 02 9.6. At the end of 2013 and 2012, Property, Plant and Equipment include the following amounts where the group is a lessee under a finance lease: Balance as of 12.31.13 Balance as of 12.31.12 Capitalized finance-lease cost 21,304 25,978 Accumulated depreciation (2,635) (3,395) Net carrying amount 18,669 22,583 9.7. The cost of lands included in the lands and building subcategory amounted to €82,205 thousand at December 31, 2013 (€94,907 thousand in 2012). 9.8. The table below sets out the information related to those assets constructed by the Group during 2013 and 2012 classified under the heading Property, plant and equipment of the Consolidated Statement of Financial Position): 12.31.13 12.31.12 Property, plant and equipment constructed by the Group (accumulated) 931,422 977,313 Revenue generated by property, plant and equipment constructed by the Group 746,745 973,553 Operating result of property, plant and equipment constructed by the Group (50,966) (37,818) Note 10. 10.- Fixed assets in projects (project finance) As indicated in Note 2.5 included in the Group are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements which are financed through non-recourse financing. This note provides a breakdown of fixed assets within such companies. Non-recourse financing details related to such companies are disclosed in Note 19 of these Notes to the Consolidated Financial Statements.

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10.1. Concession assets in projects.

a) The following table shows the movements of 'Concession assets in projects' for 2013:

Cost	Intangible and financial assets	Development assets	Total
Total as of December 31, 2012	6,109,689	73,424	6,183,113
Additions	1,295,290	-	1,295,290
Disposals and decreases	(2,741)	-	(2,741)
Translation differences	(414,484)	-	(414,484)
Change in consolidation	1,469,234	(2,220)	1,467,014
Reclassifications	362,373	-	362,373
Total as of December 31, 2013	**8,819,361**	**71,204**	**8,890,565**

Accumulated amortization	Intangible and financial assets	Development assets	Total
Total accum. amort. as of December 31, 2012	(166,053)	(15,353)	(181,406)
Additions	(153,803)	(2,878)	(156,681)
Disposals and decreases	177	-	177
Translation differences	9,271	-	9,271
Change in consolidation	(3,017)	397	(2,620)
Reclassifications	13,937	-	13,937
Total accum. amort. as of December 31, 2013	**(299,488)**	**(17,834)**	**(317,322)**
Net balance at December 31, 2013	8,519,873	53,370	8,573,243

The increase in the cost of concession assets is primarily due to progress in developing infrastructure concessions projects, mainly various transmission lines in Brazil and Peru (€727 million); projects in México (€381 million); the Palmatir and Cadonal wind farms in Uruguay (€114 million) and the desalination plants in Ghana and Algeria (€83 million).

Additionally, the increase is caused by the reclassification due to transfer of the fixed assets related to the Solaben 1 and 6 thermosolar plants in Spain from PP&E (see Note 8.1); and the change in the consolidation scope following the entry into operation and control of the company Arizona Solar One, LLC (see Note 6.3), partially offset by the reclassification of the assets of the Quingdao desalination plant under Assets Held for Sale (-€142 million), see Note 7.2, and the depreciation of the Brazilian real and the US dollar with respect to the Euro.

No significant losses from impairment of 'Concession assets in projects' were recorded during 2013.

71 Consolidated financial statements Annual Report 2013 | ABENGOA 02 b) The following table shows the movements of intangible assets included in the heading ‘Concession assets in projects’ for 2012: Intangible and financial assets Development assets Cost Total Total as of December 31, 2011 5,953,700 64,045 6,017,745 Additions 1,808,794 12,304 1,821,098 Translation differences (324,755) - (324,755) Change in consolidation (1,450,016) (14,715) (1,464,731) Reclassifications 121,966 11,790 133,756 Total as of December 31, 2012 6,109,689 73,424 6,183, 6,183,113 113 Intangible and financial assets Development assets Accumulated amortization Total Total accum. amort. as of December 31, 2011 (152,092) (9,704) (161,796) Additions (93,104) 6,257 (86,847) Translation differences 4,456 - 4,456 Change in consolidation 74,149 - 74,149 Reclassifications 538 (11,906) (11,368) Total accum amort. as of December 31, 2012 (166,053) (15,353) (181,406) Net balance at December 31, 2012 5,943,636 58,071 6,001,707 During 2012 concession assets increased due to Concession projects in process, mainly solar-thermal power plants in Spain (€511 million), as well as the cogeneration plant in Mexico (€97 million) and transmission lines in Brazil and Peru (€860 million). This increase was partially offset by the implementation of new standards IFRS 10 and IFRS11 (€-1,373 million) retroactively applied until January 1, 2012 (see Note 2.1.1.), and by the net negative effect of translation differences. No significant losses from impairment of ‘Concession assets in projects’ were recorded during 2012. c) Capitalized interest cost for the year ended December 31, 2013 amounts to €115,113 thousand (€172,854 thousand in 2012). d) There are no intangible assets with indefinite useful lives. There are no intangible assets restricted for use or pledged as security for liabilities. e) As of December 31, 2013, concessional financial assets amount to €729,611 thousand. f) Appendix VII to these Consolidated Financial Statements includes certain information on project companies included within the scope of IFRIC 12.

72 Consolidated financial statements Annual Report 2013 | ABENGOA 02 10.2. Other assets in projects a) The table below shows the movement in ‘Other assets in projects’ for 2013: Technical installations and machinery Advances and fixed assets in progress Land and buildings Software and other intangibles Cost Other PP&E Total Total as of December 31, 2012 424,847 1,447,136 137,143 351,979 91,228 2,452,333 Additions 2,183 3,645 1,675 18,635 - 26,138 Disposals and decreases - (8,421) (218) (155) - (8,794) Translation differences (12,642) (83,320) (2,023) (68,642) (4,071) (170,698) Change in consolidation (119,326) (298,276) (81,863) (14,412) (9,007) (522,884) Reclassifications (10,510) (2,305) (30,527) 89,045 (4,289) 41,414 Total as of December 31, 2013 284,552 1, 1,058,459 058,459 24,187 376,450 73,861 1,817,509 Technical installations and machinery Advances and fixed assets in progress Software and other intangibles Accumulated depreciation Buildings Other PP&E Total Total accum. deprec. as of December 31, 2012 (105,131) (416,435) - (122,846) (23,623) (668,035) Additions (19,091) (32,214) - (49,851) (2,066) (103,222) Disposals and decreases - 4,926 - 125 - 5,051 Translation differences 2,655 26,453 - 24,528 984 54,620 Change in consolidation 33,370 184,348 - 9,770 3,010 230,498 Reclassifications 4,031 1,405 - (827) - 4,609 Total accum. deprec. as of December 31, 2013 (84,166) (231,517) - (139,101) (21,695) (476,479) Net balance at December 31, 2013 200,386 826,94 826,942 24,187 237,349 52,166 1,341,030 The decrease in Other assets in projects is primarily due to changes in the consolidation scope caused by the sale of the shareholding in Befesa Medio Ambiente, S.L.U. (-€290 million), see Note 7, as well as the negative effect of the depreciation of the Brazilian real with respect to the Euro. No significant losses from impairment of ‘Other assets in projects’ were recorded during 2013.

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b) The table below shows the movement in 'Other assets in projects' for 2012 :

Cost	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total as of December 31, 2011	459,317	1,509,184	227,183	289,522	99,071	2,584,277
Additions	13,926	357	81,759	127,284	-	223,326
Disposals and decreases	(444)	-	-	-	-	(444)
Translation differences	(8,271)	(54,076)	(11,004)	(36,915)	(5,534)	(115,800)
Change in consolidation	1,963	(8,329)	(157,459)	(116)	171	(163,770)
Reclassifications	(41,644)	-	(3,336)	(27,796)	(2,480)	(75,256)
Total as of December 31, 2012	**424,847**	**1,447,136**	**137,143**	**351,979**	**91,228**	**2,452,333**

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total accum. deprec. as of December 31, 2011	(88,704)	(387,937)	-	(123,282)	(20,216)	(620,139)
Additions	(27,459)	(60,828)	-	(35,840)	(3,689)	(127,816)
Translation differences	1,606	16,483	-	12,919	513	31,521
Change in consolidation	1,091	14,725	-	(108)	(8)	15,700
Reclassifications	8,335	1,122	-	23,465	(223)	32,699
Total accum. deprec. as of December 31, 2012	(105,131)	(416,435)	-	(122,846)	(23,623)	(668,035)
Net balance at December 31, 2012	319,716	1,030,701	137,143	229,133	67,605	1,784,298

During 2012, the decrease of fixed assets in projects was mainly due to the implementation of the changes in IFRS 10 and IFRS 11 (€ -132 million), retroactively applied until January 1, 2012 (see Note 2.1.1) and the negative effect of the depreciation of the Brazilian Real with respect to the Euro. This decrease was partially offset by the increased biological assets in the bioenergy business in Brazil.

During 2012, no significant losses from impairment of 'Other assets in projects' were recorded.

c) Borrowing costs capitalized for the years ended December 31, 2013 and 2012 amounted to €1,635 thousand, €19,484 thousand.

d) The fixed assets in projects have no mortgage warranty additional to the ones assigned to its non-recourse financing (see Note 19).

e) It is the policy of the Group to enter into a number of insurance policies to cover risks relating to property, plant and equipment.

f) In cases of property plant and equipment over third party land, the company has estimated the dismantling costs of affected items, as well as the rehabilitation costs of the place where they are settled. See Note 22.1.

74 Consolidated financial statements Annual Report 2013 | ABENGOA 02 10.3. Assets constructed by group The table below sets out the information related to those assets constructed by the Group during 2013 and 2012 classified under the heading fixed assets in projects of the Consolidated Statement of Financial Position (concessions and other assets in projects): Item 12.31.13 12.31.12 Fixed assets in projects constructed by the Group (accumulated) 9,747,611 7,307,632 Revenue generated by fixed assets in project constructed by the Group 1,362,642 972,047 Operating result of fixed assets in project constructed by the Group 156,184 88,944 Note 11. 11.- Investments in associates 11.1 The table below shows the breakdown and the movement of the investments held in associates for 2013 and 2012: Balance as of 12.31.13 Ba Balance as of lance 12.31.12 Investment in associates Initial balance 920,140 51,270 Translation differences (27,536) (18,284) Equity contributions 372,736 517,002 Changes in consolidation (412,577) 358,121 Distribution of dividends (11,916) (5,530) Share of (loss)/profit (5,165) 17,561 Final balance 835,682 920,140 The increase in 2012 was mainly due to the initial application of IFRS 10 and 11 from January 1, 2012 (€855.6 million), see Note 2.1.1.

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11.2. The tables below shows a breakdown of assets, revenues and operating profit as well as other information of interest for the years 2013 and 2012 of the associated companies:

Company	% shares	Assets	Revenues	Operating profit
Abengoa Bioenergy Biomass of Kansas, LLC (1) (2)	100.00	407,071	-	(330)
Agua y Gestión de Servicios Ambientales, S.A.	41.54	89,586	4,198	(5,954)
Al Oasis-Inabensa Co. Ltd (1)	50.00	12,570	30,463	(15,836)
ATE VIII Transmissora de Energia, S.A. (1)	50.00	30,012	-	(67)
Basor México, S.A.P.I. de C.V.	50.00	612	128	(130)
Central Eólica São Tomé Ltda.	9.00	2	-	(2)
Chennai Water Desalination Limited	25.00	76,088	22,241	664
Coaben SA de CV (1)	50.00	14,103	-	1,406
Cogeneración Motril, S.A.	19.00	22,047	42,952	2,069
Concecutex, S.A. de C.V. (1)	50.00	69,963	4,887	562
Concesionaria Costa del Sol S.A. (1)	50.00	25,888	358	(1,283)
Concesionaria Hospital del Tajo, S.A.	20.00	63,512	8,656	1,925
Consorcio Teyma M y C Ingeniería	50.00	59	-	-
Evacuación Valdecaballeros, S.A.	57.14	22,027	-	(751)
Evacuación Villanueva del Rey, S.L.	45.13	3,709	-	-
Explotaciones Varias, S.L. (1)	50.00	44,140	401	(89)
Explotadora Hospital del Tajo, S.L.	20.00	1,430	3,739	-
Geida Tlemcen, S.L. (1)	50.00	31,939	-	(627)
Ghenova Ingeniería S.L.	20.00	1,340	-	(3,250)
Green Visión Holding BV	24.00	13,889	5,696	937
Helioenergy Electricidad Dos, S.A. (1)	50.00	282,686	25,414	(2,777)
Helioenergy Electricidad Uno, S.A. (1)	50.00	282,794	25,547	(2,325)
Íbice Participações e Consultoria em Energia S.A. (1)	50.00	951	-	30
Inabensa Green Energy Co., Ltd.	50.00	396	-	-
Inapreu, S.A. (1)	50.00	10,979	1,291	16
Kaxu Solar One (Pty) Ltd. (1)	51.00	416,669	-	(89)
Khi Solar One (Pty) Ltd. (1) (2)	51.00	252,262	-	(60)
Ledincor S.A. (1)	49.00	6,341	942	541
Lidelir S.A. (1)	49.00	8,864	878	164
Micronet Porous Fibers, S.L. (1)	50.00	6,501	4	160
Mojave Solar LLC (1)	100.00	1,038,986	-	10
Myah Bahr Honaine, S.P.A. (1)	51.00	211,783	31,142	9,975
Negev Energy - Ashalim Thermo-Solar Ltd.	50.00	-	-	-
Palen Solar Holdings, LLC	42.97	48,909	-	-
Parque Eólico Cristalândia Ltda.	20.00	22	-	(4)
Resurce, Resid. Urbanos de Ceuta, S.L. (1)	50.00	6,210	503	506
Servicios Culturales Mexiquenses, S.A. de C.V. (1)	50.00	1,892	4,072	179
Shams Power Company PJSC	40.00	591,373	18,997	7,229
SRC Nanomaterials, S.A. (1)	50.00	547	-	195
Tendogenix (RF) (Pty) Ltd.	40.00	-	-	-
Total Abengoa Solar Emirates Investment Company, B.V. (1)	50.00	45,581	-	(268)
Total Abengoa Solar Emirates O&M Company, B.V. (1)	50.00	1,420	1,955	790
TSMC Ingeniería y Contrucción, Ltda.	33.30	70	-	-
Total 2013		4,145,223	234,464	(6,484)

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(1) Project companies recorded under the equity method after application of IFRS 10 and 11 effective from January 1, 2013 and retroactively applied from January 1, 2012.

(2) The assets heading includes assets under development related to the ethanol production plant in Kansas (USA), which uses biomass and second-generation technology, totaling €369,882 thousand (€145,801 thousand in 2012), and the solar-thermal power plant that uses tower technology and concentrated solar power in South Africa, totaling €104,357 thousand (€9,500 thousand in 2012) applying the shareholding that the Company holds. See Note 8.3 for more details of assets under development.

Company	% shares	Assets	Revenues	Operating profit
Abengoa Bioenergy Biomass of Kansas, LLC (ABBK) (1)	100.00	602,738	-	(153)
Agua y Gestión de Servicios Ambientales, S.A.	41.54	96,966	25,165	(1,821)
Al Oasis-Inabensa Co. Ltd (1)	50.00	26,922	45,602	(691)
Arizona Solar One, LLC (1)	100.00	1,344,573	-	(39)
ATE VIII Transmissora de Energía S.A. (1)	50.00	23,940	-	(7)
Betearte	33.33	19,367	2,642	(7)
Central Eólica São Tomé Ltda.	18.00	2	-	(1)
Chennai Water Desalination Limited	25.00	94,179	23,792	529
Coaben SA de CV (1)	50.00	15,904	1,204	(1,790)
Cogeneración Motril, S.A.	19.00	26,796	43,687	6,195
Concecutex SA de C.V. (1)	50.00	75,990	4,676	1,091
Concesionaria Costa del Sol S.A. (1)	50.00	32,628	1,008	(691)
Concesionaria Hospital del Tajo, S.A.	20.00	62,172	8,737	1,879
Consorcio Teyma M&C	49.90	67	-	-
Ecología Canaria, S.A.	45.00	5,166	4,948	402
Explotaciones Varias, S.A. (1)	50.00	44,150	276	(64)
Explotadora Hospital del Tajo, S.L.	20.00	1,182	4,243	1
Geida Tlemcen, S.L. (1)	50.00	44,034	-	(84)
Ghenova Ingeniería S.L.	20.00	2,270	-	(3,113)
Green Visión Holding BV	24.00	13,072	7,216	1,798
Hankook R&M Co., Ltd.	25.00	47,260	-	(1,841)
Helio Energy Electricidad Dos, S.A. (1)	50.00	291,480	31,754	310
Helio Energy Electricidad Uno, S.A. (1)	50.00	290,712	33,452	570
Íbice Participações e Consultoria em Energia S.A. (1)	50.00	1,098	-	(5)
Inapreu (1)	50.00	10,948	1,246	(29)
Kaxu Solar One (1)	51.00	214,180	-	(4)
Khi Solar One (1)	51.00	158,368	-	(56)
Ledincor S.A. (1)	49.00	5,050	-	(23)
Lidelir S.A. (1)	49.00	9,360	-	(12)
Mojave Solar LLC (1)	100.00	884,032	-	(275)
Myah Bahr Honaine, S.P.A. (1)	50.00	222,595	37,618	4,701
Parque Eólico Cristalândia Ltda.	20.00	19	-	-
Recytech, S.A. (1)	50.00	18,958	30,714	
Red Eléctrica del Sur, S.A. (Redesur)	23.75	39,745	11,490	3,865
Shams Power Company PJSC	20.00	501,580	-	-
Total Abengoa Solar Emirates Investment (1)	50.00	37,598	-	(51)
TSMC Ing. Y Contrucción	33.30	70	-	-
Total 2012		5,265,171	319,470	10,584

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Note 12.- Financial instruments by category

The Group's financial instruments are primarily deposits, clients and other receivables, derivatives and loans. Financial instruments by category (current and non-current), reconciled with the Statement of Financial Position, are as follows:

Category	Notes	Loans and receivables / payables	Non-hedging derivatives	Hedging derivatives	Available for sale	Balance as of 12.31.13
Available-for-sale financial assets	13	-	-	-	50,207	50,207
Derivative financial instruments	14	-	2,686	58,865	-	61,551
Financial accounts receivables	15	1,575,301	-	-	-	1,575,301
Clients and other receivables	15	1,869,972	-	-	-	1,869,972
Cash and cash equivalents	17	2,951,683	-	-	-	2,951,683
Total Financial assets		**6,396,956**	**2,686**	**58,865**	**50,207**	**6,508,714**
Non-recourse financing	19	6,320,950	-	-	-	6,320,950
Corporate financing	20	5,654,409	-	-	-	5,654,409
Trade and other current liabilities	25	5,514,186	-	-	-	5,514,186
Derivative financial instruments	14	-	81,530	229,652	-	311,182
Total Financial liabilities		**17,489,545**	**81,530**	**229,652**	**-**	**17,800,727**

Category	Notes	Loans and receivables / payables	Non-hedging derivatives	Hedging derivatives	Available for sale	Balance as of 12.31.12
Available-for-sale financial assets	13	-	-	-	49,695	49,695
Derivative financial instruments	14	-	8,781	34,402	-	43,183
Financial accounts receivables	15	1,286,924	-	-	-	1,286,924
Clients and other receivables	15	2,271,306	-	-	-	2,271,306
Cash and cash equivalents	17	2,413,184	-	-	-	2,413,184
Total Financial assets		**5,971,414**	**8,781**	**34,402**	**49,695**	**6,064,292**
Non-recourse financing	19	5,256,772	-	-	-	5,256,772
Corporate financing	20	4,946,828	-	-	-	4,946,828
Trade and other current liabilities	25	5,955,589	-	-	-	5,955,589
Derivative financial instruments	14	-	72,713	389,038	-	461,751
Total Financial liabilities		**16,159,189**	**72,713**	**389,038**	**-**	**16,620,940**

The information on the financial instruments measured at fair value, is presented in accordance with the following level classification:

- Level 1: Quoted prices in active markets for identical assets or liabilities.
- Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: Measured on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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The following is a breakdown of the Group's assets and liabilities measured at fair value at December 31, 2013 and 2012 (except assets and liabilities with a carrying amount close to their fair value, non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 12.31.13
Non-hedging derivatives	-	(78,844)	-	(78,844)
Hedging derivatives	-	(170,787)	-	(170,787)
Available-for-sale	4,449	-	45,758	50,207
Total	4,449	(249,631)	45,758	(199,424)

Category	Level 1	Level 2	Level 3	Balance as of 12.31.12
Non-hedging derivatives	-	(63,932)	-	(63,932)
Hedging derivatives	-	(354,636)	-	(354,636)
Available-for-sale	3,991	-	45,704	49,695
Total	3,991	(418,568)	45,704	(368,873)

The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 14).

The caption Non-hedging derivatives accounting includes the fair value of the derivatives embedded in the convertible notes, the fair value of the call options over Abengoa's own shares, as well as those derivatives purchased with the purpose of hedging a market risk (interest rate, foreign exchange or commodities) that do not fulfil all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view.

Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.).

The valuation method used to calculate the fair value was discounting cash flows based on its business plan, using as discount rate a weighted average cost of capital (WACC) of market, 10%. It also has been made a sensitivity analysis considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value.

Additionally, the embedded derivative of the convertible loan received as part of the consideration for the sale of Befesa (See Note 7.1), is classified within Level 3. As of December 31, 2013, the embedded derivative has a negative fair value of €36 thousands.

If the equity value of Befesa had increased by 10%, assuming that the average horizon of permanence of the financial fund before the sale of Befesa did not change compared with respect to the hypotheses considered in assessing, the fair value of the embedded derivative would have increased €20 thousand.

79 Consolidated financial statements Annual Report 2013 | ABENGOA 02 The following table shows the changes in the fair value of level 3 assets for the years ended December 31, 2013 and 2012: Movements Amount Beginning balance as of December 31, 2011 39,134 Gains and losses recognized in Equity (see Note 13.1) 1,390 Change in consolidation, reclassifications and translation differences 5,180 Total as of December 31, 2012 45,704 Gains and losses recognized in Equity (see Note 13.1) (568) Change in consolidation, reclassifications and translation differences 622 Total as of December 31, 2013 45,758 During the periods ended December 31, 2013 and 2012, there have not been any reclassifications amongst the three levels presented above. Note 13. 13.- Available Available-for for-sale financial assets 13.1. The following table shows the detail and the movement on available-for-sale financial assets during 2013 and 2012: Available for sale financial assets Balance At January 1, 2011 61,401 Additions 2,213 Gain/Losses transferred to equity 1,390 Derecognitions (15,309) At December 31 , 2012 49,695 Additions 3,802 Gain/Losses transferred to equity (568) Derecognitions (2,722) At December 31 , 2013 50,207 Less: Non-current portion 40,700 Current portion 9,507

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13.2. The following table shows those entities which, in accordance with the then current legislation, were not consolidated in the years 2013 and 2012 and in which the parent company's direct and indirect shareholding is higher than 5% and lower than 20%. The net carrying amount of these holdings is €8,159 thousand at December 31, 2013 (€8,626 thousand in 2012).

Non-current financial assets	2013 % Holding	2012 % Holding
Banda 26, S.A.	-	10.00
Dyadic Investment	10.00	10.00
Fundación Soland	16.67	16.67
Norpost	10.00	10.00
Proxima Ltd. (Nexttel)	10.00	10.00
Soc. Con. Canal Navarra	10.00	10.00
Sociedad Andaluza de Valoración Biomasa	6.00	6.00
Viryanet, Ltd.	7.86	7.86

Current financial assets	2013 % Holding	2012 % Holding
Banda 26, S.A.	-	10.00
BC International Corp.	9.00	9.00
Chekin	14.28	14.28
Operador Mercado Ibérico (OMIP)	5.00	5.00
Medgrid, SAS	5.00	5.00
Mediación Bursátil, S.V.B., S.A.	8.00	8.00

13.3. All necessary notifications have been made to the companies in which the Group holds an interest of over 10%, as required under Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital).

13.4. There are no circumstances which have a material impact on the financial assets on the Group's portfolio, such as litigations, pledges, etc.

13.5. There are no firm agreements in place regarding the sale or purchase of these investments which could be considered material in relation to the Group's Financial Statements.

13.6. The amount of interest accrued but not yet collected is not material.

13.7. There are no fixed-yield securities in arrears. The average rate of return on fixed-yield securities is in line with the market.

13.8. As of December 31, 2013 and 2012, Abengoa, S.A. held a 3% interest in Yoigo, S.A, a Spanish telecom operator, recorded at fair value of €32,997 thousand and held in the Group through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.). Additionally the shareholders of Yoigo have granted this company several 'participative' loans in accordance with a pre-established plan, which involved a total disbursement of €21,030 thousand (as of December 31, 2013 and 2012), equivalent to 3% of the total loan made to the company by its shareholders in said years.

To value this holding, as in prior periods, once Yoigo's activities had commenced, the principal reference point taken is the company's future cash-flow generation on the basis of its current Business Plan, discounted at a rate appropriate to the sector in which this company operates (See Note 12).

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As a result of the purchase of its holding in Yoigo, Siema Investment, S.L. became responsible, for furnishing guarantees to the Spanish Administration as security for compliance with the commitments relating to investment, commercialization, employment and network development acquired by Yoigo, together with other guarantees relating to the Radioelectronic Spectrum Rate, which the Group is required to counter-guarantee, for a total amount of €3,387 thousand (€12,085 thousand in 2012).

13.9. The Group applies IAS 39 to determine whether the carrying amount of an available-for-sale financial asset has been impaired. This process requires significant judgment. To make this judgment, the Group assesses, among other factors, for how long and to what extent the fair value of an investment will be below its cost, considering the financial health and short-term prospects of the company issuing the securities, including factors such as the industry and sector return, changes in the technology and cash flows from operating and financing activities.

Note 14.- Derivative financial instruments

14.1. The fair value of derivative financial instruments (see Note 12) as of December 31, 2013 and 2012 is as follows:

		12.31.13		12.31.12	
	Note	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives – cash flow hedge	14.2 a	6,028	13,519	3,455	21,060
Interest rate derivatives – cash flow hedge	14.3 a	43,889	200,483	23,052	361,824
Interest rate derivatives – non-hedge accounting	14.3 c	-	14,765	-	12,094
Commodity derivatives – cash flow hedge	14.4 a	8,948	15,650	7,895	6,154
Embedded derivatives of convertible bonds and shares options	20.3	2,686	66,765	8,781	60,619
Total		**61,551**	**311,182**	**43,183**	**461,751**
Non-current part		46,347	266,802	31,683	407,551
Current part		15,204	44,380	11,500	54,200

Information about the valuation techniques of derivative financial instruments is described in Notes 2.11 and 12.

Derivatives classified as non-hedge accounting are those derivative financial instruments which, although obtained for the purpose of hedging certain market risks (interest rates, exchange rates and commodity prices), do not meet the specific requirements established by IAS 39 to be designated as hedging instruments from an accounting point of view (since, at the inception of the hedge, there was no designation or formal documentation relating to the hedge or the risk management strategy that it was intended to implement) or, having complied with all of the requirements to be designated a hedging instrument, the underlying has been sold or the hedging designation has been interrupted.

Fair value of derivative assets increased during 2013 due to new interest rate derivatives contracted, which was partially offset by the decrease in fair value of call options on Abengoa's own shares that were signed to hedge the convertible notes, mainly due to a decrease in the stock price of the shares of Abengoa, which is a principal factor in the fair value of the embedded derivatives and the options.

The fair value of derivative liabilities decreased during 2013 mainly due to the favorable evolution of hedging interest rate derivatives, measured according to IFRS 13. Additionally there has been an increase due to the recognition of the embedded derivative component of convertible notes issued in January 2013 (see Note 20.3), partially offset by the decrease in the fair value of the derivative liabilities embedded in convertible notes issued in 2009 and 2010 and by the partial cancellation of the embedded derivative component of convertible notes due 2014 once the repurchase process has been completed on January 17, 2013.

The fair value amount recognized in the Consolidated Income Statement of the 2013 and 2012 fiscal year for the financial instruments derivatives designated as hedging instruments is a loss of €88,924 thousand (loss of €96,172 thousand in 2012).

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Included in the following sections are detailed fair value presentations of each of the categories of derivative financial instruments presented in the table above. The net position of assets and liabilities for each line item of the summary table above reconciles with the net amount of the fair values of collections and payments for exchange rate derivatives, the net amount of the fair values of caps and swaps for interest rates hedges and the net amount of the fair values of commodity price derivatives, respectively.

14.2. Exchange rate hedges

The terms 'Collection hedges' and 'Payment hedges' refer to foreign currency derivatives designated as hedging instruments of future cash inflows and outflows associated to highly probable forecasted sales and purchase, respectively, denominated in a foreign currency.

The following table shows a breakdown of the notional amounts of the financial instruments relating to amounts receivable and payable in foreign currencies as of December 31, 2013 and 2012.

	Collection hedges		Payment hedges	
Exchange Rates	2013	2012	2013	2012
Krona (Sweden)	-	-	1,653	880
Dirhams (UAE)	13,222	15,344	7,683	7,325
Dirhams (Morocco)	533	-	-	6
Dollar (Australia)	-	-	1,939	29
Dollar (Canada)	-	-	-	144
Dollar (USA)	328,421	76,765	226,943	209,104
Euro	-	20,093	4,978	50,480
Franc (Switzerland)	-	-	-	2,881
Pound Sterling (UK)	-	-	68	32
Mexican Peso (Mexico)	-	98	8	10
Yen (Japan)	-	-	15	-
Rand (South Africa)	-	52,094	-	10,707
Zloty (Poland)	137,363	199,081	65,647	76,928
Total	479,539	363,475	308,934	358,526

The following table shows a breakdown of the fair values of exchange rate derivatives relating to amounts receivable and payable in foreign currencies as of December 31, 2013 and 2012:

	Collection hedges		Payment hedges	
Exchange Rates	2013	2012	2013	2012
Krona (Sweden)	-	-	2	(6)
Dirhams (UAE)	430	167	(289)	(148)
Dirhams (Morocco)	4	-	-	-
Dollar (Australia)	-	-	(102)	(1)
Dollar (Canada)	-	-	-	8
Dollar (USA)	12,499	307	(14,378)	(6,714)
Euro	-	551	1	(936)
Franc (Switzerland)	-	-	-	17
Pound Sterling (UK)	-	-	2	-
Yen (Japan)	-	-	(1)	-
Rand (South Africa)	-	(1,029)	-	179
Zloty (Poland)	(8,555)	(18,267)	2,896	8,267
Total	4,378	(18,271)	(11,869)	666

83 Consolidated financial statements Annual Report 2013 | ABENGOA 02 a) Cash flow hedges The table below shows a breakdown of the maturities of notional amounts of exchange rate derivatives designated as cash flow hedges at the end of 2013 and 2012: 12.31.13 12.31.12 Notionals Co Collections llections Payments Collections Payments Up to 1 year 404,477 290,853 150,270 263,340 Between 1 and 2 years 45,579 17,616 149,995 95,186 Between 2 and 3 years 29,483 465 63,210 - Total 479,539 308,934 363,475 358,526 The table below shows a breakdown of the maturities of fair value amounts of exchange rate derivatives designated as cash flow hedges at the end of 2013 and 2012 year end: 12.31.13 12.31.12 Fair value Collections Payments Collections Payments Up to 1 year 8,714 (11,880) 43 (6,088) Between 1 and 2 years (2,988) 36 (9,583) 6,754 Between 2 and 3 years (1,348) (25) (8,731) - Total 4,378 (11,869) (18,271) 666 The net amount of the fair value of exchange rate derivatives designated as cash flow hedges transferred to the Consolidated Income Statement in 2013 and 2012 has been of €-5,211 thousand and €1,033 thousand, respectively (see Note 18.3). The ineffective amount recognized in the Consolidated Income Statement for the years 2013 and 2012 with respect to exchange rate derivatives designated as cash flow hedges amounts to €1,040 thousand and €-17,193 thousand, respectively. The after-tax gains/losses accumulated in equity in connection with exchange rate derivatives designated as cash flow hedges at December 31, 2013 amounted to €-4,362 thousand (€-17,395 thousand in 2012). See note 18.3. b) Fair value hedges The group does not have any exchange rate derivatives designated as fair value hedges at the end of 2013 and 2012. c) Non-hedge accounting derivatives At the end of 2013 and 2012 the Group does not hold any exchange rate non-hedge accounting derivatives instruments. The net amount of the fair value of exchange rate derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designated as hedges represented an impact of €283 thousand (€-19,947 thousand in 2012) (see Note 30.2). 14.3. Interest rate hedges As stated in Note 4 to these Consolidated Financial Statements, the general hedging policy for interest rates is to purchase call options in exchange of a premium to fix the maximum interest rate cost. Additionally, under certain circumstances, the company also uses floating to fixed interest rate swaps.

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As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

- Corporate Financing: we hedge between 78% and 100% of the notional amount, with maturities up to 2022 and average guaranteed interest rates of between 0.70% and 4.75% for loans referenced to the 1-month, 3-months and 6 months Euribor rates.
- Non-recourse financing:
  - Non-recourse financing in Euros: we hedge between 80% and 100% of the notional amount, maturities until 2032 and average guaranteed interest rates of between 0.75 % and 4.87%.
  - Non-recourse financing in US Dollars: we hedge between 75% and 100% of the notional amount, including maturities until 2028 and average guaranteed interest rates of between 0.70% and 3.787%.

a) Cash flow hedges

The table below shows a breakdown of the maturities of notional amounts of interest rate derivatives designated as cash flow hedges at the 2013 and 2012 year end:

	12.31.13		12.31.12	
Notionals	Cap / Collar	Swap	Cap / Collar	Swap
Up to 1 year	3,029,715	231,932	100,999	754,090
Between 1 and 2 years	3,033,757	37,190	2,832,548	42,526
Between 2 and 3 years	2,756,511	39,962	2,790,374	43,284
Subsequent years	4,764,796	821,217	5,605,113	932,066
Total	13,584,779	1,130,301	11,329,034	1,771,966

The table below shows a breakdown of the maturity of the fair values of interest rate derivatives designated as cash flow hedges at the 2013 and 2012 year end:

	12.31.13		12.31.12	
Fair value	Cap / Collar	Swap	Cap / Collar	Swap
Up to 1 year	(14,910)	(13,219)	(6,373)	(37,440)
Between 1 and 2 years	(15,705)	87	(13,543)	(11,532)
Between 2 and 3 years	(1,157)	90	(12,397)	(9,941)
Subsequent years	36,227	(148,007)	20,968	(268,514)
Total	4,455	(161,049)	(11,345)	(327,427)

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the Consolidated Income Statement in 2013 and 2012 has been of €-94,226 thousand and €-75,664 thousand, respectively (see Note 18.3).

The after-tax gains/losses accumulated in equity in connection with derivatives designated as cash flow hedges at the end of 2013 and 2012 amount to € -151,733 thousand and €-273,966 thousand, respectively (see Note 18.3).

The net amount of the time value component of the cash flow derivatives fair value recognized in the Consolidated Income Statement for the years 2013 and 2012 has been € 21,734 thousand and €-24,221 thousand, respectively.

85 Consolidated financial statements Annual Report 2013 | ABENGOA 02 b) Fair value hedges The Group does not have any interest rate derivatives designated as fair value hedges at the end of 2013 and 2012. c) Non-hedges accounting derivatives The table below shows a detail of the maturities of notional amounts of interest rate derivatives that not meet the requirements to be designed as hedging instruments at the end of 2013 and 2012: 12. 12.31.13 31.13 12.31.12 Notionals Cap Floor Swap Cap Floor Swap Up to 1 year - - - 169,613 - 72,691 Between 1 and 2 years - 630,000 - - - - Between 2 and 3 years - 300,000 - - 660,000 - Subsequent years - 1,815,000 - - 300,000 - Total - 2,745 745,000 ,000 - 169,613 960,000 72,691 The table below shows a detail of the maturities of fair values of non-hedge accounting interest rate derivatives at the end of 2013 and 2012: 12.31.13 12.31.12 Fair value Cap Floor Swap Cap Floor Swap Up to 1 year - - - - - (2,206) Between 1 and 2 years - (6,497) - - - - Between 2 and 3 years - (1,993) - - (7,044) - Subsequent years - (6,275) - - (2,816) - Total - (14,765) - - (9,860) (2,206) At the end of 2013 and 2012, the net amount of the fair value of interest rate derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designated as hedges represented an impact of €534 thousand and €-4,305 thousand, respectively (see Note 30.1). Additionally, a series of interest rate swaps and caps were settled in 2008, generating a positive cash flow upon liquidation. These contracts had been designated as cash flow hedge as a result of the respective effectiveness tests performed. Therefore, applying IAS 39, when the hedging instrument no longer exists and the hedged transaction continues to be probable, the cumulative gain or loss on the hedging instrument that remains recognized in equity from the period when the hedge was effective should remain in equity until the forecasted transaction occurs. This amount will be reclassified to profit or loss in the same period or periods in which the hedged forecasted transaction affects profit or loss. In the present case, it will be reclassified to profit or loss as the finance expense originated by the loan hedged is recognized in the Consolidated Income Statement. As a result, Abengoa will reclassify the profit recognized in equity to the Consolidated Income Statement following the swaplet method, where each interest rate calculation period of the swap is called a swaplet. The balance calculated for each swaplet is recognized in the Consolidated Income Statement in the period of each swaplet. The amounts transferred from equity to the Consolidated Income Statement in 2013 and 2012 were a gain of €1,032 thousand and €7,695 thousand, respectively, with an amount of €0 thousand (€1,032 thousand in 2012) yet to be transferred to the Consolidated Income Statement in the following years.

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14.4. Commodity price hedges

In relation to hedges of commodity prices, as stated in Note 2.10 of the Consolidated Financial Statements of Abengoa for the year ended on December 31, 2013, the different activities carried on by Abengoa through its different segments (Biofuels, Recycling (until the sale of shareholding in Befesa) and Engineering and construction) expose the group to risks derived from the fair value of certain commodity prices (zinc, aluminum, grain, ethanol and gas).

To hedge these risks, Abengoa uses derivative contracts and OTC derivatives for commodity prices.

a) Cash flow hedges

The table below shows a breakdown of the maturities of notional amounts for the commodity price derivatives designated as cash flow hedges at the 2013 and 2012 year end:

2013	Ethanol (Gallons)	Gas (MWh)	Grain (Bushels)	Zinc (Tons)	Aluminum (Tons)	Other (Tons)
Up to 1 year	94,752,000	2,814,591	41,735,000	-	120,642	-
Total	94,752,000	2,814,591	41,735,000	-	120,642	-

2012	Ethanol (Gallons)	Gas (MWh)	Grain (Bushels)	Zinc (Tons)	Aluminum (Tons)	Other (Tons)
Up to 1 year	14,987,300	5,202,000	32,090,000	67,920	800	908
Between 1 and 2 years	-	-	-	36,000	-	-
Total	14,987,300	5,202,000	32,090,000	103,920	800	908

The table below shows a breakdown of the maturities of the fair value of commodity price derivatives designated as cash flow hedges at the 2013 and 2012 year end:

2013	Ethanol	Gas	Grain (€ thousands)	Zinc	Aluminum	Other
Up to 1 year	4,587	755	2,715	-	(14,759)	-
Total	4,587	755	2,715	-	(14,759)	-

2012	Ethanol	Gas	Grain (€ thousands)	Zinc	Aluminum	Other
Up to 1 year	(387)	(369)	(368)	6,818	135	76
Between 1 and 2 years	-	-	-	(4,164)	-	-
Total	(387)	(369)	(368)	2,654	135	76

The net amount of the fair value of commodity price derivatives designated as cash flow hedges transferred to the Income statement in 2013 and 2012 has been of €10,513 thousand and €-21,541thousand, respectively (see Note 18.3).

The after-tax gains/losses accumulated in equity in connection with derivatives designated as cash flow hedges at December 31, 2013 amounted to €-7,674 thousand (€8,761 thousand in 2012), see Note 18.3.

87 Consolidated financial statements Annual Report 2013 | ABENGOA 02 b) Non-hedge accounting derivatives At the end of 2013 and 2012, the Group does not hold non-hedge accounting derivative financial instruments of commodity prices. The net amount of the fair value of commodity prices derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designed as hedges represented losses of €9,837 thousand (losses of €20,428 thousand in 2012) (see Note 30.3). Note 15. 15.- Clients and other receivable accounts 15.1 .1 .1. The breakdown of Clients and Other Receivable Accounts as of December 31, 2013 and 2012 is as follows: Balance as of 12.31.13 Balance as of alance 12.31.12 Item Trade receivables 566,930 1,064,838 Unbilled revenues 488,883 393,200 Bad debt provisions (64,047) (46,086) Tax receivables 640,567 621,034 Other debtors 237,639 238,320 Total 1,869,972 2,271,306 As a general rule, ‘Unbilled revenues’ are billed within the three months following completion of the work being performed on the project. Nevertheless, given the highly-tailored characteristics of some construction contracts, some projects may take longer to be billed due to specific billing milestones in the contracts. The total outstanding balances as of December 31, 2013 and 2012 are supported by contracts signed with such customers and do not include any receivables relating to customer claims. At the end of 2013 and the 2012 there were no balances with related parties (see Note 33.2). 15.2. 5.2. The fair value of Clients and other receivable accounts does not differ significantly from its carrying value.

88 Consolidated financial statements Annual Report 2013 | ABENGOA 02 15.3. 5.3. The list of Clients and Other Accounts Receivable according to foreign currency as at December 31, 2013 and 2012 are as follows: Balance as of 12.31.13 Balance as of 12.31.12 Currency Algerian dinar 11,219 18,548 Dirhams (Morocco) 16,926 16,980 American dollar 259,751 169,211 New peruvian sol 25,883 59,931 Argentinian peso 9,988 11,278 Chilean peso 38,217 28,814 Mexican peso 78,155 85,171 Uruguayan peso 17,125 12,864 Brazilian real 56,344 109,984 Indian rupee 8,546 5,313 Chinese yuan 28,904 9,174 Polish zloty 13,685 1,278 Others 65,631 27,663 Total 630,37 630,374 556,209 15.4. 5.4. The following table shows the maturity detail of trade receivables as of December 31, 2013 and 2012: Balance as of 12.31.13 Balance as of 12.31.12 Maturity Up to 3 months 409,744 941,048 Between 3 and 6 months 43,305 49,271 Over 6 months 113,881 74,519 Total 566,930 1,064,838 15.5. 5.5. The credit quality of outstanding Trade receivables, that are neither past due nor impaired, may be assessed under the following categories: Balance as of 12.31.13 Balance as of 12.31.12 Categori Categories es Trade receivables subjet to non-recourse factoring by the bank 217,318 728,301 Trade receivables subject to recourse factoring by the bank - 5,486 Trade receivables covered by credit insurance 2,276 21,805 Trade receivables in cash or by transfer 208,996 131,997 Trade receivables UTE/Public Entities/Other accounts 138,340 177,249 Total trade receivables 566,930 1,064,838

89 Consolidated financial statements Annual Report 2013 | ABENGOA 02 15.6. 5.6. The movement in the bad debt provision for 2013 and 2012 is the following: Balance as of 12.31.13 Balance as of 12 12.31.12 .31.12 Initial Balance (46,086) (29,077) Provision for receivables impairment (31,680) (22,301) Receivables written off during the year as uncollectible 533 (633) Reversal of unused amounts 7,235 6,506 Change in consolidation 2,218 - Reclassifications and other movements 3,733 (581) Total (64,047) (46,086) The most significant variations in 2013 are primarily due to recognition of doubtful trade loans with debtor balances that mostly correspond to public clients in Spain and abroad, against whom the corresponding claims have been made for the amounts owing from various construction projects, supported by the company’s formal procedures, depending on each case. Given the uncertainty in relation to the future recoverability of these loans, due to various factors but most of which are beyond the company’s control, it has been decided to make the corresponding provision. Once the process has been definitively resolved, and in the event that it is favorable for the company, the corresponding provision will be reversed against the “Reversal of unused amounts” heading. The most significant variations for the year 2012 are due to the recognition of doubtful trade receivables mainly related to water infrastructure projects as well as other minor engineering and construction projects. 15.7. 5.7. The Company maintains a number of non-recourse factoring lines of credit. The Company enters into these factoring agreements with certain financial institution by selling the Company’s credit rights in certain commercial contracts. The factoring agreements are entered into on a non-recourse basis, meaning that the financial institutions undertake the credit risk associated with the Company’s customers. The Company is responsible for the existence and legitimacy of the credit rights being sold to the financial institutions. Credit rights from recurring customers or with terms of up to one year are supported by annual revolving factoring lines of credit. Credit rights from non-recurring customers or with terms longer than a year are supported with global transfer agreements commencing on the date when the underlying commercial contract comes into force and expiring when the contracted works are completed. At the end of the 2013 financial year, approximately €285 million (€360 million in 2012) were factored and derecognized pursuant to the provisions of IAS39. The finance cost in the 2013 fiscal year derived from factoring operations amounted to €17 million (€24 million in 2012). 15.8. 5.8. Furthermore, as of December 31, 2013 collections amounted to €298 million (€196 million in 2012), related to a construction contract for a combined cycle plant in Mexico with a transfer agreement of the non-recourse collection rights signed with a financial institution under the ‘Pidiregas’ deferred financing scheme, in which a financial institution provides the funds required to construct the project until the provisional handover of the plant, when the amount of the contract is paid directly by the client to the financial institution. Consequently, Abengoa is being paid as the construction milestones are completed. The financial expense associated with this scheme in 2013 amounted to €12 million (€20 million in 2012).

90 Consolidated financial statements Annual Report 2013 | ABENGOA 02 15. 5. 5.9. The breakdown of Tax receivables as of December 31, 2013 and 2012 is as follows: Balance as of 12.31.13 Balance as of 12.31.12 Ite Item Income and other taxes receivable 387,924 406,916 Social Security debtors 436 439 VAT charged 171,047 141,715 Witholdings tax and income tax advance 81,160 71,964 Total tax receivables 640,567 621,034 15. 5. 5.10 10 10.The following table shows a breakdown of financial accounts receivable as of December 31, 2013 and 2012: Balance as of 12.31.13 Balance as of 12.31.12 Description Loans 570,321 289,843 Fixed-term deposits and down payments and lease deposits 97,934 116,677 Other financial assets 5,928 28 Total non non-current portion 674,183 406,548 Loans 159,513 24,347 Fixed-term deposits and down payments and lease deposits 741,605 856,029 Total current portion 901,118 880,376 This heading includes the loans and other accounts receivable considered as non-derivative financial assets not listed in an active market, with a maturity period of less than twelve months (current assets) or exceeding that period (non-current assets). The market value of these assets does not differ significantly from their carrying amount. Current and non-current loans for an amount of €730 million in 2013 (€314 million in 2012), mainly includes the convertible loan and credit note received in the sale of Befesa (see Note 7.1) amounting €225 million, an account receivable of €141.8 million resulting from a favorable resolution from the Court of Arbitration of the International Chamber of Commerce in relation with the arbitration against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (see Note 15.11), loans with associates amounting to €168 million, as well as credits with local administrations. Current and non-current fixed-term and deposits for an amount of €840 million (€973 million in 2012) includes primarily restricted investments in fixed-income securities and bank deposits. Other financial assets include other receivable amounts considered as non-derivative financial assets not listed in an active market, which are not classified in any of the other categories.

91 Consolidated financial statements Annual Report 2013 | ABENGOA 02 15.11. 5.11. In November 2011, two related arbitration proceedings were concluded in our favor in the International Court of Arbitration of the International Chamber of Commerce with seat in New York, United States. Our subsidiary ASA Bioenergy Holding A.G. (‘ASA’) was awarded favorably in relation to demands for certain breaches of contract by Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (the ‘Adriano‘ Defendants). In each of the procedings, Adriano filed various counterclaims which were appropriately answered by us. Both arbitration proceedings were decided in ASA’s favor, in October 2012, when we received confirmation from the International Chamber of Arbitration in the approximate total amount of USD 118.3 million plus accrued interest. Adriano Defendants presented motions to vacate such arbitral awards in the ordinary courts of New York City, which was in turn decided in our favor, with full confirmation on the validity of the two awards in first instance. As a result, the Defendants appealed in the Second Circuit Court in New York. The appeal hearing took place in New York in December 2013. On January, 2014 the Second Circuit Court has decided again in favor of ASA. The last action that Adriano can take is to appeal to the Supreme Tribunal, which has remote chances of success, in the Directors opinion. In addition, the Company has started the actions to recognition of the awards in Brazil. The resolution of the Second Circuit Court provides additional evidence of the existence of an account receivable as of December 31, 2013. As a result, an income and an account receivable have been recorded as of that date for an amount of € 142 million. Note 16. 16.- Inventories 16.1 16.1. Inventories as of December 31, 2013 and 2012 were as follows: Balance as of 12.31.13 Balance as of 12.31.12 Item Goods for sale 15,817 39,676 Raw materials and other supplies 112,657 147,499 Work in progress and semi-finished products 1,160 3,940 Projects in progress 58,588 50,856 Finished products 64,582 103,218 Advance Payments to suppliers 78,177 81,637 Total 330,981 426,826 Inventories for entities located outside Spain were €219,447 thousand (€249,233 thousand in 2012). 16.2. There are no restrictions on the availability of inventories, with the exception of guarantees provided for construction projects in the normal course of business, which are released as the contractual milestones of the project are achieved. Note 17. 17.- Cash and cash equivalents The following table sets out the detail of Cash and cash equivalents at December 31, 2013 and 2012: Balance as of 12.31.13 Balance as of 12.31.1 12.31.12 Item Cash at bank and on hand 1,630,597 1,625,195 Bank deposit 1,321,086 787,989 Total 2,951,683 2,413,184

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The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

Currency	12.31.13 Domestic companies	12.31.13 Non-domestic companies	12.31.12 Domestic companies	12.31.12 Non-domestic companies
Euro	934,785	220,265	639,055	154,258
US dollar	641,729	767,361	404,870	537,019
Swiss franc	592	59	2,541	70
Sterling pound	3	4	1,158	71
Argentinian peso	-	9,061	-	5,220
Peruvian sol	7	58,380	490	15,427
Algerian dinar	525	42,026	-	22,724
Brazilian real	-	222,167	10	521,927
South african rand	37	27,583	344	78,443
Others	7,000	20,099	3,543	26,014
Total	1,584,678	1,367,005	1,052,011	1,361,173

Note 18.- Shareholders' equity

18.1. Share capital

As of December 31, 2013 the share capital amounts to €91,856,888.71 represented by two distinct classes of 825,562,690 shares completely subscribed and disbursed:

- 84,445,719 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights ('Class A Shares').
- 741,116,971 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which afford its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company's by laws ('Class B Shares' and, together with class A shares, 'Shares with Voting Rights').

On October 17, 2013, we carried out a capital increase of 250,000,000 Class B shares and on October 29, 2013 we issued, as a result of the exercise of the option to purchase additional shares to cover over-allotment by the underwriters of the capital increase, 37,500,000 additional Class B shares ('greenshoe' option). The shares were offered at a price of €1.80 per share, for total gross proceeds, including shares sold pursuant to the greenshoe option, of €517.5 million.

With the net proceeds of the capital increase, the Company has repair in 2013 and intends to repay some of its corporate debt with maturities in 2014, totaling approximately €347 million including: (a) the first installment due under the Official Credit Institute Loan (€50 million); (b) the entirety of the EIB R&D&i 2007 Credit Facility and the EIB 2007 Credit Facility (€109 million); (c) installments due under the Swedish Export Buyer Credit Agreement and the Second Swedish Credit Agreement (€127 million); (d) and certain corporate loans of some of our subsidiaries (€37 million). The remaining part of the issue will be held for additional financial flexibility. The capital increase will strengthen the company's balance sheet, reinforcing and optimizing its capital structure, as well as diversifying its sources of financing by providing access to the US capital markets.

Moreover, the controlling shareholder, Inversión Corporativa IC, S.A., has subscribed 35,000,000 shares with an investment of €63 million, so that following the capital increase the Inversión Corporativa group holds a 57.79% shareholding. As part of the capital increase, the company and Inversión Corporativa IC, S.A. agreed a lock-up clause for a period of 180 days under the standard terms for these types of transactions.

93 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Class A and B shares are listed on the Madrid and Barcelona Stock Exchange and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. The Company presents mandatory financial information on a quarterly and semiannual basis. The new class B shares issued in the capital increased in 2013, are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares (with five Class B shares exchangeable for one American Depositary Share). In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages and the information received from relevant parties, shareholders with a significant holding as of December 31, 2013 are as follows: Shareholders Share % Inversión Corporativa IC, S.A. (*) 51.60 Finarpisa, S.A. (*) 6.19 (*) Inversión Corporativa Group. On September 30, 2012, the Extraordinary General Shareholders’ Meeting approved a capital increase of 430,450,152 class B shares with a nominal value of €0.01per share, charged to our freely available reserves, which have been distributed for no consideration to all existing shareholders on the basis of four class B shares for each class A share or class B share which they hold (‘the Capital increase’). Consequently, this capital increase did not cause any dilution or concentration with respect to the shareholders previous ownership. The General Shareholders’ Meeting approved a right of voluntary conversion for the class A shareholders to convert their class A shares with a nominal value of 1 Euro into class B shares with a nominal value of 0.01 Euros during pre-set windows until December 31, 2017. Following the exercise of this right, after each conversion window, a capital reduction has taken place and will take place, by reducing the par value of a number of converted class A shares to by 0.99 euros per share, with a credit to restricted reserves. In the context of the Capital increase, Inversión Corporativa IC, S.A. (‘Inversión’) has agreed to (i) limit its voting rights to the 56% of the total voting rights of Class A shares and to guarantee (ii) that the percentage of voting shares held by Inversión Corporativa (whether they are class A shares or class B ordinary shares) over the total shares of the Company shall at no time be lower than one fourth of the percentage of voting rights that those shares provide to Inversión Corporativa, with respect to its total voting rights in the Company, meaning that its voting rights may not exceed four times its economic rights. Should that threshold be exceeded, Inversión Corporativa will transfer class A ordinary shares, or convert class A shares into class B shares, in such number as may be necessary to maintain such proportion. During 2013 four capital conversions took place, through wich 1,173,788 Class A shares were converted into class B shares, which has resulted in a reduction of capital of €1,162 thousand. Since the approval by the General Shareholder’s Meeting (September 30, 2012) of the afore-mentioned voluntary conversion light conversion right of class A shares into class B shares, eight capital conversions have taken place after eight conversion windows periods; the last one has finalized on January 15, 2014. After such capital conversions the share capital as of January 27, 2014 after the end of the eighth conversion period amounts to €91,223,623.33 represented by two distinct classes of 825,562,690 shares completely subscribed and disbursed: 83,806,057 class A shares and 741,756,633 class B shares. The General Shareholders’ meeting held on April 7, 2013 approved a dividend of €0.072 per share, which totals €38,741 thousand, compared to €37,664 thousand in the previous year. On April 9, 2013 the dividend was paid.

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18.2. Parent company reserves

The following table shows the amounts and movements of the Parent Company Reserves in 2013 and 2012:

	Balance as of 12.31.12	Distribution of 2011 profits	Capital increase	Other movements	Balance as of 12.31.13
Share premium	388,752	-	514,625	-	903,377
Revaluation reserve	3,679	-	-	-	3,679
Other reserves of the parent company:					
- Unrestricted reserves	219,426	70,390	(16,865)	(84,173)	188,778
- Legal reserves	16,549	6,365	1,162	-	24,076
Total	628,406	76,755	498,922	(84,173)	1,119,910

	Balance as of 12.31.11	Distribution of 2010 profits	Capital increase	Other movements	Balance as of 12.31.11
Share premium	388,752	-	-	-	388,752
Revaluation reserve	3,679	-	-	-	3,679
Other reserves of the parent company:					
- Unrestricted reserves	202,178	26,595	(4,305)	(5,042)	219,426
- Legal reserves	4,607	7,140	4,802	-	16,549
Total	599,216	33,735	497	(5,042)	628,406

The amount corresponding to 'Other movements' for 2013 and 2012 is mainly part of operations carried out with treasury shares.

The Legal Reserve is created in accordance with Article 274 the Spanish Corporate Law (Ley de Sociedades de Capital), which states that in all cases an amount of at least 10% of the earnings for the period will be allocated to this reserve until at least 20% of the share capital is achieved and maintained. The Legal Reserve may not be distributed and, if used to compensate losses in the event that there are no other reserves available to do so, it should be replenished from future profits.

On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19.

As of December 31, 2013 treasury stock amounted to 40,009,307 shares (14,681,667 shares in 2012), which 5,382,896 are class A shares and 34,626,411 are class B shares.

Regarding the operations carried out during the year, the number of treasury stock purchased amounted to 8,125,581 class A shares and 62,025,632 class B shares and treasury stock transferred amounted to 5,681,820 class A shares and 39,141,753 class B shares, with a net result of €-89,612 thousand recognized in equity (€-961 thousand in 2012).

95 Consolidated financial statements Annual Report 2013 | ABENGOA 02 The proposed distribution of 2013 profits of the Parent Company: Balance as of 12.31.13 Distribution Legal reserve 343 Unrestricted reserves 102,040 Dividends 91,637 Total 194,020 The proposed distribution of 2013 profits involves the payment of €0.111 per share in 2014. The Company paid a dividend of €0.072 per share in 2013. 18.3. Other reserves Other reserves include the impact of the valuation of derivative instruments and available for sale investments at the end of the year. The following table shows the balances and movements of Other reserves by item for 2013 and 2012: Hedging reserves Available Available-for for- sale financial assets reserves Total Balance as of December 31, 2012 (282,600) 2,334 (280,266) - Gains/ (losses) on fair value for the year 89,584 (616) 88,968 - Transfer to the Consolidated Income Statement 88,924 - 88,924 - Tax effect (53,385) 1,595 (51,790) - Transfers between other reserves and retained earnings (6,292) - (6,292) Balance as of December 31, 2013 (163,769) 3,313 (160,456) Hedging reserves Available Available-for for- sale financial assets reserves Total Balance as of December 31, 2011 (180,034) 644 (179,390) - Gains/ (losses) on fair value for the year (237,614) 1,440 (236,174) - Transfer to the Consolidated Income Statement 96,172 - 96,172 - Tax effect 38,876 341 39,217 - Transfers between other reserves and retained earnings - (91) (91) Balance as o of December 31, 2012 f (282,600) 2,334 (280,266) For further information on hedging activities, see Note 14.

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18.4. Accumulated currency translation differences

The amount of accumulated currency translation differences for fully and proportionally consolidated companies and associates at the end of 2013 and 2012 is as follows:

	Balance as of 12.31.13	Balance as of 12.31.12
Currency translation differences:		
- Fully and proportionally consolidated companies	(545,950)	(153,246)
- Associates	(36,885)	(14,134)
Total	**(582,835)**	**(167,380)**

The decrease in the accumulated currency translation differences is mainly due to the depreciation of the Brazilian Real against the Euro.

18.5. Retained earnings

The breakdown and movement of Retained earnings during the 2013 and 2012 fiscal years are as follows:

	Balance as of 12.31.12	Dist. of 2012 profit	2013 profit	Other movements	Balance as of 12.31.13
Reserves in full & proportionate consolidated entities	772,943	(77,687)	-	40,169	735,425
Reserves in equity method investments	18,938	17,561	-	(20,991)	15,508
Parent company dividends and reserves	-	115,496	-	(115,496)	-
Total reserves	**791,881**	**55,370**	**-**	**(96,318)**	**750,933**
Consolidated profits for the year	94,020	(94,020)	110,324	-	110,324
Profit attributable to non-controlling interest	(38,650)	38,650	(8,879)	-	(8,879)
Profit attributable to the parent company	**55,370**	**(55,370)**	**101,445**	**-**	**101,445**
Total retained earnings	**847,251**	**-**	**101,445**	**(96,318)**	**852,378**

	Balance as of 12.31.11	Dist. of 2011 profit	2012 profit	Other movements	Balance as of 12.31.12
Reserves in full & proportionate consolidated entities	491,110	298,771	-	(16,938)	772,943
Reserves in equity method investments	17,323	3,975	-	(2,360)	18,938
Parent company dividends and reserves	-	71,399	-	(71,399)	-
Total reserves	**508,433**	**374,145**	**-**	**(90,697)**	**791,881**
Consolidated profits for the year	395,482	(395,482)	94,020	-	94,020
Profit attributable to non-controlling interest	(21,337)	21,337	(38,650)	-	(38,650)
Profit attributable to the parent company	**374,145**	**(374,145)**	**55,370**	**-**	**55,370**
Total retained earnings	**882,578**	**-**	**55,370**	**(90,697)**	**847,251**

Amounts included under 'Other movements' mainly refer to the acquisition of various non-controlling interests, the effects of which is recorded in net equity as required by the revised IFRS 3.

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The Reserves in full and proportionate consolidated entities and equity method investments are as follows:

	Balance as of 12.31.13		Balance as of 12.31.12	
Business unit	F.C/P.C	E.M.	F.C/P.C	E.M.
Engineering and construction	727,792	9,164	571,151	46,366
Concession-type infraestructure	173,800	6,976	128,205	(33,378)
Industrial production	(166,167)	(632)	73,587	5,950
Total	735,425	15,508	772,943	18,938

Note 19.- Non-recourse financing (project financing)

As indicated in Note 2.2, there are certain entities within the Group for which, in general, the main commercial purpose is the long-term development of integrated products which are financed through non-recourse project finance. This note outlines the non-recourse financing linked to the assets included in Note 10 of these Consolidated Financial Statements.

Non-recourse financing is generally used for constructing and/or acquiring an asset, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared to corporate financing, non-recourse financing has certain key advantages, including a greater leverage period permitted and a clearly defined risk profile.

19.1. The balances and movements for 2013 and 2012 of non-recourse financing are set out in the table below:

	Non-recourse financing - long term	Non-recourse financing - short term	Total
Balance as of 12.31.12	4,678,993	577,779	5,256,772
Increases	1,666,324	164,506	1,830,830
Decreases (reimbursement)	(477,684)	(476,417)	(954,101)
Currency translation differences	(285,264)	(63,015)	(348,279)
Changes in consolidation and reclassifications	153,782	381,946	535,728
Balance as of 12.31.13	5,736,151	584,799	6,320,950

The increase in 2013 was mainly due to the consolidation of Arizona Solar One (see Notes 2.1.1 and 6.3) by € 809 million and to new drawnings related to transmission lines projects (€ 605 million). In addition, the Company obtained new financing for the cogeneration plant in Tabasco, Mexico (€566 million). There were also new drawnings for thermosolar projects (€ 366 million), mainly Solaben 1 and 6 (€ 200 million).

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Additionally, the Company has repaid € 377 million corresponding to the existing debt of the cogeneration plant in Tabasco, Mexico, which has been replaced by a new financing as referred to above. Furthermore, there have been repayments of debt related to thermosolar projects (- € 175 million) and transmission lines (- € 122 million). Non-recourse financing also decreased due to the sale of Befesa (- €369 million), to the classification of Qingdao as held for sale (- € 106 million) and to translation differences (- €348 million) mainly caused by the depreciation of brazilian real with respect to the euro.

	Non-recourse financing - long term	Non-recourse financing - short term	Total
Balance as of 12.31.11	4,982,975	407,135	5,390,110
Increases	780,859	62,311	843,170
Decreases (reimbursement)	(18,878)	(155,894)	(174,772)
Currency translation differences	(150,735)	(32,826)	(183,561)
Changes in consolidation and reclassifications	(915,228)	297,053	(618,175)
Balance as of 12.31.12	**4,678,993**	**577,779**	**5,256,772**

During 2012 the increase in non-recourse financing was mainly due to drawings in relation to transmission lines amounting to €549 million. In addition, €217 million were drawn in relation with new solar projetcs and €48 million in relation to the co-generation project in Tabasco, Mexico. On the other hand, non-recourse financing decreased due to de-consolidation of companies resulting from the initial application of IFRS10 and 11 as of January 1, 2012 (€635 million) and due to translation differences (€-184 million decrease) mainly caused by the depreciation of Brazilian real with respect to the euro.

19.2. Within the assets on the Consolidated Statement of Financial Position and under the Cash and Cash equivalent and Financial Receivables (Current and non-current) headings, there are debt service reserve accounts in the amount of €156 million relating to project finance in 2013 (€192 million in 2012).

19.3. Appendix IX of this consolidated report details the Project companies as of the end of 2013 which are financed by Non-recourse project finance.

19.4. The repayment schedule for Non-recourse project financing, at the end of 2013 is as follows and is consistent the projected cash flows of the related projects.

2014	2015	2016	2017	2018	Subsequents years
584,799	653,369	596,008	290,075	452,199	3,744,500

Included within the amounts repayable there are balances relating to operations financed through non-recourse bridge loans (see Note 19.6) which will be repaid upon granting long-term non-recourse project financing.

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19.5. Non-recourse financing projects entered into in 2013 and 2012 (in Millions of Euros) is as follows:

Project	Year	Country	Amount committed	Amount drawn
Palmatir, S.A.	2013	Uruguay	84	43
Solaben Electricidad Uno y Seis	2013	España	200	200
Abengoa Transmisión Norte S.A. (ATN)	2013	Perú	83	83
ATE XIII, Norte Brasil Transmissora de Energia S.A.	2013	Brasil	70	70
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	2013	México	512	497
Total year 2013			**949**	**893**
Befesa Desalination Developments Ghana Limited	2012	Ghana	67	-
Kaxu Solar One (Pty) Ltd. (*)	2012	Sudáfrica	488	45
Khi Solar One (Pty) Ltd. (*)	2012	Sudáfrica	218	43
Transmisora Baquedano, S.A.	2012	Chile	30	-
Transmisora Mejillones S.A.	2012	Chile	26	-
ATE XIII, Norte Brasil Transmissora de Energia S.A.	2012	Brasil	388	338
Abengoa Transmisión Norte S.A. (ATN)	2012	Perú	68	64
Total year 2012			**1,285**	**490**

(*) Project companies included in the consolidation group by the equity method after application of IFRS 10 and 11 effective from January 1, 2013 and retroactively applied until January 1, 2012.

19.6. Non-recourse project finance applied to projects also includes Non-Recourse Finance in Process. This relates to certain operations which are financed in a similar manner to non-recourse projects, generally by financial entities, and which are earmarked to be future development projects which typically will eventually be financed through non-recourse project finance. Receiving finance in process is in effect similar to receiving traditional customer prepayments during various early phases of construction of a project; Non-recourse finance in process varies slightly from traditional prepayments, however, in that it is not received from customers but from a financial entity. Such funding typically relates to transitional financing phases of a project (typically periods of less than 2-3 years) during the launch and construction phase of goods/projects which once completed and ready for operation become financed under the non-recourse project finance model (See Note 2.5).

However, if during the transitory period there is a risk of non-compliance with the debt repayment schedule necessary for the formalization of Project Finance (or of construction, which will ultimately require financing), this would be reclassified to elsewhere on the Consolidated Statement of Financial Position, depending upon the nature of the arrangement, typically being Loans with financial entities.

The table below lists projects with non-recourse financing in progress as of December 31, 2013 (amount in thousands of euros):

	ATN 3	ATE XVI Miracema	ATE XVII Milagres	ATE XVIII Estreito	Hospital Manaus	Cadonal
Project start date	June-13	March-13	March-13	March-13	April-13	December-12
Planned end date	August-16	August-16	May-16	January-16	March-15	March-15
Contract price (EPC)	83,528	390,667	92,889	83,711	145,235	77,858
ST financing start date	June-13	March-13	August-13	September-13	December-13	May-13
ST financing maturity date	June-15	July-15	August-15	September-15	June-15	May-15
Anticipated LT financing start date	June-15	July-15	July-15	March-15	June-14	April-14
LT financing duration	Up to 15 years	Up to 15.5 years	Up to 15 years	Up to 15 years	Up to 12 years	Up to 19.5 years
Total amount of LT financing (€ thousand)	72,633	340,759	52,993	52,377	109,067	64,643

100 Consolidated financial statements Annual Report 2013 | ABENGOA 02 19.7. Current and non-current loans with credit entities include amounts in foreign currencies for the total of €3,958,597 thousand (€2,722,189 thousand in 2012). The equivalent in euros of the most significant foreign-currency-denominated debts held by the Group is as follows: 12.31.13 12.31.12 Non Non-domestic companies Domestic companies Non Non-domestic companies Domestic companies Currency Krona (Sweden) - - 1,135 - Dinar (Algeria) 390,089 - 376,902 - Dollar (USA) 2,111,663 67,875 899,248 70,148 Peso (Chile) 4,767 - - - Peso (Uruguay) - - 36,784 - Real (Brazil) 1,384,203 - 1,231,727 - Yuan (China) - - 106,245 - Total 3,890,722 67,875 2,6 2,652,041 52,041 70,148 Note 20. 20.- Corporate financing 20.1. The breakdown of the corporate financing as of December 31, 2013 and 2012 is as follows: Balance as of 12.31.13 Balance as of 12.31.12 Non Non-current Credit facilities with financial entities 1,959,339 2,506,005 Notes and bonds 2,638,083 1,643,926 Finance lease liabilities 27,093 28,049 Other loans and borrowings 110,630 178,464 Total non non-current 4,735,145 4,356,444 Balance as of 12.31.13 Balance as of 12.31.12 Current Credit facilities with financial entities 636,733 536,052 Notes and bonds 256,443 30,881 Finance lease liabilities 12,945 11,885 Other loans and borrowings 13,143 11,566 Total current 919,264 590,384 Total corporate financing 5,654,409 4,946,828

101 Annual Report 2013 | ABENGOA
02 Consolidated financial statements

20.2. Credit facilities with financial entities

a) The amount of current and non-current credit facilities with financial entities as of December 31, 2013 includes debts denominated in foreign currencies in the amount of €278,511 thousand (€259,242 thousand in 2012).

The most significant amounts of debt in foreign currencies with financial entities is as follows:

Currency	12.31.13 Non-domestic companies	12.31.13 Domestic companies	12.31.12 Non-domestic companies	12.31.12 Domestic companies
Dollar (USA)	104,602	112,609	35,532	190
Franc (Switzerland)	-	-	-	99
Peso (Mexico)	15,642	-	19,730	-
Real (Brazil)	178	-	202,719	-
Rand (South Africa)	34,509	-	-	-
Rupee (Indian)	9,640	-	-	-
Sol (Peru)	793	-	491	-
Yuan (China)	538	-	481	-
Total	**165,902**	**112,609**	**258,953**	**289**

b) The following table shows a list of credit facilities with financial entities:

Loan details	Year granted	Granted amount	Outstanding	Expiry
Loan with Instituto de Crédito Oficial	2007	151,389	151,389	jul-16
Loan with the European Investment Bank (R&D&i)	2007	109,069	109,069	aug-14
Inabensa financing	2010-2013	407,204	318,960	2014-2020
Abener Energía S.A. financing	2010-2013	469,819	331,440	2014-2024
Forward Start Facility 2012	2012	1,663,210	1,421,797	jul-16
Other borrowings	Varios	263,417	263,417	Various
Total		**3,064,108**	**2,596,072**	

With the aim of minimizing the volatility in interest rates of financial operations, specific contracts are signed to hedge the possible variations that may occur (See Note 14).

The long-term syndicated financing loan was signed for the purposes of financing investments and general financing requirements of Abengoa, S.A. and all the companies of the group without non-recourse financing.

On April 27, 2012, the Company signed the refinancing and syndication of €1,566,210 thousand of its long term corporate debt. The refinancing was led by a group of national and international entities, which acted as arrangers and bookrunners for the transaction. On May 22, 2012 and according to the option included in the contract, the principal amount was increased by €47,000 thousand and on July 11, 2012 it was additionally increased by €50,000 thousand, so the refinancing amounted to 1,663,210 thousand. The refinancing was supported by 37 international financial institutions.As of December 31, 2013, borrowings under the 2013 Forward Start Facility amounted to €1,416,710 thousand.

On December 23, 2013 there was a repayment of the Forward Start Facility 2012 against the maturity of July 2014 for an amount of €246,500 thousand.

Interest rate applicable is Euribor plus a margin of 3.75% until January 20, 2013, 4.00% until January 2015 and 4.25% until July 20, 2016.

102 Consolidated financial statements Annual Report 2013 | ABENGOA 02 In addition, the bilateral loans with the Official Credit Institute (ICO) and the European Investment Bank (EIB) are aimed at financing specific investment programs, more notably overseas programs, as well as R&D&i programs. Furthermore, some subsidiaries of Abengoa S.A. undersigned long-term loans with various entities, including two financing agreements signed with a group of financing entities backed by an EKN (Swedish Export Credit Agency) guarantee to finance industrial machinery in various projects: To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a Corporate Net Debt/EBITDA financial ratio with the financial institutions. According to the financing agreements, the maximum limit of this ratio is 3.0 for the years 2012, 2013 and until December 30, 2014 and 2.5 starting December 31, 2014. As of December 31, 2013 and 2012, Corporate Net Debt/EBITDA financial ratio was 1.69 and 1.80 respectively, according to the conditions of the financing agreements. c) As of December 31, 2013 the debt repayment calendar was as set out in the following table: Subsequent years 2014 2015 2016 2017 2018 Total FSF 2012 240,881 505,114 675,802 - - - 1,421,797 EIB financing 109,069 - - - - - 109,069 ICO financing 51,476 49,942 49,971 - - - 151,389 Abener Energia SA financing 73,998 61,749 41,837 34,795 46,361 72,700 331,440 Instalaciones Inabensa SA financing 70,918 59,699 55,098 54,519 52,048 26,678 318,960 Remaining loans and credits 90,391 30,529 10,127 18,320 9,222 104,828 263,417 Total 636,733 707,033 832,835 107,634 107,631 204,206 2,596,072 The exposure of the Group to movements in interest rates and the dates at which prices are revised is specified in Note 4 on the management of financial risks. Corporate financing is mainly based in variable interest rates, as such its fair value is close to its book value. The fair value is based on discounted cash flows, applying a discount rate being that of the thirdparty loan. d) The balance of interest payable is €39,664 thousand as of 2013 (€17,890 thousand in 2012) and is included under ‘Shortterm borrowings’. e) Real estate pledged against mortgages corporate financing as of December 31, 2013 is not significant. f) The average interest rates associated with the debt facilities reflect normal levels in each of the regions and areas in which the facility was agreed upon. g) The average cost of total financing during 2013 was 7.1%. 20.3. Notes and bonds The table below shows the maturities of the existing notes as of December 31, 2013: 2014 2015 2016 2017 2018 2019 2020 Convertible notes Abengoa 100,100 - - 250,000 - 400,000 - Ordinary notes Abengoa - 300,000 500,000 472,246 550,000 - 326,940 Euro-Commercial Paper Programme (ECP) (*) 104,912 - - - - - - Total 205,0 205,012 12 300,000 500,000 722,246 550,000 400,000 326,940 (*) With possibility of renewal

103 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Convertible notes 2014 On July 24, 2009, Abengoa, S.A. issued Convertible Notes, convertible into ordinary shares, to qualified investors and institutions in Europe for the amount of €200 million. On January 17, 2013, Abengoa, S.A. repurchased a nominal amount of €99.9 for a purchase price of €108.8 million. The terms and conditions of the issuance are currently as follows: a) The nominal amount of the notes is one hundred million and one hundred thousand Euros (€100.1 million) with maturity set at five (5) years. b) The Notes accrue a fixed annual interest of 6.875% payable semiannually. c) The 2014 Convertible Notes are convertible into fully paid class A shares or class B shares of Abengoa, subject to certain liquidity conditions, credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was initially set at €21.12 per ordinary share of Abengoa and was adjusted to €20.84 per share in July 2012 following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). In October 2012, the conversion price was adjusted to €4.17 per share of Abengoa due to the distribution of class B shares as approved by the Extraordinary General Shareholders’ Meeting held on September 30, 2012. Additionally, the conversion price has been adjusted to €3.81 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013. d) Pursuant to the Terms and Conditions, in the event that investors decide to exercise their right of conversion, the Company may decide to settle the issuance entirely in shares, in cash or in a combination of shares and cash. As described in Note 2.19.1 in Significant accounting policies, in accordance with IAS 32 and 39 and the Terms and Conditions of the issuance, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bonds are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. This happens with 2014, 2017 and 2019 convertible bonds. The carrying value amount of the liability component of this note at December 31, 2013 amounted to 96,183 thousand (€178,720 thousand at December 31, 2012, corresponding to a nominal amount of €200 million). At December 31, 2013, the fair value of the derivative liability embedded in the convertible bond is €984 thousand, while its fair value as of December 31, 2012 amounted to €21,313 thousand. The decrease in fair value has been recorded as an income amounting to €9,672 thousand in ‘Other net finance income/expense’ in the Consolidated Income Statement for the year ended December 31, 2013 (10,656 thousand in 2012), see Note 30.3. Additionally, a net loss of €4,815 thousand was recorded due to the partial repayment of the convertible notes due 2013, the repayment resulted in an income of €7,212 thousand due to the fair value measurement of the cancelled embedded derivative component and a loss of €12,027 thousand due to the difference between the amount paid and the cancelled components of the liability. The key data for the valuation model were the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set out in the table below: 12.31.2013 12.31.2012 ‘Spot Abengoa’ Price (euros) 2,18 2.34 ‘Strike’ Price (euros) 3.81 4.17 Maturity 07/24/2014 07/24/2014 Volatility 40% 65% Number of shares 52,493,438 47,961,631

104 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Furthermore, in order to partially hedge the derivatives embedded in the notes convertible, during the years 2011 and 2010 the Company purchased two call options over 7,000,000 Abengoa’s own shares with a strike price of €21.125 per share, maturing on July 24, 2014 (over 35,000,000 Abengoa’s shares with a strike price of €4.22 after the distribution of class B. shares approved by the Extraordinary General Meeting held on September 30, 2012). These options hedge around 67% of the notes in the event of conversion. The fair value of the options at December 31, 2012, calculated using the Black-Scholes model, was €4,714 thousand, while the fair value was €419 thousand at December 31, 2013. The decrease in fair value has been recorded as a finance expense amounting to €4,295 thousand recorded in ‘Other net finance income/expense’ in the Consolidated Income Statement (an expense of €15,320 thousand in 2012), see Note 30.3. As of December 31, 2013 the listed price of these bonds was 102.006%. The key data for the valuation model included the share price, the estimated profitability of the dividend, the envisaged life of maturity, an interest rate and underlying volatility as set forth in the table below: 12.31.2013 12.31.2012 ‘Spot Abengoa’ Price (euros) 2,18 2.34 ‘Strike’ Price (euros) 4.22 4.22 Maturity 07/24/2014 07/24/2014 Volatility 47% 51% Number of shares 35,000,000 35,000,000 Convertible notes 2017 On February 3, 2010, Abengoa, S.A. issued Convertible Notes, convertible into ordinary shares, to qualified investors and institutions for the amount of €250 million. The terms and conditions of the issuance are currently as follows: a) The Notes were issued for two hundred million Euros (€250 million) with maturity set at seven (7) years. b) The Notes accrue a fixed annual interest of 4.5% payable semiannually. c) The 2017 Convertible Notes are convertible into fully paid class A shares or class B shares of Abengoa, subject to certain liquidity conditions, credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was initially set at €30.27 per ordinary share of Abengoa and was adjusted to €29.87 per share in July 2012 following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). In October 2012, the conversion price was adjusted to €5.97 per share of Abengoa due to the distribution of class B shares as approved by the Extraordinary General Shareholders’ Meeting held on September 30, 2012. Additionally, the conversion price has been adjusted to €5.45 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013. d) Pursuant to the Terms and Conditions, in the event that investors decide to exercise their right of conversion, the Company may decide to settle the issuance entirely in shares, in cash or in a combination of shares and cash. The carrying value amount of the liability component of this bond at December 31, 2013 amounted to 203,422 thousand (€191,516 thousand at December 31, 2012). Additionally, at December 31, 2013, the fair value of the derivative liability embedded in the convertible bond is €2,887 thousand, while its fair value as of December 31, 2012 amounted to €39,306 thousand. The decrease in fair value has been recorded as an income amounting to €36,419 thousand in ‘Other net finance income/expense’ in the Consolidated Income Statement for the year ended December 31, 2012 (€16,885 thousand in 2012), see Note 30.3.

105 Consolidated financial statements Annual Report 2013 | ABENGOA 02 The key data for the valuation model included the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below: 12.31.2013 12.31.2012 ‘Spot Abengoa’ Price (euros) 2,18 2.34 ‘Strike’ Price (euros) 5.45 5.97 Maturity 02/03/2017 02/03/2017 Volatility 39% 65% Number of shares 45,871,560 41,876,047 Furthermore, in order to partially hedge the derivatives embedded in the notes convertible, during the years 2011 and 2010 the Company purchased two call options over 7,100,000 Abengoa’s own shares with a strike price of €30.27 per share, maturing on February 3, 2017 (over 35,500,000 Abengoa’s own shares with a strike price of €6.05 after the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012). These options hedge around 76% of the notes in the event of conversion. The fair value of the options at December 31, 2012, calculated using the Black-Scholes model, was €4,065 thousand, while the fair value was €2,322 thousand at December 31, 2013. The decrease in fair value has been recorded as a finance expense amounting to €1,743 thousand recorded in ‘Other net finance income/expense’ in the Consolidated Income Statement (€17,139 thousand in 2012), see Note 30.3. As of December 31, 2013 the listed price of these bonds was 100.453%. The key data for the valuation model included the share price, the estimated profitability of the dividend an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below: 12.31.2013 12.31.2012 ‘Spot Abengoa’ Price (euros) 2,18 2.34 ‘Strike’ Price (euros) 6.05 6.05 Maturity 02/03/2017 02/03/2017 Volatility 43% 43% Number of shares 35,500,000 35,500,000 On February 3, 2015, holders of the 2017 Convertible Notes will have the right to require Abengoa to redeem the 2017 Convertible Notes at the principal amount together with accrued and unpaid interest to such date. Convertible notes 2019 On January 17, 2013, Abengoa, S.A. issued €400 million aggregate principal amount among qualified and institutional investors of 6.25% convertible notes due 2019 (the ‘2019 Convertible Notes’). The notes are convertible into class B shares. In summary, the final terms and conditions of the issuance are as follows: a) The Notes were issued for four hundred million Euros (€400 million) with maturity set at six (6) years. b) The Notes accrue a fixed annual interest of 6.25% payable semiannually. c) The Notes are convertible, at the option of noteholders into fully paid class B shares. d) In the event that investors decide to exercise their right of conversion, the Company may decide to repay the notes in shares, cash or a combination of cash and shares. e) The 2019 Convertible Notes are convertible into class B shares of the Parent Guarantor credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The initial conversion price is three Euros and twenty-seven cents of a Euro (€3.27) for each class B share of the Company. The conversion price has been adjusted to €3.04 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013. The carrying value of the liability component of the notes at December 31, 2013 amounts to €309,249 thousand.

106 Consolidated financial statements Annual Report 2013 | ABENGOA 02 At December 31, 2013, the fair value of the derivative liability embedded in the convertible note is €62,894 thousand, while its initial valuation generated in the issuance of the convertible notes amounted to €91,244 thousand. The decrease in fair value has been recorded as income amounting to €28,350 thousand in ‘Other finance income’ in the Consolidated Income Statement for the year ended December 31, 2013. As of December 31, 2013 the listed price of these bonds was 101.509%. The key data for the valuation model included the share price, the estimated profitability of the dividend an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below: 12.31.2013 ‘Spot Abengoa’ Price (euros) 2,18 ‘Strike’ Price (euros) 3.04 Maturity 17/01/2019 Volatility 37% Number of shares 131,578,947 Ordinary notes Abengoa 2015 On December 1, 2009, Abengoa S.A. issued ordinary Notes for the amount of €300 million. In summary, the final terms and conditions of the issuance are as follows: a) The Notes were issued for three hundred million Euros (€300 million) with maturity set at five (5) years. b) These Notes will accrue a fixed annual interest of 9.625% payable semiannually. c) These Notes are jointly guaranteed by some subsidiaries of the group. As of December 31, 2013 the listed price of these bonds was 107.125%. Ordinary notes Abengoa 2016 On March 31, 2010, Abengoa S.A. issued ordinary Notes to qualified investors and institutions in Europe for the amount of €500 million. In summary, the final terms and conditions of the issuance are as follows: a) The Notes were issued for five hundred million Euros (€500 million) with maturity set at six (6) years. b) The fixed annual payable twice-yearly interest on the Notes is 8.50% annually. c) The notes are guaranteed jointly by certain subsidiaries of the group. As of December 31, 2013 the listed price of these bonds was 108.375%. Ordinary notes Abengoa 2017 On October 19, 2010, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued an ordinary bonds for USD 650 million among qualified and institutional investors in accordance with Rule 144A of the Securities Act of 1933 and subsequent amendments thereto. In summary, the terms and conditions of the issue that were established definitively are: a) The bond issue is for an amount of six hundred and fifty million United States dollars (USD 650 million) and matures at seven (7) years. b) The notes will accrue fixed annual interest of 8.875%, payable every six months. c) The notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries. As of December 31, 2013 the listed price of these bonds was 107.938%.

107 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Ordinary notes Abengoa 2018 On February 5, 2013, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued Ordinary Notes to qualified and institutional investors for €250 million. On October 3, 2013, Abengoa Finance, S.A.U. issued €250 million of additional and fungible notes, at a price of 100.25%, which is equivalent to a yield of 8.799%. Furthermore, on November 5, 2013, Abengoa Finance, S.A.U. issued €50 million of additional and fungible notes, at a price of 105.25%, which is equivalent to a yield of 7.408%. The terms and conditions of the issuance are as follows: a) The aggregate nominal amount of the Notes is five hundred and fifty million Euros (€550 million) with maturity set in February 5, 2018. b) The Notes accrue a fixed annual interest of 8.875% payable semiannually. c) The notes are guaranteed jointly by certain subsidiaries of the group. As of December 31, 2013 the listed price of these bonds was 108.125%. Ordinary notes Abengoa 2020 On December 13, 2013, Abengoa Finance, S.A. Unipersonal, a subsidiary of Abengoa, S.A., issued an ordinary bond for USD 450 million among qualified and institutional investors. In summary, the terms and conditions of the issuance are: a) The bond was issued for an amount of USD 450 million and matures in 6 years. b) The notes accrue fixed annual interest of 7.75%, payable every six months. c) The notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries. As of December 31, 2013 the listed price of these bonds was 103.520%. Euro-Commercial Paper Programme On January 29, 2013, Abengoa, S.A. carried out a Euro Commercial Paper (ECP) program for a maximum of 500 million euros, listed in the Irish Stock Exchange with one-year maturity. Through this program, the company was able to issue notes between one and twelve months maturity, diversifying its financing options in the capital markets. On December 20, 2013, the program was renewed for one more year and for the same amount. At the end of 2013, the program had a balance of 104,912 thousand euros. 20.4 20.4. Finance lease liabilities Finance lease creditors as of the end of 2013 and 2012 were: Balance as of alance 12.31.13 Balance as of 12.31.12 Finance lease Present values of future payments for finance lease 40,038 39,934 Liabilities: minimum payments for finance lease: Less than 1 year 15,031 13,786 From 1 to 5 years 22,339 24,105 More than 5 years 8,139 8,040 Net book value: Technical installations and machinery 24,997 24,900 Information processing equipment 2,515 5,024 Other tangible assets 22,606 18,064

108 Consolidated financial statements Annual Report 2013 | ABENGOA 02 20.5. Other loans and borrowings The following table sets out the movement of Other loans and borrowings at the 2013 and 2012 year end: Balance as of 12.31.13 Balance as of 12.31.12 Sale and lease back - 6,397 Derivative premiums payable 76,518 97,537 Low interest loans 6,732 14,998 Loans with public institutions and others 40,523 71,098 Total 123,773 190,030 Note 21. 21.- Grants and other liabilities Grants and Other Liabilities as of December 31, 2013 and 2012 are shown in the following table: Balance as of 12.31.13 Balance as of 12.31.12 Grants 374,345 70,600 Suppliers of non-current assets 2,239 5,292 Long-term trade payables 269,604 118,528 Grants and other non non-current liabilities 646,188 194,420 The increase in Long-term trade payables was primarily due to the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013 for an amount of USD 300 million. The investment was made in shares of class A shares of Arizona Solar Holding, the holding of Solana thermo-solar plant in the United States. Such investment was made in a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and Investment Tax Credits (ITC). According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty is in shares, it does not qualify as equity and has been classified as a Liability as of December 31, 2013, the non-current portion of the liability is recorded in Grants and other liabilities for an amount of €171 million and its current portion is recorded in other current liabilities for an amount of €47 million. This liability has been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and will be measured at amortized cost according with the effective interest method. The control and management of the thermo-solar plant is a responsibility of Abengoa and the plant is fully consolidated in these consolidated financial statements. In addition, the increase in Grants was mainly due to grants arising from loans at rates below market rates. Loans with the Federal Financing Bank guaranteed by the Department of Energy related to the Solana thermosolar project bear interest at a rate below market rates for these types of project and term. The difference between proceeds received from these loans and its fair value is recorded as a grant.

109 Annual Report 2013 | ABENGOA

02 Consolidated financial statements

Note 22.- Provisions and contingencies

22.1. Provisions for other liabilities and charge

The following table shows the movement of the non-current heading of 'Provisions for other liabilities and charges' for the years 2013 and 2012:

Item	Taxes	Liabilities	Dismantling	Total
Balance as of 31.12.11	39,708	42,235	37,406	119,349
Net increase/ (decrease) with impact in profit and loss	(12)	1,626	(1,035)	579
Translation differences	(85)	(798)	(1,060)	(1,943)
Reclassifications and other movements	(6,277)	(571)	7,140	292
Balance as of 12.31.12	**33,334**	**42,492**	**42,451**	**118,277**
Net increase/ (decrease) with impact in profit and loss	99	(678)	855	276
Translation differences	(37)	(459)	(419)	(915)
Changes in consolidation	(14,275)	(13,981)	(10,991)	(39,247)
Reclassifications and other movements	(3,906)	2,277	1,282	(347)
Balance as of 12.31.13	**15,215**	**29,651**	**33,178**	**78,044**

The decrease of total provisions in 2013 is mainly due to the exclusión of Befesa from the consolidation scope following the sale of its shareholding.

The decrease of total provisions in 2012 is mainly due to translation differences arising from the depreciation of the Algerian dinar with respect to the Euro.

Provision for tax and legal contingencies

This provision represents the Group's best estimates in connection with risks relating to tax contingencies arising during the normal course of the Group's business, fundamentally in Latin America, when it is considered probable that there will be an outflow of resources in the medium or long term (which has been estimated being comprised in a period between 2 to 5 years or over 5 years), although the development of the contingencies and the new facts and circumstances that may arise overtime could change such estimated settlement period.

There are also provisions recorded by Group companies in relation with court rulings and unfavorable tax inspections that are under appeal but have not been resolved yet. For these tax disputes the Group considers that it is probable that there will be an outflow of resources in the medium term (between 2 and 5 years).

Provision for liabilities

This provision includes the Group's best estimates of probable cash outflows in connection with litigation, arbitration and claims in progress in which the various group companies are defendants as a result of the activities they carry out. Management considers that these liabilities will likely be settled in the medium or long term (which has been estimated being comprised in a period between 2 to 5 years).

Dismantling provision

This provision is intended to cover future expenditures related to the dismantlement of the solar plants and it will be likely to be settled with an outflow of resources in the long term (over 5 years).

22.2. Contingent liabilities

As of December 31, 2013 Abengoa and its Group of companies are involved in certain claims and litigations both against and in their favor. Such matters arise during the Group's normal course of business and represent the technical and economic claims that the contractual parties typically invoke.

110 Consolidated financial statements Annual Report 2013 | ABENGOA 02 We have briefly summarized below the most significant proceedings, which in the Management opinion are not expected to have a material adverse effect in the Consolidated Financial Statements, individually or as a whole, or for which the future outcome cannot be reliably estimated. – In May 2000, Abengoa Puerto Rico S.E., a subsidiary of Abengoa S.A, brought a lawsuit against the Electricity Power Authority (Autoridad de Energía Eléctrica, ‘AEE’) of Puerto Rico and terminated the agreement that both parties had entered into in relation to an EPC project for the construction of an electricity power station in Puerto Rico, in which the AEE was the Principal Contractor. The referred lawsuit contained different claims such as, inter alia, withholding payments, defaulted invoices, loss of future profits damages and several other costs, which tentatively amounted to USD 40 million. In response to the lawsuit brought by Abengoa Puerto Rico, S.E., the AEE brought a counterclaim premised upon unlawful termination and consequential damages relating to the agreement with Abengoa Puerto Rico, S.E. and, at the same time, brought an additional lawsuit for the same amount against Abengoa and its insurer, American International Insurance Co. of Puerto Rico. The amount claimed by the AEE is approximately USD 450 million. – On April 29, 2013, the European Commission decided to initiate an inspection on the Parent Guarantor, along with all the companies directly or indirectly under its control, including Abengoa Bioenergy Trading Europe B.V., regarding its possible participation in anticompetitive agreements or actions which were allegedly aimed at manipulating the results of Platt’s Market on Close (MOC) price assessment as well as denying the access of one or more companies to participation in the MOC price assessment process. According to such European Commission’s decision, the suspected anticompetitive conduct, agreements and/or mutually coordinated concrete actions have allegedly existed since 2002 and would likely involve various markets for which the Platts MOC process is used to report prices, including markets for biofuels.In the Directors opinion the investigation is still in a preliminary phase, and the European Commission has not initiated formal proceedings. Directors believe that it and the relevant companies within the Group (including Abengoa Bioenergy Trading Europe B.V.) have at all times complied with the applicable competition laws. We are actively cooperating with the European Commission in its investigation. 22.3. Contingent assets As of December 31, 2013 Abengoa and its Group of companies do not have significant contingent assets. Note 23. 23.- Third Third-party guarantees and commitments 23.1. Third Third-party guarantees At the close of 2013 the overall sum of Bank Bond and Surety Insurance directly deposited by the group companies and all that the parent company deposited to any company in the group as guarantee to third parties (clients, financial entities, Public Entities and other third parties) amounted to €1,323,267 thousand (€1,541,255 thousand in 2012) out of which € 2,229 thousand (€6,464 thousand in 2012) are attributed to operations of financial nature and € 1,321,038 thousand (€1,534,791 thousand in 2012) to those of technical nature. In addition, the declarations of intent and commitments undertaken by the Group companies and what the parent company undertook to any company in the group as guarantee to third parties (clients, financial entities, Public Entities and other third parties) amounted to € 6,187,269 thousand (€4,428,780 thousand in 2012) out of which € 32,480 thousand (€148,508 thousand in 2012) are attributed to operations of financial nature and € 6,154,789 thousand (€4,280,272 thousand in 2012) to those of technical nature.

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23.2. Contractual obligations

The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2013 and 2012 (in thousands of Euros):

2013	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	8,917,022	1,221,532	2,837,961	938,084	3,919,445
Notes and bonds	2,894,526	256,443	795,159	1,210,960	631,964
Liabilities due to financial leases	40,038	12,945	12,348	1,588	13,157
Other loans and borrowings	123,773	13,143	62,835	39,394	8,401
Obligations under operating Leases	17,147	12,804	1,610	1,277	1,456
Purchase commitments	1,172,565	1,033,952	117,829	1,278	19,506
Accrued interest estimate during the useful life of loans	3,534,516	664,610	955,679	658,304	1,255,923

2012	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	8,298,829	1,113,831	2,212,839	1,444,057	3,528,102
Notes and bonds	1,674,807	30,881	475,891	1,168,035	-
Liabilities due to financial leases	39,934	11,885	12,140	2,241	13,668
Other loans and borrowings	190,030	11,566	89,393	66,124	22,947
Obligations under operating Leases	14,359	5,714	5,412	2,757	476
Purchase commitments	1,718,113	1,617,739	97,120	2,016	1,238
Accrued interest estimate during the useful life of loans	3,243,566	453,647	926,356	602,224	1,261,339

Note 24.- Tax situation

24.1 Application of rules and tax groups in 2013

Abengoa, S.A. and 242 and 256 consolidated subsidiaries in 2013 and 2012, respectively (see Appendixes XI and XVI of these Consolidated Financial Statements) have filed its 2013 income taxes following the rules for tax consolidation in Spain under the 'Special Regime for Tax Consolidation' Number 2/97.

All the other Spanish and foreign companies included in the Consolidation group file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

In order to calculate the taxable income of the consolidated tax Group and the consolidated entities individually, the accounting profit is adjusted for temporary and permanent differences, recording the corresponding deferred tax assets and liabilities. At each Consolidated Income Statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the territory and/or country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

112 Consolidated financial statements Annual Report 2013 | ABENGOA 02 24.2. Deferred tax assets and liabilities At the end of 2013 and 2012 the analysis of deferred tax assets and deferred tax liabilities is as follows: Balance as of 12.31.13 Balance as of 12.31.12 Tax credits for tax loss carryforwards 378,229 368,419 Tax credits for deductions pending application Tax credits for export activities 242,872 256,983 Tax credits for R+D+i 72,525 69,874 Other deductions 168,180 115,160 Temporary differences Provisions 48,462 40,757 Impairment 16,274 17,692 Remuneration plans 18,550 21,665 Derivatives financial instruments 119,211 188,153 Non deductible expenses (Art. 20 TRLIS, Art. 7 Ley 16/2012) 80,726 - Consolidation adjustments, homogenization adjustments and other 136,063 69,621 Total deferred tax assets 1,281,092 1,148,324 Balance as of 12.31.13 Balance as of 12.31.12 Accelerated tax amortization 32,272 32,109 Business combination 39,852 76,383 Consolidation adjustments, homogenization adjustments and other 255,180 168,058 Total deferred tax liabilities 327,304 276,550 Most of the tax credits for net operating loss carryforwards correspond to Brazil (€169 million), the United States (€55 million), Spain (€66 million) and the Netherlands (€57 million). Tax loss carryforwards in Brazil have been generated in years with poor meteorological conditions which have negatively affected sugarcane production. From 2011 to 2013 investments have been made to improve the quality of biological assets, to increase milling capacity and cogeneration plant capacity, with the ultimate purpose of increasing assets profitability. Tax loss carryforwards in the United States correspond mainly to projects in an initial stage of development or operation and to application of tax incentives. Tax loss carryforwards in Spain correspond mainly to the application of tax incentives. Tax credits for deductions have been generated mainly in Spain. Among these tax credits the larger amount corresponds to deduction on export activities (DAEX), which is calculated as a percentage over investments effectively made for the acquisition of foreign companies or capital increases in foreign companies. This percentage, which was initially 25% was been gradually reduced since 2007 to reach 3% in 2010, disappearing the deduction on 2011. To benefit from this deduction, among other requirements, the acquisition or incorporation of companies should be directly related to the export of goods and services from Spain. From the year 2012, the Company has not recorded any income in relation to this deduction, as it had been recorded entirely as of December 31, 2011. In addition, efforts in research, development and innovation activities (R&D&i) that Abengoa has been carrying out during the last years have resulted in the generation of important tax deductions, some of which are recorded as deferred tax assets for an amount of €72 million as of December 31, 2013.

113 Consolidated financial statements Annual Report 2013 | ABENGOA 02 ‘Other deductions’, which have been generated mainly in Spain, correspond primarily to deductions for double taxation (€12 million), environmental deductions (€85 million), deduction for reinvestment of extraordinary benefits (€ 51 million) and deductions for donations to non-profit organizations (€19 million). In relation to tax loss carryforwards and deductions pending to be used recorded as deferred tax assets, the Company evaluates its recoverability projecting forecasted taxable income for the upcoming years and taking into account the Company tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction. On the other hand, the Company has certain tax credits as of December 31, 2013 which it has not capitalized, as it determined that recoverability of such assets is not probable. These tax credits consist mainly of tax loss carryforwards related to our US subsidiaries amounting to €35.1 million (€28.2 million in 2012), with expiration dates between 2029 and 2032; and R&D&i and environmental tax credits in Spain amounting to €74.7 million (€50.3 million in 2012), with expiration dates between 2022 and 2031. The movements in deferred tax assets and liabilities during 2013 and 2012 were as follows: Deferred tax assets Amount As of January 1, 2012 939,707 Increase / Decrease through the consolidated income statement 196,433 Increase / Decrease through other comprehensive income (equity) 60,588 Change in consolidation, various reclassifications and translation diff. (48,404) As of December 31, 2012 1,148,324 Increase / Decrease through the consolidated income statement 159,703 Increase / Decrease through other comprehensive income (equity) (40,703) Change in consolidation, various reclassifications and translation diff. 13,768 As of December 31, 2013 1,281,092 Deferred tax liabilities Amount As of January 1, 2012 232,109 Increase / Decrease through the consolidated income statement 1,667 Increase / Decrease through other comprehensive income (equity) 21,340 Change in consolidation, various reclassifications and translation diff. 21,434 As of December 31, 2012 276,550 Increase / Decrease through the consolidated income statement 87,163 Increase / Decrease through other comprehensive income (equity) 11,126 Change in consolidation, various reclassifications and translation diff. (47,535) As of December 31, 2013 327,304

114 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Note 25. 25.- Trade payables and other current liabilities 25.1. Trade payable and other current liabilities as of the close of 2013 and 2012 are shown in the following table: Balance as of 12.31.13 Balance as of 12.31.12 Item Trade payables for purchases of goods 3,707,470 3,587,221 Trade payables for services 1,121,466 989,387 Billings in excess and advance payments from clients 429,462 1,036,789 Remunerations payable to employees 37,017 41,779 Suppliers of intangible assets current 14,748 228,262 Other accounts payables 204,023 72,151 Total 5,514,186 5,955,589 25.2. Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant. 25.3. The table above includes amounts payable to companies in the Group through “Confirming without recourse” for an amount of €469 million at December 31, 2013 (€648 million in 2012) relating to various agreements entered into with a number of financial entities in which the Group receives ‘confirming’ services in connection with cash advances from trade receivables. There are deposits and cash and cash equivalents of the Consolidated Statement of Financial Position linked to the payment of such ‘confirming without recourse’ for an amount of € 369 million (€459 million in 2012). 25.4. Details on supplier maturities are provided in the following table: Balance as of 12.31.13 Balance as of 12.31.12 Maturity Up to 3 months 3,362,897 3,301,529 Between 3 and 6 months 219,839 228,648 Over 6 months 124,734 57,044 Total 3,707,470 3,587,221 25.5. Pursuant to the Decision dated December 29, 2010, of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting Board), on the information to incorporate into the Financial Statements report in relation to the delays in payments to suppliers in commercial transactions, companies located in Spain that issue individual and consolidated statements must expressly make public the information on payment term to suppliers in the notes to their Financial Statements. The obligation to provide information affects commercial payment transactions. That is, to the trade creditors included under the heading of current liability of the balance sheets, therefore, the regulations excludes creditors or suppliers that do not meet such condition as suppliers of fixed assets or finance lease creditors. The information in the consolidated financial statements refers to suppliers of the Group as a single reporting entity, after reciprocal credits and debits of subsidiaries and, if applicable, those of multi-group companies have been eliminated in accordance with the provisions of the applicable consolidation rules, together with those of suppliers related with the construction of own assets.

115 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Thus, at the end of 2013, the outstanding balance with suppliers located in Spain with payment terms greater than the legal period, in accordance with the procedure established by said Decision, amounts to €82,269 thousand (€115,366 thousand in 2012). According to the foregoing, and considering the fact that in general, the system of payment used by Abengoa is the financial figure of confirmed payment through financial institutions without recourse to supplier (PPB or confirming), under contracts signed with various financial entities, at the end of 2013 and 2012, the outstanding balances to suppliers did not accumulate a payment delay significantly longer than the legal payment term. In addition, the payments to suppliers of companies within Spain during 2013 exceed the legal limit by 74 days (75 days in 2012) and amounts to €477 million, 30 % of the total of payments (€528 million, 30% of the total payments in 2012), although, considering that most of the payments are made to international suppliers under the framework of strategic agreements signed, it may be said that the total payments and days exceeded did not exceed the legal terms. The Directors of the parent company do not expect that additional liabilities may arise as a result of balances of outstanding suppliers exceeding payment terms established in Law 15/2010 referred to in this note. Note 26. 26.- Construction contracts Further to the information set out in Note 2.24.b) relating to the accounting treatment of construction contracts, the table below includes aggregated information on outstanding construction contracts to which IAS 11 was applied at the end of the years 2013 and 2012: Construction contracts 2013 Operating revenues 5,110,959 Billings in excess and advance payments received 619,678 Payment withholdings 24,363 Account receivables 2,536,586 Account payables 3,959,876 Construction contracts 2012 Operating revenues 3,946,966 Billings in excess and advance payments received 1,245,514 Payment withholdings 28,797 Account receivables 2,284,938 Account payables 4,108,388 The amount of unbilled revenue by the end of the years 2013 and 2012 is €488,883 and €393,200 thousand, respectively. The aggregated total amount of the costs incurred and the aggregated total profits (less the related losses) recognized since origin for all the ongoing contracts at December 31, 2013 amount to €11,869,900 thousand and €995,928 thousand respectively (€10,498,336 thousand and €829,611 thousand in 2012).

116 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Note 27. 27.- Revenues The breakdown of Revenues for the years 2013 and 2012 is as follows: 2013 2012 Product sales 2,302,224 2,495,552 Rendering of services and construction contracts 5,054,246 3,816,400 Total revenue 7,356,470 6,311,952 Note 28. 28.- Other operating income and expenses The table below shows the detail of Other Operating Income and Expenses for the years 2013 and 2012: Other operating income 2013 2012 Work performed by the entity and capitalized and other 322,308 367,798 Grants 25,384 13,826 Income from various services 99,336 103,604 Total 447,028 485,228 Other operating expenses 2013 2012 Research and development cost (6,532) (6,404) Leases and fees (112,207) (100,076) Repairs and maintenance (69,673) (66,732) Independent professional services (488,672) (284,332) Transportation (75,739) (77,613) Supplies (126,191) (102,134) Other external services (162,082) (140,113) Taxes (75,993) (53,754) Other minor management expenses (112,459) (86,349) Total (1,229,548) (917,507) Work performed by the entity and capitalized and other corresponds to income from capitalized costs, including mainly the capitalization of costs associated with the construction of our own assets (except for concession assets for which IFRIC 12 is applied). The corresponding costs are recognized in the individual expense line item in the accompanying income statements. The recognition of an income for the sum of such costs through the line item ‘work performed by the entity and capitalized costs and other’ results in these costs having no impact in net operating profit. The corresponding assets are capitalized and included in property, plant and equipment in the accompanying balance sheets. Additionally, other income in 2013 primarily includes an income of €141.8 million corresponding to a favorable jury verdict in a litigation process against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola, Ltda. (see Note 15.10) and other nminor income. In 2012 primary corresponds to the gain amounting to €85 million arising from the business combination of Rioglass Group, where we achieved control by increasing our ownership in stages well as an income of €26 million recorded by Abengoa Bioenergy U.S. Holding in the last quarter of 2012, corresponding to a collection from Chicago Title Insurance Company after a favorable jury verdict in a litigation process against that company. Finally, this heading includes income arising from the fair value adjustment of our biological assets in Brazil, to sales of property plant and equipment and to other minor income.

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Grants include government grants related to R&D activities and to lonas at a rate below interest rates which are considered as subsidized loans (see Note 2.17).

Income from various services in 2013 primarily includes profits generated by the sale of the Brazilian subsidiary, Bargoa, S.A. amounting to €33.2 million and other income by minor services. In 2012 primarily includes profits generated by the sale of the second 50% of the shareholding of STE, ATE, ATE II and ATE III amounting to €4.5 million and other income by minor services.

'Leases and fees' mainly includes leases of buildings, offices, machinery and construction equipment required in the ordinary course of operating activities of companies.

Under 'Other minor management expenses' are mainly recorded trips and per diem expenses.

Note 29.- Employee benefit expenses

The breakdown of Employee Benefit Expense for 2013 and 2012 is as follows:

Item	2013	2012
Wages	624,045	577,967
Social security costs	119,312	111,058
Stock plans and other employee benefits	14,999	20,527
Total	**758,356**	**709,552**

a) Share plan

On February 2, 2006, Abengoa granted a Share Acquisition Plan, or Plan, which was approved by the Board of Directors of Abengoa on January 23, 2006. The Plan was on the same terms to all participants, members of the senior management of Abengoa and its subsidiaries. Under the Plan, participants were entitled to purchase up to 3,200,000 shares of Abengoa. Subsequently, the number of shares was adjusted due to the increase in class B share capital charged to our freely available reserves, approved by the Extraordinary General Meeting held on September 30, 2012 (see Note 18). As described below, this plan was terminated on December 31, 2012.

The material terms of the Plan were as follows:

1. Participants: 122 members of the senior management of the Abengoa Group (business group managers, business unit managers, technical and research and development officers and corporate services officers) from all its subsidiaries and business areas were eligible to participate in the Plan if they desire to do so. The Plan was not open to any member of Abengoa's Board of Directors. At the end of 2012, besides the participants excluded from the Plan, there were 98 participants.

2. Shares Available for Purchase: Up to 3,200,000 Abengoa shares (the 'shares'). The shares purchased by Plan participants were already issued and in circulation and were purchased on the open market, at the then current market price, over a period that extended to December 31, 2006, in accordance with the Stock Exchange Act (Spain). A total of 3,166,000 were purchased under the Plan. As such, these shares were not dilutive instruments for earnings per share calculation purposes. At year ended 2012, the number of shares covered by the plan amounted to 12,251,425 shares, adjusted due to capital increase by distribution of class B shares mentioned above.

118 Consolidated financial statements Annual Report 2013 | ABENGOA 02 3. Financing: As a feature of the Plan, each participant utilized the proceeds of an individual bank loan from Banco Sabadell, S.A. or Caja Madrid (collectively the ‘Bank’) to finance the purchase of shares of Abengoa under the Plan. The same standard loan terms applied to all participants. The interest rate on the loans was a variable rate equal to EURIBOR plus 0.75%. These were bullet and not amortizing loans. The loans must be repaid by the participants by August 7, 2011. Each loan was secured by a pledge of 100% of the participant’s shares and was guaranteed by the Company to the extent set forth under paragraph 8 below. Except for the pledge of the shares, the loan was not considered a non-recourse financing to the participant. The maximum amount of indebtedness related to all such loans was €87 million (including expenses, commissions and interests). As of December 31, 2012, the amounts drawn by total participants under these loans amounted to €61 million. 4. Share Purchase: The acquisition cost for all participants has been the average acquisition price, plus associated commissions and other costs, for all of the shares purchased under the Plan for all participants. 5. Term and Vesting Period: The duration and vesting period of the Plan was five complete financial years (2006-2010) plus six months (until June 30, 2011) (the requisite service period). The Plan required the annual accomplishment by the participant of annual management objectives, including specific financial targets and qualitative objectives, set by the management of the Abengoa Group company by which the participant was employed, as well as their continuation as a Group employee through June 30, 2011. If the annual objectives were not met by the participant, the Bank from which the participant borrowed the funds to purchase his/her shares may sell a percentage of the shares purchased for such participant as follows: 2006-30%, 2007-30%, 2008-15%, 2009-15%, 2010-10%. 6. As of December 31, 2010, the participants had consolidated the annual objectives required by the Plan. 7. Restrictions on Sales: A participant may not transfer, sell, borrow against or otherwise dispose of the shares purchased before July 1, 2011. 8. Repurchase Option: Under the Plan, Abengoa had a repurchase option under which Abengoa could require a participant to sell the shares back to the Company on the occurrence of certain events, such as death, disability or retirement of the participant or termination of the employment of the participant with the Abengoa Group Company. 9. Shortfall on Sale of Shares: At the end of the five years and six months term of the Plan, if the amount realized on a sale of the shares did not entirely cover the amount owed under the loan and costs and taxes on capital gains, Abengoa would compensate the participant with the necessary amount to repay the loan plus accrued and unpaid interest and pay such taxes. 10. In 2011 agreements were closed with participating financial entities and the directors of said Plan for its extension for an additional period of two years, until December 31, 2012. The above terms are incorporated in the form of agreement that each participant in the Plan enters into with Abengoa. In order to compensate the Plan participants under the terms of the share acquisition plan for the negative difference between the fair market value of the shares at the time of expiration of the Plan and the amounts owed by the participants under the bank loans initially received to finance their acquisition of the shares, on June 10, 2013 we repurchased from the participants 2,450,285 Class A shares and 9,801,140 Class B shares and cancelled on their behalf the obligations outstanding under the banks loans. Therefore, there is no share plan as of December 31, 2013. Compensation expense was recognized over the requisite service period (the vesting period), and was determined by reference to the fair value of a hypothetical put option granted by the company to the participant, excluding the effect of vesting conditions that are not market conditions. For these purposes, the calculation took into account the number of shares that were expected to become exercisable (or vested), which was updated at each year end, recognizing the impact of the revision of the original estimates, if applicable, in the Consolidated Income Statement.

119 Consolidated financial statements Annual Report 2013 | ABENGOA 02 The fair value of the hypothetical options granted during the year 2012, calculated using the Black-Scholes model was €36,245 thousand, recording a loss during the year 2012 of €9,473 thousand. The key data required for the valuation model were share price, the estimated return per dividend, an expected option life of 5 years, an annual interest rate and share market volatility that are included in the table below: 12.31.2012 ‘Spot Abengoa’ Price (euros) 2.34 ‘Strike’ Price (euros) 5.30 Maturity 12/31/2012 Volatility class A shares 63% Volatility class B shares 57% Number of class A shares 2,450,285 Number of class B shares 9,801,140 b) Bonus schemes On July 24, 2006 and December 11, 2006, the Board of Directors approved an Extraordinary Variable Compensation Plan for Managers (Plan II) at the proposal of the Remuneration Committee. This plan initially included 190 beneficiaries and had a total cost of €51,630 thousand over a five-year period from 2007 to 2011, inclusive. It required that objectives set forth in the Strategic Plan be attained at an individual level as well as the individual’s continued ongoing service throughout the period in question. In addition to the aforementioned, given that the acquisition of the company B.U.S. Group AB was completed only shortly after implementation of the Plan, on October 22, 2007 the Board of Directors approved the inclusion of the management team of such company, formed by 10 people, in the Plan under the same conditions as those established for the rest of the beneficiaries, for a total amount of €2,520 thousand. At the close of 2012 financial year, there were 155 participants, and the total cost of the plan was €35,237 thousand. On October 24, 2011, the Board of Directors approved the extension of the Plan II for a period of one additional year. This Plan was liquidated in 2013 On January 24, 2011, the Board of Directors approved an Extraordinary Variable Compensation Plan for Managers (Plan III), proposed by the Remuneration Committee. The plan, which includes 104 beneficiaries (the participants), has a duration of five years (from 2011 to 2015) and is based on achieving the objectives defined in the Strategic Plan, at an individual level. The plan also requires the individual’s continued ongoing service for the entire period considered. The total amount available under the plan for the 104 participants is €56,500 thousand. The company recognizes the corresponding personnel expense in the Consolidated Income Statements for the amounts accrued based on the percentage of consolidation of the objectives. In December 2013 this plan was replaced by a new one (Plan IV), which cancelled and superseded the previous plan (Plan III). The new plan has a duration of five years (from 2013 to 2017), continuing the previously established conditions. At the end of 2013, there were 347 participants and the total amount of the plan was 84,991 thousand euros. The cost recognized through the variable remuneration plans in 2013 was € 8,582 thousand, the accumulated cost being € 22,528 thousand. The cost of Plan corresponding to senior Management of the Company recognized in 2013 amounts to € 2,766 thousand.

120 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Note 30. 30.- Finance income and expenses 30.1. Finance income and expenses The following table sets forth our Finance income and expenses for the years ended 2013 and 2012: Finance income 2013 2012 Interest income from loans and credits 35,306 73,864 Interest rates benefits derivatives: cash flow hedges 28,774 10,185 Interest rates benefits derivatives: non-hedging 546 17 Total 64,626 84,066 Finance expenses 2013 2012 Expenses due to interest: - Loans from credit entities (277,226) (217,294) - Other debts (279,432) (219,371) Interest rates losses derivatives: cash flow hedges (105,011) (103,866) Interest rates losses derivatives: non-hedging (13) (4,322) Total (661,682) (544,853) Net financial loss (597,056) (460,787) In 2013, finance income has decreased due to lower interest income from loans and credits in Brazil, partially offset by higher interest rates benefits derivatives as a result of income for the time value of interest rate options, that in the previous year was a loss classified in Finance expenses. Interest expenses from loans with credit entities increased mainly due to the lower capitalization of interest expenses for financing projects under construction, thanks to various projects coming into operation. The interest accrued on other debt increased, mainly due to the new notes issued during 2013 (see Note 20.3). In 2012 finance income decreased with respect to the same period of the previous year mainly due to lower interest income from loans and credits in Brazil. Interest expenses from loans and credits have remained stable during 2012 compared to the previous year: amounts outstanding from non recourse financing have been higher during the year 2012 but capitalized interest have also been higher, as non recourse financing increased primarily to finance projects under construction and interest expenses is capitalized during the construction period. The increase in interest from other debts, mainly due to a larger volume in our non recourse factoring arrangements, has been practically offset by a decrease in losses from our interest rate derivatives. The net financial expenses for non-recourse financing project companies is €-244,810 thousand (€-115,254 thousand in 2012).

121 Consolidated financial statements Annual Report 2013 | ABENGOA 02 30.2. Net exchange differences The following table sets out the exchange rate differences for the years 2013 and 2012: Net exchange differences 2013 2012 Gains and losses from foreign exchange transactions (343) 7,085 Gains and losses from foreign exchange contracts: cash flow hedges (4,171) (22,936) Gains and losses from foreign exchange contracts: non-hedging 283 (19,947) Total (4,231) (35,798) The most significant amounts in net exchange differences during 2013 correspond to the negative impact of the accumulated translation differences transferred to the Consolidated Income Statement and to different hedges in several subsidiaries that have not been offset perfectly with the differences generated by de hedged item. The most significant amounts in net exchange differences during 2012 correspond to a loss from exchange rate derivatives recognized as a result of the interruption of the hedging relationship, when the transaction hedge is no longer expected to occur, to the negative impact of the accumulated translation differences transferred to the Consolidated Income Statement, to the termination of foreign exchange derivatives signed to hedge certain Brazilian transmission line concessions sold (see Note 6.2) and to different hedges in several subsidiaries that have not been offset perfectly with the differences generated by the hedged item. Net exchange rate differences in 2013 for entities with non-recourse financing amounts to €-4,672 thousand (€-27,327 thousand in 2012). 30.3. Other net finance income and expenses The following table sets out ‘Other net finance income and expenses’ in 2013 and 2012: Other finance income 2013 2012 Profits from the sale of financial assets 70 1,017 Income on financial assets 649 282 Other finance income 18,867 16,877 Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares 75,614 9,214 Commodity derivatives gains: Cash flow hedge 154 - Total 95,354 27,390 Other finance expenses 2013 2012 Loss from sale of financial assets (335) - Losses from partial repayment of the convertible notes due 2014 (12,026) - Outsourcing of payables (81,342) (88,457) Other financial losses (112,342) (76,513) Commodity derivatives losses: non hedge (9,837) (20,428) Total (215,882) (185,398) Other net finance income/expenses (120,528) (158,008)

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For the year ended December 31, 2013 the heading 'Other finance income' has increased when compared to the previous year, mainly due to the change in fair value of embedded derivatives of the convertible bonds, net of change in fair value of the call options over Abengoa's own share, which hedge the embedded derivatives partially, amounting to a net gain of €75,614 thousand, see Note 20.3 (€9,214 thousand for the year ended December 31, 2012).

The heading 'Other finance expenses' has increased for the year ended December 31, 2013 compared to the previous year mainly due to losses from partial repayment of the convertible notes due in 2014 (see Note 20.3), the increase in other financial losses due to a higher volume of uncollectible financial accounts with related parties, according to the current situation of negotiations with them in developing projects in Latin America; and the impairment of financial investments associated with thermosolar projects in the USA, partially offset by lower costs of outsourcing supplier payments and lower commodity derivatives losses corresponding to the interruption of the hedging relationship, when the transaction hedged is no longer expected to occur. Additionally, 'Other finance losses' include finance expenses mainly related to financial guarantees and letters of credit, to wire transfers and other bank fees, losses on available for sale financial assets and other minor finance expenses.

In the year ended December 31, 2012 the heading 'Other finance income' mainly includes the change in fair value of embedded derivatives of the convertible bonds, net of change in fair value of the call options over Abengoa's own share, which hedge the embedded derivatives partially, amounting to a net gain of €9,214 thousand (see Note 20.3). The remaining balance of 'Other finance income' corresponds mainly to interests from deposits and cash and cash equivalents related to our outsourcing of trade payables (see Note 25.3), which have remained stable period over period.

In the year ended December 31, 2012 in the heading 'Other finance expenses', expenses related to outsourcing of payables have increased with respect to a larger volume of payables outsourced during the period the prior year. Commodity derivatives losses correspond to the interruption of the hedging relationship, when the transaction hedged is no longer expected to occur. Additionally, 'Other finance losses' include finance expenses mainly related to financial guarantees and letters of credit, to wire transfers and other bank fees, losses on available for sale financial assets and other minor finance expenses.

The net of 'Other incomes and financial expenses' for Non-recourse financing project companies is €-47,671 thousand (€-33,607 thousand in 2012).

30.4. Non-monetary items of derivative financial instruments

The table below provides a breakdown of the line item 'Fair value gains on derivative financial instruments' included in the Consolidated Cash Flow Statement for the years 2013 and 2012:

Fair value gains on derivative financial instruments	2013	2012
Change in fair value of the embedded derivative of convertible debt and shares options	75,614	9,214
Non-cash profit/(losses) from cash flow hedges	20,617	(30,330)
Non-cash profit/(losses) from derivatives - non-hedge accounting	(15,482)	(44,243)
Other non-cash gains/losses on derivative instruments	763	(9,778)
Fair value gains (losses) on derivative financial instruments (non cash items)	**81,512**	**(75,137)**
Cash gains (losses) on derivative financial instruments (monetary effect)	**(166,899)**	**(43,277)**
Total fair value gains / (loss) on derivative financial instruments (Notes 30.1 & 30.3)	(85,387)	(118,414)

123 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Note 31. 31.- Income tax Details regarding income tax for the years 2013 and 2012 are as follows: Item 2013 2012 Current tax (28,607) (22,853) Deferred tax 72,540 194,766 Total income tax benefit/(expense) 43,933 171,913 The reconciliation between the theoretical income tax resulting from applying statutory tax rate in Spain to income before income tax and the actual income tax expense recognized in the Consolidated Income Statement for the years 2013 and 2012 is as follows: 2013 2012 Consolidated profit before taxes 66,986 (110,436) Regulatory tax rate 30% 30% Corporate income tax at regulatory tax rate (20,096) 33,131 Income tax of associates, net (1,549) (222) Differences in foreign tax rates 9,004 12,099 Incentives, deductions and tax losses carryforwards 83,362 61,181 Non taxable gains - 25,573 Other non-taxable income/(expense) (26,788) 40,151 Corporate income tax 43,933 171,913 Differences between theoretical tax and actual tax expense arise mainly from: – Companies based in jurisdictions with statutory tax rates different from Spanish statutory tax rate. – Application in Spain of tax incentive for the transfer of use of intangible assets under Article 23 of the Revised Text of the Spanish Income Tax Act and application also in Spain of the tax incentive which exempts any profits generated abroad for international projects involving the export of goods and services from Spain. Generation of tax deductions, mainly in Spain, among which we can outline R&D&I deductions, double taxation deductions, deductions on training expenses and deductions on donation expenses. In addition, the Company recorded deferred tax assets for tax loss carryforwards generated in past years in other tax jurisdictions. – In 2012, the Company has recorded no taxable gains corresponding to the gain obtained in the business combination achieved in stages over Rioglass Group. – The heading ‘Other non-taxable income/ (expense)’ includes, among others, the regularizationn of the tax expense of the previous year as well as certain permanents differences arised in other jurisdictions as a consecuence of the adjustments in the valuation of assets and liabilities.

124 Consolidated financial statements Annual Report 2013 | ABENGOA 02 Note 32. 32.- Earnings per share As explained in Note 18, on September 30, 2012, the General Shareholders’ Meeting approved a capital increase in class B shares, charged to our freely available reserves, which were distributed for no consideration to all existing shareholders on the basis of four (4) class B shares for each class A share or class B share which they hold. Therefore, no dilution or further concentration with respect to our share capital occurred. According to IAS 33, when ordinary shares are issued to existing shareholders for no additional consideration, the transaction is equivalent to a share split. In this case, the number of ordinary shares outstanding before the event is adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented. In addition, the average number of shares outstanding in 2013 has been calculated taking into account the capital increase carried out in October 2013 (see Note 18). 32.1. Basic earnings per share Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during the period. Item 2013 2012 Profit from continuing operations attributable to equity holders of the company 102,040 24,172 Profit from discontinuing operations attributable to equity holders of the company (595) 31,198 Average number of ordinary shares outstanding (thousands) 595,905 538,063 Earnings per share from continuing operations (€ per share) 0.17 0.04 Earnings per share from discontinuing operations (€ per share) - 0.06 Earnings per share from profit for the year (€ per share) arnings 0.17 0.10 32.2. Diluted earnings per share To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

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02 Consolidated financial statements

The potential diluting ordinary shares held by the group correspond to the warrants on Class B shares issued in November 2011. The assumption is that all warrants will be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the income per diluted share.

	2013	2012
Profit for the year		
- Profit from continuing operations attributable to equity holders of the company	102,040	24,172
- Profit from discontinuing operations attributable to equity holders of the company	(595)	31,198
- Adjustments to attributable profit	-	-
Profit used to determine the diluted earnings per share	**101,445**	**55,370**
Average weighted number of ordinary shares outstanding (thousands)	595,905	538,063
- Warrants adjustments (average weighted number of shares in outstanding since issue)	19,995	20,021
Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	**615,900**	**558,084**
Diluted earnings per share from continuing operations (€ per share)	0.16	0.04
Diluted earnings per share from discontinuing operations (€ per share)	-	0.06
Diluted earnings per share to the profit for the year (€ per share)	**0.16**	**0.10**

Note 33.- Other information

33.1. Average number of employees

The average number of employees classified by category during 2013 and 2012 was:

	Average number of employees in 2013			Average number of employees in 2012		
Categories	Female	Male	% Total	Female	Male	% Total
Directors	73	536	2.3	76	583	2.5
Management	426	1,512	7.2	391	1,724	7.9
Engineers	1,278	3,268	17.0	1,108	2,485	13.5
Assistants and professionals	1,128	1,507	9.8	1,255	1,904	11.9
Operators	925	15,648	61.8	975	15,640	62.3
Interns	230	287	1.9	214	299	1.9
Total	4,060	22,758	100	4,019	22,635	100

The average number of employees is 27% in Spain (29% in 2012) and 73 % abroad (71% in 2012).

The average number of employees during the year with disabilities above or equal to 33% is 107 (115 in 2012).

The total number of people employed at the end of 2013 was 24,748 (26,402 in 2012).

33.2. Related parties

The account held by Abengoa with Inversión Corporativa I.C., S.A., as of year-end 2013 and 2012 has a nil balance.

Dividends distributed to related parties during 2013 amounted to €17,182 thousand (€17,212 thousand in 2012).

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02 Consolidated financial statements

During 2013 the only transactions associated with related parties were the following:

- Share lending agreement signed by Abengoa with Inversión Corporativa IC, S.A. for a total of 11,047,468 Class B shares in order to improve the liquidity in lending these shares to investors of the convertible bonds maturing in 2019. This loan was repaid in July 2013 with a consideration of €670 thousand.
- Service provision agreement signed between Centro Tecnológico Palmas Altas, S.A. and Ms. Blanca de Porres Guardiola, which involved a consideration of €72 thousand.

As indicated in Note 18.1, Inversión Corporativa is Abengoa's main shareholder, and issues its own separate Consolidated Financial Statements.

These operations were subject to verification by the Abengoa Audit Committee and the consideration paid for the different transactions has been determined by third parties.

33.3. Employee remuneration and other benefits

Directors are remunerated as established in article 39 of the Bylaws. The remuneration of Directors is made up of a fixed amount as agreed upon at the General Shareholders' Meeting, and is not necessarily equal for all directors. Additionally, they may participate in profit sharing programs, for a percentage between 5% and 10% (maximum) of the net income of the Company after the declaration of the dividends for the year. Travel expenses related to work undertaken by the board are reimbursed to Directors.

Salary (both fixed and variable) and allowances paid to the members of the Board of Abengoa S.A. in 2013 were € 15,421 thousand (€13,887 thousand in 2012).

Detail on individual salaries and benefits in 2013 paid to the Board of Directors are as follows (in thousands of Euros):

Name	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2013
Felipe Benjumea Llorente	1,086	-	93	3,304	-	-	1	4,484
Aplidig, S.L. (1)	-	202	93	2,804	-	-	-	3,099
Manuel Sánchez Ortega	1,086	-	93	3,304	-	-	1	4,484
Javier Benjumea Llorente	263	-	78	1,183	200	38	108	1,870
José Borrell Fontelles	-	-	176	-	124	-	-	300
Mercedes Gracia Díez	-	-	160	-	40	-	-	200
Ricardo Martínez Rico	-	-	121	-	15	-	-	136
Alicia Velarde Valiente	-	-	110	-	40	-	-	150
José Joaquín Abaurre Llorente	-	-	110	-	40	-	-	150
José Luis Aya Abaurre	-	-	110	-	40	-	-	150
María Teresa Benjumea Llorente	-	-	78	-	-	24	-	102
Claudio Santiago Ponsa	-	-	62	-	-	-	-	62
Ignacio Solís Guardiola	-	-	78	-	-	-	-	78
Fernando Solís Martínez-Campos	-	-	78	-	-	-	-	78
Carlos Sundhein Losada	-	-	78	-	-	-	-	78
Total	**2,435**	**202**	**1,518**	**10,595**	**499**	**62**	**110**	**15,421**

Note (1): Represented by Mr. José B. Terceiro Lomba

127 Annual Report 2013 | ABENGOA
02 Consolidated financial statements

Detail on individual salaries and benefits in 2012 paid to the Board of Directors is as follows (in thousand of Euros):

Name	Daily expenses for attendance and other remun. as officer	Compensation as member of Board Committee	Compensation as officer of other Group companies	Compensation for Sr. Mgmt - Executive Officer Duties	Other remunerations	Total 2012
Felipe Benjumea Llorente	93	-	-	4,390	-	4,483
Aplidig, S.L. (1)	295	-	-	2,804	-	3,099
Manuel Sánchez Ortega	93	-	-	4,390	-	4,483
Carlos Sebastián Gascón (2)	33	28	-	-	-	61
Mercedes Gracia Díez	160	40	-	-	-	200
Alicia Velarde Valiente	110	40	-	-	-	150
José Borrell Fontelles	200	100	-	-	-	300
Ricardo Martínez Rico	107	10	13	-	-	130
Claudio Santiago Ponsa (3)	55	-	-	-	-	55
José Luis Aya Abaurre	110	40	-	-	-	150
José Joaquín Abaurre Llorente	110	40	-	-	-	150
María Teresa Benjumea Llorente	78	-	24	-	-	102
Javier Benjumea Llorente	78	-	-	-	220	298
Ignacio Solís Guardiola	78	-	-	-	-	78
Fernando Solís Martínez-Campos	78	-	-	-	-	78
Carlos Sundhein Losada	70	-	-	-	-	70
Total	1,748	298	37	11,584	220	13,887

Note (1): Represented by Mr. José B. Terceiro Lomba
Note (2) To 23.02.12
Note (3) From 24.02.12

Additionally, in 2013 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €14,656 thousand (€13,574 thousand in 2012).

No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor.

As of December 31, 2013 there existed € 29,789 thousand in non-current personnel compensation obligations (€70,599 thousand in 2012).

33.4. On May 3, 2012 Mrs. Mercedes Gracia Díez was appointed as president of the Audit Committee.

33.5. In compliance with Royal Decree 1/2010 of July 2, that approves the Capital Corporations Law, the Company informs that no member of the Board of Directors of Abengoa, S.A. and, to its knowledge, none of the individuals related parties as referred to by article 231 in the Capital Corporations Law Act maintains any direct to indirect share in the capital of companies with the same, analogous or complementary kind of activity that the parent company's corporate purpose, nor has any position in any company with the same, analogous or complementary kind of activity that the parent company's corporate purpose. In addition, no member of the Board of Directors has accomplished any activity with the same, analogous or complementary kind of activity that the parent company's corporate purpose.

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02 Consolidated financial statements

As of December 31, 2013, members of the Board of Directors who are in turn directors or management in other subsidiaries included in the consolidation group are:

Name	Company	Charge
Prof. José B. Terceiro	Bioetanol Galicia S.A.	President
D. Javier Benjumea Llorente	Abengoa Bioenergía, S.A.	President
Dña. María Teresa Benjumea Llorente	Sociedad Inversora en Energía y Medio Ambiente, S.A.	Member of Board of Directors
D. Manuel Sánchez Ortega	Abengoa Bioenergía, S.A.	Member of Board of Directors

In accordance with the record of significant holding in the Company, and as required by the 'Internal Rules and Regulations for Conduct involving Stock Exchange Matters', the shares and the holding percentages of the Company Directors as of December 31, 2013 are:

	No. of direct class A shares	No. of indirect class A shares	No. of direct class B shares	No. of indirect class B shares	% Total
Felipe Benjumea Llorente	-	-	414,170	4,300,905	0.0513
Aplicaciones Digitales S.L.	-	-	4,737,756	-	0.0516
Manuel Sánchez Ortega	-	-	913,167	-	0.0099
José Joaquín Abaurre Llorente	1,900	-	7,600	-	0.0022
José Luis Aya Abaurre	65,609	-	262,438	-	0.0743
Mª Teresa Benjumea Llorente	12,390	-	49,560	-	0.0140
Javier Benjumea Llorente	3,888	-	15,552	-	0.0044
José Borrell Fontelles	-	-	41,695	-	0.0005
Mercedes Gracia Díez	-	-	2,500	-	-
Ricardo Martínez Rico	-	-	2,565	-	-
Claudio Santiago Ponsa	200	-	800	-	0.0002
Ignacio Solís Guardiola	17,000	-	68,000	-	0.0192
Fernando Solís Martínez-Campos	50,832	34,440	203,328	137,760	0.0965
Carlos Sundheim Losada	-	-	247,118	-	0.0027
Alicia Velarde Valiente	400	-	1,600	-	0,0005

Throughout out 2013 and 2012 there was no evidence of any direct or indirect conflict of interest situation, in accordance with what is envisaged in Article 229 of the Capital Corporation Law.

33.6. Audit fees

The fees and costs obtained by Deloitte, S.L. and other auditors are the following:

	2013			2012		
	Deloitte	Other auditors	Total	Deloitte	Other auditors	Total
Audit services	3,541	270	3,811	3,622	549	4,171
Other verification services	245	1	246	305	1	306
Financial consulting	636	3,934	4,570	1,488	(*) 2,674	4,162
Other audit complementary services	886	246	1,132	544	840	1,384
Other services	680	2,137	2,817	219	2,272	2,491
Total	**5,988**	**6,588**	**12,576**	**6,178**	**6,336**	**12,514**

(*) From this amount, €845 thousand correspond to tax advisory services provided by Deloitte, S.L. prior to their appointment as Group auditors.

129 Consolidated financial statements Annual Report 2013 | ABENGOA 02 33.7. Environmental information The principles of the environmental policies of Abengoa are based on compliance with the current legal regulations applicable, preventing or minimizing damaging or negative environmental consequences, reducing the consumption of energy and natural resources, and achieving ongoing improvement in environmental conduct. In response to this commitment to the sustainable use of energy and natural resources, Abengoa, in its Management Rules and Guidelines for the entire Group, explicitly establishes the obligation to implement and certify environmental management systems in accordance with the ISO 14001 International Standard. Consequently, by year-end 2013, the percentage of Companies with Environment Management Systems certified according to the ISO 14001 Standard per sales volume is 92.92% (91.98% in 2012). The table below lists the percentage of distribution of the Companies with Certified Environmental Management Systems, broken down by business unit: ISO 14001 14001-certified companies (% of revenue) Business unit Engineering and Construction 96.35% Industrial Production 89.46% Concession-type Infraestructure 27.20% 33.8. Subsequent events After the end of the year 2013 and following the so-called “regulatory reform of the electric sector”, the Ministry of Industry, Energy and Tourism submitted to the National Competition and Markets Commission a proposal of Ministerial Order establishing a set of compensation parameters regarding energy-generation facilities from renewable sources, cogeneration and waste. Among other parameters, there are those related to benchmarks of investment and operation of thermosolar facilities (both solar power tower and parabolic-cylinder technology), photovoltaic and cogeneration plants of the Group. This new regulatory development, since it represents an additional evidence regarding some conditions that existed prior to the closing date of the financial year and, in particular, allows us to estimate future cash flows from the abovementioned facilities, has been taken into account when preparing these Financial Statements. Since December 31, 2013, apart from what is detailed above, no other events have occurred that might significantly influence the information reflected in the Consolidated Financial Statements, nor has there been any event of significance to the Group as a whole.

02.7 Appendices

131

Informe Anual 2013 | ABENGOA

02 Appendices

Appendix I.- Subsidiary companies included in the 2013 consolidation perimeter using the global integration method

Company Name	Registered Address	Shareholding		Parent Company	(*)	Activity (see Page 8)	Auditor
		Amount in thousands of €	% of Nominal Capital				
AB Bioenergy France, S.A.	Montardon (FR)	108,353	74.79	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
AB Bioenergy Hannover GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía, S.A.	-	(6)	-
Abacus Management LLC	Phoenix (US)	-	100.00	Abeinsa, LLC	-	(1)	-
Abacus Project Management, Inc.	Phoenix (US)	3,376	100.00	Abeinsa Holding, Inc./Teyma Construction USA, LLC	-	(1)	B
Abeima , LLC	Delaware (US)	1	100.00	Abeinsa Business Development, LLC	-	(1)	-
Abeima Agua Internacional, S.L.	Seville (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	-	(1)	-
Abeima India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abeima Teyma Barka LLC	Ruwi (OM)	332	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	-
Abeima Teyma Infraestructure Ghana Limited	Accra (GH)	37	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	-
Abeima Teyma Zapotillo SRL de CV	Mexico City (MX)	-	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	-
Abeinsa Abeima Teyma General Partnership	Phoenix (US)	-	100.00	Abeima USA LLC./Teyma Construction USA, LLC/Abeinsa EPC, LLC	(*)	(1)	-
Abeinsa Abener Teyma General Partnership	Phoenix (US)	4	100.00	Teyma Construction USA LLC./Abener Eng. Const. Serv., LLC/Abeinsa EPC Inc.	-	(1)	-
Abeinsa Asset Management, S.L.	Seville (ES)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa BD Asia Pacific Pte. Ltd.	Singapore (SG)	66	100.00	Abeinsa Business Development, S.A.	-	(1)	-
Abeinsa Brasil Projetos e Construcoes Ltda	R. de Janeiro (BR)	170	100.00	Abengoa Brasil, S.A./Inabensa Rio Ltda.	-	(1)	-
Abeinsa Business Development Corp.	Toronto (CA)	-	100.00	Abeinsa Business Development, S.A.	(*)	(1)	-
Abeinsa Business Development Private Limited	Bombay (IN)	3,261	100.00	Abeinsa Business Development, S.A. /Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Business Development Representaçoes, Energia e Água, Ltda.	R. de Janeiro (BR)	1	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Business Development, LLC	Chesterfield (US)	71,496	100.00	Abeinsa, Inc. LLC.	-	(1)	-
Abeinsa Business Development, Ltd.	Seoul (KR)	75	100.00	Abeinsa Business Development, S.A.	(*)	(1)	-
Abeinsa Business Development, Pty. Ltd.	Sydney (AU)	-	100.00	Abeinsa Business Development, S.A.	(*)	(1)	-
Abeinsa Business Development, S.A.	Seville (ES)	501,735	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Business Development, S.A.C.	Lima (PE)	-	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	(*)	(1)	-
Abeinsa Business Development, Sp.z.o.o.	Gliwice (PL)	1	100.00	Abeinsa Business Development, S.A.	-	(1)	D
Abeinsa Business Development, Spa.	Santiago de Chile (CL)	-	100.00	Abeinsa Business Development, S.A.	(*)	(1)	-
Abeinsa Business Developmet México, S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Business Development, S.A./ Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Engineering Private Limited	Mumbai (IN)	270	100.00	Abeinsa Engineering, S.L./ Abener Energía, S.A.	-	(1)	D
Abeinsa Engineering S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Engineering, S.L./Abeinsa Asset Management, S.L.	-	(1)	-
Abeinsa Engineering, Inc.	Phoenix (US)	37	100.00	Abeinsa Engineering, S.L.	-	(1)	-
Abeinsa Engineering, S.L.	Seville (ES)	5,539	100.00	Abener Energía, S.A.	-	(1)	-
Abeinsa EPC Kaxu Pty Ltd.	Johannesburg (ZA)	-	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
Abeinsa EPC Khi Pty Ltd.	Johannesburg (ZA)	-	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
Abeinsa EPC México, S.A de C.V.	Mexico City (MX)	1	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./ ASA Iberoamérica, S.L.	-	(1)	-
Abeinsa EPC, LLC.	Phoenix (US)	-	100.00	Abeinsa, LLC.	-	(1)	-
Abeinsa EPC, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	-	(1)	-
Abeinsa Holding, Inc.	Delaware (US)	10,018	100.00	Abengoa US Holding, LLC.	-	(1)	B
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	447,151	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa Inversiones Latam, S.L.	Madrid (ES)	245,333	100.00	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Abeinsa Is Gelistirme Limited Sirketi	Ankara (TR)	5	100.00	Abeinsa Business Development, S.A.	-	(1)	B
Abeinsa Norte III, S. A. de C. V.	Mexico City (MX)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Abener México, S.A. de C.V.	(*)	(1)	-
Abeinsa Operation and Maintenance, S.A.	Seville (ES)	15	100.00	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de Construcción, S.A.	(*)	(1)	-
Abeinsa, Ing y Const. Ind., S.A.	Seville (ES)	90,642	100.00	Abengoa, S.A./Siema AG	-	(1)	-
Abeinsa, LLC	Delaware (US)	1	100.00	Abengoa US Operations, LLC	-	(1)	-
Abelec, S.A.	Santiago de Chile (CL)	2	99.99	Abengoa Chile, S.A.	-	(2)	-
Abema Ltda	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abencor Brasil Ltda.	R. de Janeiro (BR)	-	100.00	Abencor Suministros, S.A./Abengoa Construção Brasil Ltda.	-	(1)	-
Abencor México, S.A. de C.V.	Mexico City (MX)	3	100.00	Abencor Suministros, S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Abencor Perú	Lima (PE)	1	99.99	Abencor Suministros S.A.	-	(1)	-
Abencor South Africa Pty Ltd	Upington (ZA)	-	100.00	Abencor Suministros, S.A.	(*)	(1)	-
Abencor Suministros Chile, S.A.	Santiago de Chile (CL)	1	100.00	Abengoa Chile S.A./Abencor Suministros, S.A.	-	(1)	-
Abencor Suministros S.A.	Seville (ES)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	C
Abencor USA LLC	Phoenix (US)	-	100.00	Abeinsa, Inc. LLC.	-	(1)	-
Abener Argelia	Seville (ES)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Abener Energía, S.A.	Seville (ES)	454,523	100.00	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.	-	(1)	-
Abener Energie S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	-	(1)	A
Abener Engineering and Construction Services, LLC	Chesterfield (US)	71,496	100.00	Abeinsa Business Development, LLC	-	(1)	-
Abener México, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Business Development México, S.A. de C.V.	-	(1)	-
Abener North America Construction Services, Inc.	Delaware (US)	-	100.00	Abener Engineering & Construction Services, LLC.	(*)	(1)	-
Abener North America Construction Services, L.P.	Chesterfield (US)	39	100.00	Abener Engineering & Const. Serv., LLC /Abener North America Construction Services, Inc.	-	(1)	-
Abener Teyma Hugoton General Partnership	Chesterfield (US)	7	100.00	Teyma Construction USA LLC/Abener Engineering and Construction Services, LLC.	-	(1)	B
Abener Teyma Mojave General Partnership	Chesterfield (US)	40	100.00	Teyma Construction USA, LLC/Abener North America Construction Services, L.P.	-	(1)	B
Abengoa Australia Pty. Ltd.	Sidney (AU)	3,489	100.00	Instalaciones Inabensa, S.A.	-	(1)	-
Abengoa Bioenergia Agroindustria Ltda	Sao Paulo (BR)	294,608	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	-	(6)	-
Abengoa Bioenergia Agroindustria Trading US Inc.	Delaware (US)	-	100.00	Abengoa Bioenergia Agroindústria Ltda.	-	(6)	-
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	15	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	-
Abengoa Bioenergia Brasil, S.A.	Sao Paulo (BR)	703,636	99.99	Asa Bioenergy Holding AG /Abengoa Bioenergía, S.A.	-	(6)	B
Abengoa Bioenergia Inovações Ltda.	Sao Paulo (BR)	307,836	100.00	ASA Bioenergy Holding, AG	-	(6)	-
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	743,069	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	-	(6)	B
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (ES)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	-	(6)	B
Abengoa Bioenergia Outsourcing, LLC	Chesterfield (US)	-	100.00	Abengoa Bioenergy Operation, LLC.	-	(6)	-
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	21,990	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Abengoa Bioenergia Santa Fe, Ltda.	Sao Paulo (BR)	370	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	-	(6)	-

132 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix I.- Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Abengoa Bioenergia Trading Brasil Ltda	Sao Paulo (BR)	50	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda .	-	(6)	-
Abengoa Bioenergía, S.A.	Seville (ES)	147,093	98.05	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(6)	B
Abengoa Bioenergy Biomass Funding, LLC	Chesterfield (US)	-	100.00	Abengoa Bioenergy Technology Holding, LLC.	(*)	(6)	-
Abengoa Bioenergy Corporation, LLC	Chesterfield (US)	58,512	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	B
Abengoa Bioenergy Developments, LLC	Missouri (US)	1	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Engineering & Construction, LLC	Chesterfield (US)	-	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	-
Abengoa Bioenergy Funding	Chesterfield (US)	224,844	100.00	Abengoa Bioenergy Meramec Renewable, LLC.	-	(6)	B
Abengoa Bioenergy Germany	Rostock (DE)	11,859	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abengoa Bioenergy Holdco, Inc.	Chesterfield (US)	779,882	100.00	Abengoa US Holding, LLC/ASA Bioenergy Holding, AG	-	(6)	-
Abengoa Bioenergy Hybrid of Kansas, LLC	Chesterfield (US)	330,755	100.00	Abengoa Bioenergy Technology Holding, Inc.	-	(6)	-
Abengoa Bioenergy Investments., LLC	Chesterfield (US)	-	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Maple, LLC	Chesterfield (US)	224,844	100.00	Abengoa Bioenergy Funding LLC.	-	(6)	B
Abengoa Bioenergy Meramec Renewable, Inc.	Chesterfield (US)	265,563	91.00	Abengoa Bioenergy Holdco, Inc.	-	(6)	B
Abengoa Bioenergy Netherlands B.V.	Rotterdam (NL)	494,710	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Abengoa Bioenergy New Technologies., LLC.	Chesterfield (US)	579	100.00	Abengoa Bioenergy Technology Holding, LLC.	-	(6)	B
Abengoa Bioenergy of Illinois, LLC	Chesterfield (US)	168,227	100.00	Abengoa Bioenergy Maple, LLC	-	(6)	-
Abengoa Bioenergy of Indiana, LLC	Chesterfield (US)	140,785	100.00	Abengoa Bioenergy Maple, LLC	-	(6)	-
Abengoa Bioenergy of Kansas, LLC	Chesterfield (US)	176	100.00	Abengoa Bioenergy Operations,LLC	-	(6)	-
Abengoa Bioenergy Operations., LLC	Chesterfield (US)	102,497	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	B
Abengoa Bioenergy Renewable Power US,LLC	Chesterfield (US)	341	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	-
Abengoa Bioenergy Technology Holding., LLC	Chesterfield (US)	330,754	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	18	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Abengoa Bioenergy Trading US, LLC	Chesterfield (US)	-	100.00	Abengoa Bioenergy Operations, LLC	-	(6)	B
Abengoa Bioenergy UK Limited	Cardiff (UK)	14,503	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abengoa Bioenergy US Holding, LLC	Chesterfield (US)	393,262	100.00	Abengoa US, LLC	-	(6)	B
Abengoa Biotechnology Research, S.A.	Seville (ES)	60	100.00	Abengoa Bioenergía Nuevas Tecnologías, S.A./Abengoa Research, S.A.	(*)	(6)	-
Abengoa Chile, S.A.	Santiago de Chile (CL)	47,409	100.00	Asa Investment, AG/Teyma Abengoa, S.A.	-	(1)	-
Abengoa Cogeneración de Energía, S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Brasil, S.A./Abengoa Concessões Brasil Holding, S.A.	-	(2)	-
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	139,528	60.00	Abener Energía, S.A./Abengoa México, S.A. de C.V.	-	(5)	-
Abengoa Colombia, S.A.S.	Bogota (CO)	208	100.00	Abengoa Perú, S.A./Abener Energía, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abengoa Concessions Investments Ltd.	Leeds (GB)	-	100.00	Abengoa Concessions, S.L.	(*)	(1)	-
Abengoa Concessions Investments, S.à.r.l.	Luxembourg (LU)	13	100.00	Abengoa Concessions, S.L.	(*)	(1)	-
Abengoa Concessions, S.L.	Seville (ES)	3	100.00	Abengoa, S.A./Siema	(*)	(1)	-
Abengoa Concessões Brasil Holding, S.A.	R. de Janeiro (BR)	847,514	100.00	Abengoa Brasil, S.A./ Sociedad Inversora de Líneas de Brasil, S.L.	-	(2)	-
Abengoa Construçao Brasil, Ltda.	R. de Janeiro (BR)	310,873	100.00	Befesa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	-	(1)	-
Abengoa Energy Crops Uruguay, S.A.	Buenos Aires (AR)	2	100.00	Teyma Renovables, S.A.	-	(1)	-
Abengoa Finance	Seville (ES)	60	100.00	Abengoa, S.A.	-	(1)	B
Abengoa Hellas Solar Power Systems Limited Liabilities Company	Atenas (GR)	30	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	-	(3)	B
Abengoa Hidrógeno, S.A.	Seville (ES)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.	-	(7)	-
Abengoa México, S.A. de CV	Mexico City (MX)	147,448	97.65	Asa Investment, AG	-	(1)	-
Abengoa Perú, S.A.	Lima (PE)	126,286	99.90	Asa Investment, AG	-	(1)	B
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Siema Investment, S.L./Abencor Suministros, S.A.	-	(1)	A
Abengoa Research, S.L.	Seville (ES)	9,053	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	-	(1)	D
Abengoa SeaPower, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
Abengoa Servicios Industriales, S.A. de C.V.	Mexico City (MX)	1,810	100.00	Abengoa México, S.A. de C.V./Asa Iberoamérica, S.L.	-	(5)	-
Abengoa Servicios S.A. De C.V.	Mexico City (MX)	158	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A.	-	(1)	-
Abengoa Solar Power Australia Pty Limited	Brisbane (AU)	217	100.00	Abengoa Solar Internacional, S.A.	-	(3)	-
Abengoa Solar Brasil Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	962	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	(*)	(7)	-
Abengoa Solar Chile, S.A.	Santiago de Chile (CL)	-	100.00	Abengoa Solar Internacional S.A./Abengoa Chile, S.A.	(*)	(7)	-
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	-	(3)	-
Abengoa Solar España, S.A.	Seville (ES)	34,846	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	-	(7)	B
Abengoa Solar Extremadura, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	-	(3)	-
Abengoa Solar GmbH	Berlin (DE)	160	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B
Abengoa Solar India Private Limited	Maharashtra (IN)	1,121	100.00	Abengoa Solar China, S.A./Abengoa Solar, S.A.	-	(7)	B
Abengoa Solar Industrial Systems, LLC	Colorado (US)	3,977	100.00	Abengoa Solar, LLC	-	(7)	B
Abengoa Solar Internacional, S.A.	Seville (ES)	12,501	100.00	Abengoa Solar, S.A.	-	(7)	B
Abengoa Solar Italia, S.R.L.	Rome (IT)	1,666	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar, S.A.	-	(7)	D
Abengoa Solar México S.A. de C.V.	Mexico City (MX)	46	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	(*)	(7)	-
Abengoa Solar New Technologies, S.A.	Seville (ES)	3,986	100.00	Abengoa Solar, S.A.	-	(7)	B
Abengoa Solar Operations LLC	Delaware (US)	1	100.00	Abengoa Solar, LLC	-	(3)	-
Abengoa Solar Power South Africa (Pty) Ltd.	Gauteng (ZA)	888	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B
Abengoa Solar Power, S.A.	Seville (ES)	250	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	-	(3)	-
Abengoa Solar Research, S.A.	Seville (ES)	60	100.00	Abengoa Solar New Technologies, S.A./Abengoa Research, S.A.	(*)	(7)	-
Abengoa Solar South Africa (Pty) Ltd.	Gauteng (ZA)	5,994	100.00	South Africa Solar Investments, S.L.	-	(7)	B
Abengoa Solar US Holdings Inc.	Colorado (US)	569,909	100.00	Abengoa US Holding, LLC.	-	(7)	-
Abengoa Solar Ventures S.A	Seville (ES)	26,660	100.00	Abengoa Solar, S.A.	-	(7)	B
Abengoa Solar, LLC	New York (US)	385,228	100.00	Abengoa US Operations, LLC	-	(7)	B
Abengoa Solar, S.A.	Seville (ES)	12,060	100.00	Abengoa, S.A./Abengoa Solar España, S.A.	-	(7)	B
Abengoa SP Holdings, LLC	California (US)	22,845	100.00	Abengoa Solar, LLC	(*)	(7)	-
Abengoa Transmisión Norte, S.A. (ATN)	Lima (PE)	174,756	100.00	Abengoa Perú, S.A./Asa Iberoamérica, S.L.	-	(2)	B
Abengoa Transmisión Sur, S.A. (ATS)	Lima (PE)	61,401	75.00	Asa Iberoamérica, S.L./Abengoa Perú, S.A.	-	(2)	B
Abengoa Transmission & Infrastructure, LLC	Delaware (US)	725	100.00	Abeinsa, LLC	-	(1)	-

133 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix I.- Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Abengoa US Holding, LLC	Washington (US)	1,150,643	100.00	Abengoa Bioenergía, S.A / Abengoa Solar, S.A /Abeinsa, S.A./Abengoa Water, S.L.U.	-	(1)	-
Abengoa US Operations, LLC	Washington (US)	998,350	100.00	Abengoa US, LLC	-	(1)	-
Abengoa US, LLC	Washington (US)	568,434	100.00	Abengoa Bioenergy Holdco, Inc / Abengoa Solar US Holdings, Inc / Abengoa Water Holding USA, Inc / Abener Energía, S. A / Abacus Project Management, Inc / Abeinsa Holding, Inc.	-	(1)	-
Abengoa Water Agadir, S.L.	Seville (ES)	3	100.00	Abengoa Water, S.L.U.	(*)	(7)	-
Abengoa Water Beijing Co., Ltd	Beijing (CN)	3	100.00	Abengoa Water, S.L.U.	-	(4)	D
Abengoa Water Chile, Limitada	Santiago de Chile (CL)	-	100.00	Abengoa Water, S.L.U./Abengoa Water International, S.L.U.	(*)	(4)	-
Abengoa Water Dalian, S.L.U.	Seville (ES)	33	100.00	Abengoa Water, S.L.U.	-	(7)	-
Abengoa Water Holding USA, Inc.	Delaware (US)	5,072	100.00	Abengoa US Holding, LLC	-	(4)	-
Abengoa Water International, S.L.U.	Seville (ES)	3	100.00	Abengoa Water, S.L.U.	(*)	(7)	-
Abengoa Water Investments Ghana BV	Amsterdam (NL)	3,637	100.00	Abengoa Water Nungua, S.L.U.	-	(7)	-
Abengoa Water Nungua, S.L.U.	Seville (ES)	3,399	100.00	Abengoa Water, S.L.U.	-	(7)	-
Abengoa Water USA, LLC	Texas (US)	2,102	100.00	Abengoa US Operations, LLC	-	(7)	D
Abengoa Water, S.L.U.	Seville (ES)	10,860	100.00	Abengoa, S.A./Siema	-	(7)	B
Abengoa Yield Ltd.	Leeds (GB)	-	100.00	Abengoa Concessions Investments Ltd.	(*)	(1)	-
Abengoa Yield S.à r.l.	Luxembourg (LU)	13	100.00	Abengoa Concessions Investments, S.à r.l.	(*)	(1)	-
Abent 3T, S de RL de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V. / Abener Energía S.A.	-	(5)	-
Abenta Concessões Brasil	R. de Janeiro (BR)	3	95.84	Abengoa Concessões Brasil Holding, S.A.	-	(2)	-
Abenta Construçao Brasil Ltda	R. de Janeiro (BR)	10,785	100.00	Inabensa Rio, Ltda /Abengoa Brasil Ltda.	-	(1)	-
Abentel Telecomunicaciones, S.A.	Seville (ES)	5,530	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Abentey Gerenciamento de Projectos de Engenharia e Construçao, Ltda.	Pirassununga (BR)	-	100.00	Abener Energía, S.A./Teyma Internacional, S.A.	-	(1)	-
Abratey Construção, Ltda.	R. de Janeiro (BR)	-	100.00	Abengoa Concessoes Brasil Holding S.A./Teyma Internacional	-	(1)	-
ACT Holdings, S.A. de C.V.	Mexico City (MX)	-	100.00	Abengoa México, S.A. de C.V./Servicios Auxiliares de Administración, S.A. de C.V.	(*)	(1)	-
Advanced Feedstocks of Kansas, LLC	Chesterfield (US)	37	51.00	Abengoa Bioenergy Trading US, LLC	(*)	(6)	-
Aguas de Skikda	Argel (DZ)	10,811	51.00	Geida Skikda, S.L.	-	(4)	D
Alantia, Ltd	Tel Aviv (IL)	-	100.00	Rioglass Solar Holding, S.A.	(*)	(7)	-
Aleduca, S.L.	Madrid (ES)	7,255	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(7)	-
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	2,211	98.00	Abeinsa Asset Management, S.L.	-	(5)	C
Arao Enerxías Eólica, S.L.	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	-	(5)	-
Arizona Solar One, LLC	Colorado (US)	415,389	100.00	Abengoa Solar Inc.	-	(3)	B
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	99.98	Abengoa Bioenergía, S.A.	-	(6)	B
Asa Bioenergy of Nebraska, LLC	Chesterfield (US)	38,518	100.00	Abengoa Bioenergy Operations, LLC	-	(6)	B
Asa Desulfuración, S.A.	Barakaldo (ES)	100,611	100.00	Siema Investment, S.L.U.	-	(5)	-
Asa E.& E.H., AG	Zug (SZ)	81	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(1)	A
Asa Iberoamérica, S.L.	Seville (ES)	48,522	100.00	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	D
Asa Investment AG	Zug (SZ)	69,950	100.00	Abeinsa Inversiones Latam, S.L.	-	(1)	B
ASA Investment Brasil Ltda	R. de Janeiro (BR)	678	100.00	Befesa Brasil/Abengoa Brasil, S.A.	-	(1)	-
ASO Holdings LLC	Colorado (US)	197,430	(**)	Abengoa Solar US Holdings Inc.	-	(7)	B
ATE VI Campos Novos Transmissora de Energía ,S.A	R. de Janeiro (BR)	41,056	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	-
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	25,998	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	-
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Brasil, S.A./Abengoa Concessoes Brasil Holding, S.A.	-	(2)	-
ATE X Abengoa Brasil Administraçao Predial Ltda	R. de Janeiro (BR)	-	100.00	Abengoa Brasil, S.A./Abengoa Concessoes Brasil Holding, S.A.	-	(1)	-
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	181,441	50.50	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	-
ATE XII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	141,285	51.00	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	-
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	57,776	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	-	(2)	-
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	11,401	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	-	(2)	-
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	31,646	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	-	(2)	-
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	14,483	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	-	(2)	-
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	19,721	100.00	Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	-
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	88,282	100.00	Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	-
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	-
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	-
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	56	100.00	Abengoa Transmisión Norte, S.A./Abengoa Perú, S.A.	-	(2)	B
ATN 2, S.A.	Santiago de Chile (CL)	7,318	40.00	Abengoa Transmisión Norte S.A./Abengoa Perú, S.A.	-	(2)	B
ATN 3, S.A.	Lima (PE)	3,672	100.00	Abengoa Perú, S.A./Abengoa Transmisión Norte, S.A.	(*)	(2)	-
Aurorex, S.A.	Buenos Aires (AR)	516	100.00	Teyma Renovables, S.A.	-	(1)	-
Aznalcóllar Solar, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Balofix S.A.	Buenos Aires (AR)	-	100.00	Teyma Renovables, S.A.	(*)	(1)	-
Befesa Agua Djerba, S.L.	Seville (ES)	13	100.00	Abengoa Water, S.L.U.	-	(7)	-
Befesa Agua Tenes S.L.	Madrid (ES)	16,143	100.00	Abengoa Water S.L.U.	-	(4)	-
Befesa Apa, S.R.L	Bucarest (RO)	10	100.00	Abeima Agua Internacional, S.L.	-	(1)	-
Befesa Brasil	R. de Janeiro (BR)	1,304	100.00	Asa Investment, AG/Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	-	(5)	-
Befesa CTA Qingdao S.L.U	Madrid (ES)	35,163	100.00	Abengoa Water, S.L.U.	-	(4)	B
Befesa Desalination Developments Ghana Limited	Accra (GH)	4	56.00	Abengoa Water Investment Ghana BV	-	(4)	B
Befesa Limpiezas Industriales México S.A. de C.V.	Mexico City (MX)	6	100.00	Abengoa Servicios Industriales, S.A. /Abengoa México, S.A. de CV	-	(5)	-
Beijing Abeinsa Management Consulting Co., Ltd.	Beijing (CN)	175	100.00	Abeinsa Business Development, S.A.	(*)	(1)	-
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Bioetanol Galicia, S.A.	A Coruña (ES)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Cadonal, S.A.	Montevideo (UY)	75	100.00	Holding Energía Eólica, S.A.	-	(5)	B
Captación Solar, S.A.	Seville (ES)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	-	(1)	-
Captasol Fotovoltaica 1, S.L.	Seville (ES)	57	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 2, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-

134 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix I.- Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Captasol Fotovoltaica 3, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 4, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 5, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 6, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 7, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 8, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 9, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 10, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 11, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 12, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 13, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 14, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 15, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 16, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 17, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 18, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 19, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 20 S.L.	Seville (ES)	1,144	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 21 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 22 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 23 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 24 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 25 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 26 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 27 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 28 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 29 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 30 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 31 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 32 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 33 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 34 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 35 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 36 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 37 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 38 S.L.	Seville (ES)	-	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 52 S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A.	-	(3)	-
Carpio Solar Inversiones, S.A.	Seville (ES)	130,859	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	-	(7)	B
Casaquemada Fotovoltaica, S.L.	Seville (ES)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Cedisolar, S.A.	Ourense (ES)	4,992	57.50	Rioglass Solar Holding, S.A.	-	(3)	-
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Centro Morelos 264 S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios Auxiliares de Administración, S.A.	-	(1)	-
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Comemsa, Construcc Metalicas Mexicanas, S.A. De CV	Queretaro (MX)	20,167	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	-	(4)	-
Construcciones y Depuraciones, S.A.	Seville (ES)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Construtora Integração Ltda.	R. de Janeiro (BR)	-	51.00	Abengoa Brasil, S.A.	-	(1)	-
Copero Solar Huerta Uno, S.A.	Seville (ES)	96	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Dos, S.A.	Seville (ES)	92	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Tres, S.A.	Seville (ES)	94	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	88	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Cinco, S.A.	Seville (ES)	87	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Seis, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Siete, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Ocho, S.A.	Seville (ES)	81	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Nueve, S.A.	Seville (ES)	42	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Diez, S.A.	Seville (ES)	32	50.00	Abengoa Solar España, S.A.	-	(3)	B
Cogeneración Villaricos, S.A.	Seville (ES)	5,951	99.22	Abeinsa Asset Management, S.L.	-	(5)	D
CSP Equity Investment S.a.r.l.	Luxembourg (LU)	342,318	100.00	Abengoa Solar España, S.A.	-	(7)	-
Cycon Solar, LTD	Nicosia (CY)	1	100.00	Abengoa Solar Internacional, S.A.	-	(3)	B
Dalian Xizhong Island Desalination Co., Ltd	Dalian (CN)	-	51.00	Abengoa Water Dalian, S.L.U.	(*)	(4)	-
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico City (MX)	-	100.00	Abengoa México, S.A. de C.V. /Servicios Auxiliares de Administración, S.A. De C.V.	-	(1)	-
Ecija Solar Inversiones, S.A.	Seville (ES)	85,886	100.00	CSP Equity Investment S.A.R.L./Abengoa Solar, S.A.	-	(7)	B
Ecoagricola, S.A.	Murcia (ES)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	-	(6)	B
Ecocarburantes Españoles, S.A.	Murcia (ES)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Energoprojekt-Gliwice S.A.	Gliwice (PL)	9,895	100.00	Abener Energía, S.A.	-	(1)	D
Energy & Environmental Constructions, LLC	Delaware (US)	-	100.00	Abeinsa, LLC	(*)	(1)	-
Enernova Ayamonte S.A.	Huelva (ES)	2,281	91.00	Abeinsa Asset Management, S.L.	-	(5)	D
Enicar Chile, SA	Santiago de Chile (CL)	3	100.00	Abengoa Chile, S.A.	-	(2)	-
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	-	(1), (7)	-
Europa Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenv. Solares Ltda./Mallorca Desenvolvimentos Solares, Ltda.	(*)	(3)	-
Extremadura Equity Investments Sárl.	Luxembourg (LU)	327,707	100.00	Logrosán Equity Investments Sárl	(*)	(7)	-

135 Appendices Informe Anual 2013 | ABENGOA 02 Appendi Appendix I. x I.- Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (continuation) Company Name Registered Address Amount in thousands of € % of Nominal Capital Parent Company (*) Activity (see Page 8) Auditor Faritel, S.A. Montevideo (UY) 12 100.00 Teyma Forestal, S.A. - (1) - Financiera Soteland, S.A. Montevideo (UY) 415 100.00 Asa Investment AG - (1) - Fotovoltaica Solar Sevilla, S.A. Seville (ES) 800 80.00 Abengoa Solar España, S.A. - (3) B Geida Skikda, S.L. Madrid (ES) 7,577 67.00 Abengoa Water S.L.U. - (4) - GES Investment C.V. Amsterdam (NL) - 92.00 ASA Investment AG - (1) - Gestión Integral de Recursos Humanos, S.A. Seville (ES) 462 100.00 Siema Technologies, S.L - (1) B Girhmex, S.A. De C.V. Mexico City (MX) - 100.00 Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V. - (1) - Global Engineering Services LLC Delaware (US) 2 100.00 GES Investment C.V. - (1) - Helioenergy Electricidad Tres, S.A. Seville (ES) 4,560 100.00 Abengoa Solar España, S.A./Abengoa Solar NT, S.A. - (3) - Helioenergy Electricidad Cuatro, S.A. Seville (ES) 60 100.00 Abengoa Solar España, S.A./Abengoa Solar NT, S.A. - (3) - Helioenergy Electricidad Cinco, S.A. Seville (ES) 60 100.00 Abengoa Solar España, S.A./Abengoa Solar NT, S.A. - (3) - Helioenergy Electricidad Once, S.A. Seville (ES) 60 100.00 Abengoa Solar España, S.A./Abengoa Solar NT, S.A. - (3) - Helioenergy Electricidad Trece, S.A. Seville (ES) 60 100.00 Abengoa Solar España, S.A./Abengoa Solar NT, S.A. - (3) - Helioenergy Electricidad Veintiuno, S.A Seville (ES) 60 100.00 Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A. - (3) - Helioenergy Electricidad Veintidos, S.A Seville (ES) 60 100.00 Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A. - (3) - Helioenergy Electricidad Veintitres, S.A Seville (ES) 60 100.00 Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A. - (3) - Helioenergy Electricidad Veinticuatro, S.A Seville (ES) 60 100.00 Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A. - (3) - Helios I Hyperion Energy Investments, S.L. Seville (ES) 120,739 100.00 Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A. - (3) B Helios II Hyperion Energy Investments, S.L. Madrid (ES) 113,181 100.00 Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A. - (3) B Hidro Abengoa, S.A. De C.V. Mexico City (MX) 4 100.00 Abengoa México, S.A. de C.V./Abeinsa Infraestructuras Medio Ambiente, S.A. - (1) - Holding de Energía Eólica, S.A. Montevideo (UY) 30,642 100.00 Teyma Renovables/Instalaciones Inabensa, S.A - (1) B Hypesol Energy Holding , S.L. Seville (ES) 236,067 100.00 Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A. - (7) B Inabensa Bharat Private Limited New Delhi (IN) 5,643 100.00 Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A. - (1) A Inabensa Electric and Electronic Equipment Manufacturing (Tiajin )Co. Ltda. Tianjin (CN) 190 100.00 Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A. - (1) D Inabensa Fotovoltaica, S.L. Seville (ES) 3 100.00 Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A. - (1) - Inabensa France, S.A. Pierrelate (FR) 550 100.00 Instalaciones Inabensa, S.A. - (1) B Inabensa Limited Leeds (GB) - 100.00 Instalaciones Inabensa, S.A. - (1) - Inabensa Maroc, S.A. Tanger (MA) 2,373 100.00 Instalaciones Inabensa, S.A. - (1) A Inabensa Pty Ltd Johannesburg (ZA) - 100.00 Instalaciones Inabensa, S.A. - (1) - Inabensa Rio Ltda R. de Janeiro (BR) 12,383 100.00 Befesa Brasil, S.A./Abengoa Brasil, S.A. - (1) - Inabensa Saudí Arabia, LLC Dammam (SA) 93 100.00 Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A. - (1) - Inabensa USA, LLC Phoenix (US) 36 100.00 Abeinsa, Inc. LLC. - (1) - Inabensa, LLC Ruwi (OM) 366 70.00 Instalaciones Inabensa, S.A. - (1) - Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L. Huesca (ES) 4,007 95.00 Abeinsa Infraestructuras Medio Ambiente, S.A. - (5) - Iniciativas Hidroeléctricas, S.A. Seville (ES) 1,227 50.00 Abeinsa Infraestructuras Medio Ambiente, S.A. - (5) - Insolation Sic 4 S.R.L Rome (IT) - 100.00 Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A. - (3) - Insolation Sic 6 S.R.L Rome (IT) - 100.00 Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A. - (3) - Insolation Sic 7.R.L Palermo (IT) - 100.00 Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A. - (3) - Insolation Sic 8 S.R.L Palermo (IT) - 100.00 Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A. - (3) - Insolation Sic 9 S.R.L Rome (IT) - 100.00 Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A. - (3) - Insolation 17 S.R.L Rome (IT) 9 100.00 Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A. - (7) D Insolation 18 S.R.L Rome (IT) - 100.00 Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A. - (3) - Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L. Seville (ES) - 100.00 Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A. - (1) - Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L. Seville (ES) - 100.00 Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A. - (1) - Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L. Seville (ES) - 100.00 Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A. - (1) - Instalaciones Inabensa Insaat Enerji Limited Sirketi Ankara (TR) 58 100.00 Instalaciones Inabensa, S.A. - (1) B Instalaciones Inabensa, S.A. Seville (ES) 17,307 100.00 Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A. - (1) - Inversora Enicar S.A. Santiago de Chile (CL) 1,868 100.00 Abengoa Chile, S.A. - (2) - Junertil S.A. Buenos Aires (AR) - 100.00 Teyma Renovables, S.A. (*) (1) - Kaxu CSP O&M Company (Pty) Limited Gauteng (ZA) - 92.00 Abengoa Solar Power South Africa (Pty) Ltd. - (3) - Kaxu CSP South Africa (Proprietary) Limited Gauteng (ZA) 1,232 51.00 Abengoa Solar South Africa (Pty) Ltd. - (3) B Khi CSP O&M Company (Pty) Limited Gauteng (ZA) - 92.00 Abengoa Solar Power South Africa (Pty) Ltd. - (3) - Khi CSP South Africa (Proprietary) Limited Gauteng (ZA) 739 51.00 Abengoa Solar South Africa (Pty) Ltd. - (3) B Klitten, S.A. Montevideo (UY) 15 100.00 Teyma Construcciones, S.A. - (1) - L.T. Rosarito y Monterrey, S.A. De CV Mexico City (MX) 3,084 100.00 Asa Investment AG/Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A. - (1) - Las Cabezas Fotovoltaica, S.L. Seville (ES) 8,164 100.00 Abengoa Solar España, S.A./Abengoa Solar, S.A. - (3) B Las Cabezas Solar, S.L. Seville (ES) 3 100.00 Aleduca, S.L. - (3) - Linares Fotovoltaica, S.L. Seville (ES) 3,271 100.00 Abengoa Solar España, S.A./Abengoa Solar, S.A. - (3) B Lineas 612 Norte Noroeste, S.A. De C.V. Mexico City (MX) 3 100.00 Abengoa México, S.A. de C.V./Abengoa, S.A. - (1) - Linha Verde Transmisora de Energia S.A Brasilia (BR) 12,088 51.00 Abengoa Concessoes Brasil Holding S.A. - (2) - Logrosán Equity Investments Sárl. Luxembourg (LU) 327,707 100.00 Logrosán Solar Inversiones Dos, S.L. (*) (7) - Logrosán Solar Inversiones Dos, S.L. Seville (ES) 327,723 100.00 Abengoa Solar España S.A./Abengoa Solar S.A. - (7) - Logrosán Solar Inversiones, S.A. Extremadura (ES) 125,113 100.00 CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A. - (7) B Londrina Transmissora De Energía, S.A. R. de Janeiro (BR) 39,663 100.00 Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda. - (2) - Mallorca Desenvolvimentos Solares Ltda. R. de Janeiro (BR) 3 100.00 Abengoa Solar Brasil Desenv. Solares, Ltda./Europa Desenvolvimentos Solares, Ltda. (*) (3) - Manaus Constructora Ltda R. de Janeiro (BR) - 50.50 Abengoa Brasil, Ltda. - (1) - Marismas PV A1, S.L. Seville (ES) 6,998 100.00 Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A. - (3) - Marismas PV A2, S.L. Seville (ES) - 100.00 Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A. - (3) - Marismas PV A3, S.L. Seville (ES) - 100.00 Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A. - (3) - Marismas PV A4, S.L. Seville (ES) - 100.00 Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A. - (3) - Marismas PV A5, S.L. Seville (ES) - 100.00 Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A. - (3) - Marismas PV A6, S.L. Seville (ES) - 100.00 Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A. - (3) - Shareholding

136 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix I.- Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Maremas PV A7, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A8, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A9, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A10, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A11, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A12, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A13, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A14, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A15, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A16, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A17, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV A18, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B1, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B2, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B3, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B4, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B5, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B6, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B7, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B8, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B9, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B10, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B11, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B12, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B13, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B14, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B15, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B16, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B17, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV B18, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C1, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C2, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C3, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C4, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C5, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C6, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C7, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C8, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C9, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C10, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C11, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C12, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C13, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C14, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C15, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C16, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C17, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV C18, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV E1, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV E2, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Maremas PV E3, S.L.	Seville (ES)	-	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
Maruthal Green Power Private Limited	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
Mojave Solar Holding, LLC.	Delaware (US)	246,522	100.00	Abengoa Solar, LLC.	-	(7)	-
NEA Solar Investments, LLC	Delaware (US)	200	100.00	Abengoa Solar LLC.	(*)	(7)	-
NEA Solar Investments, S.A.	Seville (ES)	61	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar S.A./Abengoa Solar España, S.A.	-	(7)	-
NEA Solar O&M, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	-	(7)	-
NEA Solar Power, Ltd.	Ashalim (IL)	-	100.00	NEA Solar Investments, LLC	(*)	(7)	-
NEA Solar Power, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	-	(7)	-
Nicefield S.A.	Buenos Aires (AR)	13	100.00	Teyma Renovables, S.A./Instalaciones Inabensa, S.A.	-	(5)	-
Nicsa Asia Pacific Private Limited	Singapore (SG)	-	100.00	Negocios Industriales y Comerciales, S.A.	-	(1)	-
Nicsa Fornecimiento de Materiais Eléctricos, Ltda.	R. de Janeiro (BR)	5,152	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Nicsa Industrial Supplies Corporation	Houston (US)	757	100.00	Abeinsa, Inc. LLC.	-	(1)	-
Nicsa Industrial Supplies South Africa (Pty) Ltd.	Upington (ZA)	-	100.00	Nicsa, Negocios Industriales y Comerciales, S.A.	(*)	(1)	-
Nicsa Mexico, S.A. de CV	Mexico City (MX)	4	100.00	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	-	(1)	-
Nicsa Middle East, FZE	Sharjah (AE)	29	100.00	Negocios Industriales y Comerciales, S.A.	-	(1)	B
Nicsa Perú, S.A.	Lima (PE)	6	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	C
Norventus Atlántico, S.L.	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	-	(5)	-
Omega Chile SpA	Santiago de Chile (CL)	2	100.00	Omega Sudamérica, S.L.	(*)	(1)	-
OMEGA Operação e Manutenção de Linhas de Transmissão, S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	-	(1)	-
Omega Perú Operación y Mantenimiento S.A.	Lima (PE)	-	100.00	Omega Sudamérica S.L./Abengoa Perú S.A.	(*)	(1)	-

137

Informe Anual 2013 | ABENGOA

02 Appendices

Appendix I.- Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Omega Sudamérica, S.L	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	-	(1)	-
Operación y Mantenimiento Uruguay, S.A.	Montevideo (UY)	2	100.00	Omega Sudamérica S.L.	-	(5)	-
Palmatir S.A.	Montevideo (UY)	29,927	100.00	Holding de Energía Eólica, S.A.	-	(5)	B
Palmucho, S.A.	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A. / Enicar Chile, S.A.	-	(2)	-
Power Structures Inc.	Delaware (US)	-	100.00	Abeinsa, Inc. LLC.	-	(1)	-
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	176	99.10	Abeinsa Asset Management, S.L.	-	(5)	-
Presentel, S.A.	Buenos Aires (AR)	3	100.00	Abencor Suministros, S.A.	(*)	(1)	-
Procesos Ecológicos Carmona 1, S.A.	Seville (ES)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Carmona 2, S.A.	Seville (ES)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Carmona 3, S.A.	Seville (ES)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Lorca 1, S.A.	Seville (ES)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Vilches, S.A.	Seville (ES)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(5)	-
Proecsa, Procesos Ecológicos, S.A.	Seville (ES)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Promotora Serabén de Servicios Corporativos, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Mexico S.A. de C.V./Abengoa Mexico S.A. de C.V.	-	(1)	-
Qingdao BCTA Desalinataion Co.Ltd.	Qingdao (CH)	37,786	92.59	Befesa CTA Qingdao, S.L.	-	(4)	B
Qingdao Befesa Agua Co., Ltd (WFOE Qingdao)	Qingdao (CH)	1,609	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	-	(1)	-
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
Rioglass Solar 2, S.A.	Asturias (ES)	60	100.00	Rioglass Solar Holding, S.A.	-	(7)	B
Rioglass Solar Holding, S.A.	Asturias (ES)	502	50.00	Abengoa Solar, S.A.	-	(7)	B
Rioglass Solar Inc.	Delaware (US)	9,391	100.00	Rioglass Solar Holding, S.A.	-	(7)	B
Rioglass Solar Int.	Brussels (BE)	62	100.00	Rioglass Solar Holding, S.A./Rioglass Solar, S.A.	(*)	(3)	-
Rioglass Solar, S.A.	Asturias (ES)	6,906	100.00	Rioglass Solar Holding, S.A.	-	(7)	B
Rioglass South Africa (Lty) Ltd.	Upington (ZA)	60	100.00	Rioglass Solar Holding, S.A.	(*)	(7)	-
Royalla PV Pty Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	-	(3)	-
S.E.T Sureste Peninsular, S.A. De CV	Mexico City (MX)	1,700	100.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	-	(1)	-
Sanlúcar Solar, S.A.	Seville (ES)	8,215	100.00	Abengoa Solar, S.A./Asa Environment	-	(3)	B
Sao Mateus Transmissora de Energia, Ltda.	R. de Janeiro (BR)	57,569	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	-
SAS Abengoa Bioenergie Biomasse France	Arance (FR)	3	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Servicios Auxiliares de Administración, S.A. De C.V.	Mexico City (MX)	3	99.80	Abengoa México, S.A. de C.V./Abengoa, S.A.	-	(1)	-
Servicios de Ingeniería IMA, S.A.	Santiago de Chile (CL)	3,268	94.08	Abengoa Chile, S.A.	-	(1)	-
Shariket Tenes Lilmiyah Spa	Argel (DZ)	15,630	51.00	Befesa Aguas Tenes, S.L.	-	(4)	D
Siema AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(1)	-
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	-	(1)	-
Siema Investment, S.L.U.	Madrid (ES)	7,000	100.00	Siema Technologies, S.L.	-	(1)	-
Siema Technologies, S.L.	Madrid (ES)	24,297	100.00	Abengoa, S.A./Siema AG	-	(1)	B
Simosa I.T., S.A.	Seville (ES)	61	100.00	Abengoa, S.A./Simosa, S.A.	-	(1)	B
Simosa IT Uruguay S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	-	(1)	B
Simosa IT US, LLC	Chesterfield (US)	-	100.00	Simosa IT, S.A.	-	(1)	B
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	-	(1)	C
Sinalan, S.A.	Montevideo (UY)	3	100.00	Teyma Forestal, S.A.	-	(1)	-
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico City (MX)	4,458	65.00	Abengoa Servicios Industriales, S.A./Abengoa México, S.A. de CV	-	(5)	-
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	B
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (ES)	12,798	100.00	Asa Iberoamérica, S.L.	-	(1)	B
SoBG	Barcelona (ES)	6,762	100.00	Abengoa Solar, S.A.	-	(7)	D
Solaben Electricidad Uno	Caceres (ES)	164,915	100.00	Extremadura Equity Investments Sàrl.	-	(3)	B
Solaben Electricidad Dos	Caceres (ES)	62,688	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	-	(3)	B
Solaben Electricidad Tres	Caceres (ES)	62,401	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	-	(3)	B
Solaben Electricidad Seis	Badajoz (ES)	162,793	100.00	Extremadura Equity Investments Sàrl.	-	(3)	B
Solaben Electricidad Ocho, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.	-	(3)	-
Solaben Electricidad Diez, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solacor Electricidad Uno, S.A.	Seville (ES)	57,902	74.00	Carpio Solar Inversiones, S.A.	-	(3)	B
Solacor Electricidad Dos, S.A.	Seville (ES)	58,477	74.00	Carpio Solar Inversiones, S.A.	-	(3)	B
Solar de Receptores de Andalucía, S.A.	Seville (ES)	60	100.00	Abengoa Solar, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solar Power Plant One (SPP1)	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	-	(3)	D
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	173	100.00	Abengoa Solar South Africa (Pty) Ltd.	-	(3)	B
Solar Processes, S.A.	Seville (ES)	14,578	100.00	Abengoa Solar España,S.A./ Instalaciones Inabensa, S.A.	-	(3)	B
Solargate Electricidad Tres., S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Cuatro., S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Cinco., S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solnova Electricidad, S.A.	Seville (ES)	30,986	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	-	(3)	B
Solnova Electricidad Dos, S.A.	Seville (ES)	4,360	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Solnova Electricidad Tres, S.A.	Seville (ES)	30,110	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	-	(3)	B
Solnova Electricidad Cuatro, S.A.	Seville (ES)	28,964	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	-	(3)	B
Solnova Electricidad Cinco, S.A.	Seville (ES)	3,460	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Solnova Electricidad Séis., S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solnova Solar Inversiones, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A.	-	(7)	B
Son Rivieren (Pty) Limited	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	-	(7)	B
South Africa PV Investments, S.L.	Seville (ES)	100	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A.	(*)	(7)	-
South Africa Solar Investments, S.L.	Seville (ES)	10,000	100.00	Abengoa Solar Internacional, S.A.	-	(7)	B
South Africa Solar Ventures, S.L.	Seville (ES)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A.	-	(7)	-
Subestaciones 611 Baja California, S.A. De C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	-	(1)	-
Tarefix S.A.	Delaware (US)	1	92.00	Asa Investment AG	-	(1)	B

138

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02 Appendices

Appendix I.- Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Teyma Abengoa, S.A.	Buenos Aires (AR)	49,055	100.00	Asa Investment, AG/Asa Iberoamérica, S.L.	-	(1)	-
Teyma Construcciones S.A.	Montevideo (UY)	5,094	97.00	Teyma Sociedad de Inversión, S.A.	-	(1)	B
Teyma Construction USA, LLC.	Phoenix (US)	1	100.00	Abeinsa, LLC.	-	(1)	-
Teyma Forestal, S.A.	Montevideo (UY)	787	100.00	Teyma Renovables	-	(7)	B
Teyma Gestión Ambiental, S.A.	Montevideo (UY)	18	100.00	Teyma Medioambiente, S.A.	-	(1)	-
Teyma India Private Limited	Mumbai (IN)	1,070	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	B
Teyma Medio Ambiente, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A.	-	(1)	-
Teyma Middle East, S.L.	Seville (ES)	1	100.00	Teyma, S.A. /Teyma Int., S.A. /Abacus Project Management Inc./Teyma Uruguay, S.A.	-	(1)	B
Teyma Paraguay, SA.	Asuncion (PY)	-	100.00	Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	-	(1)	-
Teyma Renovables, S.A.	Montevideo (UY)	3,563	98.00	Teyma Uruguay Holding S.A.	-	(1)	B
Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A.	-	(1)	B
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	18,220	92.00	Abeinsa Inversiones Latam, S.L.	-	(1)	B
Teyma South Africa (Pty) Ltd.	Upington (ZA)	80	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
Teyma Uruguay ZF, S.A.	Montevideo (UY)	23	100.00	Teyma Construcción, S.A.	-	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Chesterfield (US)	14,801	100.00	Teyma Construction USA, LLC/Abener Engineering and Construction Services, LLC.	-	(1)	B
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	8,889	99.90	Abengoa Chile, S.A.	-	(2)	-
Transmisora Mejillones S.A.	Santiago de Chile (CL)	7,257	99.90	Abengoa Chile, S.A.	-	(2)	-
Transportadora Bahía Blanca S.A.	Buenos Aires (AR)	1	100.00	Abengoa S.A./Teyma Abengoa S.A.	(*)	(2)	-
Transportadora Cuyana, S.A.	Buenos Aires (AR)	4	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	-	(1)	-
Transportadora del Norte, S.A.	Buenos Aires (AR)	-	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	-	(1)	-
Transportadora Rio Coronda, S.A.	Buenos Aires (AR)	-	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	-	(1)	D
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	-	100.00	Teyma Argentina, S.A./Abengoa, S.A.	-	(1)	-
Turbogenerador Madero 7, S.A. de C.V.	Mexico City (MX)	1	100.00	Abener Energ., S.A./ Teyma, Gest. Cont. Const. e Ing., S.A./Abengoa México, S.A. de C.V.	(*)	(1)	-
Waste to Energy Suppliers San Jose, S.A.	Costa Rica (CR)	-	100.00	Abeinsa Inf. de Medio Ambiente, S.A./Teyma, Gestión de Contratos e Ingeniería, S.A.	(*)	(1)	-
XiNa CSP South Africa (Pty) Ltd	Gauteng (ZA)	39	100.00	South Africa Solar Investments, S.L.	-	(7)	B
Zero Emissions Technologies, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	-	(7)	-
Zeroemissions (Beijing) Technology Consulting Service Co. Ltd	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	-	(1)	-
Zeroemissions Carbon Trust, S.A.	Seville (ES)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(7)	-
Zeroemissions do Brasil, Ltda	R. de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	-	(1)	-
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Manaus (BR)	7,210	60.00	Abengoa Concessões Brasil Holding, S.A.	(*)	(5)	-

(*) Companies incorporated or acquired and consolidated for the first time in the year.
(**) Abengoa 100% class B (control), Liberty 100% class A.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areae: Cogeneration and others.
(6) Operating segment activities area: Bioenergy.
(7) Operating segment activities area: Others.

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte (for legal purposes).
C Audited by Auditoría y Consulta (for legal purposes).
D Audited by others auditors (for legal purposes).

139 Appendices Informe Anual 2013 | ABENGOA 02 Appendix II. I. I.- Associate Associated companies and Joint Ventures included in the 2013 d consolidation perimeter using the participation method Company Name Registered Address Amount in thousands of € % of Nominal Capital Parent Company (*) Activity Auditor Abengoa Bioenergy Biomass of Kansas, LLC Chesterfield (US) 330,036 100.00 Abengoa Bioenergy Hybrid of Kansas, LLC. - (6) B Agua y Gestión de Servicios Ambientales, S.A. Seville (ES) 7,124 41.54 Abengoa Water, S.L.U. - (4) - Al Osais-Inabensa Co. Ltd Dammam (SA) 387 50.00 Inabensa Saudi Arabia, LLC - (1) B ATE VIII, Transmissora de Energía, S.A. R. de Janeiro (BR) 3,852 50.00 Abengoa Concessoes Brasil Holding, S.A. - (2) B Basor México, S.A.P.I. de C.V. Mexico City (MX) 180 50.00 Nicsamex, S.A. de C.V. (*) (1) - Central Eólica São Tomé Ltda. Sao Paulo (BR) 61 9.00 Abengoa Construçao Brasil, Ltda. - (5) - Chennai Water Desalination Limited Chennai (IN) 7,086 25.00 Abengoa Water, S.L.U. - (4) - Coaben, S.A. de C.V. Mexico City (MX) 1 50.00 Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A. - (1) B Cogeneración Motril, S.A. Seville (ES) 1,913 19.00 Abeinsa Asset Management, S.L. - (5) - Concecutex, S.A. de C.V. Toluca (MX) 6,932 50.00 Abengoa México, S.A. de C.V. - (5) B Concesionaria Costa del Sol S.A. Malaga (ES) 4,585 50.00 Instalaciones Inabensa, S.A. - (5) B Concesionaria Hospital del Tajo, S.A. Madrid (ES) 1,727 20.00 Instalaciones Inabensa, S.A. - (5) - Consorcio Teyma M y C Ingeniería Santiago de Chile (CL) 10 50.00 Abengoa Chile, S.A. - (1) - Evacuación Valdecaballeros, S.A. Madrid (ES) 8,984 57.14 Solaben Electricidad Uno, Dos, Tres y Seis, S.A. - (3) - Evacuación Villanueva del Rey, S.L. Seville (ES) 2 45.13 Helioenergy Electricidad Uno, Dos y Tres, S.A. - (3) - Explotaciones Varias, S.L. Seville (ES) 2,301 50.00 Abengoa, S.A. - (1) - Explotadora Hospital del Tajo, S.L. Madrid (ES) 1 20.00 Instalaciones Inabensa, S.A. - (5) - Geida Tlemcen, S.L. Madrid (ES) 13,584 50.00 Abengoa Water, S.L.U. - (4) - Ghenova Ingeniería S.L. Seville (ES) 1,027 20.00 Abener Energía, S.A. - (1) - Green Visión Holding BV Arnhem (NL) 3,000 24.00 Abengoa Hidrógeno, S.A. - (1) - Helioenergy Electricidad Uno, S.A. Seville (ES) 43,600 50.00 Écija Solar Inversiones, S.A. - (3) B Helioenergy Electricidad Dos, S.A. Seville (ES) 42,718 50.00 Écija Solar Inversiones, S.A. - (3) B Íbice Participações e Consultoria em Energia S.A. R. de Janeiro (BR) 462 50.00 Abengoa Concessões Brasil Holding, S.A. - (1) - Inabensa Green Energy Co., Ltd. Japan (JP) 198 50.00 Instalaciones Inabensa S.A. (*) (1) - Inapreu, S.A. Barcelona (ES) 2,318 50.00 Instalaciones Inabensa, S.A. - (5) B Kaxu Solar One (Pty) Ltd. Gauteng (ZA) 13,245 51.00 Abengoa Solar South Africa (Pty) Ltd. - (3) B Khi Solar One (Pty) Ltd Gauteng (ZA) 10,426 51.00 Son Rivieren (Pty) Limited - (3) B Ledincor S.A. Montevideo (UY) 530 49.00 Teyma Forestal, S.A. - (1) - Lidelir S.A. Montevideo (UY) 890 49.00 Teyma Forestal, S.A. - (1) - Micronet Porous Fibers, S.L. Vizcaya (ES) 2,809 50.00 Abengoa Water S.L.U. [K19] 50%; Porous Fiber 50% - (7) - Mojave Solar LLC Berkeley (US) 246,521 100.00 Mojave Solar Holding, LLC - (3) B Myah Bahr Honaine, S.P.A. Argel (DZ) 21,600 51.00 Geida Tlemcen, S.L. - (4) D Negev Energy - Ashalim Thermo-Solar Ltd. Tel Aviv (IL) - 50.00 NEA Solar Power, Ltd. (*) (3) - Palen Solar Holdings, LLC California (US) 22,845 42.97 Abengoa SP Holdings, LLC (*) (3) - Parque Eólico Cristalândia Ltda. Salvador - Bahía (BR) 1,016 20.00 Instalaciones Inabensa, S.A./Abengoa Concessões Brasil Holding, S.A. - (5) - Resurce, Resid. Urbanos de Ceuta, S.L. Seville (ES) 2,030 50.00 Abengoa, S.A. - (1) - Servicios Culturales Mexiquenses, S.A. de C.V. Mexico City (MX) 1 50.00 Abengoa México, S.A. de C.V. - (1) B Shams Power Company PJSC Abu-Dhabi (AE) 162 40.00 Total Abengoa Solar Emirates Investment Company, BV - (3) - SRC Nanomaterials, S.A Asturias (ES) 500 50.00 Rioglass Solar, S.A. - (3) - Tendogenix (RF) (Pty) Ltd. Gauteng (ZA) - 40.00 Xina CSP South Africa (Pty) Ltd (*) (3) - Total Abengoa Solar Emirates Investment Company, B.V. Amsterdam (NL) 24,177 50.00 Abengoa Solar Ventures, S.A - (7) B Total Abengoa Solar Emirates O&M Company, B.V. Amsterdam (NL) 165 50.00 Abengoa Solar Ventures, S.A. - (3) B TSMC Ingeniería y Contrucción, Ltda. Santiago de Chile (CL) 12 33.30 Abengoa Chile, S.A. - (1) - Shareholding (*) Companies incorporated or acquired and consolidated for the first time in the year. (1) Operating segment activities area: Engineering and Construction. (2) Operating segment activities area: Transmission. (3) Operating segment activities area: Solar. (4) Operating segment activities area: Water. (5) Operating segment activities areae: Cogeneration and others. (6) Operating segment activities area: Bioenergy. (7) Operating segment activities area: Others. A Audited by PricewaterhouseCoopers Auditores. B Audited by Deloitte (for legal purposes). C Audited by Auditoría y Consulta (for legal purposes). D Audited by others auditors (for legal purposes).

140

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02 Appendices

Appendix III.- Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Acceso Avda Pais Valencia	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Adis Segovia Valdestrilla	Madrid (ES)	-	7.00	Instalaciones Inabensa, S.A.	-	(1)	-
Agencia Andaluza de Energía	Sevile (ES)	6	35.00	Instalaciones Inabensa, S.A.	-	(1)	-
Albalac	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	-	(1)	-
Almanjayar	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Almeria	Almeria (ES)	2	50.00	Abengoa Water S.L.U.	-	(4)	-
Aparcamiento L'Ordana	Alicante (ES)	5	90.00	Instalaciones Inabensa, S.A.	-	(1)	-
APCA Inabensa-Abengoa Lote 1	Sevile (ES)	6	100.00	Instalaciones Inabensa, S.A./Abengoa S.A.	-	(1)	-
APCA Inabensa-Abengoa Lote 2	Sevile (ES)	6	100.00	Instalaciones Inabensa, S.A./Abengoa S.A.	-	(1)	-
Argelia	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Armilla	Sevile (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Asimel	Madrid (ES)	1	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Badaia	Vitoria (ES)	3	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Baja California	Sevile (ES)	-	100.00	Inabensa, S.A. /Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A./Serv. Aux. de Administración, S.A. de C.V.	-	(1)	D
Barras Parada	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
CARE Córdoba	Sevile (ES)	12	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Cartagena	Murcia (ES)	1	38.00	Abengoa Water S.L.U.	-	(4)	-
cd	Madrid (ES)	6	40.00	Instalaciones Inabensa, S.A.	-	(1)	-
CEI Huesca	Zaragoza (ES)	1	20.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Cercanias Tren (Camas-Salteras)	Madrid (ES)	1	35.00	Instalaciones Inabensa, S.A.	-	(1)	-
Circulo Mercantil e Industrial de Sevilla	Sevile (ES)	3	50.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Ciudad de la Justicia	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Consistorio	Madrid (ES)	6	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Consorcio Abengoa Kipreos Limitada	Santiago (CL)	8	50.00	Abengoa Chile, S.A.	(*)	(1)	-
Consorcio Ambiental de la Plata	Montevideo (UY)	1	40.00	Teyma Uruguay, S.A./Teyma Medioambiente S.A.	(*)	(1)	-
Consorcio Constructor Alto Cayma	Lima (PE)	-	25.00	Abengoa Perú, S.A.	(*)	(1)	-
Consorcio La Gloria	Lima (PE)	-	50.00	Abengoa Perú, S.A.	-	(1)	-
Consorcio Pachacutec	Lima (PE)	-	50.00	Abengoa Perú, S.A.	-	(1)	-
CPD Solares UTE	Madrid (ES)	10	35.00	Instalaciones Inabensa, S.A.	-	(1)	-
Edificio ETEA	Zaragoza (ES)	-	40.00	Instalaciones Inabensa, S.A.	-	(1)	-
Edificio ITA	Zaragoza (ES)	3	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Edificio PICA	Sevile (ES)	5	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Electrificación Burgos	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	-	(1)	-
Electrificación Granollers	Madrid (ES)	6	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Electrificación L-3	Madrid (ES)	1	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Emergencia NAT Barcelona	Barcelona (ES)	9	33.33	Instalaciones Inabensa, S.A.	-	(1)	-
Emvisesa Palacio Exposiciones	Sevile (ES)	2	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Energía Línea 9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Energía Noroeste	Sevile (ES)	6	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Equipamiento Solar Caballeria	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Facultades	Madrid (ES)	1	15.00	Instalaciones Inabensa, S.A.	-	(1)	-
Ferial Badajoz	Madrid (ES)	-	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Ferrovial-Agroman Teyma (FAT)	Montevideo (UY)	-	40.00	Teyma Uruguay, S.A.	(*)	(1)	-
Fotovoltaica Expo	Zaragoza (ES)	7	70.00	Instalaciones Inabensa, S.A.	-	(1)	-
Gallur Castejon	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	-	(1)	-
Guarderia La Nucia	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
H. Campus de la Salud	Sevile (ES)	2	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Hospital Costa del Sol	Malaga (ES)	10	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa-Jayton Catral	Alicante (ES)	10	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa-Jayton La Nucia	Alicante (ES)	6	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa-Jayton Villajoyosa	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabervion	Vizcaya (ES)	10	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inacom	Madrid (ES)	6	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Incubadora	Madrid (ES)	2	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inst. Eléctricas Hospital Costa del Sol	Malaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Hospital VQ	Sevile (ES)	6	60.00	Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Plataforma Sur	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
La Faisanera	Burgos (ES)	4	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Lav-Buixalleu	Barcelona (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Libia-Lineas	Sevile (ES)	-	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Machupichu	Sevile (ES)	6	100.00	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.	(*)	(1)	-
Mataporquera	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Meisa-Inabensa	Huelva (ES)	5	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Mnto.Comunic.Metro L9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Mobiliario La Nucia	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
Nat Electricidad	Madrid (ES)	4	33.34	Instalaciones Inabensa, S.A.	-	(1)	-
O&M Desal. Honaine	Argelia (DZ)	2	50.00	Abengoa Water S.L.U.	-	(4)	-
Ontoria	Vizcaya (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Pabellón Cubierto La Nucia	Alicante (ES)	9	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
Parque aeronáutico	Sevile (ES)	2	40.00	Instalaciones Inabensa, S.A.	-	(1)	-
Parque Soland	Sevile (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-

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02 Appendices

Appendix III.- Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Patrimonio	Seville (ES)	2	35.00	Instalaciones Inabensa, S.A.	-	(1)	-
Peaje Irun (Telvent Inabensa)	Bilbao (ES)	-	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Pistas Deportivas La Nucia	Alicante (ES)	1	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
Preufet Juzgados	Barcelona (ES)	6	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Primapen III	Gijón (ES)	36	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Rap Fenol	Madrid (ES)	1	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Rotonda CV-70	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
S/E Blanes	Madrid (ES)	6	33.33	Instalaciones Inabensa, S.A.	-	(1)	-
S/E Libia	Madrid (ES)	-	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
S/E Modulares	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
S/E Sant Adrià	Madrid (ES)	2	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Sede Universitaria	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
Seguridad Vial y Tráfico Rodado	Alicante (ES)	9	90.00	Instalaciones Inabensa, S.A.	-	(1)	-
Semi-Inabensa	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Sigmacat	Madrid (ES)	2	33.00	Instalaciones Inabensa, S.A.	-	(1)	-
Silfrasub	Madrid (ES)	2	40.00	Instalaciones Inabensa, S.A.	-	(1)	-
Silvacat	Madrid (ES)	30	35.50	Instalaciones Inabensa, S.A.	-	(1)	-
Sisecat	Madrid (ES)	1	20.95	Instalaciones Inabensa, S.A.	-	(1)	-
Sisecat II	Madrid (ES)	6	20.95	Instalaciones Inabensa, S.A.	(*)	(1)	-
Soterramnet 132 Kv	Barcelona (ES)	2	33.34	Instalaciones Inabensa, S.A.	-	(1)	-
Suburbano Mexico	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	D
Tablada	Seville (ES)	6	50.00	Abengoa Water S.L.U.	-	(4)	-
Telar Klitten	Montevideo (UY)	1	100.00	Teyma Uruguay, S.A.	(*)	(1)	-
Teyma Israel I	Seville (ES)	-	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
Teyma Israel II	Seville (ES)	-	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
Teyma Israel III	Seville (ES)	-	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
Torre	Bilbao (ES)	6	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Torre Isla Cartuja	Seville (ES)	12	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Tranvía de Jaén	Seville (ES)	1	15.00	Instalaciones Inabensa, S.A.	-	(1)	-
Túnel Rovira	Barcelona (ES)	2	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Usansolo	Vizcaya (ES)	-	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
UTE Abeima Teyma Barka I	Seville (ES)	-	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	-	(4)	-
UTE Abeima Teyma Barka II	Seville (ES)	-	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	(*)	(1)	-
UTE Abeima Teyma Nungua	Seville (ES)	7	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	-	(1)	-
UTE Abeima Teyma Zapotillo	Seville (ES)	7	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	-	(1)	-
UTE Abencor-Inabensa Chilca Montalvo	Seville (ES)	7	100.00	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.	-	(1)	-
UTE Abener Befesa Cortés Pallás	Seville (ES)	5	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A.	-	(1)	-
UTE Abener Befesa Sahechores	Seville (ES)	-	100.00	Abener Energía, S.A./Abeinsa Infraestructura Medio Ambiente/Abengoa Water S.L.U.	-	(1)	-
UTE Abener Inabensa Francia	Seville (ES)	-	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
UTE Abener Inabensa Germany	Seville (ES)	-	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
UTE Abener Inabensa NP Tabasco	Seville (ES)	-	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	D
UTE Abener Inabensa Paises Bajos	Seville (ES)	-	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
UTE Abener Teyma Biomasa Salamanca	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Biomasa Salamanca II	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma CRS I	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma CRS II	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Emirates I	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	D
UTE Abener Teyma Helio Energy I	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Helio Energy II	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Helios I	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Helios II	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Paulputs	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Paysandu	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Solaben I	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Solaben IC	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Solaben II	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Solaben III	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Solaben VI	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Solacor I	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Solacor II	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Solar Tabernas	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería/Abengoa Solar New Technologies	-	(1)	-
UTE Abener Teyma Upington	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	-
UTE Abener Teyma Xina	Seville (ES)	-	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
UTE Abensaih Guadalquivir	Seville (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Abensaih Mantenimiento	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Aguas Salobres	Seville (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Alcoy	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Ames Brion	La Coruña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Ute Ashalim Eucomsa-Abeinsa Engineering	Seville (ES)	-	100.00	Europea de Construcc. Metálicas, S.A./Abeinsa Engineering SL	(*)	(1)	-
UTE Atabal	Malaga (ES)	3	53.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Avensaih Guadalete - Barbate	Cadiz (ES)	3	31.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-

142

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02 Appendices

Appendix III.- Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
UTE Avinyó	Cataluña (ES)	-	40.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE B.Almanzora	Murcia (ES)	2	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Balsa del Rosario	Sevile (ES)	3	52.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Báscara	Cataluña (ES)	-	40.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Boaco	Nicaragua (NI)	2	73.83	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE CAC Arequipa	Arequipa (PE)	7	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE CAC Arequipa	Arequipa (PE)	3	25.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Cáceres	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Campello	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Canal Algueri	Lleida (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Canal de Navarra	Navarra (ES)	4	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Canal Estremera	Madrid (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Carboneras	Almeria (ES)	3	43.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Cartuja	Sevile (ES)	-	30.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Centro Morelos	Sevile (ES)	-	100.00	Abener Energía, S.A./Inabensa, S.A./ Serv. Aux. de Administración, S.A. de C.V.	-	(1)	-
UTE Chennai	India (IN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Chennai O&M	India (IN)	1	100.00	Construcciones y Depuraciones, S.A./Abengoa Water S.L.U.	-	(4)	-
UTE Conquero	Huelva (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Cunene	Angola (AN)	25	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Ute Dead Sea	Sevile (ES)	-	100.00	Abener Energía, S.A/Abeinsa Engineering SL	-	(1)	-
UTE Deca	Almeria (ES)	2	32.25	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Depurbaix	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Edar Montemayor	Córdoba (ES)	-	50.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE El Cerrillo	Córdoba (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Esclusa 42	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Espluga	Cataluña (ES)	-	40.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Fontsanta	Cataluña (ES)	5	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Fonz	Cataluña (ES)	5	90.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Fuente Alamo	Murcia (ES)	3	33.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Guadalajara	Guadalajara (ES)	3	55.00	Abengoa Water S.L.U.	-	(4)	-
UTE Guiamets	Cataluña (ES)	7	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Hassi R'Mel Construction	Sevile (ES)	-	100.00	Abener Energía, S.A., Abengoa Solar New Technologies	-	(1)	-
UTE Hassi R'Mel O&M	Sevile (ES)	-	100.00	Abener Energía, S.A./Abengoa Solar España	-	(4)	-
UTE Hidrosur	Malaga (ES)	2	33.33	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Honaine	Argelia (AR)	2	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Huesna	Sevile (ES)	6	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Inabensa Teyma Eólica del Tala	Sevile (ES)	60	100.00	Instalaciones Inabensa, S.A./Teyma Gest. de Contratos de Const. e Ing., S.A.	(*)	(1)	D
UTE Inabensa Teyma Peralta	Sevile (ES)	60	100.00	Instalaciones Inabensa, S.A./Teyma Gest. de Contratos de Const. e Ing., S.A.	-	(1)	D
UTE Inabensa-Eucomsa-Perú	Sevile (ES)	7	100.00	Instalaciones Inabensa, S.A./Europea de Construcc. Metálicas, S.A.	-	(1)	-
Ute Inst. Clima Hospital Costa del Sol	Malaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
UTE Itoiz II	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Júcar Vinalopo	Valencia (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Kurkudi	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE La Codosera	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Las Bambas	Sevile (ES)	6	100.00	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.	-	(2)	-
UTE Lubet Cádiz	Cadiz (ES)	-	75.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Mant. Valdeinfierno	Murcia (ES)	2	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Mantenimiento Presas	Malaga (ES)	2	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Marismas Construccion	Sevile (ES)	12	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Minicentrales	Madrid (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Moraira	Alicante (ES)	3	42.50	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Ojén Mijas	Malaga (ES)	-	70.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Paneles	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Puerto de Huelva	Huelva (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Qingdao	China (CN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Ranilla	Sevile (ES)	2	15.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Retortillo	Sevile (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Reus	Cataluña (ES)	4	65.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Ribera	Valencia (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Riegos Marismas	Sevile (ES)	6	99.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Rincón Vict	Malaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Sahechores	León (ES)	4	62.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	-
UTE Saih Duero	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Sallent	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE San Juan del Sur	Nicaragua (NI)	2	73.31	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Sanchonuño	Valladolid (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Sant Celoni	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Segrià Sud	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Skikda	Argelia (AR)	2	67.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Skikda O&M	Argelia (AR)	1	67.00	Construcciones y Depuraciones, S.A./Abengoa Water S.L.U.	-	(4)	-
UTE Sta. Amalia	Badajoz (ES)	5	80.00	Construcciones y Depuraciones, S.A.	-	(1)	-

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02 Appendices

Appendix III.- Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
UTE Teatinos	Malaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Tenés	Argelia (AR)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	D
UTE Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Valdelentisco	Murcia (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Vall Baixa	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Vilagarcía	Pontevedra (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Villanueva	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Xerta-Xenia	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Utrera	Seville (ES)	3	50.00	Abengoa Water S.L.U.	-	(4)	-
Winterra.-Inaben Atraque Puerto de Vigo	Compostela (ES)	-	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Winterra-Inabensa Monterroso	Compostela (ES)	6	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Winterra-Inabensa Sarriá	Compostela (ES)	2	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Zonas Deportivas La Nucia	Alicante (ES)	4	45.00	Instalaciones Inabensa, S.A.	(*)	(1)	-

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areas: Cogeneration and others.
(6) Operating segment activities area: Bioenergy.
(7) Operating segment activities area: Others.

A. Audited by PricewaterhouseCoopers Auditores.
B. Audited by Deloitte (for legal purposes).
C. Audited by Auditoria y Consulta (for legal purposes).
D. Audited by others auditors (for legal purposes

144 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix IV.- Subsidiary companies which during 2013 and 2012 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share	Motive
Abencasa-Abengoa Comer. Y Administraçao, S.A.	2013	100.00	Sale of the company
Abencs Investments , LLC	2013	100.00	Windup of the company
Abener Teyma Abeinsa Glendale General Partnership	2013	100.00	Windup of the company
Abengoa Solar PV, LLC	2013	100.00	Merged of the company
Abengoa Solar Saudi Arabia Limited Liability Company	2013	100.00	Windup of the company
Aelta, Abener El Sauz, S.A. De CV	2013	100.00	Windup of the company
Alianza Medioambiental, S.L.	2013	100.00	Sale of the company
Aludisc, Aluminios en Disco S.A.	2013	100.00	Sale of the company
Aquaklre Zinc ,S.L.	2013	100.00	Sale of the company
Baja California 229, S.A. de C.V.	2013	100.00	Windup of the company
Bargoa, S.A.	2013	99.98	Sale of the company
Befesa Aluminio S.L.	2013	100.00	Sale of the company
Befesa Aluminium Germany GmbH	2013	100.00	Sale of the company
Befesa Argentina Gantes Borg Austral ARP, S.A.	2013	100.00	Sale of the company
Befesa Escorias Salinas, S.A.	2013	100.00	Sale of the company
Befesa Gest. Res. Ind., S.L.	2013	100.00	Sale of the company
Befesa Medio Ambiente , S.L.U.	2013	100.00	Sale of the company
Befesa PCB	2013	100.00	Sale of the company
Befesa Perú, S.A.	2013	100.00	Sale of the company
Befesa Plásticos, S.L.	2013	97.40	Sale of the company
Befesa Portugal Gestão de Residuos Industriais, Bgri, S.A.	2013	100.00	Sale of the company
Befesa Reciclaje de Residuos de Aluminio, S.L.	2013	100.00	Sale of the company
Befesa Salt Slag, Ltd	2013	100.00	Sale of the company
Befesa Salzschlacke GmbH	2013	100.00	Sale of the company
Befesa Scandust AB	2013	100.00	Sale of the company
Befesa Servicios Corporativos, S.A.	2013	100.00	Sale of the company
Befesa Servicios S.A.	2013	51.00	Sale of the company
Befesa Silvermet Adana Celik Tozu Geri Donusum AS	2013	100.00	Sale of the company
Befesa Silvermet Iskenderun	2013	100.00	Sale of the company
Befesa Silvermet Izmir Celik Tozu Geri Donusum AS	2013	100.00	Sale of the company
Befesa Silvermet Turkey, S.L.	2013	51.00	Sale of the company
Befesa Steel R & D, S.L.U.	2013	100.00	Sale of the company
Befesa Steel Services GmbH	2013	100.00	Sale of the company
Befesa Valera, S.A.S.	2013	100.00	Sale of the company
Befesa Valorización de Azufre, S.L.U.	2013	100.00	Sale of the company
Befesa Valorización S.L Sociedad Unipersonal	2013	100.00	Sale of the company
Befesa Zinc Freiberg GmbH & Co KG	2013	100.00	Sale of the company
Befesa Zinc Aser, S.A.	2013	100.00	Sale of the company
Befesa Zinc Comercial, S.A.	2013	100.00	Sale of the company
Befesa Zinc Duisburg GmbH	2013	100.00	Sale of the company
Befesa Zinc Germany GmbH	2013	100.00	Sale of the company
Befesa Zinc Gravelines, S.A.S.U.	2013	100.00	Sale of the company
Befesa Zinc Óxido, S.A.U.	2013	100.00	Sale of the company
Befesa Zinc Sur, S.L.	2013	100.00	Sale of the company
Befesa Zinc, S.A.U.	2013	100.00	Sale of the company
C.D Puerto San Carlos S.A. De CV	2013	100.00	Windup of the company
Captasol Fotovoltaica 40 S.L.	2013	100.00	Windup of the company
Captasol Fotovoltaica 58 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica 72 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica 73 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica 77 S.L.	2013	99.94	Windup of the company
Complejo Medioambiental Tierra de Campos, S.L	2013	77.00	Sale of the company
Dorplav	2013	51.00	Sale of the company
Ecovedras SA	2013	78.00	Sale of the company
Galdán, S.A	2013	100.00	Sale of the company
Harper Dry Lake Land Company LLC	2013	100.00	Windup of the company
Helio Energy Electricidad Siete, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Ocho, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Nueve, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Diez, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Doce, S.A.	2013	100.00	Windup of the company
Helioenergy Electricidad Veinticinco, S.A	2013	99.99	Windup of the company
Inabensa Portugal, S.A.	2013	100.00	Windup of the company
Iniciativas Mediambientales, S.L.	2013	100.00	Sale of the company
Insolation Sic 5 S.R.L	2013	100.00	Windup of the company
Insolation Sic 10 S.R.L	2013	100.00	Windup of the company
Insolation Sic 11 S.R.L	2013	100.00	Windup of the company
Insolation Sic 12 S.R.L	2013	100.00	Windup of the company
Insolation Sic 13 S.R.L	2013	100.00	Windup of the company
Insolation Sic 14 S.R.L	2013	100.00	Windup of the company
Insolation Sic 15 S.R.L	2013	100.00	Windup of the company
Italica Solare , S.r.l	2013	100.00	Windup of the company

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Appendix IV.- Subsidiary companies which during 2013 and 2012 were no longer included in the consolidation perimeter (continuation)

Company Name	Year of Exit	% Share	Motive
MRH-Residuos Metálicos, S.L.	2013	100.00	Sale of the company
Mundiland, S.A.	2013	100.00	Windup of the company
Nicsa Suministros Industriales, S.A.	2013	100.00	Sale of the company
Pomacocha Power S.A.	2013	90.00	Sale of the company
Residuos Ind. De la Madera de Córdoba, S.A.	2013	71.09	Sale of the company
Solaben Electricidad Doce, S.A.	2013	100.00	Windup of the company
Solaben Electricidad Quince, S.A.	2013	100.00	Windup of the company
Solar Nerva SLU	2013	100.00	Sale of the company
Solargate Electricidad Dos , S.A.	2013	100.00	Windup of the company
Solargate Electricidad Uno , S.A.	2013	100.00	Windup of the company
Soluciones Ambientales del Norte Limitada S.A.	2013	100.00	Sale of the company
Solugas Energía S.A.	2013	100.00	Windup of the company
Trinacria Spzoo	2013	95.05	Sale of the company
Valorcam S.L.	2013	80.00	Sale of the company
XiNa Community Trust	2013	100.00	Sale of the company
Xina Community Trust BEE Holding	2013	100.00	Sale of the company
Abengoa Bioenergy of SW Kansas, LLC	2012	100.00	Windup of the company
Almadén Solar, S.A.	2012	51.00	Windup of the company
Befesa Waterbuilt GP, Inc.	2012	51.00	Merged of the company
Befesa Zinc Amoreb., S.A.	2012	100.00	Merged of the company
Bioeléctrica Jienense, S.A.	2012	100.00	Windup of the company
Captasol Fotovoltaica 41, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 44, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 48, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 49, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 50, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 51, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 53, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 54, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 55, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 56, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 57, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 59, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 60, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 61, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 62, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 63, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 64, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 65, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 66, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 67, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 68, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 69, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 71, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 74, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 75, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 76, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 78, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 79, S.L.	2012	99.94	Windup of the company
Insolation 1, S.R.L.	2012	100.00	Windup of the company
Insolation 2, S.R.L.	2012	100.00	Windup of the company
Insolation 19 S.R.L	2012	100.00	Windup of the company
Insolation 20 S.R.L	2012	100.00	Windup of the company
Insolation Sic 16 S.R.L	2012	100.00	Windup of the company
Proyectos de Inversiones Medioambientales, S.L.	2012	100.00	Merged of the company
Solaben Electricidad Nueve, S.A.	2012	100.00	Windup of the company
Solaben Electricidad Once, S.A.	2012	100.00	Windup of the company
Solúcar Andalucía FV1, S.A.	2012	100.00	Windup of the company
Solúcar Andalucía FV2, S.A.	2012	100.00	Windup of the company
Solúcar Castilla FV1, S.A.	2012	100.00	Windup of the company
Solúcar Castilla FV2, S.A.	2012	100.00	Windup of the company
Telvent Implantación de Sistemas S.L.	2012	100.00	Windup of the company

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02 Appendices

Appendix V.- Associated companies and Joint Ventures which during 2012 and 2011 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share	Motive
Red Eléctrica del Sur, S.A. (Redesur)	2013	23.75	Windup of the company
Ecología Canaria, S.A. (Ecansa)	2013	45.00	Sale of the company
Hankook R&M Co., Ltd.	2013	25.00	Sale of the company
Betearte	2013	33.33	Sale of the company
Recytech SA	2013	50.00	Sale of the company
Abencon, S.A. de C.V.	2013	50.00	Sale of the company
Central Eólica São Jorge S.A.	2013	100.00	Sale of the company
Central Eólica São Cristóvão S.A.	2013	100.00	Sale of the company
Central Eólica Santo Antonio de Pádua S.A.	2013	100.00	Sale of the company
Gestión y Valorización Integral del Centro, S.L.	2013	50.00	Sale of the company
Santos Energia Participaçoes S.A.	2013	50.00	Sale of the company
Abener-Dragados Industrial-México, S.A. De C.V.	2013	50.00	Windup of the company
Carmona & Befesa Limpezas Industriais, Ltda. (C&B)	2013	50.00	Sale of the company
Abengoa Participaçoes Holding	2012	50.00	Sale of the company
Abenor, S.A.	2012	20.00	Sale of the company
Araucana de Electricidad, S.A.	2012	20.00	Sale of the company
ATE II Transmissora de Energia, S.A.	2012	50.00	Sale of the company
ATE III Transmissora de Energia, S.A.	2012	50.00	Sale of the company
ATE Transmissora de Energia, S.A.	2012	50.00	Sale of the company
Bioener Energía, S.A.	2012	50.00	Windup of the company
Huepil de Electricidad, S.L.	2012	20.00	Sale of the company
Inversiones Eléctricas Transam Chile Limitada.	2012	20.00	Sale of the company
Italgest Abengoa Solar, S.r.l.	2012	50.00	Windup of the company
Shams One Company LLC	2012	20.00	Windup of the company
STE-Sul Transmissora de Energia, Ltda.	2012	50.00	Sale of the company

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02 Appendices

Appendix VI.- Temporary Joint Ventures which during 2013 and 2012 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share
Abensaih Construcción	2013	50.00
Centro I	2013	25.00
Centro Morelos Gen Electrica 622 MW	2013	100.00
China Exhibition Center	2013	34.50
China Internacional	2013	34.50
Edar - Motril	2013	50.00
Elantxobe	2013	50.00
Energía Palmas Altas	2013	50.00
Erabil	2013	20.00
Inabensa- Intel	2013	50.00
Inelin	2013	48.50
Itoiz	2013	35.00
Mundaka	2013	50.00
Sector Vialbarek	2013	33.34
UTE Agua Prieta (EP)	2013	100.00
Ute Poniente Almeriense	2013	100.00
Villarreal	2013	50.00
Abener Inabensa	2012	70.00
Abener Inabensa Germany	2012	70.00
Abener Inabensa NP Tabasco	2012	70.00
Abener Inabensa Paises Bajos	2012	70.00
Consorcio Abengoa Perú y Cosapi	2012	50.00
Consorcio Constructor Alto Cayma	2012	25.00
Hassi R'Mel Construction	2012	70.00
HassiMel Construcción	2012	30.00
Inabensa Apca 1	2012	50.00
Inabensa Apca 1	2012	50.00
Minicentrales	2012	50.00
Perú	2012	70.00
Puerto de Huelva	2012	50.00
Qingdao	2012	20.00
Retortillo	2012	30.00
Sahechores	2012	62.00
Sahechores	2012	30.00
Skikda	2012	25.00
Tenés EPC	2012	20.00
Zonas Deportivas La Nucia	2012	45.00
Chennai O&M	2012	20.00
Chennai	2012	20.00
Honnaine	2012	50.00
Marismas Construccion	2012	90.00
Valdeinfierno	2012	20.00
China Internacional	2012	34.50
Complejo Espacial	2012	50.00
Hospital Aranjuez	2012	20.00
Intercambiador Mairena	2012	30.00
Sigmalac	2012	33.34
Winterra-Inabensa Guardia Civil	2012	30.00
Winterra-Inabensa E.V. Meixoeiro	2012	30.00
Ute Selectiva Poniente	2012	50.00

148 Appendices Informe Anual 2013 | ABENGOA 02 Appendix VII. VII.- Projects subject to the application of IFRIC interpretation based on the concession of s services ervices Kind of Agreement/Project Activity Country Status (*) % Share Years of Agreement Assets/Investment Amort. Acum. Revenues from operational services Revenues from construction services Operating Income Electricity Transmission: Abengoa Transmisión Sur,S.A Transmission Peru (C) 100 2013-2043 380,837 - - 77,144 (437) ATN Transmission Peru (O) 100 2010-2040 234,093 (19,768) 12,928 296 1,329 ATE IV Transmission Brasil (O) 100 2010-2037 74,513 (6,466) 6,201 - 1,762 ATE V Transmission Brasil (O) 100 2009-2036 55,881 (5,583) 5,765 - 1,976 ATE VI Transmission Brasil (O) 100 2009-2036 58,674 (6,485) 5,667 - 2,059 ATE VII Transmission Brasil (O) 100 2009-2036 37,059 (4,384) 4,221 - 1,600 ATE VIII Transmission Brasil (C) 50 2013-2041 12,775 - - - (5) Linha Verde Transmission Brasil (C) 51 2011-2039 145,984 - - 15,665 (125) Manaus Transmission Brasil (O) 50.5 2011-2038 689,267 (12,822) 30,902 32,959 9,110 Norte Brasil Transmission Brasil (C) 51 2012-2039 764,313 - - 189,191 (534) ATN 1 Transmission Peru (C) 100 2013-2043 12,962 - 248 - 230 ATN 2 Las Bambas Transmission Peru (C) 100 2013-2031 27,183 - - 13,648 (67) Transmisora Baquedano Transmission Chile (C) 100 2012-2032 27,957 - - 32,298 (39) Transmisora Mejillones Transmission Chile (C) 100 2012-2032 30,108 - 42 20,691 (24) ATE XVI Transmission Brasil (C) 50 2013-2043 18,108 - - 118,704 (36) ATE XVII Transmission Brasil (C) 100 2013-2043 119,466 - - 15,559 (75) ATE XVIII Transmission Brasil (C) 100 2013-2043 20,284 - - 20,143 (10) ATE XIX Transmission Brasil (C) 100 2013-2043 19,685 - - 19,572 (13) ATN 3 Transmission Perú (C) 100 2013-2043 3,224 - - 21,954 (65) ATE XX Transmission Brasil (C) 100 2013-2043 26,550 - - 26,356 (15) ATE XXI Transmission Brasil (C) 100 2013-2043 58,186 - - 58,731 (3) Electricity Sales: Abengoa Cog. Tabasco Cogeneration Mexico (O) 100 2012-2032 499,943 (18,748) 53,146 8,371 20,290 Solar Power Plant One Solar Algeria (O) 66 2011-2035 295,601 (33,169) 44,658 - 8,951 Solnova Electricidad, S.A. Solar Spain (O) 100 2010-2040 278,569 (32,408) 24,620 - 8,796 Solnova Electricidad Tres, S.A. Solar Spain (O) 100 2010-2040 260,722 (29,254) 26,160 - 9,449 Solnova Electricidad Cuatro, S.A. Solar Spain (O) 100 2010-2040 243,297 (26,028) 24,336 - 9,252 Helioenergy Electricidad Uno, S.A. Solar Spain (O) 50 2011-2041 134,903 (9,791) 12,773 - 4,348 Helioenergy Electricidad Dos, S.A. Solar Spain (O) 50 2012-2042 134,785 (8,437) 12,707 - 4,104 Solacor Electricidad Uno, S.A. Solar Spain (O) 74 2012-2042 277,996 (16,410) 25,868 - 8,121 Solacor Electricidad Dos, S.A. Solar Spain (O) 74 2012-2042 287,063 (16,169) 26,187 - 7,964 Solaben Electricidad Uno, S.A. Solar Spain (O) 100 2013-2043 263,169 - 6,325 139,527 790 Solaben Electricidad Dos, S.A. Solar Spain (O) 70 2012-2042 266,475 - 26,647 - 8,811 Solaben Electricidad Tres, S.A. Solar Spain (O) 70 2012-2042 267,946 - 27,216 - 9,421 Solaben Electricidad Seis, S.A. Solar Spain (O) 100 2013-2043 260,085 - 6,062 138,822 703 Helios I Hyperion Investments, S.L. Solar Spain (O) 100 2012-2042 269,250 (12,854) 25,279 - 7,786 Helios II Hyperion Investments, S.L. Solar Spain (O) 100 2012-2042 4,200,753 (10,992) 25,165 - 7,648 Arizona Solar One, LLC Solar USA (O) 100 2013-2043 1,469,234 (11,165) 8,433 223,933 (8,645) Mojave Solar One, LLC Solar USA (C) 100 2014-2044 1,014,736 - - 449,121 (99) Kaxu Solar One (Pty) Ltd. Solar South Africa (C) 51 2014-2034 180,157 - - 301,533 (38) Khi Solar One (Pty) Ltd. Solar South Africa (C) 51 2015-2035 104,305 - - 182,622 (28) Abener 3T S. de R.L. de C.V. Cogeneration México (C) 100 2013-2032 215,251 - - 180,238 (28) Wind Energy: Palmatir Wind Uruguay (C) 100 2014-2034 100,222 - - 68,028 (360) Cadonal, S.A. Wind Uruguay (C) 100 2015-2035 37,231 - - 34,983 (68) Desalt water sales: IDAM Cartagena Desalation Spain (O) 38 2006-2020 43,417 (21,709) 1,312 - 493 Chennai Water Desalation India (O) 25 2010-2034 64,849 (8,863) 22,241 - 5,163 Aguas de Skikda Desalation Algeria (O) 51 2009-2033 90,774 (17,649) 20,899 - 11,528 Myah Barh Honaine Desalation Algeria (O) 51 2011-2035 89,747 (8,000) 31,142 - (104) Qingdao Desalation China (O) 100 2012-2036 142,856 (4,811) 19,295 2,020 8,316 Shariket Tenes Desalation Algeria (C) 51 2011-2035 148,025 - - 52,328 (184) Desalination Developments Ghana Desalation Ghana (C) 56 2014-2029 60,436 - - 43,417 (158) Infraestructure Mant.: Hospital Costa del Sol Construction Spain (O) 50 2011-2048 10,724 (690) 179 - (329) Hospital del Tajo Construction Spain (O) 20 2007-2035 1,727 8,656 - 4,461 Inapreu Construction Spain (O) 50 2008-2022 3,206 - 646 - (76) Concecutex Construction México (O) 50 2012-2031 26,058 - 2,443 - (155) Concesionaria del Acueducto del Zapotillo, S.A. de C.V. Construction México (C) 100 2013-2038 148,645 - - 148,878 - Zona Norte Engenharia, Manutençao e Gestao De Servicios S.A. Spe. Construction Brasil (C) 60 2013-2033 9,285 - - 16,239 (10) (*) Operative (O), Construction ( C)

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02 Appendices

Appendix VIII.- Companies not connected with the group but which hold shares equal to or above 10% of the capital of a subsidiary included in the consolidation

Company Shareholding	Partner	% Share
AB Bioenergy France, S.A.	Oceol	25.21
Abeima Teyma Barka LLC	Sultan Said Abdullah Al Kindi	30.00
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	GTPSTW Holdings, S. de R.L. de C.V.	40.00
Abengoa Transmisión Sur, S.A. (ATS)	Cofides	25.00
Advanced Feedstocks of Kansas, LLC	Pacific Ag Solutions, LLC	49.00
Aguas de Skikda	Algerian Energy Company	49.00
Arao Enernias Eólica, S.L.	Mustallar Enerxias, S.L.	30.00
ASO Holdings LLC	Liberty	(**)
ATE XI, Manaus Transmissora de Energia	Chesf / Eletronorte	49.50
ATE XII, Norte Brasil Transmissora de Energia S.A	Centrais Elétricas do Norte S.A / Eletrosul Centrais Elétricas S.A	49.00
ATN 2, S.A.	Sigma, Fondo de Inversión	60.00
Befesa Desalination Developments Ghana Limited	Daye Water Investment Ghana Bv.	44.00
Cedisolar, S.A.	Compañía Española de Industrias Electroquímicas, S.A. (CEDIE)	42.50
Construtora Integração Ltda.	Centrais Elétricas Norte Brasil S.A / Eletrosul Centrais Elétricas S.A	49.00
Copero Solar Huerta Uno, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Dos, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Tres, S.A	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Cuatro, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Cinco, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Seis, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Siete, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Ocho, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Nueve, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Diez, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Dalian Xizhong Island Desalination Co., Ltd	Hitachi Plant Technologies / Dalian Changxing Island Administration	49.00
Fotovoltaica Solar Sevilla, S.A.	IDAE	20.00
Geida Skikda, S.L.	Sadyt	33.00
Inabensa, LLC	Sultan Said Abdullah Al Kindi	30.00
Iniciativas Hidroeléctricas, S.A.	Suma de Energías / LPV	50.00
Kaxu CSP South Africa (Proprietary) Limited	Industrial Development Corporation (IDC)	49.00
Khi CSP South Africa (Proprietary) Limited	Industrial Development Corporation	49.00
Linha Verde Transmissora de Energia S.A	Eletronorte	49.00
Manaus Constructora Ltda	Eletronorte / Chesf	49.50
Norventus Atlántico, S.L	Mustallar Enerxias	30.00
Proecsa, Procesos Ecológicos, S.A.	Global Plasma Enviroment	50.00
Rioglass Solar Holding, S.A	RS laminar	50.00
Sao Mateus Transmissora de Energia, Ltda.	Cofides	24.00
Shariket Tenes Lilmiyah Spa	Algerian Energy Company (AEC)	49.00
Sistemas de Desarrollo Sustentables S.A. De C.V.	Cofides	35.00
Solacor Electricidad Uno, S.A.	JGC Corporation	26.00
Solaben Electricidad Dos	I-Solar Investment	30.00
Solaben Electricidad Tres	I-Solar Investment	30.00
Solacor Electricidad Dos, S.A.	JGC Corporation	26.00
Solar Power Plant One (SPP1)	New Energy Algeria (NEAL) / SVH (Sonatrach)	49.00
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Sh Engenharia / Magi Clean	40.00

(**) Abengoa 100% class B (control), Liberty 100% class A

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02 Appendices

Appendix IX.- Companies with projects financed under the modality of non-recourse financing in 2013

Proyect	Activity	Country	Status (*)	% Abengoa
Concession-type Infrastructure				
Abengoa Cogeneracion Tabasco, S. de R.L. de C.V.	Cogeneration	Mexico	(O)	59.30
Abengoa Transmisión Norte S.A.	Transmission	Peru	(O)	100.00
Abengoa Transmisión Norte S.A., 1	Transmission	Peru	(C)	99.99
Abengoa Transmisión Norte S.A., 2	Transmission	Chile	(C)	40.00
Abengoa Transmisión Norte S.A., 3	Transmission	Peru	(C)	99.97
Abengoa Transmisión Sur, S.A.	Transmission	Peru	(C)	75.00
Aguas de Skikda	Desalination	Algeria	(O)	34.17
Arizona Solar One, LLC	Solar energy generation	USA	(O)	100.00
ATE IV Sao Mateus Transmissora de Energia	Transmission	Brazil	(O)	76.00
ATE V Londrina Transmissora De Energia S.A.	Transmission	Brazil	(O)	100.00
ATE VI Campos Novos Transmissora de Energia ,S.A	Transmission	Brazil	(O)	100.00
ATE VII- Foz do Iguacú Transmissora de Energia, S.A.	Transmission	Brazil	(O)	100.00
ATE VIII Transmissora de Energia S.A.	Transmission	Brazil	(C)	50.00
ATE X Abengoa Brasil Administraçao Predial Ltda	Infraestructure	Brazil	(C)	100.00
ATE XI, Manaus Transmissora de Energia	Transmission	Brazil	(O)	50.50
ATE XIII, Norte Brasil Transmissora de Energia S.A.	Transmission	Brazil	(C)	51.00
ATE XVI Transmissora de Energia S.A.	Transmission	Brazil	(C)	100.00
ATE XVII Transmissora de Energia S.A.	Transmission	Brazil	(C)	100.00
ATE XVIII Transmissora de Energia S.A.	Transmission	Brazil	(C)	100.00
ATE XIX Transmissora de Energia S.A.	Transmission	Brazil	(C)	100.00
ATE XX Transmissora de Energia S.A.	Transmission	Brazil	(C)	100.00
ATE XXI Transmissora de Energia S.A.	Transmission	Brazil	(C)	100.00
Befesa Desalination Developments Ghana Limited	Desalination	Ghana	(C)	56.00
Cadonal, S.A.	Wind energy generation	Uruguay	(C)	95.08
Casaquemada Fotovoltaica, S.L.	Solar energy generation	Spain	(O)	100.00
Centro Industrial y Logístico Torrecuéllar, S.A.	Infraestructure	Spain	(O)	100.00
Centro Tecnológico Palmas Altas, S.A.	Infraestructure	Spain	(O)	100.00
Concecutex S.A de C.V.	Infraestructure	Mexico	(O)	48.83
Concesionaria Costa del Sol S.A.	Infraestructure	Spain	(O)	50.00
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Infraestructure	Mexico	(C)	99.06
Concesionaria Hospital del Tajo, S.A.	Infraestructure	Spain	(O)	20.00
Copero Solar Huerta Uno, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Dos, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Tres, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Cuatro, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Cinco, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Seis, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Siete, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Ocho, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Nueve, S.A.	Solar energy generation	Spain	(O)	50.00
Copero Solar Huerta Diez, S.A.	Solar energy generation	Spain	(O)	50.00
Enernova Ayamonte S.A.	Cogeneration	Spain	(O)	91.00
Helioenergy Electricidad Uno, S.A.	Solar energy generation	Spain	(O)	50.00
Helioenergy Electricidad Dos, S.A.	Solar energy generation	Spain	(O)	50.00
Helios I Hyperion Energy Investments, S.L.	Solar energy generation	Spain	(O)	100.00
Helios II Hyperion Energy Investments, S.L.	Solar energy generation	Spain	(O)	100.00
Inapreu, S.A.	Infraestructure	Spain	(O)	50.00
Iniciativas Hidroeléctricas, SA	Wind energy generation	Spain	(O)	51.00
Kaxu Solar One (Pty) Ltd.	Solar energy generation	South Africa	(C)	51.00
Khi Solar One (Pty) Ltd	Solar energy generation	South Africa	(C)	51.00
Las Cabezas Fotovoltaica, S.L.	Solar energy generation	Spain	(O)	100.00
Ledincor S.A.	Infraestructure	Uruguay	(O)	44.18
Lidelir S.A.	Infraestructure	Uruguay	(O)	44.18
Linares Fotovoltaica, S.L.	Solar energy generation	Spain	(O)	100.00
Linha Verde Transmissora de Energia S.A.	Transmission	Brazil	(C)	51.00
Mojave	Solar energy generation	USA	(C)	100.00
Myah Bahr Honaine, S.P.A.	Desalination	Algeria	(O)	25.50
Palmatir Eólico de Uruguay	Wind energy generation	Uruguay	(C)	95.08
Palmucho, S.A.	Transmission	Chile	(O)	100.00
Qingdao BCTA Desalinataion Co Ltd.	Desalination	China	(O)	92.59
Sanlucar Solar, S.A.	Solar energy generation	Spain	(O)	100.00
Sharikat Tenes Lilmiyah Spa	Desalination	Algeria	(C)	51.00
Solaben Electricidad Uno	Solar energy generation	Spain	(O)	100.00
Solaben Electricidad Dos	Solar energy generation	Spain	(O)	70.00
Solaben Electricidad Tres	Solar energy generation	Spain	(O)	70.00
Solaben Electricidad Seis	Solar energy generation	Spain	(O)	100.00
Solacor Electricidad Uno, S.A.	Solar energy generation	Spain	(O)	74.00
Solacor Electricidad Dos, S.A.	Solar energy generation	Spain	(O)	74.00
Solar Power Plant One (SPP1)	Combined cycle generation	Algeria	(O)	51.00
Solar Processes, S.A.	Solar energy generation	Spain	(O)	100.00
Solnova Electricidad, S.A.	Solar energy generation	Spain	(O)	100.00

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02 Appendices

Appendix IX.- Companies with projects financed under the modality of non-recourse financing in 2013 (continuation)

Proyect	Activity	Country	Status (*)	% Abengoa
Solnova Electricidad Tres, S.A.	Solar energy generation	Spain	(O)	100.00
Solnova Electricidad Cuatro, S.A.	Solar energy generation	Spain	(O)	100.00
Solnova Solar Inversiones, S.A.	Solar energy generation	Spain	(O)	100.00
Teyma Forestal, S.A.	Infraestructure	Uruguay	(O)	90.16
Transmisora Baquedano, S.A.	Transmision	Chile	(C)	99.90
Transmisora Mejillones S.A.	Transmision	Chile	(C)	99.90
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Infraestructure	Brazil	(C)	60.00
Industrial Production				
AB Bioenergy France, S.A.	Ethanol	France	(O)	73.33
Abengoa Bioenergia Brasil	Ethanol	Brazil	(O)	98.05
Abengoa Bioenergy Biomass of Kansas, LLC	Ethanol	USA	(C)	98.05
Abengoa Bioenergy Maple, LLC.	Ethanol	USA	(O)	89.22
Abengoa Bioenergy of Illinois, LLC.	Ethanol	USA	(O)	89.22
Abengoa Bioenergy of Indiana, LLC.	Ethanol	USA	(O)	89.22

(*) Operative (O), Construction (C).

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02 Appendices

Appendix X.- Companies with Electricity Operations included in the 2013 Consolidation Perimeter

Company Name	Registered Address	Activity (*)	Comments
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	(3)	Operational
Abengoa Solar Italia, S.R.L.	Rome (IT)	(5)	Construction phase
Abengoa Solar Operations LLC	Delaware (US)	(6)	Operational
Abengoa Transmisión Norte, S.A. (ATN)	Lima (PE)	(9)	Operational
Abengoa Transmisión Sur, S.A. (ATS)	Lima (PE)	(9)	Construction phase
Abent 3T, S de RL de C.V.	Mexico City (MX)	(3)	Construction phase
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	(1)	Operational
Arao Enerxías Eólica, S.L.	A Coruña (ES)	(2)	Construction phase
Arizona Solar One, LLC	Colorado (US)	(6)	Construction phase
ATE VI Campos Novos Transmissora de Energia ,S.A	R. de Janeiro (BR)	(9)	Operational
ATE VII- Foz do Iguacú Transmissora de Energia, S.A.	R. de Janeiro (BR)	(9)	Operational
ATE VIII, Transmissora de Energia, S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE IX Transmissora de Energia, S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XI, Manaus Transmissora de Energia	R. de Janeiro (BR)	(9)	Operational
ATE XIII, Norte Brasil Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	(9)	Operational
ATN 2, S.A.	Santiago de Chile (CL)	(9)	Construction phase
ATN 3, S.A.	Lima (PE)	(9)	Construction phase
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	(3)	Operational
Bioetanol Galicia, S.A.	A Coruña (ES)	(3)	Operational
Captasol Fotovoltaica 1, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 2, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 3, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 4, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 5, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 6, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 7, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 8, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 9, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 10, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 11, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 12, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 13, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 14, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 15, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 16, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 17, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 18, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 19, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 20 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 21 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 22 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 23 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 24 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 25 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 26 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 27 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 28 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 29 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 30 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 31 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 32 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 33 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 34 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 35 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 36 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 37 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 38 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 52 S.L.	Seville (ES)	(5)	Construction phase
Cogeneración Motril, S.A.	Seville (ES)	(1)	Operational
Cogeneración Villaricos, S.A.	Seville (ES)	(1)	Operational
Copero Solar Huerta Uno, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Dos, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Tres, S.A	Seville (ES)	(5)	Operational

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02 Appendices

Appendix X.- Companies with Electricity Operations included in the 2013 Consolidation Perimeter (continuation)

Company Name	Registered Address	Activity (*)	Comments
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Cinco, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Seis, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Siete, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Ocho, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Nueve, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Diez, S.A.	Seville (ES)	(5)	Operational
Cycon Solar, LTD	Nicosia (CY)	(6)	Construction phase
Ecocarburantes Españoles , S.A.	Murcia (ES)	(3)	Operational
Enernova Ayamonte S.A.	Huelva (ES)	(3)	Operational
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	(5)	Operational
Helioenergy Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Helioenergy Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Helioenergy Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Once, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Trece, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintiuno, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintidos, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintitres, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veinticuatro, S.A.	Seville (ES)	(6)	Construction phase
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	(6)	Operational
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	(6)	Operational
Inabensa Fotovoltaica, S.L.	Seville (ES)	(5)	Construction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	(7)	Operational
Iniciativas Hidroeléctricas, S.A.	Seville (ES)	(7)	Operational
Insolation Sic 4 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 6 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 7 R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 8 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 9 S.R.L	Rome (IT)	(5)	Construction phase
Insolation 17 S.R.L	Rome (IT)	(5)	Construction phase
Insolation 18 S.R.L	Rome (IT)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	(5)	Construction phase
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	(6)	Construction phase
Khi Solar One (Pty) Ltd	Gauteng (ZA)	(6)	Construction phase
Las Cabezas Solar, S.L.	Seville (ES)	(5)	Construction phase
Linares Fotovoltaica, S.L.	Seville (ES)	(5)	Operational
Linha Verde Transmissora de Energia S.A	Brasilia (BR)	(9)	Construction phase
Londrina Transmissora De Energia, S.A.	R. de Janeiro (BR)	(9)	Operational
Marismas PV A1, S.L.	Seville (ES)	(5)	Operational
Marismas PV A2, S.L.	Seville (ES)	(5)	Operational
Marismas PV A3, S.L.	Seville (ES)	(5)	Operational
Marismas PV A4, S.L.	Seville (ES)	(5)	Operational
Marismas PV A5, S.L.	Seville (ES)	(5)	Operational
Marismas PV A6, S.L.	Seville (ES)	(5)	Operational
Marismas PV A7, S.L.	Seville (ES)	(5)	Operational
Marismas PV A8, S.L.	Seville (ES)	(5)	Operational
Marismas PV A9, S.L.	Seville (ES)	(5)	Operational
Marismas PV A10, S.L.	Seville (ES)	(5)	Operational
Marismas PV A11, S.L.	Seville (ES)	(5)	Operational
Marismas PV A12, S.L.	Seville (ES)	(5)	Operational
Marismas PV A13, S.L.	Seville (ES)	(5)	Operational
Marismas PV A14, S.L.	Seville (ES)	(5)	Operational
Marismas PV A15, S.L.	Seville (ES)	(5)	Operational
Marismas PV A16, S.L.	Seville (ES)	(5)	Operational
Marismas PV A17, S.L.	Seville (ES)	(5)	Operational
Marismas PV A18, S.L.	Seville (ES)	(5)	Operational
Marismas PV B1, S.L.	Seville (ES)	(5)	Operational
Marismas PV B2, S.L.	Seville (ES)	(5)	Operational
Marismas PV B3, S.L.	Seville (ES)	(5)	Operational
Marismas PV B4, S.L.	Seville (ES)	(5)	Operational
Marismas PV B5, S.L.	Seville (ES)	(5)	Operational
Marismas PV B6, S.L.	Seville (ES)	(5)	Operational
Marismas PV B7, S.L.	Seville (ES)	(5)	Operational
Marismas PV B8, S.L.	Seville (ES)	(5)	Operational
Marismas PV B9, S.L.	Seville (ES)	(5)	Operational
Marismas PV B10, S.L.	Seville (ES)	(5)	Operational
Marismas PV B11, S.L.	Seville (ES)	(5)	Operational

154 Informe Anual 2013 | ABENGOA
02 Appendices

Appendix X.- Companies with Electricity Operations included in the 2013 Consolidation Perimeter (continuation)

Company Name	Registered Address	Activity (*)	Comments
Marismas PV B12, S.L.	Seville (ES)	(5)	Operational
Marismas PV B13, S.L.	Seville (ES)	(5)	Operational
Marismas PV B14, S.L.	Seville (ES)	(5)	Operational
Marismas PV B15, S.L.	Seville (ES)	(5)	Operational
Marismas PV B16, S.L.	Seville (ES)	(5)	Operational
Marismas PV B17, S.L.	Seville (ES)	(5)	Operational
Marismas PV B18, S.L.	Seville (ES)	(5)	Operational
Marismas PV C1, S.L.	Seville (ES)	(5)	Operational
Marismas PV C2, S.L.	Seville (ES)	(5)	Operational
Marismas PV C3, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C5, S.L.	Seville (ES)	(5)	Operational
Marismas PV C6, S.L.	Seville (ES)	(5)	Operational
Marismas PV C7, S.L.	Seville (ES)	(5)	Operational
Marismas PV C8, S.L.	Seville (ES)	(5)	Operational
Marismas PV C9, S.L.	Seville (ES)	(5)	Operational
Marismas PV C10, S.L.	Seville (ES)	(5)	Operational
Marismas PV C11, S.L.	Seville (ES)	(5)	Operational
Marismas PV C12, S.L.	Seville (ES)	(5)	Operational
Marismas PV C13, S.L.	Seville (ES)	(5)	Operational
Marismas PV C14, S.L.	Seville (ES)	(5)	Operational
Marismas PV C15, S.L.	Seville (ES)	(5)	Operational
Marismas PV C16, S.L.	Seville (ES)	(5)	Operational
Marismas PV C17, S.L.	Seville (ES)	(5)	Operational
Marismas PV C18, S.L.	Seville (ES)	(5)	Operational
Marismas PV E1, S.L.	Seville (ES)	(5)	Operational
Marismas PV E2, S.L.	Seville (ES)	(5)	Operational
Marismas PV E3, S.L.	Seville (ES)	(5)	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	(6)	Construction phase
Maruthal Green Power Private Limited	Maharashtra (IN)	(6)	Construction phase
Mojave Solar LLC	Berkeley (US)	(6)	Construction phase
Norventus Atlántico, S.L	A Coruña (ES)	(2)	Construction phase
Palmatir S.A.	Montevideo (UY)	(2)	Construction phase
Palmucho, S.A.	Santiago de Chile (CL)	(9)	Operational
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	(3)	Operational
Procesos Ecológicos Vilches, S.A.	Seville (ES)	(3)	Operational
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	(6)	Construction phase
Sanlúcar Solar, S.A.	Seville (ES)	(6)	Operational
Sao Mateus Transmissora de Energía, Ltda.	R. de Janeiro (BR)	(9)	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	(6)	Operational
Solaben Electricidad Uno	Caceres (ES)	(6)	Construction phase
Solaben Electricidad Dos	Caceres (ES)	(6)	Operational
Solaben Electricidad Tres	Caceres (ES)	(6)	Operational
Solaben Electricidad Seis	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Ocho, S.A.	Caceres (ES)	(6)	Construction phase
Solaben Electricidad Diez, S.A.	Caceres (ES)	(6)	Construction phase
Solacor Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solacor Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Solar de Receptores de Andalucia, S.A.	Seville (ES)	(5)	Operational
Solar Power Plant One (SPP1)	Argel (DZ)	(5)	Operational
Solar Processes, S.A.	Seville (ES)	(6)	Operational
Solargate Electricidad Tres , S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cuatro , S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cinco , S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Cuatro, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Tres, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Séis , S.A.	Seville (ES)	(6)	Construction phase
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	(9)	Construction phase
Transmisora Mejillones S.A.	Santiago de Chile (CL)	(9)	Construction phase

(*) Actividad Eléctrica según las descritas en la Nota 2.29) al amparo de lo establecido en la ley 54/1997.

(1) Producción en Régimen Especial: Cogeneración. Tipo de energía primaria: Fuel.
(2) Producción en Régimen Especial: Eólica. Tipo de energía primaria: Viento.
(3) Incluye Producción en Régimen Especial: Cogeneración. Tipo de energía primaria: Gas Natural.
(4) Producción en Régimen Especial: Cogeneración. Tipo de energía primaria: Gas Natural.
(5) Producción en Régimen Especial: Solar Fotovoltaica. Tipo de energía primaria: Luz Solar.
(6) Producción en Régimen Especial: Solar Termosolar. Tipo de energía primaria: Luz Solar.
(7) Producción en Régimen Especial: Hidráulica. Tipo de energía primaria: Agua.
(8) Producción en Régimen Especial: Otras: Tipo de Energía primaria: Residuos industriales (Aceites usados).
(9) Transporte.
(10) Producción Energía Eléctrica: A partir de hidrógeno. Tipo de energía primaria: Hidrógeno.

155

Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XI.- Companies taxed under the Special Regime for Company Groups at 12.31.13

Abengoa Tax Group Number 02/97		
Company Name	**Tax Address**	**Shareholding**
Abengoa S.A.	Sevile (ES)	Sociedad Dominante
Abeima Agua Internacional, S.L.	Sevile (ES)	Abeinsa Infraestructuras Medio Ambiente /Construcciones y Depuraciones, S.A (Codesa)
Abeinsa Asset Management, S.L.	Sevile (ES)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa Business Development, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.
Abeinsa Engineering, S.L.	Sevile (ES)	Abener Energía, S.A.
Abeinsa EPC, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A.	Sevile (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A.
Abeinsa, Ing y Const. Ind., S.A.	Sevile (ES)	Abengoa, S.A./Siema AG
Abencor Suministros S.A.	Sevile (ES)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia	Sevile (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Sevile (ES)	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.
Abengoa Bioenergía Biodiesel S.A.	Sevile (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Sevile (ES)	Abengoa Bioenergía., S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Sevile (ES)	Abengoa Bioenergía., S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía, S.A.	Sevile (ES)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Concessions, S.L.	Sevile (ES)	Abengoa, S.A./Siema
Abengoa Finance	Sevile (ES)	Abengoa, S.A.
Abengoa Hidrógeno, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.
Abengoa Research, S.L.	Sevile (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa SeaPower, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Sevile (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar Extremadura, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Sevile (ES)	Abengoa Solar, S.A.
Abengoa Solar New Technologies, S.A.	Sevile (ES)	Abengoa Solar, S.A.
Abengoa Solar Power, S.A.	Sevile (ES)	Abengoa Solar, S.A./Abengoa Solar España, S.A.
Abengoa Solar Ventures S.A.	Sevile (ES)	Abengoa Solar, S.A.
Abengoa Solar, S.A.	Sevile (ES)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Water Agadir, S.L.	Sevile (ES)	Abengoa Water, S.L.U.
Abengoa Water Dalian, S.L.U.	Sevile (ES)	Abengoa Water, S.L.U.
Abengoa Water International, S.L.U.	Sevile (ES)	Abengoa Water, S.L.U.
Abengoa Water Nungua, S.L.U.	Sevile (ES)	Abengoa Water, S.L.U.
Abengoa Water, S.L.U.	Sevile (ES)	Abengoa, S.A./Siema
Abentel Telecomunicaciones, S.A.	Sevile (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aleduca, S.L.	Madrid (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	Abeinsa Asset Management, S.L.
Asa Iberoamérica, S.L.	Sevile (ES)	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Sevile (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Befesa Agua Djerba, S.L.	Sevile (ES)	Abengoa Water, S.L.U.
Befesa Agua Tenes S.L.	Madrid (ES)	Abengoa Water S.L.U.
Befesa CTA Qingdao S.L.U	Madrid (ES)	Abengoa Water, S.L.U.
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Bioeléctrica Jienense, S.A.	Sevile (ES)	Abeinsa Asset Management, S.L.
Bioetanol Galicia, S.A.	A Coruña (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Captación Solar, S.A.	Sevile (ES)	Abeinsa Asset Management, S.L./Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 4, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 6, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 7, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 8, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 27 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.

156 Informe Anual 2013 | ABENGOA
02 Appendices

Appendix XI.- Companies taxed under the Special Regime for Company Groups at 12.31.13 (continuation)

Abengoa Tax Group Number 02/97		
Company Name	**Tax Address**	**Shareholding**
Captasol Fotovoltaica 28 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 30 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 48, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 49, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 50, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 52 S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 53, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 54, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 55, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 56, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 66, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 67, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 68, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 73, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 74, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 77, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 51 S.L.	Seville (ES)	Abengoa Solar España, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (ES)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Construcciones y Depuraciones, S.A.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Cogeneración Villaricos, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Ecoagrícola, S.A.	Murcia (ES)	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.
Ecocarburantes Españoles, S.A.	Murcia (ES)	Abengoa Bioenergía Inversiones, S.A.
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	Siema Technologies, S.L.
Helioenergy Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Diez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Doce, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Trece, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veintiuno, S.A.	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintidos, S.A.	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintitres, S.A.	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticinco, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Hypesol Energy Holding, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.
Inabensa Fotovoltaica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (ES)	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar, S.L.	Seville (ES)	Aleduca, S.L.
Linares Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones Dos, S.L.	Seville (ES)	Abengoa Solar España S.A./Abengoa Solar S.A.
Marismas PV A1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

157 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XI.- Companies taxed under the Special Regime for Company Groups at 12.31.13 (continuation)

Abengoa Tax Group Number 02/97		
Company Name	**Tax Address**	**Shareholding**
Marismas PV A6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
NEA Solar Investments, S.A.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar S.A./Abengoa Solar España, S.A.
NEA Solar O&M, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar España, S.A.
NEA Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar España, S.A.
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Omega Sudamérica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	Abeinsa Asset Management, S.L.
Sanlúcar Solar, S.A.	Seville (ES)	Abengoa Solar, S.A./Asa Environment
Sema Investment, S.L.U.	Madrid (ES)	Sema Technologies, S.L.
Sema Technologies, S.L.	Madrid (ES)	Abengoa, S.A./Sema AG
Simosa I.T., S.A.	Seville (ES)	Abengoa, S.A./Simosa, S.A.
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (ES)	Asa Iberoamérica, S.L.
Sol3G	Barcelona (ES)	Abengoa Solar, S.A.
Solaben Electricidad Uno	Caceres (ES)	Extremadura Equity Investments Sàrl
Solaben Electricidad Seis	Badajoz (ES)	Extremadura Equity Investments Sàrl
Solaben Electricidad Ocho, S.A.	Caceres (ES)	Abengoa Solar España, S.A/Abengoa Solar New Technologies, S.A.
Solaben Electricidad Nueve, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Diez, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Once, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.

158
Informe Anual 2013 | ABENGOA
02 Appendices

Appendix XI.- Companies taxed under the Special Regime for Company Groups at 12.31.13 (continuation)

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Solaben Electricidad Doce, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar NT, S.A.
Solar Processes, S.A.	Seville (ES)	Abengoa Solar España,S.A./ Instalaciones Inabensa, S.A.
Solargate Electricidad Dos , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Tres , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cinco , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Tres, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Cuatro, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Solar Inversiones, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Solúcar Andalucía FV1, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Andalucía FV2, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV1, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV2, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solugas Energía S.A.	Seville (ES)	Abengoa Solar NT, S.A./Abengoa Solar S.A.
South Africa PV Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A.
South Africa Solar Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A.
South Africa Solar Ventures, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A.
Telvent Implantación de Sistemas S.L.	Madrid (ES)	Simosa I.T., S.A.
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A.	Seville (ES)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

159 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XII.- Subsidiary companies included in the 2012 consolidation perimeter using the global integration method

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
AB Bioenergy France, S.A.	Montardon (FR)	81,953	69.00	Abengoa Bioenergía, S.A.	-	(6)	B
AB Bioenergy Hannover GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abacus Management, LLC.	Phoenix (US)	-	100.00	Abacus Project Management, Inc.	(*)	(1)	-
Abacus Project Management, Inc.	Phoenix (US)	3,523	100.00	Teyma USA Inc.	-	(1)	B
Abeima Enerji ve Insaat Sanayi Ticaret Limited Sirketi	Ankara (TR)	-	100.00	Befesa Agua Internacional, S.L. /Abeinsa Ingeniería y Construcción Industrial, S.A.	(*)	(1)	-
Abeima Teyma Barka, LLC.	Ruwi (OM)	332	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	(*)	(1)	-
Abeima Teyma Infraestructure Ghana Ltd. (Abeima Teyma Ghana)	Accra (GH)	38	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	(*)	(1)	B
Abeima Teyma Zapotillo SRL de C.V.	Mexico City (MX)	-	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	(*)	(1)	B
Abeima, LLC	Delaware (US)	-	100.00	Abeinsa, Inc. LLC.	(*)	(1)	-
Abeinsa Abener Teyma General Partnership	Phoenix (US)	-	100.00	Teyma USA Inc./Abener Engineering and Construction Services, LLC./Abeinsa EPC Inc.	(*)	(1)	-
Abeinsa Asset Management, S.L.	Seville (ES)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Abeinsa BD Asia Pacific Pte. Ltd.	Singapore (SG)	66	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	-
Abeinsa Brasil Projetos e Construcoes Ltda.	R. de Janeiro (BR)	180	100.00	Abengoa Brasil, S.A./Inabensa Rio Ltda.	-	(1)	B
Abeinsa Business Development Private Limited	Bombay (IN)	3,321	100.00	Abeinsa Asset Management, S.L./Abener Inversiones, S.L.	-	(1)	-
Abeinsa Business Development, LLC.	Chesterfield (US)	-	100.00	Abeinsa, Inc. LLC.	(*)	(1)	-
Abeinsa Business Development, S.A.	Seville (ES)	-	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.	(*)	(1)	-
Abeinsa Business Development, Sp.z.o.o.	Gliwice (PL)	1	100.00	Abeinsa Business Development, S.A.	-	(1)	D
Abeinsa Business Developmet, S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Business Development, S.A./ Negocios Industriales y Comerciales, S.A.	(*)	(1)	-
Abeinsa EPC Inc.	Phoenix (US)	-	100.00	Abeinsa, Inc. LLC.	(*)	(1)	B
Abeinsa EPC Kaxu (Pty) Ltd.	Johannesburg (ZA)	-	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	B
Abeinsa EPC Khi (Pty) Ltd.	Johannesburg (ZA)	-	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	B
Abeinsa EPC México, S.A de C.V.	Mexico City (MX)	1	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./ ASA Iberoamérica, S.L.	(*)	(1)	B
Abeinsa EPC, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	(*)	(1)	B
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	447,151	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A.	-	(1)	B
Abeinsa Ingeniería y Construccion Industrial, S.A.	Seville (ES)	90,642	100.00	Abengoa, S.A./Siema AG	-	(1)	B
Abeinsa Inversiones Latam, S.L.	Madrid (ES)	283,048	100.00	Abengoa Concessões Brasil Holding, S.A./Abeinsa, Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Abeinsa, Inc. LLC.	Delaware (US)	1	100.00	Teyma USA, Inc.	(*)	(1)	-
Abelec, S.A.	Santiago (CL)	2	99.99	Abengoa Chile, S.A.	-	(2)	-
Abema, Ltda.	Santiago (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abencasa-Abengoa Comer. Y Administraçao, S.A.	R. de Janeiro (BR)	5,334	100.00	Asa Investment AG	-	(1)	-
Abencor Brasil Ltda.	R. de Janeiro (BR)	-	100.00	Abencor Suministros, S.A./Abengoa Construção Brasil Ltda.	(*)	(1)	-
Abencor México, S.A. de C.V.	Mexico City (MX)	-	100.00	Abencor Suministros, S.A./Abengoa México, S.A.	(*)	(1)	-
Abencor Perú	Lima (PE)	1	99.99	Abencor Suministros S.A.	-	(1)	-
Abencor Suministros Chile, S.A.	Santiago de Chile (CH)	3	100.00	Abengoa Chile S.A./Abencor Suministros, S.A.	-	(1)	B
Abencor Suministros S.A.	Seville (ES)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	C
Abencor USA, LLC.	Phoenix (US)	-	100.00	Abeinsa, Inc. LLC.	(*)	(1)	-
Abencs Investments., LLC.	Delaware (US)	-	100.00	Abencs LLC.	-	(1)	-
Abener Argelia, S.L.	Seville (ES)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Abener Energia Ltda.	R. de Janeiro (BR)	2	100.00	Abener Energía, S.A./Abeinsa Asset Management, S.L.	(*)	(1)	-
Abener Energía, S.A.	Seville (ES)	54,523	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Abener Energie S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	-	(1)	A
Abener Engineering and Construction Services, LLC. (Abencs)	Chesterfield (US)	27,539	100.00	Abener, S.A.	-	(1)	B
Abener Ghenova Engineering Private Limited.	Mumbai (IN)	151	100.00	Abener Ghenova Ingeniería, S.L./ Abener Energía, S.A.	(*)	(1)	D
Abener Ghenova Engineering, Inc.	Phoenix (US)	37	100.00	Abener Ghenova Ingeniería S.L.	-	(1)	B
Abener Ghenova Ingeniería S.L.	Seville (ES)	4,470	90.00	Abener Energía, S.A.	-	(1)	B
Abener México, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abener Energía, S.A.	-	(1)	B
Abener North America Construction Services, Inc.	Chesterfield (US)	40	100.00	Abener Engineering and Construction Services, LLC.	-	(1)	-
Abener Servicios Auxiliares S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Mexico, S.A. de C.V./Abengoa Mexico S.A. de C.V.	(*)	(1)	-
Abener Teyma Abeinsa Glendale General Partnership	Phoenix (US)	-	100.00	Teyma USA Inc./Abener Engineering and Construction Services, LLC./Abeinsa EPC Inc.	(*)	(1)	-
Abener-Ghenova Ingeniería de México, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Ghenova Ingeniería, S.L./Abeinsa Asset Management, S.L.	(*)	(1)	B
Abengoa Australia (Pty) Ltd.	Sidney (AU)	3,489	100.00	Instalaciones Inabensa, S.A.	-	(1)	B
Abengoa Bioenergia Agroindustria Trading US Inc.	Delaware (US)	-	100.00	Abengoa Bioenergia Agroindústria, Ltda.	(*)	(6)	-
Abengoa Bioenergia Agroindustria . Ltda.	Sao Paulo (BR)	47,963	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	-	(6)	-
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	15	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	-
Abengoa Bioenergia Brasil	Sao Paulo (BR)	888,177	99.99	Asa Bioenergy Holding AG /Abengoa Bioenergía, S.A.	-	(6)	B
Abengoa Bioenergia Inovações Ltda.	Sao Paulo (BR)	350	100.00	ASA Bioenergy Holding, AG	(*)	(6)	-
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	627,990	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	-	(6)	B
Abengoa Bioenergía Nuevas Tecnologías, S.A. (ABNT)	Seville (ES)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	-	(6)	B
Abengoa Bioenergia Outsourcing, LLC.	Chesterfield (US)	-	100.00	Abengoa Bioenergy Operation, LLC.	-	(6)	-
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	21,990	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Abengoa Bioenergia Santa Fe, Ltda.	Sao Paulo (BR)	4,136	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	-	(6)	-
Abengoa Bioenergia Trading Brasil Ltda.	Sao Paulo (BR)	18	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda .	-	(6)	-
Abengoa Bioenergía, S.A.	Seville (ES)	145,522	97.30	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(6)	B
Abengoa Bioenergy Corporation, LLC.	Chesterfield (US)	61,058	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	B
Abengoa Bioenergy Developments, LLC.	Missouri (US)	1	100.00	Abengoa Bioenergy US Holding, LLC.	(*)	(6)	-
Abengoa Bioenergy Engineering & Construction, LLC.	Chesterfield (US)	-	100.00	Abengoa Bioenergy Operations, LLC.	-	(6)	-
Abengoa Bioenergy Funding	Chesterfield (US)	234,629	100.00	Abengoa Bioenergy Meramec Renewable, LLC.	-	(6)	B
Abengoa Bioenergy Germany	Rostock (DE)	11,859	100.00	Abengoa Bioenergía Inversiones, S.A.	-	(6)	-
Abengoa Bioenergy Holdco, Inc.	Chesterfield (US)	602,921	100.00	Abengoa US Holding, LLC/ASA Bioenergy Holding, AG	(*)	(6)	-
Abengoa Bioenergy Hybrid of Kansas, LLC.	Chesterfield (US)	230,494	100.00	Abengoa Bioenergy Technology Holding, Inc.	-	(6)	-
Abengoa Bioenergy Investments., LLC.	Chesterfield (US)	-	100.00	Abengoa Bioenergy US Holding, LLC.	-	(6)	-
Abengoa Bioenergy Maple, LLC.	Chesterfield (US)	234,629	100.00	Abengoa Bioenergy Funding LLC.	-	(6)	B

160 Appendices Informe Anual 2013 | ABENGOA 02 Appendix XII. XII.- Subsidiary companies included in the 2 2012 consolidation perimeter using the global integration method (continuation) Company Name Registered Address Amount in thousands of € % of Nominal Capital Parent Company (*) Activity (see Page 8) Auditor Abengoa Bioenergy Meramec Renewable, LLC. Chesterfield (US) 277,119 91.00 Abengoa Bioenergy Holdco, Inc. - (6) B Abengoa Bioenergy Netherlands B.V. Rotterdam (NL) 494,710 100.00 Abengoa Bioenergía Inversiones, S.A. - (6) B Abengoa Bioenergy New Technologies , LLC. Chesterfield (US) 605 100.00 Abengoa Bioenergy Technology Holding, LLC. - (6) B Abengoa Bioenergy of Illinois, LLC. Chesterfield (US) 175,548 100.00 Abengoa Bioenergy Maple, LLC - (6) - Abengoa Bioenergy of Indiana, LLC. Chesterfield (US) 146,911 100.00 Abengoa Bioenergy Maple, LLC. - (6) - Abengoa Bioenergy of Kansas, LLC. Chesterfield (US) 183 100.00 Abengoa Bioenergy Operations,LLC - (6) - Abengoa Bioenergy Operations , LLC. Chesterfield (US) 384,075 100.00 Abengoa Bioenergy US Holding, LLC. - (6) B Abengoa Bioenergy Renewable Power US, LLC. Chesterfield (US) 341 100.00 Abengoa Bioenergy Operations, LLC. - (6) - Abengoa Bioenergy Technology Holding , LLC. Chesterfield (US) 230,494 100.00 Abengoa Bioenergy US Holding, LLC. - (6) - Abengoa Bioenergy Trading Europe, B.V. Rotterdam (NL) 18 100.00 Abengoa Bioenergía Inversiones, S.A. - (6) B Abengoa Bioenergy Trading US, LLC. Chesterfield (US) - 100.00 Abengoa Bioenergy Operations, LLC - (6) B Abengoa Bioenergy UK Limited Cardiff (UK) 14,503 100.00 Abengoa Bioenergía Inversiones, S.A. - (6) - Abengoa Bioenergy US Holding, LLC. Chesterfield (US) 782,692 100.00 Abengoa Bioenergy Holdco, Inc. - (6) B Abengoa Chile, S.A. Santiago (CL) 48,167 100.00 Asa Investment, AG/Teyma Abengoa, S.A. - (1) B Abengoa Cogeneración Tabasco, S. de R.L. de C.V. Mexico City (MX) 74,379 100.00 Abener Energía, S.A/Abengoa México, S.A. de C.V. - (5) B Abengoa Colombia, S.A.S. Bogota (CO) 42 100.00 Abengoa Perú, S.A./Abener Energía, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A. (*) (1) - Abengoa Concessoes Brasil Holding S.A. R. de Janeiro (BR) 862,916 100.00 Abengoa Brasil, S.A./ Sociedad Inversora de Líneas de Brasil, S.L. - (2) B Abengoa Construçao Brasil, Ltda R. de Janeiro (BR) 166,585 100.00 Befesa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L. - (1) B Abengoa Finance Seville (ES) 60 100.00 Abengoa, S.A. - (1) B Abengoa Hellas Solar Power Systems Limited Liabilities Company Atenas (GR) 9 100.00 Abengoa Solar, S.A./Abengoa Solar España, S.A. - (3) D Abengoa Hidrógeno, S.A Seville (ES) 912 100.00 Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A. - (8) B Abengoa México, S.A. de C.V. Mexico City (MX) 149,806 97.65 Asa Investment, AG - (1) B Abengoa Perú, S.A. Lima (PE) 128,306 99.90 Asa Investment AG - (1) B Abengoa Puerto Rico, S.E. San Juan (PR) 8 100.00 Siema Investment, S.L./Abencor Suministros, S.A. - (1) A Abengoa Research, S.L. Seville (ES) 5,053 100.00 Abeinsa, Ingeniería y Construcción Industrial, S.A. - (1) D Abengoa SeaPower, S.A. Seville (ES) 60 100.00 Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A. (*) (1) - Abengoa Servicios S.A. De C.V. Mexico City (MX) 166 100.00 Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A - (1) B Abengoa Solar Power Australia (Pty) Ltd. Brisbane (AU) 63 100.00 Abengoa Solar Internacional, S.A. - (3) - Abengoa Solar Engeneering (Beijing), Co. Ltd. Beijing (CN) 103 100.00 Abengoa Solar, S.A. - (3) D Abengoa Solar España, S.A. Seville (ES) 13,346 100.00 Abengoa Solar, S.A./Abengoa Solar PV, S.A. - (8) B Abengoa Solar Extremadura, S.A. Caceres (ES) 60 100.00 Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A. - (3) - Abengoa Solar GmbH Berlin (DE) 75 100.00 Abengoa Solar Internacional, S.A. (*) (3) B Abengoa Solar India Private Limited Maharashtra (IN) 929 100.00 Abengoa Solar China, S.A./Abengoa Solar, S.A. - (8) B Abengoa Solar Industrial Systems, LLC. Colorado (US) 528 100.00 Abengoa Solar, LLC. - (8) B Abengoa Solar Internacional, S.A. Seville (ES) 12,501 100.00 Abengoa Solar, S.A. - (8) B Abengoa Solar Italia, S.R.L. Rome (IT) 501 100.00 Abengoa Solar Internacional, S.A./Abengoa Solar, S.A. - (8) B Abengoa Solar New Tecnologies, S.A. Seville (ES) 3,986 100.00 Abengoa Solar, S.A. - (8) B Abengoa Solar Operations, LLC. Delaware (US) 1 100.00 Abengoa Solar, LLC. - (3) - Abengoa Solar Power South Africa (Pty) Ltd. Gauteng (ZA) 512 100.00 Abengoa Solar Internacional, S.A. (*) (3) B Abengoa Solar Power, S.A. Seville (ES) 250 100.00 Abengoa Solar, S.A./Abengoa Solar PV, S.A. - (3) - Abengoa Solar PV, LLC. Colorado (US) 8,971 100.00 Abengoa Solar, LLC. - (8) B Abengoa Solar S.A. Seville (ES) 12,060 100.00 Abengoa, S.A./Abengoa Solar España, S.A. - (8) B Abengoa Solar Saudi Arabia Limited Liability Company Riyadh (SA) 202 100.00 Abengoa Solar Ventures, S.A./Abengoa Solar Power, S.A. (*) (8) - Abengoa Solar South Africa (Pty) Ltd. Gauteng (ZA) 5,994 100.00 South Africa Solar Investments, S.L. - (8) B Abengoa Solar US Holdings Inc. Colorado (US) 8 100.00 Abengoa US Holding, LLC. (*) (8) - Abengoa Solar Ventures S.A Seville (ES) 26,660 99.90 Abengoa Solar, S.A. - (8) B Abengoa Solar, LLC. New York (US) 560,938 100.00 Abengoa Solar US Holdings Inc. - (8) B Abengoa T&D Corporation Delaware (US) 732 100.00 Teyma USA Inc. - (1) B Abengoa Transmisión Norte S.A. Lima (PE) 175,288 100.00 Abengoa Perú, S.A./Asa Iberoamérica, S.L. - (2) B Abengoa Transmisión Sur, S.A. Lima (PE) 64,379 75.00 Asa Iberoamérica, S.L./Abengoa Perú, S.A. - (2) B Abengoa US Holding, LLC. Washington (US) 1,162,868 100.00 Abengoa Bioenergía, S.A./ Abengoa Solar, S.A./Abeinsa, S.A./Abengoa Water, S.L.U. (*) (1) - Abengoa US Operations, LLC. Washington (US) - 100.00 Abengoa US, LLC. (*) (1) - Abengoa US, LLC. Washington (US) - 100.00 Abengoa Bioenergy Holdco, Inc./ Abengoa Solar US Holdings, Inc./ Abengoa Water Holding USA, Inc./ Abener Energia, S. A./ Abacus Project Management, Inc./ Teyma USA Inc. (*) (1) - Abengoa Water Beijing Co., Ltd Beijing (CN) 3 100.00 Abengoa Water, S.L.U. (*) (4) D Abengoa Water Dalian, S.L. Seville (ES) 3 100.00 Abengoa Water, S.L.U. (*) (8) - Abengoa Water Holding USA, Inc. Delaware (US) 1 100.00 Abengoa US Holding, LLC. (*) (4) - Abengoa Water Investments Ghana BV Amsterdam (NL) 1,348 100.00 Abengoa Water Nungua, S.L.U. - (8) - Abengoa Water Nungua, S.L.U Seville (ES) 1,315 100.00 Abengoa Water, S.L.U. - (8) - Abengoa Water S.L.U. Seville (ES) 10,860 100.00 Abengoa, S.A. - (8) B Abengoa Water USA, LLC. Texas (US) 5,072 100.00 Abengoa Water Holding USA, Inc. - (8) - Abent 3T, S de RL de C.V. Mexico City (MX) 3 100.00 Abengoa México, S.A. de C.V./ Abener Energía S.A. (*) (5) - Abenta Concessões Brasil R. de Janeiro (BR) 4 95.84 Abengoa Concessões Brasil Holding, S.A. - (2) - Abenta Construçao Brasil Ltda R. de Janeiro (BR) - 90.00 Abengoa Brasil, Ltda. - (1) B Abentel Telecomunicaciones, S.A. Seville (ES) 5,530 100.00 Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A. - (1) B Abentey Brasil, Ltda. Pirassununga (BR) - 100.00 Abener Energía, S.A./Teyma Internacional,S.A. - (1) B Abentey Hugoton General Partnership Chesterfield (US) 8 100.00 Teyma USA Inc./Abener Engineering and Construction Services, LLC. - (1) B Abentey Mojave General Partnership Chesterfield (US) 42 100.00 Teyma USA Inc./Abencs Construction Services, L.P. - (1) B Abratey Construção Ltda. R. de Janeiro (BR) - 100.00 Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda. - (1) B ACE Abengoa Cogeneración de Energía S.A R. de Janeiro (BR) - 100.00 Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A. - (2) - Aelsa, Abener El Sauz, S.A. De C.V. Mexico City (MX) 6 100.00 Abener, S.A./Abengoa, S.A. - (1) B Aguas de Skikda Argel (DZ) 10,811 51.00 Geida Skikda, S.L. - (4) D Shareholding

161 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XII.- Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Aleduca, S.L.	Madrid (ES)	7,255	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(8)	-
Alianza Medioambiental, S.L.	Vizcaya (ES)	118,041	100.00	Befesa Medioa Ambiente, S.L.U.	-	(7)	B
Alumninios en Disco S.A. (Aludisc)	Huesca (ES)	2,400	100.00	Befesa Aluminio, S.L.	-	(7)	-
Aprovechamientos Energéticos Furesa, S.A. (Aprofusa)	Murcia (ES)	2,211	98.00	Abeinsa Asset Management, S.L.	-	(5)	C
Aquaildre Zinc ,S.L.	San Sebastian (ES)	232	100.00	MRH-Residuos Metálicos, S.L.	(*)	(7)	-
Arao Enerxías Eólica, S.L.	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	-	(5)	-
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	99.98	Abengoa Bioenergía, S.A.	-	(6)	B
Asa Bioenergy of Nebraska, LLC	Chesterfield (US)	40,195	100.00	Abengoa Bioenergy Operations, LLC	-	(6)	B
Asa E.& E.H., AG	Zug (SZ)	214,592	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(1)	A
Asa Iberoamérica, S.L.	Seville (ES)	48,522	100.00	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	D
Asa Investment AG	Zug (SZ)	69,950	100.00	Abeinsa Inversiones Latam, S.L.	-	(1)	B
ASA Investment Brasil Ltda.	R. de Janeiro (BR)	850	100.00	Befesa Brasil/Abengoa Brasil, S.A.	-	(1)	B
ASO Holdings, LLC	Colorado (US)	263,083	73.52	Abengoa Solar, LLC	-	(8)	B
ATE IV Sao Mateus Transmissora de Energia	R. de Janeiro (BR)	69,006	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	B
ATE IX Transmissora de Energia, S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	-	(2)	-
ATE V Londrina Transmissora De Energia S.A.	R. de Janeiro (BR)	47,173	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	B
ATE VI Campos Novos Transmissora de Energia ,S.A.	R. de Janeiro (BR)	43,672	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	B
ATE VII Foz do Iguacú Transmissora de Energia, S.A.	R. de Janeiro (BR)	29,316	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	-	(2)	B
ATE X Abengoa Brasil Administraçao Predial, Ltda.	R. de Janeiro (BR)	-	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	-	(1)	-
ATE XI, Manaus Transmissora de Energia, S.A.	R. de Janeiro (BR)	209,456	50.50	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	B
ATE XII, Norte Brasil Transmissora de Energia, S.A.	R. de Janeiro (BR)	145,808	51.00	Abengoa Concessoes Brasil Holding, S.A.	-	(2)	B
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	-
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	-
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	-
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	-	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	-
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	59	100.00	Abengoa Transmisión Norte, S.A./Abengoa Perú, S.A.	-	(2)	B
ATN 2, S.A.	Santiago de Chile (CH)	1	99.98	Abengoa Perú, S.A.	-	(2)	B
Aurorex S.A.	Montevideo (UY)	108	100.00	Teyma Renovables	-	(1)	-
Aznalcóllar Solar, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Baja California 229, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Energía, S.A./Abener Ghenova Ing., S.A./Abener Servicios Auxiliares, S.A. de C.V.	(*)	(1)	B
Bargoa, S.A.	R. de Janeiro (BR)	23,854	99.98	Abengoa Comer. y Administraçao, S.A./ Asa Investment AG	-	(1)	A
Befesa Agua Djerba, S.L.	Seville (ES)	13	100.00	Abengoa Water, S.L.U.	-	(8)	-
Befesa Agua Internacional S.L.	Seville (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	-	(1)	-
Befesa Agua Tenes S.L.	Madrid (ES)	10,026	100.00	Abengoa Water S.L.U.	-	(4)	-
Befesa Aluminio, S.L.	Vizcaya (ES)	59,109	100.00	Befesa Reciclaje de Residuos de Aluminio, S.L.	-	(7)	B
Befesa Aluminium Germany GmbH	Sajonia-Anhalt (DE)	28	100.00	Befesa Salzschlacke GmbH	(*)	(7)	-
Befesa Apa, S.R.L	Bucarest (RO)	10	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Befesa Argentina ,S.A.	Buenos Aires (AR)	6,080	100.00	Alianza Medioambiental, S.L./Befesa Desulfuración, S.A.	-	(7)	B
Befesa Brasil	R. de Janeiro (BR)	1,701	100.00	Asa Investment AG /Alianza Medioambiental, S.L.	-	(7)	-
Befesa CTA Qingdao, S.L.U.	Madrid (ES)	35,163	100.00	Abengoa Water, S.L.U.	-	(4)	B
Befesa Desalination Developments Ghana Limited	Accra (GH)	8	56.00	Abengoa Water Investment Ghana BV	(*)	(4)	-
Befesa Desulfuración, S.A.	Barakaldo (ES)	36,510	90.00	Alianza Medioambiental, S.L.	-	(7)	B
Befesa Escorias Salinas, S.A.	Valladolid (ES)	6,786	100.00	Befesa Aluminio, S.L.	-	(7)	B
Befesa Gest. Res. Ind, S.L. (Begri)	Vizcaya (ES)	79,546	100.00	Alianza Medioambiental, S.L.	-	(7)	B
Befesa Infraestructure India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	B
Befesa Limpiezas Industriales México S.A. de C.V.	Mexico City (MX)	6	100.00	Befesa México, S.A. De C.V./Abengoa México, S.A. de CV	-	(7)	D
Befesa Medio Ambiente, S.L.U.	Vizcaya (ES)	545,736	100.00	Abengoa, S.A.	-	(7)	B
Befesa México, S.A. De C.V.	Mexico City (MX)	4,023	100.00	Abengoa México, S.A./Alianza Medioambiental, S.L.	-	(7)	B
Befesa PCB	Cartagena (ES)	1,358	100.00	Alianza Medioambiental, S.L.	-	(7)	B
Befesa Perú, S.A.	Lima (PE)	5,457	100.00	Alianza Mediambiental, S.L.	-	(7)	B
Befesa Plásticos, S.L.	Murcia (ES)	5,415	97.40	Alianza Medioambiental, S.L.	-	(7)	B
Befesa Portugal Gestão de Resíduos Industriais, S.A.	Lisboa (PT)	50	100.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
Befesa Reciclaje de Residuos de Aluminio S.L.	Vizcaya (ES)	57,233	100.00	MRH-Residuos Metálicos, S.L.	-	(7)	B
Befesa Salt Slag, Ltd	Gales (UK)	21,399	100.00	Befesa Aluminio, S.L./Befesa Escorias Salinas, S.A.	-	(7)	D
Befesa Salzschlacke GmbH	Hannover (DE)	6,500	100.00	MRH-Residuos Metálicos, S.L.	-	(7)	B
Befesa Scandust AB	Landskrona (SE)	28,044	100.00	Befesa Zinc, S.L.	-	(7)	B
Befesa Servicios Corporativos, S.A.	Madrid (ES)	1,126	100.00	Befesa Medioa Ambiente, S.L.U.	-	(7)	-
Befesa Servicios S.A.	Buenos Aires (AR)	597	51.00	Alianza Medioambiental, S.L./Befesa Desulfuración	-	(7)	D
Befesa Silvermet Adana Celik Tozu Geri Donusum AS	Sarceki-Iskenderun (TR)	304	100.00	Befesa Silvermet Turkey, S.L.	-	(7)	-
Befesa Silvermet Iskenderun	Iskenderun (TU)	8,823	100.00	Befesa Silvermet Turkey, S.L.	-	(7)	B
Befesa Silvermet Izmir Celik Tozu Geri Donusum AS	Sarceki-Iskenderun (TR)	741	100.00	Befesa Silvermet Turkey, S.L.	-	(7)	-
Befesa Silvermet Turkey, S.L.	Vizcaya (ES)	6,702	51.00	Befesa Zinc, S.A.U.	-	(7)	-
Befesa Steel R & D, S.L.U.	Vizcaya (ES)	3,336	100.00	MRH-Residuos Metálicos, S.L.	-	(7)	-
Befesa Steel Services GmbH	Duisburg (DE)	58,878	100.00	Befesa Zinc Germany	-	(7)	B
Befesa Uruguay	Montevideo (UY)	12	100.00	Teyma Medioambiente, S.A.	-	(1)	-
Befesa Valera S.A.S.	Gravelines (FR)	28,754	100.00	Befesa Zinc, S.A.	-	(7)	B
Befesa Valorización de Azufre, S.L.U.	Vizcaya (ES)	46,344	100.00	Alianza Medioambiental, S.L.	-	(7)	B
Befesa Valorización S.L. Sociedad Unipersonal	Cartagena (ES)	3	100.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
Befesa Zinc Freiberg GmbH & Co KG	Freiberg (DE)	52,521	100.00	Befesa Zinc, S.A.U.	-	(7)	B
Befesa Zinc Aser, S.A.	Vizcaya (ES)	18,039	100.00	Befesa Zinc, S.L.	-	(7)	B
Befesa Zinc Comercial, S.A.	Vizcaya (ES)	60	100.00	Befesa Zinc, S.L.	-	(7)	B
Befesa Zinc Duisburg GmbH	Duisburg (DE)	4,953	100.00	Befesa Steel Services GmbH/Befesa Zinc Germany	-	(7)	B

162
Informe Anual 2013 | ABENGOA
02 Appendices

Appendix XII.- Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Befesa Zinc Germany	Duisburg (DE)	273,190	100.00	Befesa Zinc, S.L.	-	(7)	-
Befesa Zinc Gravelines, S.A.S.U.	Gravelines (FR)	8,000	100.00	Befesa Valera, S.A.S.	-	(7)	B
Befesa Zinc Óxido, S.A.U.	Vizcaya (ES)	7,436	100.00	Befesa Zinc, S.A.U.	-	(7)	B
Befesa Zinc Sur, S.L.	Vizcaya (ES)	5,145	100.00	Befesa Zinc, S.A.U.	-	(7)	-
Befesa Zinc, S.L.	Vizcaya (ES)	34,626	100.00	MRH Residuos Metálicos, S.L.	-	(7)	B
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
Bioetanol Galicia, S.A.	A Coruña (ES)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	-	(6)	B
C.D. Puerto San Carlos S.A. De C.V.	Mexico City (MX)	13,917	100.00	Abener Energía, S.A./Abengoa, S.A./Abengoa México, S.A. de C.V.	-	(1)	B
Cadonal, S.A.	Montevideo (UY)	2	100.00	Holding de Energía Eólica, S.A.	-	(5)	B
Captación Solar, S.A.	Sevile (ES)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	-	(1)	-
Captasol Fotovoltaica 1, S.L.	Sevile (ES)	57	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 10, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 11, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 12, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 13, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 14, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 15, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 16, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 17, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 18, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 19, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 2, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 20, S.L.	Sevile (ES)	1,144	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 21, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 22, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 23, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 24, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 25, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 26, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 27, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 28, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 29, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 3, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 30, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 31, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 32, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 33, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 34, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 35, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 36, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 37, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 38, S.L.	Sevile (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 4, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 40, S.L.	Sevile (ES)	59	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 5, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 52, S.L.	Sevile (ES)	3	99.94	Abengoa Solar España, S.A.	-	(3)	-
Captasol Fotovoltaica 58, S.L.	Sevile (ES)	3	99.94	Abengoa Solar España, S.A.	-	(3)	-
Captasol Fotovoltaica 6, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 7, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 72, S.L.	Sevile (ES)	3	99.94	Abengoa Solar España, S.A.	-	(3)	-
Captasol Fotovoltaica 73, S.L.	Sevile (ES)	3	99.94	Abengoa Solar España, S.A.	-	(3)	-
Captasol Fotovoltaica 77, S.L.	Sevile (ES)	3	99.94	Abengoa Solar España, S.A.	-	(3)	-
Captasol Fotovoltaica 8, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Captasol Fotovoltaica 9, S.L.	Sevile (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	-	(3)	-
Carpio Solar Inversiones, S.A.	Sevile (ES)	130,859	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	-	(8)	B
Casaquemada Fotovoltaica, S.L.	Sevile (ES)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Cedisolar	Ourense (ES)	4,992	57.50	Rioglass Solar Holding, S.A.	-	(3)	-
Centro Industrial y Logístico Torrecúellar, S.A.	Sevile (ES)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	-
Centro Morelos 264 S.A. de C.V.	Mexico City (MX)	2	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios Auxiliares de Administración, S.A.	(*)	(1)	B
Centro Tecnológico Palmas Altas, S.A.	Sevile (ES)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Cogeneración Villaricos, S.A. (Covisa)	Sevile (ES)	5,951	99.22	Abeinsa Asset Management, S.L.	-	(5)	C
Comemsa, Construcc Metalicas Mexicanas, S.A. De C.V.	Queretaro (MX)	21,053	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	-	(1)	B
Complejo Medioambiental Tierra de Campos, S.L.	Palencia (ES)	46	77.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico City (MX)	-	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	(*)	(4)	B
Construcciones y Depuraciones, S.A.	Sevile (ES)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	B
Construtora Integração Ltda.	R. de Janeiro (BR)	-	51.00	Abengoa Brasil, S.A.	-	(1)	B
Copero Solar Huerta Cinco, S.A.	Sevile (ES)	87	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Cuatro, S.A.	Sevile (ES)	88	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Diez, S.A.	Sevile (ES)	32	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Dos, S.A.	Sevile (ES)	92	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Nueve, S.A.	Sevile (ES)	42	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Ocho, S.A.	Sevile (ES)	81	50.00	Abengoa Solar España, S.A.	-	(3)	B

163

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02 Appendices

Appendix XII.- Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Copero Solar Huerta Seis, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Siete, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Tres, S.A.	Seville (ES)	94	50.00	Abengoa Solar España, S.A.	-	(3)	B
Copero Solar Huerta Uno, S.A.	Seville (ES)	96	50.00	Abengoa Solar España, S.A.	-	(3)	B
CSP Equity Investment, S.A.R.L.	Luxembourg (LU)	341,958	100.00	Abengoa Solar España, S.A.	(*)	(8)	-
Cycon Solar, LTD	Nicosia (CY)	1	66.00	Abengoa Solar Internacional, S.A.	-	(3)	B
Donsplav	Ukraine (UA)	980	51.00	Befesa Aluminio, S.L.	(*)	(7)	-
Ecija Solar Inversiones, S.A.	Seville (ES)	85,886	100.00	CSP Equity Investment S.A.R.L./Abengoa Solar, S.A.	-	(8)	B
Ecoagricola, S.A.	Murcia (ES)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	-	(6)	B
Ecocarburantes Españoles., S.A.	Murcia (ES)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	-	(6)	B
Ecovedras SA	Torres Vedras (PT)	39	78.00	Alianza Medioambiental, S.L.	-	(7)	-
Energoprojekt-Gliwice, S.A.	Gliwice (PL)	6,773	100.00	Abener Energía, S.A.	-	(1)	D
Enernova Ayamonte S.A.	Huelva (ES)	2,281	91.00	Abeinsa Asset Management, S.L.	-	(5)	C
Enicar Chile, S.A.	Santiago (CL)	3	100.00	Abengoa Chile, S.A.	-	(2)	-
Epartir, S.A.	Montevideo (UY)	-	100.00	Teyma Sociedad de Inversión, S.A.	(*)	(5)	-
Europea Const. Metálicas, S.A. (Eucomsa)	Seville (ES)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	-	(1); (8)	B
Evacuación Valdecaballeros	Madrid (ES)	8,984	57.12	Solaben Electricidad Uno, Dos y Seis S.A.	-	(3)	-
Fartel, S.A.	Montevideo (UY)	13	100.00	Teyma Forestal, S.A.	-	(1)	-
Financiera Soteland, S.A.	Montevideo (UY)	380	100.00	Asa Investment AG	-	(1)	-
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	800	80.00	Abengoa Solar España, S.A.	-	(3)	B
Galdán, S.A.	Navarra (ES)	1,485	100.00	Befesa Aluminio, S.L.	-	(7)	-
Geida Skikda, S.L.	Madrid (ES)	7,577	67.00	Abengoa Water S.L.U.	-	(4)	-
GES Investment C.V.	Amsterdam (NL)	-	92.00	ASA Investment AG	(*)	(1)	-
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	1,263	100.00	Siema Technologies, S.L.	-	(1)	B
Girhmex, S.A. De C.V.	Mexico City (MX)	3	100.00	Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V.	(*)	(1)	-
Global Engineering Services LLC	Delaware (US)	2	100.00	GES Investment C.V.	-	(1)	-
Harper Dry Lake Land Company, LLC	Delaware (US)	1	100.00	Abengoa Solar, LLC.	-	(3)	-
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Diez, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Doce, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Once, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Siete, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Trece, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helio Energy Electricidad Tres, S.A.	Seville (ES)	4,560	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Helioenergy Electricidad Veinticinco, S.A.	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	-	(3)	-
Helioenergy Electricidad Veinticuatro, S.A.	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	-	(3)	-
Helioenergy Electricidad Veintidos, S.A.	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	-	(3)	-
Helioenergy Electricidad Veintitres, S.A.	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	-	(3)	-
Helioenergy Electricidad Veintiuno, S.A.	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	-	(3)	-
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	120,739	100.00	Hypesol Energy Holding, S.L.	-	(3)	B
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	113,181	100.00	Hypesol Energy Holding, S.L.	-	(3)	B
Hidro Abengoa, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Holding de Energía Eólica S.A.	Montevideo (UY)	927	100.00	Teyma Renovables/Instalaciones Inabensa, S.A.	-	(1)	B
Hypesol Energy Holding , S.L.	Seville (ES)	236,067	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.	-	(8)	B
Inabensa (Pty) Ltd.	Johannesburg (ZA)	-	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Inabensa Bharat Private Limited	New Delhi (IN)	4,135	100.00	Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A.	-	(1)	A
Inabensa Electric and Electronic Equipment Manufacturing (Tianjin) Co. Ltda.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	D
Inabensa Fotovoltaica, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	-	(1)	-
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	-	(1)	B
Inabensa Holdings	London (UK)	-	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Inabensa Maroc, S.A.	Tanger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	-	(1)	A
Inabensa Portugal	Lisboa (PT)	280	100.00	Instalaciones Inabensa, S.A.	-	(1)	B
Inabensa Rio Ltda.	R. de Janeiro (BR)	-	100.00	Befesa Brasil, S.A./Abengoa Brasil, S.A.	-	(1)	B
Inabensa Saudi Arabia, LLC	Dammam (SA)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Inabensa USA, LLC	Phoenix (US)	38	100.00	Abeinsa, Inc. LLC.	(*)	(1)	-
Inabensa, LLC	Ruwi (OM)	366	70.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L. (IHCAC)	Huesca (ES)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(5)	-
Iniciativas Medioambientales, S.L.	Seville (ES)	8	100.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
Insolation 17 S.R.L	Rome (IT)	2	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(8)	-
Insolation 18 S.R.L	Rome (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 10 S.R.L	Palermo (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 11 S.R.L	Palermo (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 12 S.R.L	Palermo (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 13 S.R.L	Palermo (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 14 S.R.L	Palermo (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 15 S.R.L	Rome (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 4 S.R.L	Rome (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 5 S.R.L	Palermo (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 6 S.R.L	Rome (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-

164

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02 Appendices

Appendix XII.- Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Insolation Sic 7 R.L	Palermo (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 8 S.R.L	Palermo (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Insolation Sic 9 S.R.L	Rome (IT)	-	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	-	(3)	-
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	-	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Inabensa Insaat Enerji Limited Sirketi	Ankara (TR)	58	100.00	Instalaciones Inabensa, S.A.	-	(1)	B
Instalaciones Inabensa, S.A.	Seville (ES)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Inversora Enicar, S.A.	Santiago (CL)	2,140	100.00	Abengoa Chile, S.A.	-	(2)	-
Italica Solare S.R.L.	Rome (IT)	15	100.00	Abengoa Solar, S.A.	-	(3)	-
Kaxu CSP O&M Company (Pty) Ltd.	Gauteng (ZA)	16,113	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	(*)	(3)	B
Kaxu CSP South Africa (Pty) Ltd.	Gauteng (ZA)	1,593	51.00	Abengoa Solar South Africa (Pty) Ltd.	-	(3)	B
Khi CSP O&M Company (Pty) Ltd.	Gauteng (ZA)	16,113	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	(*)	(3)	B
Khi CSP South Africa (Pty) Ltd.	Gauteng (ZA)	956	51.00	Abengoa Solar South Africa (Pty) Ltd.	-	(3)	B
Kitten, S.A.	Montevideo (UY)	17	100.00	Teyma Construcciones, S.A.	-	(1)	-
L.T. Rosarito y Monterrey, S.A. De C.V.	Mexico City (MX)	3,024	100.00	Asa Investment AG/Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	-	(1)	D
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	8,164	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Las Cabezas Solar S.L.	Seville (ES)	3	100.00	Aleduca, S.L.	-	(3)	-
Latifox S.A.	Montevideo (UY)	2	100.00	Teyma Renovables	-	(1)	-
Linares Fotovoltaica, S.L.	Seville (ES)	3,271	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	B
Lineas 612 Norte Noroeste, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	-	(1)	-
Linha Verde Transmisora de Energia, S.A.	Brasilia (BR)	14,489	51.00	Abengoa Concessoes Brasil Holding S.A.	-	(2)	B
Logrosán Solar Inversiones Dos, S.A.	Seville (ES)	60	100.00	Abengoa Solar España S.A./Abengoa Solar S.A.	(*)	(6)	-
Logrosán Solar Inversiones, S.A.	Extremadura (ES)	125,113	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	-	(6)	B
Manaus Constructora Ltda.	R. de Janeiro (BR)	-	50.50	Abengoa Concessões Brasil Holding, S.A.	-	(1)	-
Marismas PV A1, S.L.	Seville (ES)	6,998	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV A9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV B9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-

165 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XII.- Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (continuation)

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Marismas PV C3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV C9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marismas PV E3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	-	(3)	-
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
Maruthal Green Power Private Limited	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
Mojave Solar Holding, LLC.	Delaware (US)	158,318	100.00	Abengoa Solar, LLC.	-	(8)	-
MRH-Residuos Metálicos, S.L.	Vizcaya (ES)	141,363	100.00	Befesa Medioa Ambiente, S.L.U.	-	(7)	-
Mundiland, S.A.	Montevideo (UY)	3,006	100.00	Siema Factory Holding AG	-	(1)	-
NEA Solar Investments, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	(*)	(8)	-
NEA Solar O&M, S.A.	Seville (ES)	61	100.00	NEA Solar Investments, S.A./Abengoa Solar España, S.A.	(*)	(8)	-
NEA Solar Power, S.A.	Seville (ES)	61	100.00	NEA Solar Investments, S.A./Abengoa Solar España, S.A.	(*)	(8)	-
Nicefield S.A.	Uruguay (UY)	3	100.00	Holding de Energía Eólica, S.A.	-	(5)	B
Nicsa Asia Pacific Private Limited	Singapore (SG)	-	100.00	Negocios Industriales y Comerciales, S.A.	(*)	(1)	-
Nicsa Fornecimento de Materiais Eléctricos Ltda	R. de Janeiro (BR)	1,503	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	-
Nicsa Industrial Supplies Corporation	Houston (US)	790	100.00	Abeinsa, Inc. LLC.	-	(1)	B
Nicsa Mexico, S.A. de C.V.	Mexico City (MX)	4	99.80	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	-	(1)	B
Nicsa Middle East, FZE	Sharjah (AE)	29	100.00	Negocios Industriales y Comerciales, S.A.	-	(1)	B
Nicsa Perú, S.A.	Lima (PE)	3	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	(*)	(1)	-
Nicsa Suministros Industriales, S.A.	Buenos Aires (AR)	-	100.00	Befesa Argentina, S.A./Teyma Abengoa, S.A.	-	(7)	D
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	C
Norventus Atlántico, S.L.	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	-	(5)	-
OMEGA Operação e Manutenção de Linhas de Transmissão, S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	-	(1)	B
Omega Sudamérica, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	(*)	(1)	-
Palmatir S.A.	Montevideo (UY)	893	100.00	Holding de Energía Eólica, S.A.	-	(5)	B
Palmucho, S.A.	Santiago (CL)	2	100.00	Abengoa Chile, S.A. / Enicar Chile, S.A.	-	(2)	B
Pomacocha Power S.A.	Lima (PE)	-	90.00	Abengoa Perú, S.A.	-	(1)	-
Power Structures Inc.	Delaware (US)	-	100.00	Abeinsa, Inc. LLC.	-	(1)	B
Procesos Ecológicos Carmona 1, S.A.	Seville (ES)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Carmona 2, S.A.	Seville (ES)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Carmona 3, S.A.	Seville (ES)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Lorca 1, S.A.	Seville (ES)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(1)	-
Procesos Ecológicos Vilches, S.A.	Seville (ES)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	-	(7)	B
Puerto Real Cogeneración, S.A. (Precosa)	Cadiz (ES)	176	99.10	Abeinsa Asset Management, S.L.	-	(5)	B
Qingdao BCTA Desalinataion Co.Ltd.	Qingdao (CH)	37,786	92.59	Befesa CTA Qingdao, S.L.	-	(4)	B
Qingdao Befesa Agua Co., Ltd. (WFOE Qingdao)	Qingdao (CH)	209	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	-	(1)	B
Rajathan Photon Energy	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	-	(3)	B
Residuos Ind. De la Madera de Córdoba, S.A.	Cordoba (ES)	617	71.09	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
Rioglass Solar 2	Asturias (ES)	60	99.99	Rioglass Solar Holding, S.A.	-	(8)	B
Rioglass Solar Holding, S.A.	Asturias (ES)	502	50.00	Abengoa Solar, S.A.	-	(8)	B
Rioglass Solar Inc.	Delaware (US)	9,391	100.00	Rioglass Solar Holding, S.A.	-	(8)	B
Rioglass Solar, S.A.	Asturias (ES)	6,906	100.00	Rioglass Solar Holding, S.A.	-	(8)	B
Royalla PV (Pty) Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	-
S.E.T Sureste Peninsular, S.A. De C.V.	Mexico City (MX)	1,615	100.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	-	(1)	-
Sanlúcar Solar, S.A.	Seville (ES)	8,225	100.00	Abengoa Solar, S.A./Asa Environment	-	(3)	B
SAS Abengoa Bioenergie Biomasse France	Arance (FR)	3	100.00	Abengoa Bioenergía, S.A.	-	(6)	-
Scios. Aux. Admon., S.A. De C.V. (Saxsa)	Mexico City (MX)	3	99.80	Abengoa México, S.A. de C.V./Abengoa, S.A.	-	(1)	B
Serv. Integ. Manten. y Operac., S.A. (Simosa)	Seville (ES)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	-	(1)	C
Servicios de Ingeniería IMA S.A.(SDI -IMA)	Santiago (CL)	2,832	60.00	Abengoa Chile, S.A.	-	(1)	B
Sharikat Tenes Lilmiyah Spa	Argel (DZ)	9,871	51.00	Befesa Aguas Tenes, S.L.	-	(4)	D
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	-	(1)	-
Siema Investment, S.L.	Madrid (ES)	7,000	100.00	Siema Technologies, S.L.	-	(1)	-
Siema Technologies, S.L.	Madrid (ES)	24,297	100.00	Abengoa, S.A./Siema AG	-	(1)	B
Siema, AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	-	(1)	-
Simosa I.T., S.A.	Seville (ES)	61	100.00	Abengoa, S.A./Simosa, S.A.	-	(1)	B
Simosa IT Uruguay S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	-	(1)	B
Simosa IT US, LLC	Chesterfield (US)	-	100.00	Simosa IT, S.A.	-	(1)	B
Sinalan, S.A.	Montevideo (UY)	4	100.00	Teyma Forestal, S.A.	-	(1)	-
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico City (MX)	4,678	65.00	Befesa México, S.A. De C.V./Abengoa México, S.A. de CV	-	(7)	B
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	-	(1)	B
Sociedad Inversora Lineas de Brasil, S.L.	Seville (ES)	12,798	100.00	Asa Iberoamérica, S.L.	-	(1)	-
SolBG	Barcelona (ES)	6,762	100.00	Abengoa Solar, S.A.	-	(8)	D
Solaben Electricidad Diez, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solaben Electricidad Doce, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solaben Electricidad Dos	Caceres (ES)	62,688	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	-	(3)	B
Solaben Electricidad Ocho, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.	-	(3)	-

166 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XII.- Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Solaben Electricidad Quince, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solaben Electricidad Seis	Badajoz (ES)	1,310	100.00	Logrosán Solar Inversiones Dos, S.A./Abengoa Solar NT	-	(3)	B
Solaben Electricidad Tres	Caceres (ES)	62,401	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	-	(3)	B
Solaben Electricidad Uno	Caceres (ES)	1,460	100.00	Logrosán Solar Inversiones Dos, S.A./Abengoa Solar NT	-	(3)	B
Solacor Electricidad Dos, S.A.	Seville (ES)	58,477	74.00	Carpio Solar Inversiones, S.A.	-	(3)	B
Solacor Electricidad Uno, S.A.	Seville (ES)	57,902	74.00	Carpio Solar Inversiones, S.A.	-	(3)	B
Solar de Receptores de Andalucía, S.A.	Seville (ES)	60	100.00	Abengoa Solar, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solar Nerva, S.L.U.	Huelva (ES)	3	100.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
Solar Power Plant One (SPP1)	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	-	(3)	D
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	101	100.00	Abengoa Solar South Africa (Pty) Ltd.	(*)	(3)	B
Solar Processes, S.A.(PS-20)	Seville (ES)	14,578	100.00	Abengoa Solar España, S.A.	-	(3)	B
Solargate Electricidad Cinco , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Cuatro , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Dos , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Tres , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solargate Electricidad Uno , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solnova Electricidad Cinco, S.A.	Seville (ES)	3,460	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Solnova Electricidad Cuatro, S.A.	Seville (ES)	28,964	100.00	Solnova Solar Inversiones, S.A.	-	(3)	B
Solnova Electricidad Dos, S.A.	Seville (ES)	4,360	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	-	(3)	-
Solnova Electricidad Seis., S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	-	(3)	-
Solnova Electricidad Tres, S.A.	Seville (ES)	30,110	100.00	Solnova Solar Inversiones, S.A.	-	(3)	B
Solnova Electricidad, S.A.	Seville (ES)	30,986	100.00	Solnova Solar Inversiones, S.A.	-	(3)	B
Solnova Solar Inversiones, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A.	-	(8)	B
Soluciones Ambientales del Norte Limitada, S.A.	Santiago (CL)	6,645	100.00	Alianza Medioambiental, S.L./Befesa Servicios Corporativos, S.A.	-	(7)	B
Solugas Energía S.A.	Seville (ES)	60	100.00	Abengoa Solar NT, S.A./Abengoa Solar S.A.	-	(3)	-
Son Rivieren (Pty) Ltd.	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	-	(8)	B
South Africa Solar Investments, S.L.	Seville (ES)	10,000	100.00	Abengoa Solar Internacional, S.A.	-	(8)	-
South Africa Solar Ventures, S.L.	Seville (ES)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A.	(*)	(8)	-
Subestaciones 611 Baja California, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A/Abengoa, S.A.	-	(1)	D
Tarefix	Delaware (US)	1	92.00	Asa Investment AG	-	(1)	B
Teyma Abengoa, S.A.	Buenos Aires (AR)	49,849	100.00	Asa Investment, AG/Befesa Argentina, S.A.	-	(1)	B
Teyma Construcción, S.A.	Montevideo (UY)	5,859	97.00	Teyma Sociedad de Inversión, S.A.	-	(1)	B
Teyma Forestal, S.A.	Montevideo (UY)	821	100.00	Teyma Renovables	-	(8)	B
Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(1)	B
Teyma India Private Limited	Mumbai (IN)	441	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	-	(1)	B
Teyma Management, LLC.	Phoenix (US)	-	100.00	Teyma USA, Inc.	(*)	(1)	-
Teyma Medioambiente S.A.	Montevideo (UY)	22	100.00	Teyma Uruguay Holding, S.A .	-	(1)	-
Teyma Middle East, S.L.	Seville (ES)	2	100.00	Teyma, S.A. /Teyma Int., S.A. /Abacus Project Management Inc./Teyma Uruguay, S.A.	-	(1)	-
Teyma Paraguay, S.A.	Asuncion (PY)	-	100.00	Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	-	(1)	-
Teyma Renovables	Montevideo (UY)	2,257	100.00	Xina Holding Trust BEE (Pty) Ltd	-	(1)	B
Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	Montevideo (UY)	22	100.00	Teyma Uruguay Holding, S.A.	-	(1)	B
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	18,220	92.00	Abeinsa Inversiones Latam, S.L.	-	(1)	B
Teyma Uruguay ZF, S.A.	Montevideo (UY)	27	100.00	Teyma Construcción, S.A.	-	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Chesterfield (US)	4	100.00	Abener Engineering and Construction Services, LLC/Teyma USA Inc.	-	(1)	B
Teyma USA, Inc.	Delaware (US)	10,018	100.00	Abengoa US Holding, LLC.	-	(1)	B
Transmisora Baquedano, S.A.	Santiago de Chile (CH)	3,398	99.90	Abengoa Chile, S.A.	(*)	(2)	B
Transmisora Mejillones S.A.	Santiago de Chile (CH)	4,200	99.90	Abengoa Chile, S.A.	(*)	(2)	B
Transportadora Cuyana, S.A.	Buenos Aires (AR)	1	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	-	(1)	B
Transportadora del Norte, S.A.	Buenos Aires (AR)	-	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	-	(1)	B
Transportadora Rio Coronda, S.A.	Buenos Aires (AR)	-	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	-	(1)	D
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	-	100.00	Teyma Argentina, S.A./Abengoa, S.A.	-	(1)	D
Trinacria Spzoo	Skawina (PL)	4,583	95.05	Befesa Aluminio, S.L.	-	(7)	-
Valorcam S.L.	Madrid (ES)	2	80.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
XiNa Community Trust	Gauteng (ZA)	9	100.00	Xina Holding Trust BEE (Pty) Ltd	(*)	(8)	-
Xina Community Trust BEE Holding	Gauteng (ZA)	89	100.00	South Africa Solar Ventures, S.L.	(*)	(8)	-
XiNa CSP South Africa (Pty) Ltd.	Gauteng (ZA)	89	100.00	South Africa Solar Ventures, S.L.	(*)	(8)	-
Zero Emissions Technologies, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	-	(8)	B
Zeroemissions (Beijing) Technology Consulting Service Co. Ltd.	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	-	(1)	-
Zeroemissions Carbon Trust, S.A.	Seville (ES)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	-	(8)	B
Zeroemissions do Brasil, Ltda.	R. de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust,S.A.	-	(1)	B

(*) Companies incorporated or acquired and consolidated for the first time in the year.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areas: Cogeneration and others.
(6) Operating segment activities area: Bioenergy.
(7) Operating segment activities area: Recycling.
(8) Operating segment activities area: Others.

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte (for legal purposes).
C Audited by Auditoría y Consulta (for legal purposes).
D Audited by others auditors (for legal purposes).

167 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XIII.- Associated companies and Joint Ventures included in the 2012 consolidation perimeter using the participation method

Company Name	Registered Address	Shareholding: Amount in thousands of €	Shareholding: % of Nominal Capital	Parent Company	(*)	Activity	Auditor
Abencon, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México, S.A.	-	(1)	-
Abener-Dragados Industrial-México, S.A. De C.V.	Mexico City (MX)	-	50.00	Abener México, S.A.	-	(1)	-
Abengoa Bioenergy Biomass of Kansas, LLC	Chesterfield (US)	206,287	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC	-	(6)	B
Agua y Gestión de Servicios Ambientales, S.A.	Sevile (ES)	7,124	41.54	Abengoa Water, S.L.U.	-	(4)	-
Al Osaís-Inabensa Co. Ltd	Dammam (SA)	404	50.00	Inabensa Saudi Arabia LLC	-	(1)	B
Arizona Solar One, LLC.	Colorado (US)	357,851	100.00	Abengoa Solar Inc.	-	(3)	B
ATE VIII Transmissora de Energia S.A.	R. de Janeiro (BR)	-	50.00	Abengoa Concessões Brasil Holding, S.A.	-	(2)	B
Betearte	Vizcaya (ES)	1,121	33.33	Alianza Medioambiental, S.L.	-	(7)	-
Carmona & Befesa Limpezas Industriais, Ltda. (C&B)	Setúbal (PT)	3	50.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
Central Eólica Santo Antonio de Pádua S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	-
Central Eólica São Cristóvão S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	-
Central Eólica São Jorge S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	-
Central Eólica São Tomé Ltda.	Sao Paulo (BR)	-	18.00	Instalaciones Inabensa, S.A./Abengoa Construçao Brasil, Ltda	-	(5)	-
Chennai Water Desalination Limited	Chennai (IN)	7,086	25.00	Abengoa Water S.L.U.	-	(4)	-
Coaben SA de C.V.	Mexico City (MX)	2	50.00	Abengoa México S.A. de CV/Instalaciones Inabensa, S.A.	-	(1)	B
Cogeneración Motril, S.A.	Sevile (ES)	1,913	19.00	Abeinsa Asset Management, S.L.	-	(5)	-
Concecutex SA de C.V.	Toluca (MX)	7,274	50.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	-	(5)	B
Concesionaria Costa del Sol S.A.	Malaga (ES)	4,585	50.00	Instalaciones Inabensa, S.A.	-	(5)	B
Concesionaria Hospital del Tajo, S.A.	Madrid (ES)	1,727	20.00	Instalaciones Inabensa, S.A.	-	(5)	-
Consorcio Teyma M&C	Montevideo (UY)	12	49.90	Abengoa Chile, S.A.	-	(1)	-
Desarrolladora de Energía Renovable, S.A.P.I. de C.V.	Mexico City (MX)	-	50.00	Abengoa México, S.A. de C.V.	(*)	(1)	-
Ecología Canaria, S.A.	Las Palmas (ES)	68	45.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
Evacuación Villanueva del Rey, S.L.	Sevile (ES)	2	55.24	Helioenergy Electricidad Uno, Dos y Tres, S.A.	-	(3)	-
Explotaciones Varias, S.A.	Sevile (ES)	1,907	50.00	Abengoa, S.A.	-	(1)	-
Explotadora Hospital del Tajo, S.L.	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(5)	-
Geida Tlemcen, S.L.	Madrid (ES)	13,584	50.00	Abengoa Water S.L.U.	-	(4)	-
Gestión y Valorización Integral del Centro, S.L.	Madrid (ES)	2	50.00	Befesa Gestión de Residuos Industriales, S.L.	(*)	(7)	-
Ghenova Ingeniería S.L.	Sevile (ES)	1,027	20.00	Abener Energía, S.A.	(*)	(1)	-
Green Visión Holding BV	Arnhem (NL)	3,000	24.00	Abengoa Hidrógeno, S.A.	-	(1)	-
Hankook R&M Co., Ltd.	South Korea (KR)	15,290	25.00	Befesa Zinc Germany	(*)	(7)	-
Helioenergy Electricidad Dos, S.A.	Sevile (ES)	42,718	50.00	Écija Solar Inversiones, S.A.	-	(3)	B
Helioenergy Electricidad Uno, S.A.	Sevile (ES)	43,600	50.00	Écija Solar Inversiones, S.A.	-	(3)	B
Ibice Participações e Consultoria em Energia S.A.	R. de Janeiro (BR)	554	50.00	Abengoa Concessões Brasil Holding S.A.	(*)	(1)	-
Inapreu, S.A.	Barcelona (ES)	2,318	50.00	Instalaciones Inabensa, S.A.	-	(5)	B
Iniciativas Hidroeléctricas, S.A. (IHSA)	Sevile (ES)	1,227	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(5)	B
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	9,073	51.00	Abengoa Solar South Africa (Pty) Ltd	(*)	(3)	B
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	7,877	51.00	Son Rivieren (Pty) Ltd.	(*)	(3)	B
Ledincor S.A.	Montevideo (UY)	553	49.00	Teyma Forestal, S.A.	(*)	(1)	-
Lidelir S.A.	Montevideo (UY)	928	49.00	Teyma Forestal, S.A.	(*)	(1)	-
Micronet Porous Fibers, S.L.	Vizcaya (ES)	2,209	50.00	Abengoa Water S.L.U.	-	(7)	-
Mojave Solar, LLC	Berkeley (US)	158,317	100.00	Mojave Solar Holding, LLC	-	(3)	B
Myah Bahr Honaine, S.P.A.	Argel (DZ)	21,600	51.00	Geida Tlemcen, S.L.	-	(4)	D
Parque Eólico Cristalândia Ltda.	Salvador - Bahía (BR)	1,108	20.00	Instalaciones Inabensa, S.A./Abengoa Concessões Brasil Holding, S.A.	(*)	(5)	-
Proecsa, Procesos Ecológicos, S.A.	Sevile (ES)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Recytech, S.A.	Fouquières (FR)	-	50.00	Befesa Steel Services GmbH	-	(7)	-
Red Eléctrica del Sur, S.A. (Redesur)	Lima (PE)	3,738	23.75	Abengoa Perú, S.A.	-	(2)	-
Resid. Urbanos de Ceuta, S.L. (Resurce)	Sevile (ES)	2,030	50.00	Abengoa, S.A.	-	(1)	-
Santos Energia Participaçoes S.A.	Sao Paulo (BR)	1,298	50.00	Instalaciones Inabensa, S.A./Abengoa Construçao Brasil, Ltda	(*)	(5)	-
Servicios Culturales Mexiquenses, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	-	(1)	B
Shams Power Company PJSC	Abu Dabi (AE)	165	40.00	Total Abengoa Solar Emirates Investment Company B.V.	-	(3)	-
SRC Nanomaterials, S.A.	Asturias (ES)	500	50.00	Rioglass Solar, S.A.	-	(3)	-
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	19,116	50.00	Abengoa Solar Ventures, S.A.	-	(8)	D
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	165	50.00	Abengoa Solar Ventures, S.A.	-	(3)	D
TSMC Ing. Y Contrucción	Santiago (CL)	14	33.30	Abengoa Chile, S.A.	-	(1)	-

(*) Companies incorporated or acquired and consolidated for the first time in the year.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areas: Cogeneration and others.
(6) Operating segment activities area: Bioenergy.
(7) Operating segment activities area: Recycling.
(8) Operating segment activities area: Others.

A Audited by PricewaterhouseCoopers Auditores.
B Audited by Deloitte (for legal purposes).
C Audited by Auditoría y Consulta (for legal purposes).
D Audited by others auditors (for legal purposes).

168 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XIV.- Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Abastecimiento Ribera	Valencia (ES)	3	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Abener Nuevo Pemex Tabasco I	Seville (ES)	-	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
Abener-Inabensa Alemania	Seville (ES)	-	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
Abener-Inabensa Francia	Seville (ES)	-	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
Abto. Boaco	Nicaragua (NI)	2	73.83	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Acceso Avda. Pais Valencia	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Adis Seg. Valdestrilla	Madrid (ES)	-	7.00	Instalaciones Inabensa, S.A.	-	(1)	-
Agencia Andaluza de Energía	Seville (ES)	6	35.00	Instalaciones Inabensa, S.A.	-	(1)	-
Albalac	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	-	(1)	-
Almanjayar	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Aparcamiento L'Ordana	Alicante (ES)	5	90.00	Instalaciones Inabensa, S.A.	-	(1)	-
Apca. Lote 1 Inab-Aben	Seville (ES)	6	100.00	Abengoa, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
Apca. Lote 2 Inab-Abeng	Seville (ES)	6	100.00	Abengoa, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
Argelia	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Armilla	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Asimel	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Avinyó	Cataluña (ES)	-	40.00	Construcciones y Depuraciones, S.A.	-	(1)	-
Badaia	Vitoria (ES)	3	30.00	Instalaciones Inabensa, S.A.	(*)	(1)	-
Bahía Rosario	Seville (ES)	3	52.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Barras Parada	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Báscara	Cataluña (ES)	-	40.00	Construcciones y Depuraciones, S.A.	-	(1)	-
CAC Arequipa	Perú (PE)	3	76.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Perú, S.A.	-	(1)	-
Camas-Salteras	Madrid (ES)	1	35.00	Instalaciones Inabensa, S.A.	-	(1)	-
Campello	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
CARE Córdoba	Seville (ES)	12	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Centro I	Seville (ES)	-	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Centro Morelos Gen Electrica 622 MW	Seville (ES)	-	100.00	Scios. Aux. Admon., S.A. De CV/Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
Chennai EPC	India (IN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
Chilca - Montalbo Ute	Seville (ES)	2	100.00	Abencor Suministros S.A./Instalaciones Inabensa, S.A.	-	(2)	-
China Exhibition Center	Seville (ES)	6	34.50	Instalaciones Inabensa, S.A.	-	(1)	-
Ciudad de la Justicia	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Climatización Hosp Sol	Málaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Colector Puerto Huelva	Huelva (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
Colectores Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Consistorio	Madrid (ES)	6	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Consorcio La Gloria	Lima (PE)	-	49.00	Abengoa Perú, S.A.	-	(1)	-
Consorcio Norte Pachacutec	Lima (PE)	-	49.00	Abengoa Perú, S.A.	-	(1)	-
Cortes de Pallás	Valencia (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A.	-	(1)	-
CPD Solares	Madrid (ES)	10	35.00	Instalaciones Inabensa, S.A.	-	(1)	-
Cunene	Angola (AO)	25	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Dead Sea - Israel	Seville (ES)	-	100.00	Abener Energía, S.A./Abener Ghenova Ingeniería S.L.	(*)	(1)	-
Edar Montemayor	Córdoba (ES)	-	60.00	Construcciones y Depuraciones, S.A.	-	(1)	-
Edar Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Edificio ETEA	Zaragoza (ES)	-	40.00	Instalaciones Inabensa, S.A.	-	(1)	-
Edificio ITA	Zaragoza (ES)	3	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Edificio PICA	Seville (ES)	5	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
El Cerillo-Los Villares	Córdoba (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
El Conquero	Huelva (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Electricación L-3	Barcelona (ES)	1	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Electrificación Burgos	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	-	(1)	-
Electrificación Granollers	Madrid (ES)	6	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Emergencias Nat	Barcelona (ES)	9	33.33	Instalaciones Inabensa, S.A.	-	(1)	-
Emvisesa Palacio Exposiciones	Seville (ES)	2	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Energía Línea 9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Energía Noroeste	Seville (ES)	-	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Energía Palmas Altas	Seville (ES)	-	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Equipamiento Solar Caballería	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Erabil	Vizcaya (ES)	6	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Explot. Idam Almería	Almería (ES)	5	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Water, S.L.U.	-	(4)	-
Explot Idam Cartagena	Murcia (ES)	1	37.50	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	(*)	(4)	-
Facultades	Madrid (ES)	1	15.00	Instalaciones Inabensa, S.A.	-	(1)	-
Ferial Badajoz	Madrid (ES)	-	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Fotovoltaica Expo	Huelva (ES)	7	70.00	Instalaciones Inabensa, S.A.	-	(1)	-
Gallur Castejón	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	-	(1)	-
Guardería La Nucia	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
H. Campus de la Salud	Seville (ES)	2	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Hassi R'Mel O&M	Seville (ES)	-	100.00	Abener Energía, S.A./Abengoa Solar España S.A.	-	(4)	-
Helios Campos de San Juan I Ab-Teyma	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Helios Campos de San Juan II Ab-Teym	Seville (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Honaine	Argelia (DZ)	2	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Hospital Costa del Sol	Málaga (ES)	10	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa Eucomsa Carhuamayo Carhuaq	Seville (ES)	8	100.00	Eucomsa, Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A.	-	(1)	-

169

Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XIV.- Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (continuation)

Company Name	Registered Address	Shareholding Amount in thousands of €	Shareholding % of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Inabensa-Intel	Madrid (ES)	5	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa-Jayton Catral	Elche (ES)	10	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa-Jayton la Nucia	Alicante (ES)	6	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabensa-Jayton Villajoyosa	Elche (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inabervion	Vizcaya (ES)	10	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inacom	Madrid (ES)	6	25.00	Instalaciones Inabensa, S.A.	-	(1)	-
Incubadora	Madrid (ES)	2	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Inelin	Madrid (ES)	6	48.50	Instalaciones Inabensa, S.A.	-	(1)	-
Inst. Hospital Costa del Sol	Málaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Hospital VQ	Sevile (ES)	6	60.00	Instalaciones Inabensa, S.A.	-	(1)	-
Instalaciones Plataformas Sur	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Isla de la Cartuja	Sevile (ES)	-	30.00	Construcciones y Depuraciones, S.A.	-	(1)	-
Itoiz II	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Júcar-Vinalopó	Valencia (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Juzgados	Barcelona (ES)	6	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
L'Espluga	Cataluña (ES)	-	40.00	Construcciones y Depuraciones, S.A.	-	(1)	-
La Faisanera	Burgos (ES)	4	30.00	Instalaciones Inabensa, S.A.	-	(1)	-
Lav Buixalleu Salt	Barcelona (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Libia-Lineas	Sevile (ES)	-	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Lubet Cádiz	Cadiz (ES)	-	75.00	Construcciones y Depuraciones, S.A.	-	(1)	-
Mantenimiento L-9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Mantenimiento Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
Mataporquera	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Meisa-Inabensa	Huelva (ES)	5	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Metro Ligero de Granada	Madrid (ES)	6	40.00	Instalaciones Inabensa, S.A.	-	(1)	-
Minicentrales, Pedrezuela Valmayor	Madrid (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
Mobiliario La Nucia	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
Moraira-Teulada	Alicante (ES)	3	42.50	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Nat Electricidad	Madrid (ES)	4	33.33	Instalaciones Inabensa, S.A.	-	(1)	-
O&M Desal. Chennai	India (IN)	6	100.00	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	-	(4)	-
O&M Desal. Honaine	Argelia (DZ)	2	50.00	Abengoa Water, S.L.U.	-	(4)	-
O&M Desal. Skikda	Argelia (DZ)	2	67.00	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	-	(4)	-
Ojén Mijas	Málaga (ES)	-	70.00	Construcciones y Depuraciones, S.A.	-	(1)	-
Ontoria	Vizcaya (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Pabellón Cubierto La Nucia	Alicante (ES)	9	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
Parque Aeronaútico	Sevile (ES)	2	40.00	Instalaciones Inabensa, S.A.	-	(1)	-
Parque Soland	Sevile (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Patrimonio	Sevile (ES)	2	35.00	Instalaciones Inabensa, S.A.	-	(1)	-
Paysandu (Alur) Abener Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	-
Peaje Irun (Telvent Inabensa)	Bilbao (ES)	-	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Pistas Deportivas la Nucia	Sevile (ES)	1	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
Quingdao	China (CN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
Ranilla	Sevile (ES)	2	15.00	Construcciones y Depuraciones, S.A.	-	(1)	-
Retortillo	Sevile (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
Riegos Villareal	Castellón (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Rotonda CV-70	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
San Juan Sur	Nicaragua (NI)	2	73.31	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Sant Adrià S/E	Madrid (ES)	2	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Santa Amalia	Badajoz (ES)	5	80.00	Construcciones y Depuraciones, S.A.	-	(1)	-
Sector Vilablarex	Barcelona (ES)	3	33.34	Instalaciones Inabensa, S.A.	-	(1)	-
Sede Universitaria	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	-	(1)	-
Seguridad Vial y Tráfico Rodado	Alicante (ES)	9	90.00	Instalaciones Inabensa, S.A.	-	(1)	-
Semi Inabensa	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Sigmacat	Madrid (ES)	2	33.00	Instalaciones Inabensa, S.A.	-	(1)	-
Silfrasub Ave Figueras	Madrid (ES)	2	40.00	Instalaciones Inabensa, S.A.	-	(1)	-
Silvacat	Madrid (ES)	11	35.30	Instalaciones Inabensa, S.A.	-	(1)	-
Sisecat	Madrid (ES)	1	20.95	Instalaciones Inabensa, S.A.	-	(1)	-
Skikda	Argelia (DZ)	2	67.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
Solaben Logrosan I Abener - Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Solaben Logrosan II Abener - Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Solaben Logrosan III Abener - Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Solaben Logrosan Infraestr. Comunes	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Solaben Logrosan VI Abener - Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Solacor El Carpio I Abener-Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Solacor El Carpio II Abener-Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Soterramnet 132 Kv	Barcelona (ES)	2	33.34	Instalaciones Inabensa, S.A.	-	(1)	-
Subestación Blanes	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	-	(1)	-
Subestacion Libia Lineas	Madrid (ES)	-	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
Suburbano Mexico	Sevile (ES)	12	100.00	Instalaciones Inabensa, S.A./Abeinsa, Ing y Const. Ind., S.A.	-	(1)	-
Tablada	Sevile (ES)	6	50.00	Abengoa Water, S.L.U.	-	(4)	-
TEMA Befesa Ferrovial (Saih Duero)	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Tenes	Argelia (DZ)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-

170 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XIV.- Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (continuation)

		Shareholding					
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Terciario Alcoy	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Torre	Bilbao (ES)	6	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Torre Isla Cartuja	Sevile (ES)	12	20.00	Instalaciones Inabensa, S.A.	-	(1)	-
Tranvía de Jaén	Sevile (ES)	1	15.00	Instalaciones Inabensa, S.A.	-	(1)	-
Usansolo	Vizcaya (ES)	-	50.00	Instalaciones Inabensa, S.A.	-	(1)	-
UTE - ABENSAIH GUADALETE BARBATE	Cadiz (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE - ABENSAIH GUADALQUIVIR	Sevile (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Abastecimiento Villanueva	Cordoba (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Abastecimientos Cáceres	Extremadura (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Abeima Teyma Barka	Sevile (ES)	-	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(4)	-
UTE Abeima Teyma Nungua	Sevile (ES)	7	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	-
UTE Abener Hassi R'Mel	Sevile (ES)	-	100.00	Abener Energía, S.A./Abengoa Solar España S.A.	-	(1)	-
UTE Abener Teyma Biomasa Salamanca	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Ute Abener Teyma biomasa SAlamanca II	Sevile (ES)	-	50.00	Abener Energía, S.A.	(*)	(1)	-
UTE Abener Teyma CRS	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
UTE Abener Teyma CRS II	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
UTE Abener Teyma Solar Tabernas	Sevile (ES)	-	80.00	Abener Energía, S.A./Abengoa Solar S.A./Teyma Gest. de Ctos. de Constr. e Ingeniería	(*)	(1)	-
UTE Abener-Befesa Agua Sahechores	León (ES)	6	80.00	Abeinsa Inf. Medio Ambiente, S.A./Abener Energía, S.A./Abengoa Water, S.L.U.	-	(1)	-
UTE Abener-Inabensa P. Bajos	Sevile (ES)	-	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	-	(1)	-
UTE ABENSAIH Construcción	Sevile (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE ABENSAIH Mantenimto.	Sevile (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Abtmo. Ames-Brión	La Coruña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Agua Prieta (EP)	México (MX)	-	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	-
UTE Aguas Salobres Sant Feliú	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Ataibal	Málaga (ES)	3	53.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Baix Llobregat	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Ute Baja California Sur IV	Sevile (ES)	-	100.00	Saxsa, S.A. De CV /Abener Energía, S.A./Inst. Inabensa, S.A./Abeinsa, Ing y Const. Ind.	-	(1)	-
UTE Canal Algerri Balaguer	Lleida (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Canal Estremera	Madrid (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE CCAC Arequipa	Perú (PE)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
Ute Centro Morelos	Compostela (ES)	-	70.00	Instalaciones Inabensa, S.A.	-	(1)	-
UTE Desaladora Bajo Almanzora	Murcia (ES)	2	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Edar La Codosera	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Elantxobe	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Emirates I - Abener-Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
Ute Esclusa Duero	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Fontsanta	Cataluña (ES)	5	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Fuente Alamo	Murcia (ES)	3	33.00	Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Guadalajara	Guadalajara (ES)	3	55.00	Abengoa Water, S.L.U.	-	(4)	-
UTE Helioenergy Ecija I Ab-Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
UTE Helioenergy Ecija II Ab-Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	-	(1)	-
UTE Hidrosur	Málaga (ES)	2	33.33	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Huesna	Sevile (ES)	6	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Idam Carboneras	Almeria (ES)	3	43.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Idam Deca	Almeria (ES)	2	32.25	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Inabensa Abencor Las Bambas	Sevile (ES)	6	100.00	Abencor Suministros S.A./Instalaciones Inabensa, S.A.	(*)	(2)	-
UTE Inabensa Teyma Peralta	Sevile (ES)	60	100.00	Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	-
UTE Itoiz	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Kurkudi	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Mantenimiento de Presas	Málaga (ES)	2	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Marismas Construcción	Sevile (ES)	12	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Mundaka	País Vasco (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Paneles Informativos	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Paulputs Abener-Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	-
Ute Poniente Almeriense	Gádor (ES)	12	100.00	Befesa Gestión de Residuos Industriales, S.L.	-	(7)	-
UTE Regadío Guiamets	Cataluña (ES)	7	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Reus	Cataluña (ES)	4	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Riegos del Canal de Navarra	Navarra (ES)	4	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Riegos Marismas	Sevile (ES)	6	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Rincón de la Victoria	Málaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Sallent	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE San Blas de Fonz	Cataluña (ES)	5	90.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Sanchonuño	Valladolid (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Sant Celoni	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Segria-Sud	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Teatinos	Málaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-
UTE Upington Abener-Teyma	Sevile (ES)	-	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	-
UTE Utrera	Sevile (ES)	3	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Water, S.L.U.	-	(4)	-
UTE Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	-	(1)	-
UTE Valdelentisco	Murcia (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	-	(1)	-

171 Appendices Informe Anual 2013 | ABENGOA 02 Appendix XIV. XIV.- Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (continuation) Company Name Registered Address Amount in thousands of € % of Nominal Capital Partner Company in Entity (*) Activity (see Page 4) Auditor UTE Vall Baixa Cataluña (ES) 6 50.00 Abeinsa Infraestructuras Medio Ambiente, S.A. - (1) - Ute Vilagracía Pontevedra (ES) 3 50.00 Abeinsa Infraestructuras Medio Ambiente, S.A. - (1) - UTE Xerta Xenia Cataluña (ES) 3 50.00 Abeinsa Infraestructuras Medio Ambiente, S.A. - (1) - UTE Zapotillo - Abeima Teyma Seville (ES) 7 100.00 Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería (*) (1) - Winterra-Inabensa C.S. San Paio Compostela (ES) 2 30.00 Instalaciones Inabensa, S.A. - (1) - Winterra-Inabensa Monterroso Compostela (ES) 6 30.00 Instalaciones Inabensa, S.A. - (1) - Winterra-Inabensa Muelle Trasatl Compostela (ES) - 20.00 Instalaciones Inabensa, S.A. - (1) - Winterra-Inabensa Sarriá Compostela (ES) 2 30.00 Instalaciones Inabensa, S.A. - (1) - Shareholding (*) Companies incorporated or acquired and consolidated for the first time in the year. (1) Operating segment activities area: Engineering and Construction. (2) Operating segment activities area: Transmission. (3) Operating segment activities area: Solar. (4) Operating segment activities area: Water. (5) Operating segment activities areae: Cogeneration and others. (6) Operating segment activities area: Bioenergy. (7) Operating segment activities area: Recycling. (8) Operating segment activities area: Others. A Audited by PricewaterhouseCoopers Auditores. B Audited by Deloitte (for legal purposes). C Audited by Auditoría y Consulta (for legal purposes). D Audited by others auditors (for legal purposes).

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02 Appendices

Appendix XV.- Companies with Electricity Operations included in the 2012 Consolidation Perimeter

Company Name	Registered Address	Activity (*)	Comments
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	(2)	Construction phase
Abengoa Transmisión Norte, S.A.	Lima (PE)	(9)	Operational
Abengoa Transmisión Sur, S.A.	Lima (PE)	(9)	Construction phase
Agrofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	(1)	Operational
Arao Enerxías Eólica, S.L.	A Coruña (ES)	(2)	Construction phase
Arizona Solar One, LLC	Colorado (US)	(6)	Construction phase
ATE IV Sao Mateus Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE IX Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE V Londrina Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE VI Campos Novos Transmissora de Energía ,S.A	Rio de Janeiro (BR)	(9)	Operational
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE VIII Estação Transmissora de Energia S/A	Rio de Janeiro (BR)	(9)	Construction phase
ATE XI, Manaus Transmissora de Energia	Rio de Janeiro (BR)	(9)	Construction phase
ATE XII, Norte Brasil Transmissora de Energia S.A	Rio de Janeiro (BR)	(9)	Construction phase
ATE XIX Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVII Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVIII Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATN 1, Abengoa Trasmisión Sur, S.A	Lima (PE)	(9)	Operational
ATN 2, S.A.	Lima (PE)	(9)	Construction phase
Befesa Plásticos, S.L.	Murcia (ES)	(8)	Operational
Befesa Valorización de Azufre, SLU	Zierbena (ES)	(8)	Operational
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	(3)	Operational
Bioetanol Galicia, S.A.	A Coruña (ES)	(3)	Operational
Captasol Fotovoltaica 1, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 10, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 11, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 12, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 13, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 14, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 15,S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 16, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 17,S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 18, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 19, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 2, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 20, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 21, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 22, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 23, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 24, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 25, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 26, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 27, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 28, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 29, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 3, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 30, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 31, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 32, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 33, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 34, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 35, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 36, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 37, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 38, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 4, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 40, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 41, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 44, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 48, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 49, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 5, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 50, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 51, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 52, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 53, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 54, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 55, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 56, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 57, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 58, S.L.	Seville (ES)	(5)	Construction phase

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Appendix XV.- Companies with Electricity Operations included in the 2012 Consolidation Perimeter (continuation)

Company Name	Registered Address	Activity (*)	Comments
Captasol Fotovoltaica 59, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 6, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 60, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 61, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 62, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 63, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 64, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 65, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 66, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 67, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 68, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 69, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 7, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 71, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 72, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 73,S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 74, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 75, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 76, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 77, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 78 S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 79 S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 8, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 9, S.L.	Seville (ES)	(5)	Operational
Cogeneración Motril, S.A.	Seville (ES)	(1)	Operational
Cogeneración Villaricos, S.A.	Seville (ES)	(1)	Operational
Copero Solar Huerta Cinco, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Diez, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Dos, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Nueve, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Ocho, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Seis, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Siete, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Tres, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Uno, S.A.	Seville (ES)	(5)	Operational
Cycon Solar, LTD.	Cyprus (GR)	(6)	Construction phase
Ecocarburantes Españoles , S.A.	Murcia (ES)	(3)	Operational
Enernova Ayamonte S.A.	Huelva (ES)	(3)	Operational
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	(5)	Operational
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Diez, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Doce, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Once, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Siete, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Trece, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Helioenergy Electricidad Veinticinco, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	(6)	Construction phase
Helios I Hyperion Energy Investments, S.L.	Ciudad Real (ES)	(6)	Operational
Helios II Hyperion Energy Investments, S.L.	Ciudad Real (ES)	(6)	Operational
Inabensa Fotovoltaica, S.L.	Seville (ES)	(5)	Construction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña S.L.	Huesca (ES)	(7)	Operational
Iniciativas Hidroeléctricas, SA	Seville (ES)	(7)	Operational
Insolation 1, S.R.L	Rome (IT)	(5)	Construction phase
Insolation 2, S.R.L	Rome (IT)	(5)	Construction phase
Insolation 3, S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 10 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 11 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 12 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 13 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 14 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 15 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 16 S.R.L	Rome (IT)	(5)	Construction phase

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Appendix XV.- Companies with Electricity Operations included in the 2012 Consolidation Perimeter (continuation)

Company Name	Registered Address	Activity (*)	Comments
Insolation Sic 17 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 18 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 19 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 20 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 4 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 5 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 6 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 7.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 8 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 9 S.R.L	Palermo (IT)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	(5)	Construction phase
Italgest Abengoa Solar, S.r.l.	Rome (IT)	(5)	Construction phase
Kaxu Solar One	Pofadder (ZA)	(6)	Construction phase
Khi Solar One	Upington (ZA)	(6)	Construction phase
Las Cabezas Solar S.L.	Seville (ES)	(5)	Construction phase
Linares Fotovoltaica, S.L.	Seville (ES)	(5)	Operational
Linha Verde Transmissora de Energia S.A	Brasilia (BR)	(9)	Construction phase
Marismas PV A1, S.L.	Seville (ES)	(5)	Operational
Marismas PV A10, S.L.	Seville (ES)	(5)	Operational
Marismas PV A11, S.L.	Seville (ES)	(5)	Operational
Marismas PV A12, S.L.	Seville (ES)	(5)	Operational
Marismas PV A13, S.L.	Seville (ES)	(5)	Operational
Marismas PV A14, S.L.	Seville (ES)	(5)	Operational
Marismas PV A15, S.L.	Seville (ES)	(5)	Operational
Marismas PV A16, S.L.	Seville (ES)	(5)	Operational
Marismas PV A17, S.L.	Seville (ES)	(5)	Operational
Marismas PV A18, S.L.	Seville (ES)	(5)	Operational
Marismas PV A2, S.L.	Seville (ES)	(5)	Operational
Marismas PV A3, S.L.	Seville (ES)	(5)	Operational
Marismas PV A4, S.L.	Seville (ES)	(5)	Operational
Marismas PV A5, S.L.	Seville (ES)	(5)	Operational
Marismas PV A6, S.L.	Seville (ES)	(5)	Operational
Marismas PV A7, S.L.	Seville (ES)	(5)	Operational
Marismas PV A8, S.L.	Seville (ES)	(5)	Operational
Marismas PV A9, S.L.	Seville (ES)	(5)	Operational
Marismas PV B1, S.L.	Seville (ES)	(5)	Operational
Marismas PV B10, S.L.	Seville (ES)	(5)	Operational
Marismas PV B11, S.L.	Seville (ES)	(5)	Operational
Marismas PV B12, S.L.	Seville (ES)	(5)	Operational
Marismas PV B13, S.L.	Seville (ES)	(5)	Operational
Marismas PV B14, S.L.	Seville (ES)	(5)	Operational
Marismas PV B15, S.L.	Seville (ES)	(5)	Operational
Marismas PV B16, S.L.	Seville (ES)	(5)	Operational
Marismas PV B17, S.L.	Seville (ES)	(5)	Operational
Marismas PV B18, S.L.	Seville (ES)	(5)	Operational
Marismas PV B2, S.L.	Seville (ES)	(5)	Operational
Marismas PV B3, S.L.	Seville (ES)	(5)	Operational
Marismas PV B4, S.L.	Seville (ES)	(5)	Operational
Marismas PV B5, S.L.	Seville (ES)	(5)	Operational
Marismas PV B6, S.L.	Seville (ES)	(5)	Operational
Marismas PV B7, S.L.	Seville (ES)	(5)	Operational
Marismas PV B8, S.L.	Seville (ES)	(5)	Operational
Marismas PV B9, S.L.	Seville (ES)	(5)	Operational
Marismas PV C1, S.L.	Seville (ES)	(5)	Operational
Marismas PV C10, S.L.	Seville (ES)	(5)	Operational
Marismas PV C11, S.L.	Seville (ES)	(5)	Operational
Marismas PV C12, S.L.	Seville (ES)	(5)	Operational
Marismas PV C13, S.L.	Seville (ES)	(5)	Operational
Marismas PV C14, S.L.	Seville (ES)	(5)	Operational
Marismas PV C15, S.L.	Seville (ES)	(5)	Operational
Marismas PV C16, S.L.	Seville (ES)	(5)	Operational
Marismas PV C17, S.L.	Seville (ES)	(5)	Operational
Marismas PV C18, S.L.	Seville (ES)	(5)	Operational
Marismas PV C2, S.L.	Seville (ES)	(5)	Operational
Marismas PV C3, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C5, S.L.	Seville (ES)	(5)	Operational
Marismas PV C6, S.L.	Seville (ES)	(5)	Operational
Marismas PV C7, S.L.	Seville (ES)	(5)	Operational

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Appendix XV.- Companies with Electricity Operations included in the 2012 Consolidation Perimeter (continuation)

Company Name	Registered Address	Activity (*)	Comments
Marismas PV C8, S.L.	Seville (ES)	(5)	Operational
Marismas PV C9, S.L.	Seville (ES)	(5)	Operational
Marismas PV E1, S.L.	Seville (ES)	(5)	Operational
Marismas PV E2, S.L.	Seville (ES)	(5)	Operational
Marismas PV E3, S.L.	Seville (ES)	(5)	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	(6)	Construction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	(6)	Construction phase
Mojave Solar LLC	Berkeley (US)	(6)	Construction phase
Norventus Atlántico, S.L	A Coruña (ES)	(2)	Construction phase
Palmatir S.A.	Montevideo (UY)	(2)	Construction phase
Palmucho, S.A.	Santiago (CL)	(9)	Operational
Procesos Ecológicos Vilches, S.A.	Seville (ES)	(3)	Operational
Puerto Real Cogeneración, S.A.	Seville (ES)	(3)	Operational
Rajathan Photon Energy	Maharashtra (IN)	(6)	Construction phase
Sanlucar Solar, S.A.(PS-10)	Seville (ES)	(6)	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	(6)	Construction phase
Solaben Electricidad Diez, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Doce, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Dos, S.A.	Badajoz (ES)	(6)	Operational
Solaben Electricidad Nueve S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Ocho S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Once, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Quince, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Seis, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Tres, S.A.	Badajoz (ES)	(6)	Operational
Solaben Electricidad Uno, S.A.	Badajoz (ES)	(6)	Construction phase
Solacor Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Solacor Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solar de Receptores de Andalucía S.A.	Seville (ES)	(5)	Operational
Solar Power Plant One	Argel (DZ)	(5)	Operational
Solar Processes, S.A.(PS-20)	Seville (ES)	(6)	Operational
Solargate Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Dos , S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Uno, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Cuatro, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Seis, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Tres, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad, S.A.AZ-50	Seville (ES)	(6)	Operational
Transmisora Baquedano, S.A.	Santiago (CL)	(9)	Construction phase
Transmisora Mejillones, S.A.	Santiago (CL)	(9)	Construction phase

(*) Electricity operations as described in Note 2.29 in accordance with the provisions of Law 54/1997.

(1) Production under Special Regime: Cogeneration. Primary energy type: Fuel.
(2) Production under Special Regime: Wind. Primary energy type: Wind.
(3) Includes production under Special Regime: Cogeneration. Primary energy type: Natural gas.
(4) Production under Special Regime: Cogeneration. Primary energy type: Natural gas.
(5) Production under Special Regime: Solar Photovoltaic. Primary energy type: Solar light.
(6) Production under Special Regime: Solar. Primary energy type: Solar light.
(7) Production under Special Regime: Hydraulic. Primary energy type: Water.
(8) Production under Special Regime: Other. Primary energy type: Industrial waste (used oils).
(9) Transport.
(10) Electricity production: Based on hydrogen. Primary type of energy: Hydrogen.

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02 Appendices

Appendix XVI.- Companies taxed under the Special Regime for Company Groups at 12.31.12

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Abengoa S.A.	Sevile (ES)	Parent Company
Abeinsa Business Development, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Indutrial, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa EPC, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Indutrial S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A.	Sevile (ES)	Abeinsa, Ingeniería y Construcción Indutrial, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa Ingeniería y Construccion Industrial, S.A.	Sevile (ES)	Abengoa, S.A./Siema
Abencor Suministros S.A.	Sevile (ES)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia, S.L.	Sevile (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Indutrial, S.A.
Abener Energía, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Indutrial, S.A.
Abener Inversiones, S.L.	Sevile (ES)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abengoa Bioenergía Biodiesel S.A.	Sevile (ES)	Abengoa Bioenergía, S.A./Ecoagricola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Sevile (ES)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A. ABNT	Sevile (ES)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	Ecoagricola, S.A./Abengoa Bioenergía, S.A.
Abengoa Bioenergía, S.A.	Sevile (ES)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Finance	Sevile (ES)	Abengoa, S.A.
Abengoa Hidrógeno, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Indutrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Research, S.L.	Sevile (ES)	Abeinsa, Ingeniería y Construcción Indutrial, S.A.
Abengoa SeaPower, S.A.	Sevile (ES)	Abeinsa Ingeniería y Construcción Indutrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Sevile (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar Extremadura, S.A.	Sevile (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Sevile (ES)	Abengoa Solar, S.A.
Abengoa Solar New Tecnologies, S.A.	Sevile (ES)	Abengoa Solar, S.A.
Abengoa Solar Power, S.A.	Sevile (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar S.A.	Sevile (ES)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Solar Ventures S.A.	Sevile (ES)	Abengoa Solar, S.A.
Abentel Telecomunicaciones, S.A.	Sevile (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Indutrial, S.A.
Aleduca, S.L.	Madrid (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	Abeinsa Asset Management, S.L.
Asa Iberoamérica, S.L.	Sevile (ES)	Siema/Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Sevile (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Befesa Agua Internacional S.L.	Sevile (ES)	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	Abengoa Bioenergía, S.A./Ecoagricola, S.A.
Bioeléctrica Jienense, S.A.	Sevile (ES)	Abeinsa Asset Management, S.L.
Bioetanol Galicia, S.A.	A Coruña (ES)	Abengoa Bioenergía, S.A.
Captación Solar, S.A.	Sevile (ES)	Abeinsa Asset Management, S.L. /Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 27, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 28, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 30, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34 S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 39, S.L.	Sevile (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 4, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 41, S.L.	Sevile (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 42, S.L.	Sevile (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.

177

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02 Appendices

Appendix XVI.- Companies taxed under the Special Regime for Company Groups at 12.31.12 (continuation)

Abengoa Tax Group Number 02/97		
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 43, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 44, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 45, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 46, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 47, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 48, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 49, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 50, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 52, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 53, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 54, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 55, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 56, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 57, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 59, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 6, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 60, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 61, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 62, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 63, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 64, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 65, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 66, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 67, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 68, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 69, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 7, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 70, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar PV, S.A.
Captasol Fotovoltaica 71, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 73, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 74, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 75, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 76, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 77, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 78, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 79, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 8, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 51 S.L.	Seville (ES)	Abengoa Solar España, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Centro Industrial y Logístico Torrecuéllar, S.A.	Seville (ES)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Construcciones y Depuraciones, S.A.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Covisa, Cogeneración Villaricos, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Ecoagrícola, S.A.	Murcia (ES)	Abengoa Bioenergía, S.L./ Ecocarburantes, S.A.
Ecocarburantes Españoles, S.A.	Murcia (ES)	Abengoa Bioenergía, S.A.
Enernova Ayamonte S.A.	Huelva (ES)	Abeinsa Asset Management, S.L.
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Indutrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.(Sevilla PV)	Seville (ES)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	Siema Technologies, S.L.
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Diez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Doce, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Trece, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veinticinco, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veinticuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintidos, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintitres, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintiuno, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	Hypesol Energy Holding, S.L.
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	Hypesol Energy Holding, S.L.
Hypesol Energy Holding , S.L.	Seville (ES)	Abengoa Solar España, S.A.
Inabensa Fotovoltaica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.

178 Informe Anual 2013 | ABENGOA
02 Appendices

Appendix XVI.- Companies taxed under the Special Regime for Company Groups at 12.31.12 (continuation)

Abengoa Tax Group Number 02/97		
Company Name	**Tax Address**	**Shareholding**
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L. (IHCAC)	Huesca (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar S.L.	Seville (ES)	Aleduca, S.L.
Linares Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones Dos, S.A.	Seville (ES)	Abengoa Solar España S.A./Abengoa Solar S.A.
Marismas PV A1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Omega Sudamérica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	Abeinsa Asset Management, S.L.
Sanlucar Solar, S.A.	Seville (ES)	Abengoa Solar, S.A./Asa Environment
Siema Investment, S.L.	Madrid (ES)	Siema Technologies, S.L.
Siema Technologies, S.L.	Madrid (ES)	Abengoa, S.A./Siema

179 Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XVI.- Companies taxed under the Special Regime for Company Groups at 12.31.12 (continuation)

Abengoa Tax Group Number 02/97		
Company Name	**Tax Address**	**Shareholding**
Simosa I.T., S.A	Seville (ES)	Abengoa, S.A./Simosa, S.A.
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Lineas de Brasil, S.L.	Seville (ES)	Asa Iberoamérica, S.L.
Sol3G	Barcelona (ES)	Abengoa Solar, S.A.
Solaben Electricidad Diez, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Doce, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Nueve, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Ocho, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Once, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Seis	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Uno	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar NT, S.A.
Solar Processes, S.A.(PS-20)	Seville (ES)	Abengoa Solar España, S.A.
Solargate Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Uno, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Cuatro, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Seis, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Tres, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Electricidad, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Solar Inversiones, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Solúcar Andalucía FV1, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Andalucía FV2, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV1, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV2, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Extremadura FV1, S.A.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar NT, S.A.
Solúcar Extremadura FV2, S.A.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar NT, S.A.
Solugas Energía S.A.	Seville (ES)	Abengoa Solar NT, S.A./Abengoa Solar S.A.
South Africa Solar Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A.
South Africa Solar Ventures, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A.
Telvent Implantación de Sistemas S.L.	Madrid (ES)	Simosa I.T., S.A.
Teyma Gestión de Contratos de Construcción e Ingeniería	Seville (ES)	Abeinsa Ingeniería y Construcción Indutrial, S.A.
Zero Emissions Technologies, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Indutrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A.	Seville (ES)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Indutrial, S.A.

Befesa Tax Group Number 13/05/B		
Name	**Tax Address**	**Shareholding**
Befesa Medio Ambiente, S.L.	Vizcaya (ES)	Sociedad Dominante
Alianza Medioambiental, S.L.	Vizcaya (ES)	Befesa Medio Ambiente, S.L.
Befesa Aluminio Comercializadora, S.L.	Vizcaya (ES)	Befesa Aluminio, S.L.
Befesa Aluminio, S.L.	Vizcaya (ES)	Befesa Reciclaje de Residuos de Aluminio, S.L.
Befesa Desulfuración, S.A.	Barakaldo (ES)	Alianza Medioambiental, S.L.
Befesa Reciclaje de Residuos de Aluminio, S.L.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Steel R & D, S.L.U.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Valorización de Azufre, S.L.U.	Vizcaya (ES)	Alianza Medioambiental, S.L.
Befesa Zinc Aser, S.A.	Vizcaya (ES)	Befesa Zinc, S.A.
Befesa Zinc Comercial, S.A.	Vizcaya (ES)	Befesa Zinc, S.A.
Befesa Zinc Oxido, S.L.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Zinc, S.A.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
MRH-Residuos Metálicos, S.L.	Vizcaya (ES)	Befesa Medio Ambiente, S.L.

180

Informe Anual 2013 | ABENGOA

02 Appendices

Appendix XVII.- Associated companies included in the consolidation perimeter using the participation method due to the application of new accounting standards

Company Name	Registered Address	Activity
Abencon, S.A. de C.V.	Mexico D.F. (MX)	(1)
Abener-Dragados Industrial-México, S.A. De C.V.	Mexico D.F. (MX)	(1)
Abengoa Bioenergy Biomass of Kansas, LLC.	Chesterfield (US)	(6)
Al Osais-Inabensa Co. Ltd	Dammam (SA)	(1)
Arizona Solar One, LLC.	Colorado (US)	(3)
ATE VII Transmissora de Energia S.A.	R. de Janeiro (BR)	(2)
Carmona & Befesa Limpiezas Industriais, Ltda. (C&B)	Setúbal (PT)	(7)
Central Eólica Santo Antonio de Pádua S.A.	Sao Paulo (BR)	(5)
Central Eólica São Cristóvão S.A.	Sao Paulo (BR)	(5)
Central Eólica São Jorge S.A.	Sao Paulo (BR)	(5)
Coaben SA de C.V.	Mexico D.F. (MX)	(1)
Concecutex SA de C.V.	Toluca (MX)	(5)
Concesionaria Costa del Sol S.A.	Malaga (ES)	(5)
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico D.F. (MX)	(1)
Evacuación Villanueva del Rey, S.L.	Seville (ES)	(3)
Explotaciones Varias, S.A.	Seville (ES)	(1)
Geida Tlemcen, S.L.	Madrid (ES)	(4)
Gestión y Valorización Integral del Centro, S.L.	Madrid (ES)	(7)
Helioenergy Electricidad Dos, S.A.	Seville (ES)	(3)
Helioenergy Electricidad Uno, S.A.	Seville (ES)	(3)
Ibice Participações e Consultoria em Energia S.A.	R. de Janeiro (BR)	(1)
Inapreu, S.A.	Barcelona (ES)	(5)
Iniciativas Hidroeléctricas, S.A. (IHSA)	Seville (ES)	(5)
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	(3)
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	(3)
Ledincor S.A.	Montevideo (UY)	(1)
Lidelir S.A.	Montevideo (UY)	(1)
Micronet Porous Fibers, S.L.	Vizcaya (ES)	(7)
Mojave Solar, LLC.	Berkeley (US)	(3)
Myah Bahr Honaine, S.P.A.	Argel (DZ)	(4)
Proecsa, Procesos Ecológicos, S.A.	Seville (ES)	(1)
Recytech, S.A.	Fouquières (FR)	(7)
Resid. Urbanos de Ceuta, S.L. (Resurce)	Seville (ES)	(1)
Santos Energia Participaçoes S.A.	Sao Paulo (BR)	(5)
Servicios Culturales Mexiquenses, S.A. de C.V.	Mexico D.F. (MX)	(1)
SRC Nanomaterials, S.A.	Asturias (ES)	(3)
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	(8)
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	(3)

See note 2.1.b) to the Consolidated Condensed Interim Financial Statements for the six period ended June 30, 2013.

(1) Operating segment activities area: Engineering and Construction.
(2) Operating segment activities area: Transmission.
(3) Operating segment activities area: Solar.
(4) Operating segment activities area: Water.
(5) Operating segment activities areae: Cogeneration and others.
(6) Operating segment activities area: Bioenergy.
(7) Operating segment activities area: Recycling.
(8) Operating segment activities area: Others.

03 Consolidated management report

182 182 Consolidated management report Annual Report 2013 | ABENGOA 03 2013 Consolidated management report 1.- Entity´s position 1.1. Organizational structure Abengoa, S.A. is a technology company, and the head of a group of companies, which at the end of 2013 comprised the following – The holding parent company itself. – 534 subsidiaries. – 19 associates and 24 joint businesses as well as certain companies of the Group being involved in 219 temporary joint ventures. Furthermore, the Group’s companies have shareholdings of less than 20% in other entities. Independent of the legal structure, Abengoa is managed as outlined below. Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the ‘turnkey’ contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage. Abengoa’s activities are focused on the energy and environmental sectors, and integrate operations throughout the value chain including R&D+i, project development, engineering and construction, and operations and maintenance of its own assets and for third parties. Abengoa’s business is organized into the following three activities: – Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of thermo-solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. – Concession-type infrastructures: groups together the company’s extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible. – Industrial production: covers Abengoa’s businesses with a commodity component, such as biofuels and industrial waste recycling (until the sale of shareholding in Befesa Medio Ambiente, S.L.U. (Befesa), see Note 7.1). The Company holds an important leadership position in these activities in the geographical markets in which it operates. Abengoa’s Chief Operating Decision Maker (‘CODM’) assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most of the related assets are held at project companies which are financed through non-recourse project finance. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

183 183 Consolidated management report Annual Report 2013 | ABENGOA 03 The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the non-recourse financing for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment’s performance. Abengoa structure 1.2. Operation a) Information by activities Abengoa’s activity is grouped under the following three activities which are in turn composed of seven operating segments (eight operating segments until the sale of shareholding in Befesa): – Engineering and construction; includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market as well as the development of solar technology. This activity comprises two operating segments: . Engineering and construction – Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. This activity covers the operating segment. . Technology and other – This segment includes those activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops. – Concession-type infrastructures; groups together the company’s proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible. This activity currently comprises four operating segments: . Solar – Operation and maintenance of solar energy plants, mainly using thermo-solar technology;

184 184 Consolidated management report Annual Report 2013 | ABENGOA 03 . Transmission – Operation and maintenance of high-voltage transmission power line infrastructures; . Water – Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants; . Cogeneration and other – Operation and maintenance of conventional cogeneration electricity plants. – Industrial production; covers Abengoa’s businesses with a commodity component, such as biofuels (industrial waste recycling was part of this activity until the sale of shareholding in Befesa). The company holds an important leadership position in these activities in the geographical markets in which it operates. This activity comprises one operating segment: . Biofuels – Production and development of biofuels, mainly bioethanol for transport, which uses cereals, sugar cane and oil seeds (soya, rape and palm) as raw materials. b) Competitive position Over the course of our 70-year history, we have developed a unique and integrated business model that applies our accumulated engineering expertise to promoting sustainable development solutions, including delivering new methods for generating power from the sun, developing biofuels, producing potable water from seawater, efficiently transporting electricity. A cornerstone of our business model has been investment in proprietary technologies, particularly in areas with relatively high barriers to entry. Thanks to it, ee have a developed portfolio of businesses focused on EPC and concession project opportunities, many of which are based on customer contracts or long-term concession projects attractive and growing energy and environmental markets. We have developed a leadership position in the energy sector in recent years, as highlighted by the following: – We have been recognized for the seventh consecutive year by the prestigious magazine Engineering News-Record (ENR) as a leading ‘International contractor in transmission and distribution’ in 2013. We have also regained the first place in the ‘Power’ category and for the third consecutive year we have been recognized the number one international contractor for solar power. – We are a global leader in solar CSP technology, having developed and built the first two comercial tower technology plants (PS10 and PS20) in Seville (Spain), the first integrated solar combined cycle (‘‘ISCC’’) plant in the world in Ain- Beni-Mathar (Morocco), the second ISCC plant in Hassi-R’Mel (Algeria) and the world´s largest parabolic trough plant with a total installed capacity of 280 MW (also being the first solar plant in the United States with thermal energy storage) in Arizona (the Solana project), while we continue working in the 280 MW Mojave plant in California, the 50 MW CSP solar tower plant and the 100 MW parabolic trough plant with 3 hour storage capacity in South Africa. Additionally, in the recent months we have also been awarded several CSP projects in Israel, South Africa and Chile. – We are a global leader in the biofuels industry, with plants in Europe, the United States and Brazil. We ranked first in Europe and seventh in the United States in first-generation bioethanol in terms of installed capacity (source: Ethanol Producer Magazine and ePURE) and enjoy a global leadership position in the development of technology for the production of second-generation bioethanol on a commercial scale. In addition, Abengoa has been internationally recognized for its accomplishments in the desalination industry, such as the Global Water Intelligence's (GWI) awards ‘2012 Desalination Company of the Year,’ ‘2010 Desalination Deal of the Year,’ and ‘2009 Desalination Company of the Year.’ These awards have been awarded respectively for the Nungua desalination plant, in Ghana, the Qingdao desalination project in China, and the Algerian desalination projects of Ténès, Honaine and Skikda. All plants were developed with the latest available advances in reverse osmosis (RO) desalination technology. We are currently ranked as the 12th desalination plant supplier according to GWI's Global Water Markets 2014 report. Supporting our activities in RO desalination, we continue to expand our business into construction and management of water and wastewater infrastructures for municipal and industrial clients. For example, we have just completed the construction of a water treatment facility to supply drinking water in southern Angola for more than 250,000 people. Through these activities Abengoa continues its path in the environmental sector; producing, treating, and regenerating water for a sustainable world.

185 185 Consolidated management report Annual Report 2013 | ABENGOA 03 2.- Evolution and business results 2.1. Financial situation a) Changes in consolidation and/or in accounting policies New accounting standards The Company has applied IFRS 10, 11 & 12 as well as the amendments to IAS 27 and 28 beginning on January 1, 2013. The main impacts of the application of the new standards relate to: – The de-consolidation of projects that do not fulfill the conditions of effective control in terms of decision making and their integration in the consolidated financial statements according to the equity method. In the case of Abengoa, it affects the Solana and Mojave solar-thermal projects in the USA, the Kaxu and Khi solar projects in South Africa and our second-generation ethanol plant in Hugoton, which will be carried under the equity method during their construction phases. – The elimination of the proportional consolidation method for joint ventures, replaced with the equity method. In Abengoa’s case, the most significant assets that will change from proportional consolidation to the equity method are the Helioenergy 1 and 2 solar-thermal plants and the Honaine desalination plant in Algeria. The standars referred to above have been applied retrospectively for comparative porposes, as required by IAS 8 Accounting policies, changes in accounting estimates and errors. Based on the foregoing the effect of the de-consolidation of the affected companies and their integration according to the equity method on the consolidated statements of financial position as of December 31, 2012 is shown below: Balance as of 12.31.12 Assets Intangible assets (25,212) Tangible fixed assets (2,341,152) Fixed assets in projects 855,627 Financial investments 31,775 Deferred tax assets (18,976) Current assets 237,834 Total assets (1,260,104) Shareholders' Equity and Liabilities Equity (19,959) Non-recourse financing (1,707,460) Corporate financing (40) Other non-recourse financing (189,989) Current liabilities 657,344 Total equity and liabilities (1,260,104)

186 186 Consolidated management report Annual Report 2013 | ABENGOA 03 IFRIC 12 – Service concession arrangements After the change in accounting policy in relation to the first application of IFRIC 12 Service Concession Agreements’ to the solar-thermal plants in Spain described in the Consolidated Financial Statements as of December 31, 2013 and based on the provisions of IAS 8.14 for Accounting Policies, Changes in Accounting Estimates and Errors, IFRIC 12 has been applied by recasting the comparative information presented, to make it comparable with the information as of December 31, 2013. The impact of this recasting on the consolidated statements of the financial position as of December, 31 2012 and December 31, 2011 has been as follows: 12.31.12 01.01.12 Assets Fixed assets in projects (project finance) 69,595 173,986 Deferred tax assets (20,879) (52,196) Total assets 48,716 121,790 Equity and liabilities Equity 48,716 121,790 Total equity and liabilities 48,716 121,790 In addition, the effect of this recasting on the consolidated income statements for the years 2012 and 2011 has been as follows: Balance as of 12.31.12 Balance as of 12.31.11 Revenue (808,484) 194,326 Other operating income - (240,500) Operating expenses 704,093 220,160 I. Operating profit (104,391) 173,986 IV. Profit before income tax (104,391) 173,986 V. Income tax benefit 31,317 (52,196) VI. Profit for the period from continuing operations (73,074) 121,790 VII. Profit attributable to non-controlling interests 3,033 (5,055) VIII. Profit for the period attributable to the parent company (70,041) 116,735 Discontinued operations On June 13, 2013, Abengoa S.A. signed an agreement with funds managed by Triton Partners to wholly transfer Abengoa's shareholding in Befesa Medio Ambiente (Befesa). The agreed sale price was €1,075 million. Considering the net debt adjustments, total consideration to Abengoa amounts to €620 million. Of this amount, €331 million was received on 15 July, when the transaction was definitively completed. The remaining amount is a deferred compensation of €17 million, a €48 million credit note with a five-year maturity and a €225 million subordinated convertible instrument with a 15-year maturity (subject to two five-year extensions), with interest rate of 6-month Euribor in effect at closing date plus a differential of 6%. Upon the occurrence of certain triggering events including, but not limited to, Befesa’s failure to meet certain financial targets or the exit of the Triton Funds from Befesa, may be converted into approximately 14% of the shares of Befesa. Abengoa has recorded the sale transaction, recognizing a gain of €0.4 million.

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Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation and is reported as such, in accordance with the stipulations and requirements of IFRS 5. In accordance with this standard, the results generated by Befesa until the close of the sale and the result of this sale are considered in a single heading, Profit (loss) from discontinued operations. Likewise, the Consolidated Income Statement for the year 2013, which is included for comparison purposes, also includes the reclassification of the results generated by the activities that are now considered to be discontinued, under a single heading.

Held for sale

As of December 31, 2013, the Company has started a process of negociations to sell its 92.6% interest in Qingdao BCTA Desalination Co., Ltd., ('Qingdao') a desalination plant in China. Given that as of that date the subsidiary is available for inmediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Qingdao as held for sale in the Consolidated Statement of Financial Position as of December 31, 2013. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

b) Main figures

Financial Data

- Revenues of €7,356 million, an increase of 17% compared to 2012.
- Ebitda of €1,365 million, an increase of 44% compared to 2012.

	Importe al 31.12.13	Importe al 31.12.12 (*)	Var (%)
Income Statement			
Revenue	7,356	6,312	17%
EBITDA	1,365	949	44%
EBITDA Margin	19%	15%	27%
Net Income	101	55	84%
Balance Sheet			
Total Assets	21,153	19,334	9%
Equity	1,893	1,860	2%
Corporate Net Debt	2,124	2,486	-15%
Share Information			
Last price (€ per B share)	2.18	2.34	-7%
Capitalization (A+B share) (€ million)	1,817	1,263	44%
Daily trading volume (€ million)	8.9	10.3	-14%

(*) Figures rescasted, see Note 2 Significant accounting policies of these Consolidated Financial Statement.

188 188 Consolidated management report Annual Report 2013 | ABENGOA 03 Operating Data – 84% of our revenues from international markets outside of Spain. – United States became the first country in revenues with 28% of total revenues. – Engineering and Construction backlog up to €6,796 million, as of December 31, 2013. Key operational 2013 2012 Transmission lines (km) 2,660 1,476 Water Desalination (Cap. ML/day) 660 660 Cogeneration (GWh) 693 393 Solar Power Assets (MW) 1,223 743 Biofuels Production (ML/year) 3,175 3,175 c) Consolidated income statement Balance as of 12.31.13 Balance as of 12.31.12 (*) Var (%) Revenues 7,356 6,312 17% Operating expenses (5,991) (5,363) 12% Depreciation and amortization (571) (422) 35% I. Net Operating Profit 794 527 51% II. Finance Cost, net (722) (655) 10% III. Share of (loss)/(profit) of associates (5) 17 -129% IV. Profit Before Income Tax 67 (110) -161% V. Income tax expense 44 172 -74% VI. Profit for the year from continuing operations 111 61 82% Profit (loss) from discontinued operations, net of tax (1) 33 -103% Profit for the year 110 94 17% VII. Non-controlling interests (9) (39) -77% Net income attributable to the parent company 101 55 84% (*) Figures rescasted, see Note 2 Significant accounting policies of these Consolidated Financial Statement. Revenues Abengoa’s consolidated revenues in the year 2013 have reached €7,356 million, representing a 17% increase from the previous year. The increase is mainly due to the revenues increase in Engineering and Construction, where we can highlight the construction of thermo-solar plant in the in the United States and South Africa, a combined-cycle plant in Poland and a significant progress in the Eolic Proyects in Uruguay. Ebitda Ebitda the year ended December, 31 2013 reached €1,365 million, a 44% increase from the previous year. This increase was mainly due to contribution of the aforementioned revenues increase in Engineering and Construction business, new concessions assets in operation (Qingdao´s desalination in China, transmission lines in Brazil and the cogeneration plant for Pemex in Mexico), as well as the margin recovery in Bioenergy business.

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Finance cost net

Net financial expenses increased in €67 million, mainly due to financial expenses increase, lower interest capitalization due to the entry into operation of Solana, Solaben 1 and 6 projects, which was partially offset by the increase of positive valuation of the embedded derivative in the convertible bonds and related options with respect to the previous year.

Income Tax Expense

Corporate income tax benefit reached €44 million in 2013, from €172 million from previous year. This figure was affected by various incentives for exporting goods and services from Spain, for investment and commitments to R&D+i activities, the contribution to Abengoa's profit from results from other countries, as well as prevailing tax legislation.

Profit for the year from continuing operations

Given the above, Abengoa's income from continuing operations increased by 82% from €61 million in 2012 to €111 million in 2013.

Profit from discontinued operations, net of tax

As indicated in Note 2.1.a, the sale of Befesa is considered as a discontinued operation in both periods.

Profit for the year attributable to the parent company

As a result of the above, the profit attributable to Abengoa's parent company increased by 84% from €55 million achieved in 2012, to €111 million in 2013

d) Results by activities

The Segment reveneus, EBIDTA and margins for the years 2013 and 2012 is as follows:

	Revenue			Ebitda			Margin	
Item	2013	2012 (*)	Var (%)	2013	2012 (*)	Var (%)	2013	2012 (*)
Engineering and construction								
E&C	4,473	3,478	29%	593	476	25%	13%	14%
Technology and other	335	303	11%	213	148	44%	64%	49%
Total	4,808	3,781	27%	806	624	29%	17%	17%
Concession-type infraestructure								
Solar	321	281	14%	200	203	-1%	62%	72%
Water	40	21	90%	28	12	133%	70%	57%
Transmission lines	67	38	76%	43	16	169%	64%	42%
Cogeneration and others	91	53	72%	47	3	1467%	52%	6%
Total	519	393	32%	318	234	36%	61%	59%
Industrial production								
Bioenergy	2,029	2,138	-5%	241	91	165%	12%	4%
Total	2,029	2,138	-5%	241	91	165%	12%	4%
Total	**7,356**	**6,312**	**17%**	**1,365**	**949**	**44%**	**19%**	**15%**

(*) Figures rescasted, see Note 2 Significant accounting policies of these Consolidated Financial Statement.

190 190 Consolidated management report Annual Report 2013 | ABENGOA 03 Engineering and Construction Revenues in Engineering and Construction increased by 27% compared to the previous year, to €4,808 million (€3,781 million in 2012), while Ebitda increased by 29% to €806 million compared to the figure recorded in 2012 (€624 million). This growth was mainly driven by: – Execution of the Mojave solar plant in California (USA), Imperial Valley Plat (USA) as well as solar plants Khi and KaXu (South Africa). – Execution of combined-cycle plants in Poland and Mexico. – Execution of eolic projects in Uruguay. – Progress in Quadras transmission lines for Sierra Gorda in Chile. – Progress in the execution of high speed train Meca-Medina. – Construction of Cogeneration Plants in Mexico. Concession-type Infrastructures Revenues in the Concession-type Infrastructures area increased by 32% compared to the previous year, to €519 million (€393 million in 2012), while Ebitda rose by 36% to €318 million compared to €234 million in 2012. These increases were mainly due to start-up of various concessions (Desalination plant of Qingdao in China, transmission lines of Brazil of Manaus and the cogeneration plant for Pemex in Mexico) that balanced out lower Ebitda generated by Solar business as consequence of consecutive government reforms in Spain, as well as poor weather conditions registered during the first quarter of 2013. Industrial Production Revenues level in Bioenergy Business decreased by 5% compared to the previous year, to €2,029 million (€2,138 million in 2012) due to reduction in Etanol price, while Ebitda reached €241 million compared to €91 million registered in 2012, mainly driven by a favorable resolution from the Court of Arbitration of the International Chamber of Commerce in relation with the arbitration against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda by an amount of €141.8 million (Note 15.10 of the Consolidated Financial Statements) and also by a significant margin increase in Europe and specially in USA.

191 191 Consolidated management report Annual Report 2013 | ABENGOA 03 e) Consolidated statement of financial position Consolidated statements of financial position A summary of Abengoa’s consolidated balance sheet for 2013 and 2012 is given below, with main variations: Balance as of 12.31.13 Balance as of 12.31.12 Var (%) Intangible assets and fixed assets 2,116 2,989 -29% Fixed assets in projects 9,914 7,786 27% Associates under the equity method 836 920 -9% Financial investments 761 480 59% Deferred tax assets 1,281 1,148 12% Non-current assets 14,908 13,323 12% Inventories 331 427 -22% Clients and other receivable accounts 1,870 2,271 -18% Financial investments 926 900 3% Cash and cash equivalents 2,952 2,413 22% Assets held for sale 166 - - Current assets 6,245 6,011 4% Total Assets 21,153 19,334 9% – Non-current assets increased primarily due to the start-up and fully consolidation of Solana (€1,136 million), execution of Solaben 1 and 6 (reclassified to projects) and the assets under construction related to Cogeneration activity, Eolic and Transmissions Lines, partially balanced out by differeces in foreign exchange (Brazilian Real and US Dollar) and reclassification of Qingdao´s short-term discontinued assets. In addition, the decrease in Investments in Associates due to the full consolidation of Solana is partially offset by the equity contributions made by Solar and Bioenergy in companies consolidated via the equity method (Mojave, Khi, Kaxu and Hugoton) and due to the capitalization of interest, as well as an increase in financial investments for the convertible loan and credit notes generated by the sale of Befesa (224 million euros). – Net increase in current assets, mainly due to the reclassification of the discontinued assets of Qingdao from long term assets to assets held for sale, and due to the net increase in cash and and cash equivalents following the issue of ordinary and convertible bonds, asset rotations and the capital increase with listing in Nasdaq.

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	Balance as of 12.31.13	Balance as of 12.31.12	Var (%)
Shareholders' Equity and Liabilities (M€)			
Capital and reserves	1,321	1,118	18%
Non-controlling interest	572	742	-23%
Total Equity	**1,893**	**1,860**	**2%**
Long-term non-recourse financing	5,736	4,679	23%
Corporate financing	4,735	4,357	9%
Grants and other liabilities	646	194	233%
Provisions and Contingencies	78	118	-34%
Derivative financial instruments	267	408	-35%
Deferred tax liabilities and Personnel liabilities	357	347	3%
Total non-current liabilities	**11,819**	**10,103**	**17%**
Short-term non-recourse financing	585	578	1%
Corporate financing	919	590	56%
Trade payables and other current liabilities	5,514	5,956	-7%
Current tax liabilities	247	179	38%
Derivative financial instruments	44	54	-19%
Provisions for other liabilities and expenses	10	14	-29%
Liabilities held for sale	122	-	
Total current liabilities	**7,441**	**7,371**	**1%**
Total Shareholders' Equity and Liabilities	**21,153**	**19,334**	**9%**

- Shareholders' equity increased by 2%, primarily due to the positive results for the year, the capital increase by going public in the Nasdaq and reduction in negative cash flow hedge derivatives and the dividends distribution policy, partially offset by the negative effect of translation difference arising mainly from the depreciation of the Brazilian real with respect to the Euro.
- Non-current liabilities increased by 17%, mainly due to the ordinary bonds issuance by Abengoa Finance of €873 million, convertible bonds issuance by Abengoa S.A. of €400 million with partial recovery of convertible bonds of €100 million during 2014 and the non-recourse financing projects (Traansmission Lines, Cogeneration, Desalatios and Solana's debt integration). Partially balanced out by non current liabilities decrease of Befesa, the short-term reclassifications of maturities in 2014 (Syndicated Financing Loan, BEI, ICO, BID, and Convertible Bonds), the downgrade in derivatives valuation and the foreign exchange depreciation (Brazilian Real and US Dollar).
- Current liabilities keep stable during 2013, with an increase by 1%, driven mainly by the reclassification from the Qingdao's long-term discontinued liabilities to liabiliaties held for sale and reclassification of corporate debt maturities in 2014 (PS, BEI, ICO, BIC and Convertible Bond) partially balanced out by non current liabilities decrease of Befesa and the maturity payment of the Syndicated Loan in July 2013.

193 193 Consolidated management report Annual Report 2013 | ABENGOA 03 Net Debt Composition 2013 2012 Var (%) Total net corporate debt 2,124 2,486 -15% Total non-recourse debt 5,850 4,215 39% Total net debt 7,974 6,701 19% LTM Ebitda 1,365 949 44% LTM Ebitda corporate entities 979 663 48% Corporate Net Debt / Corporate Ebitda 2.2 3.7 -41% Non-recourse Net Debt / Non-recourse Ebitda 14.4 14.2 1% Total Net Debt / Total Ebitda 5.8 7.1 -18% f) Consolidated cash flow statements A summary of the Consolidated Cash Flow Statements of Abengoa for the years ended December 31, 2013 and 2012 with the main variations per item, are given below: 2013 2012 Var (%) Profit for the year from continuing operations 111 61 82% Non-monetary adjustments 888 710 25% Profit for the year from continuing operations adjusted by non monetary items 999 771 30% Variations in working capital and discontinued operations 228 177 29% Income tax paid (12) (35) -66% Interest received/paid (509) (397) 28% Discontinued operations 35 85 -59% A. Net Cash Flows from operating activities 741 602 23% Investments (2,400) (3,049) -21% Disposals 513 410 25% B. Net Cash Flows from investing activities (1,887) (2,639) -28% C. Net Cash Flows from financing activities 1,886 845 123% Net increase/(decrease) of cash and equivalent 740 (1,192) -162% Cash at beginning of year 2,413 3,723 -35% Translation differences cash or equivalent (120) (66) --81% Discontinued operations (81) (52) -57% Cash and cash equivalent at end of year 2,952 (2,413) 22% – Net cash flows from operations reached €741 million, mainly achieved by financial result from activities during the year, as well as the positive evolution of working capital.

194 194 Consolidated management report Annual Report 2013 | ABENGOA 03 – In terms of net cash flows from investing activities €1,887 million, the most significant investments were in the construction of Solar thermal plants (Spain, US and South Africa), Traansmission Lines (Brazil and Peru), Cogeneration (Mexico), Bioenergy (US) and in the construction of an Eolic plant in Uruguay. Regarding disposals, it is worth noting the cash generated by the sale of Befesa to a Private Equity Fund. – In terms of net cash flows from financing activities, it is worth noting the net generation of cash as a concequence basically of the new corporate financing (bonds issuance) and new non recourse financing projects (Solar, Traansmission Lines, Desalinations and Cogenerations), as well as the capital increase carried out during the year. 2.2. Financial and non-financial key indicators The main operational and financial indicators for the years ended December 31, 2013 and 2012 are as follows: 2013 2012 Var (%) Comsolidates EBITDA (millions)) 1,365 949 44% EBITDA margin (EBITDA/revenues) 18.60% 15.00% 24% Operating margin (Operating profit/revenue) 10.79% 8.34% 29% Profit margin 1.38% 0.88% 57% Basic earnings per share 0.17% 0.10% 66% Diluted earnings per share 16.00% 10.00% 60% Market capitalization (million) 1,817 1,263 44%

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The key performance indicators for each activity is detailed below for the years 2013 and 2012:

	2013	2012
Engineering and Construction		
Backlog (€ in millions)	6,796	6,679
Concession-Type Infrastructure		
Solar		
MW under development	210	-
MW under construction	430	910
MW in operation	1,223	743
Total MW	1,863	1,653
Transmisión		
Km of transmission under development	367	-
Km of transmission under construction	9,373	5,217
Km of transmission in operation	1,631	1,476
Total Km	11,371	6,693
Water		
Capacity of desalination in operation (m3/day)	660,000	660,000
Industrial Production		
Capacity Biofuels production (ML/Yr)	3,175	3,175

2.3. Matters relating to the environment and human resources

a) Environment

The principles of the environmental policies of Abengoa are based on compliance with the current legal regulations applicable, preventing or minimizing damaging or negative environmental consequences, reducing the consumption of energy and natural resources, and achieving ongoing improvement in environmental conduct.

In response to this commitment to the sustainable use of energy and natural resources, Abengoa, in its Management Rules and Guidelines for the entire Group, explicitly establishes the obligation to implement and certify environmental management systems in accordance with the ISO 14001 International Standard.

Consequently, by year-end 2013, the percentage of Companies with Environment Management Systems certified according to the ISO 14001 Standard per sales volume is 93.92% (91.98% in 2012).

The table below lists the percentage of distribution of the Companies with Certified Environmental Management Systems, broken down by business unit:

Business unit	ISO 14001-certified companies (% of revenue)
Engineering and Construction	96.35%
Industrial Production	89.46%
Concession-type Infraestructure	27.20%

b) Human resources

During 2013, Abengoa's workforce decreased by 6.3% to 24,748 people at December 31, compared to the previous year (26,402).

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Geographical distribution of the workforce

The distribution of the average number of employees was 27% in Spain and 73% abroad.


445
1,8%
1.518
6,1%
6.689
27,0%
749
3,0%
700
2,9%
14.647
59,2%

Distribution by professional groups

The average number of employees during 2013 and 2012 was:

	Average number of employees in 2013			Average number of employees in 2012		
Categories	Female	Male	% Total	Female	Male	% Total
Directors	73	536	2.3	76	583	2.5
Management	426	1,512	7.2	391	1,724	7.9
Engineers	1,278	3,268	17.0	1,108	2,485	13.5
Assistants and professionals	1,128	1,507	9.8	1,255	1,904	11.9
Operators	925	15,648	61.8	975	15,640	62.3
Interns	230	287	1.9	214	299	1.9
Total	**4,060**	**22,758**	**100**	**4,019**	**22,635**	**100**

3.- Liquidity and capital resources

Abengoa's liquidity and financing policy is intended to ensure that the company keeps sufficient funds available to meet its financial obligations as they fall due. Abengoa uses two main sources of financing:

- Non-recourse project financing, which is typically used to finance any significant investment. The repayment profile of each project is established on the basis of the projected cash flow generation of the business, allowing for variability depending on whether the cash flows of the transaction or project can be forecast accurately. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

197 197 Consolidated management report Annual Report 2013 | ABENGOA 03 – Corporate Financing, used to finance the activities of the remaining companies which are not financed under the aforementioned financing model. This means of financing is managed through Abengoa S.A., which pools cash held by the rest of the companies so as to be able to re-distribute funds in accordance with the needs of the Group and to ensure that the necessary resources are obtained from the bank and capital markets. To ensure there are sufficient funds available for debt repayment in relation to its cash-generating capacity, the Corporate Financial Department annually prepares and the Board of Directors reviews a Financial Plan that details all the financing needs and how such financing will be provided. We fund in advance disbursements for major cash requirements, such as capital expenditures, debt repayments and working capital requirements. In addition, as a general rule, we do not commit our own equity in projects until the associated long term financing is obtained. During 2013, Abengoa covered its financing needs through the following financial transactions: – In 2012, the Company completed the refinancing of its syndicated loans as well as new financing transactions in subsidiaries which have the support of export credit agencies. – During 2013 the Company successfully extended the maturity profile of its debt maturities through access to capital markets. – In January 2013 the Company issued € 400 million convertible notes due in 2019. In addition, in February 2013 the Company issued € 250 million ordinary notes due in 2018 (the ‘February notes’) and in October and November 2013, additional notes fungible with the February notes were issued for an amount of €50 and €250 million, respectively. – Furthermore, the Company completed a capital increase for a total amount of € 517.5 million in October 2013. – Finally, in November 2013 Abengoa issued USD 450 million ordinary notes due in 2020. We aim to maintain our strong liquidity position, extend the debt maturities of our existing corporate loans and bonds, continue to access the capital markets from time to time, as appropriate, and further diversify our funding sources. We aim to continue to raise equity funding at the project company level through partnerships. We aim to maintain our strong liquidity position, extend the debt maturities of our existing corporate loans and bonds, continue to access the capital markets from time to time, as appropriate, and further diversify our funding sources. We aim to continue to raise equity funding at the project company level through partnerships. In accordance with the foregoing, the sources of financing are diversified, in an attempt to prevent concentrations that may affect our liquidity risk.

198 198 Consolidated management report Annual Report 2013 | ABENGOA 03 a) Contractual obligations and off-balance sheet The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2013 and 2012 (in thousands of Euros): Up to one year Between one and three years Between three and five years 2013 Total Subsequent Loans with credit institutions 8,917,022 1,221,532 2,837,961 938,084 3,919,445 Notes and bonds 2,894,526 256,443 795,159 1,210,960 631,964 Liabilities due to financial leases 40,038 12,945 12,348 1,588 13,157 Other loans and borrowings 123,773 13,143 62,835 39,394 8,401 Obligations under operating Leases 17,147 12,804 1,610 1,277 1,456 Purchase commitments 1,172,565 1,033,952 117,829 1,278 19,506 Accrued interest estimate during the useful life of loans 3,534,516 664,610 955,679 658,304 1,255,923 Up to one year Between one and three years Between three and five years 2012 Total Subsequent Loans with credit institutions 8,298,829 1,113,831 2,212,839 1,444,057 3,528,102 Notes and bonds 1,674,807 30,881 475,891 1,168,035 - Liabilities due to financial leases 39,934 11,885 12,140 2,241 13,668 Other loans and borrowings 190,030 11,566 89,393 66,124 22,947 Obligations under operating Leases 14,359 5,714 5,412 2,757 476 Purchase commitments 1,718,113 1,617,739 97,120 2,016 1,238 Accrued interest estimate during the useful life of loans 3,243,566 453,647 926,356 602,224 1,261,339

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b) Investment plan

The nature and maturity of future investment commitments are detailed as follows:

Main projects in execution and under development (indicated in light grey)

	Location	Capacity	Abengoa (Equity Ownership %)	2013	2014	2015	2016	Expected Start Up	Sector	Fully Funded?	Annual EBITDA
Quingdao	China	100 ML/day	92%					✓ Q1 13		✓	11
Manaus	Brazil	586 km	51%					✓ Q1 13		✓	35
Solaben 1-6	Spain	50 MWx2	100%					✓ Q3 13		✓	30
Solana	USA	280 MW	100%					✓ Q4 13		✓	65
Quadra I	Chile	79 km	100%					✓ Q4 13		✓	7
Quadra II	Chile	50 km	100%					✓ Q4 13		✓	4
ATS	Peru	900 km	100%					✓ Q4 13		✓	29
Uruguay Wind	Uruguay	50 MW	50%					Q2 14		✓	11
Cadonal	Uruguay	50 MW	50%					Q2 14		✓	8
Mojave	USA	280 MW	100%					Q3 14		✓	55
Norte Brasil	Brazil	2,375 km	51%					Q3 14		✓	66
Tenes	Algeria	200 ML/day	51%					Q3 14		✓	17
Linha Verde	Brazil	987 km	51%					Q4 14		✓	15
Khi Tower	South Africa	50 MW	51%					Q4 14		✓	46
Kaxu Trough	South Africa	100 MW	51%					Q1 15		✓	81
Ghana	Ghana	60 ML/day	51%					Q1 15		✓	10
ATN 3 (Mechupichu)	Peru	355 km	100%					Q3 16		✓	10
Zapotillo	Mexico	3.8 m3/sec	100%					Q4 16			12

Total 512

Amounts based on the company's best estimate as of Dec. 31, 2013. Actual investments or timing thereof may change.

Capex 2014-2016

(M€)	Capacity	Abengoa (%)	Country	Start Up	Ann. EBITDAe (M€)	Investment	Pending Capex	Total ABG Equity	Total Partners	Total Debt
Solar						**2,100**	**359**	**58**	**26**	**275**
Mojave[2]	280 MW	100%	US	Q2 14	55	1,169	120	31	0	89
South Africa 100 MW[2]	100 MW	51%	S.Africa	Q1 15	81	612	179	19	18	142
South Africa 50 MW[2]	50 MW	51%	S.Africa	Q4 14	46	319	60	8	8	44
Biofuels						**491**	**56**	**-47**	**24**	**79**
Hugoton[2]	95 ML	100%	US	Q1 14	-	491	56	-47	24	79
Power Generatation						**199**	**57**	**32**	**0**	**25**
Uruguay Wind (Palmatir)	50 MW	50%	Uruguay	Q1 14	11	109	6	5	0	1
Cadonal Wind	50 MW	50%	Uruguay	Q2 14	8	90	51	27	0	24
Water						**588**	**273**	**125**	**7**	**141**
Tenes	200,000 m3/day	51%	Algeria	Q3 14	17	197	35	4	3	28
Ghana	60,000 m3/day	56%	Ghana	Q1 15	10	95	31	5	4	22
Zapotillo[1]	3.80 m3/sec	100%	Mexico	Q4 16	12	296	207	116	0	91
Transmission						**1,331**	**224**	**102**	**59**	**63**
Norte Brasil	2,375 km	51%	Brazil	Q2 14	66	1,018	107	51	49	7
Linha Verde	987 km	51%	Brazil	Q4 13	15	194	21	11	10	0
ATN 3	355 km	100%	Peru	Q3 16	10	119	96	40	0	56
						4,780	**969**	**270**	**116**	**583**
Additional Projects with Limited Equity Investment										
Ashalim CSP Plant[1]	110 MW	50%	Israel	Q2 17	n/a	769	n/a	51	n/a	n/a
Xina	100 MW	40%	S.Africa	Q4 16	n/a	737	n/a	77	n/a	n/a
Uruguay Wind (Palomas)[1]	70 MW	50%	Uruguay	Q3 15	n/a	118	n/a	12	n/a	n/a
New Brazilian T&D lines[1]	5,783 Km	Limited to EPC Margin	Brazil	Q1-Q3 16	n/a	2,099	n/a	197	n/a	n/a

Total Equity Capex 607

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Amounts based on the company's best estimate as of December 31, 2013. Actual investments or timing thereof may change.

(M€)	2014 Pending Capex	2014 ABG Equity	2014 Partners	2014 Debt	2015 Pending Capex	2015 ABG Equity	2015 Partners	2015 Debt	2016+ Pending Capex	2016+ ABG Equity	2016+ Partners	2016+ Debt
Solar	336	56	24	256	23	2	2	19	0	0	0	0
Mojave[2]	120	31	0	89	0	0	0	0	0	0	0	0
South Africa 100 MW[2]	156	17	16	123	23	2	2	19	0	0	0	0
South Africa 50 MW[2]	60	8	8	44	0	0	0	0	0	0	0	0
Biofuels	56	-47	24	79	0	0	0	0	0	0	0	0
Hugoton[2]	56	-47	24	79	0	0	0	0	0	0	0	0
Other Power Generation	56	31	0	25	1	1	0	0	0	0	0	0
Uruguay Wind	6	5	0	1	0	0	0	0	0	0	0	0
Cadonal Wind	50	26	0	24	1	1	0	0	0	0	0	0
Water	42	20	0	22	152	57	7	88	79	48	0	31
Tenes	0	0	0	0	35	4	3	28	0	0	0	0
Ghana	0	0	0	0	31	5	4	22	0	0	0	0
Zapotillo[1]	42	20	0	22	86	48	0	38	79	48	0	31
Transmission	139	62	59	18	59	34	0	25	26	6	0	20
Norte Brasil	107	51	49	7	0	0	0	0	0	0	0	0
Linha Verde	21	11	10	0	0	0	0	0	0	0	0	0
ATN 3	11	0	0	11	59	34	0	25	26	6	0	20
Ashalim[1]		51				0				0		
Xina[1]		17				38				22		
Uruguay Wind (Palomas)[1]		3				9				0		
New Brazilian T&D lines[1]		0				131				66		
Total Equity Capex		193				272				142		

[1]Uncommitted project (financing and/or partner's contribution still pending to be secured

2 This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation.

4.- Principal risks and uncertainties

4.1. Operational risks

4.1.1. Regulatory risk

Risk derived from a reliance on favorable regulation of the renewable energy activity and bioethanol production

a) Solar electricity generation

Renewable energy is rapidly maturing but its cost of generating electricity is still significantly higher than conventional energy (nuclear, coal, gas, hydroelectric). Governments have established support mechanisms to make renewable generation projects economically viable, mainly in the form of subsidized tariffs (in Spain), supplemented in specific cases with direct support for investment (mainly in the USA). These tariffs vary depending on the technology (wind, photovoltaic, solar-thermal, biomass) since they are in different stages of maturity and the regulator seeks to promote the development of each type by giving developers sufficient economic incentive in the form of a reasonable return on their investment. Without this support, any renewable energy project would currently be unfeasible, although as the technology matures, the need for this support diminishes or even completely disappears over the long term.

201 201 Consolidated management report Annual Report 2013 | ABENGOA 03 b) Bioenergy consumption The consumption of bioenergy for transport, one of the Company’s activity areas, is also subject to regulation via specific public support policies both nationally and internationally. Biofuels cost more to produce than gasoline or diesel and therefore requires government support to incentivize its use. The use of biofuels offers a series of environmental and energy advantages compared to oil-based fuels, making them potentially useful tools for implementing European policies to combat climate change and reduce oil dependency. Notwithstanding the above, despite major support in the field of biofuels from governments and regulatory authorities in the jurisdictions in which Abengoa operates, and despite the fact that authorities have reiterated their intention to maintain this support, it is possible that existing policies may change over time. Furthermore, biofuels are not the only alternative to oil-based fuels for use in transport, as shown by the recent development of electric vehicle technology. Different alternative sources with the potential to progressively substitute fossil fuels in transport can coexist. The future demand for all forms of transport could be covered via a combination of electricity (fuel cells) and biofuels as the main options; synthetic fuels (increasingly produced from renewable sources) as an intermediate solution; methane as an additional fuel; and supplemented by liquid petroleum gas. Many of these alternative sources receive or will receive government support in the form of different types of incentives, which may reduce the support specifically given to biofuels. The level of public support can be influenced by external factors, such as public criticism in some countries at the alleged effect of biofuels on an increase in food prices. Abengoa’s activities are subject to multiple jurisdictions with varying degrees of regulatory compliance, which require significant effort by the Company to comply with them Abengoa’s internationalization means that its activities are subject to multiple jurisdictions with varying degrees of regulatory compliance, especially in intensively regulated sectors. This multi-jurisdictional regulatory environment requires considerable effort in order to comply with all legal requirements, which represents a significant risk since non-compliance with any of the numerous precepts could result in licenses being revoked, fines being imposed or penalties that prevent Abengoa from contracting with various public entities. Risks associated with Concession-type Infrastructure projects that operate under regulated tariffs or very long term concession agreements Revenues obtained through concession-type infrastructure projects are highly dependent on regulated tariffs or, if applicable, long term price agreements that can last between 25 and 30 years depending on the asset. Abengoa has very little room for maneuver in terms of amending tariffs or prices when faced with adverse operating situations, such as fluctuations in commodity prices, exchange rates, costs of labor and subcontractors, during the construction phase and the operating phase of these projects. These projects are normally calculated with tariffs or prices that are higher than the operations and maintenance cost. The Company’s experience of operating concession-type assets is relatively recent, with three years’ experience in the case of CSP plants (solar-thermal technology) and nine years in the case of electricity transmission lines for proprietary assets. Nevertheless, the Company has extensive experience in providing maintenance services for electricity transmission lines for third parties. 4.1.2. Operational risk Risks from developing, constructing and operating new projects The development, construction and operation of traditional power plants, renewable energy plants, desalination plants, water treatment plants, electricity transmission lines, as well as other projects that Abengoa carries out, involves a highly complex process that depends on a large number of variables. To correctly develop and finance each project, Abengoa must obtain licenses and sufficient financing, as well as sign agreements to purchase or lease land, procure equipment and for the construction, for operations and maintenance, transport and fuel supply, and agreements to sell all or the majority of the production. Furthermore, these factors may significantly affect its capacity to develop and complete new infrastructure projects.

202 202 Consolidated management report Annual Report 2013 | ABENGOA 03 Revenues from long term agreements: risks derived from the existence of termination and/or renewal clauses of the concession agreements managed by Abengoa; cancellation of pending projects in Engineering and Construction; and the non-renewal of distribution agreements in Bioenergy Concessions Projects that involve operating concessions are governed by public agreements, in which the corresponding public body defines certain entitlements. However, these agreements are subject to cancellation or termination clauses that can be applied in the event of non-compliance with the commitments established in the agreements. The average remaining term of the concessions managed by Abengoa is 26 years. Bioenergy distribution agreements Abengoa sells bioenergy through medium and long term agreements, mainly in Europe. However, it is not possible to guarantee that these agreements will be renewed. Backlog of projects in the Engineering and Construction activity It is important to note that the term “backlog” usually refers to projects, operations and services for which the Company has commitments, and includes projects, operations and services for which it does not have firm commitments. Some of the contracted projects are subject to some type of contingency, usually the requirement to obtain external financing. All backlog projects are subject to unexpected changes and cancellations, since the projects may be part of the backlog for a long period of time. The engineering and construction agreements that Abengoa signs in order to develop its projects are usually implemented over a period that may exceed two years until the construction phase is complete. This situation increases the possibility of these agreements being prematurely terminated. Such cancellations are governed legally and contractually with established compensation procedures. However, if Abengoa itself is in breach or at fault, the Company may not have the right to receive the compensation that applies in the case of early termination. Variations in energy costs may negatively impact the Company’s results Some of Abengoa’s activities, especially ethanol production and recycling (the latter was performed until Abengoa sold Befesa) involve significant energy consumption, especially gas. The profitability of activities that are highly reliant on these inputs is therefore sensitive to fluctuations in their prices. Despite the fact that agreements to purchase gas and Abengoa’s other sources of energy normally include adjustment or hedging mechanisms against a rise in prices, the Company cannot guarantee that these mechanisms cover all of the additional costs that could be incurred from a rise in the price of gas or other energy inputs (especially in long term agreements signed with clients and in agreements that do not include these adjustment clauses). Risks derived from associations with third parties to execute certain projects Abengoa has made investments in certain projects with third parties, which contribute their technical expertise. In some cases, these collaborations are conducted through agreements to create joint ventures in which Abengoa only has partial control. These types of projects are subject to the risk that decisions that may be crucial to the success of the project or about investment in the project, are blocked, or are subject to the risk that the third parties may in some way implement strategies that are contrary to Abengoa’s economic interests, resulting in a lower return.

203 203 Consolidated management report Annual Report 2013 | ABENGOA 03 Risks arising from delays or cost-overruns in the Engineering and Construction activity due to the technical difficulty of the projects and the long term nature of their implementation In the Engineering and Construction activity, it is important to note that, apart from exceptions, all of the agreements that Abengoa has entered into are “turnkey” construction agreements (also called EPC agreements). Under these agreements the client receives a completed facility in exchange for a fixed price. These projects are subject to very long construction periods that range between one and three years. This type of agreement involves a certain amount of risk since the price offered prior to beginning the project is based on cost estimates that may change over the course of the construction period, which can affect the profitability of certain projects, or even cause significant losses. As well as causing cost overruns, delays can result in deadlines being missed or the need to pay a penalty to the client, depending on what has been negotiated. Furthermore, in most EPC contracts Abengoa is responsible for every aspect of the project, from the engineering through to the construction, including the commissioning of the project. In addition to the general responsibilities for each project, Abengoa must also assume the technical risk and the associated guarantee commitments. Risks derived from the requirement for a high degree of investment in fixed assets (Capex), which increases the need for third party financing in order to develop pending projects To carry out its operations, the Company requires a high level of investment in fixed assets, mainly in the Concessions-type Infrastructures activity. The Company is going through an expansion phase for proprietary assets and plants for the Concessions-type Infrastructures activity. Investment, especially in concessions, is recovered over the long term. The significant need for investment means that the Company is reliant on access to the capital markets and bank funding to finance new projects and to manage its general corporate funding requirements. Difficulties in accessing financing caused by a high level of existing indebtedness, among other factors, could increase the cost of financing, which may even be impossible to obtain, with the subsequent reduction in the internal rate of return of projects that partially depend on the Company’s level of borrowing. Nevertheless, Abengoa is committed to carrying out only those projects that fulfil certain internal requirements (yield, strategic fit, limited investment by the group) and for which financing has been obtained. Consequently, Abengoa’s growth in this area is related to the availability of funding in the financial environment in which it operates. Abengoa operates with high levels of debt Abengoa’s operations are capital intensive and the Company therefore operates with a high level of indebtedness. The main ratio that Abengoa must observe is its net debt over EBITDA, excluding the debt and EBITDA from projects financed under non-recourse formats, as defined in its main corporate finance agreements. As at December 31, 2013, this ratio was 1.69x with the maximum limit being 3.0x until December 30, 2014. At the end of 2013 the covenant ratio for Net Debt and corporate EBITDA, according to the clauses of the syndicated loan, was 1.69x. This ratio is obtained by calculating the total liquidity of the companies with non-recourse financing; debt is calculated as the amount of the reserve account for debt servicing; and R&D+i expenses for the period are excluded from EBITDA. In relation to the non-recourse debt of project companies, it should be noted that the majority of the Company’s projects are developed in regulated environments, in which the debt is repaid over a long time frame according to the concession agreement, a regulated tariff or, if appropriate, power or water purchase agreements, so that the gearing (meaning the proportion of debt to capital) of these projects is higher than in financing with recourse to the parent company or other group companies (corporate financing). Since non-recourse financing is used for most projects, it makes sense to analyze debt at two separate levels (non-recourse and corporate, since the parent company is only liable for corporate debt). Notwithstanding the above, a breach of the payment obligations assumed by borrowing companies (usually project companies) could have major consequences for the Company and its group, including but not limited to lower dividends, lower interest or payments to be received by Abengoa (which Abengoa then uses to repay corporate debt) or losses incurred in the event that guarantees provided by project companies under non-recourse financing agreements are enforced.

204 204 Consolidated management report Annual Report 2013 | ABENGOA 03 Likewise, the current high level of indebtedness could increase in the future due to Capex investments in projects using project finance formats, in which the associated debt will be drawn down as the project is implemented and for which the financing is already committed. This high level of debt could require the use of a significant part of the operational cash flow in order to pay the debt, thereby reducing the capacity to finance working capital, future Capex, investment in R&D+i or other general corporate objectives, as well as limiting the Company’s capacity to obtain additional financing. Abengoa estimates that the cash flows generated by its projects and the level of cash and credit available under their financing agreements, will be sufficient to meet the Company’s future liquidity requirements for at least 12 months. Nevertheless, if debt should increase in the future as a result of developing multiple new projects and the interest payments associated with this, operating cash flow, cash and other resources may not be sufficient to cover the Company’s payment obligations when they fall due or to finance its liquidity needs. In addition to the current high level of gearing, the terms of the agreements for issuing debt and other financing agreements that regulate debt issuance, enable both Abengoa and its subsidiaries, joint ventures and associated entities to access a significant amount of additional debt in the future, including secured debt, which could increase the aforementioned risks. As at the date of these Consolidated Financial Statements, Abengoa has not breached any of its corporate financing agreements, which could give rise to the early cancellation of these agreements. Nevertheless, it should be noted that a breach of these obligations (for example, the requirement to maintain certain financial ratios, restrictions on dividend payments, restrictions on granting loans and guarantees, and restrictions on the availability of assets) agreed by the Company with various financial institutions that have provided third party financing, could lead to the early cancellation of payment obligations under the corresponding finance agreements (and other associated agreements) and, if applicable, the enforcement of guarantees that may have been granted in their favor. Likewise, such a breach could give rise to the early cancellation not only of the aforementioned agreements, but also those that have specific cross default clauses (which the majority of corporate borrowing agreements have) caused by payment default. In addition, it should be remembered that Abengoa could be forced into early repayment of the debt in financing agreements or to redeem convertible notes and bonds (should the note and bondholders demand it) in the event of a change of control in the Company. Risk of obtaining less net profit from asset rotation Abengoa implements a selective rotation strategy of its concession assets (mainly solar plants, electricity transmission lines, desalination and cogeneration plants), through which the Company occasionally divests certain assets in order to maximize the expected return depending on market conditions, asset maturity and Abengoa’s strategy in relation to these assets, while monetizing the value of these projects ahead of schedule in order to maximize shareholder return. However, Abengoa cannot guarantee that it will be able to obtain the same level of net profit as it has to date, in the future, since the Company’s capacity to generate new business opportunities or opportunities with similar returns to those it currently obtains will depend on market conditions and other factors beyond Abengoa’s control. The Company has a controlling shareholder As at the date of the Consolidated Financial Statements, Inversión Corporativa I.C., S.A. owns 58.18% of the voting rights in Abengoa. Consequently, this company controls Abengoa under the terms established in Article 42 of the Code of Commerce, and may therefore exercise influence over certain subjects that require shareholders’ approval, notwithstanding the protection and separate voting rights of the Company’s Class B shares in certain situations, according to the Company’s bylaws. Conflicts could arise from differences between the interests of Inversión Corporativa I.C., S.A. and the remaining shareholders, which may be resolved by the controlling shareholder in a way that does not suit the interests of the other shareholders.

205 205 Consolidated management report Annual Report 2013 | ABENGOA 03 Nevertheless, Inversión Corporativa IC, S.A. has signed a shareholders’ agreement with the Company through which it agrees, among other things, to (i) only exercise its voting rights up to a maximum of 55.93% (the percentage of votes that it had at the date of signing the shareholders’ agreement) in cases in which, as a result of exercising the right to convert Class A shares into Class B shares, which is included in the Company’s bylaws, the total voting rights that it holds as a percentage of the total voting rights of the Company increases; and (ii) that the percentage represented at any given time by the number of shares that it holds with the right to vote (whether these are Class A shares or Class B shares) of the total number of Company shares, will not be less than one quarter of the percentage represented by the voting rights that these shares attribute to Inversión Corporativa IC, S.A. at any given time, in relation to the Company’s total voting rights (in other words, that its voting rights will not be greater than four times its financial rights); and that, should this situation arise, it will sell the necessary amount of Class A shares or will convert them into Class B shares in order to maintain this ratio. Similarly, through the shareholder agreement with First Reserve Corporation (another shareholder in the Company), Inversión Corporativa IC, S.A. has agreed that while FRC or any of its related companies owns Abengoa Class B shares or any other instrument that is convertible or exchangeable for Abengoa Class B shares, they will not propose or request the Board of Directors to recommend to shareholders any modification to the Company’s bylaws that adversely affects the equal rights between Class B and Class A shares in relation to the distribution of dividends or similar distributions as established in the bylaws and that if this proposal were to be submitted by another shareholder, or by the Board of Directors, they will vote against it. The products and services of the renewable energy sector are part of a market that is subject to strict competition rules Abengoa operates in a competitive environment in its solar-thermal business. In general, renewable energy competes with conventional energies that are cheaper and more competitive. Renewable energy is currently subsidized in order to bridge the difference in cost and it has various specific implementation targets. This support for renewable energy may not continue in the future. It is possible that some of the Company’s current competitors or new participants in the market could respond more quickly to regulatory changes or develop a technology with significantly different production costs. Furthermore, existing or future competitors may be able to dedicate more financial, technical and management resources to developing, promoting and selling their electricity. The results of the Engineering and Construction activity significantly depend on the growth of the Company’s Concession-type Infrastructures and Industrial Production activities. The Engineering and Construction business is Abengoa’s most important activity in terms of revenues. A significant part of this activity depends on the construction of new assets by the Concession-type Infrastructures activity (especially power generation plants, transmission lines and water infrastructures) and the Industrial Production activity (bioenergy plants). If Abengoa is not successful in winning new contracts in its Concession-type Infrastructures activity, the revenues and profitability of the Engineering and Construction activity will suffer. The evolution of interest rates and the Company’s hedging may affect its results In the normal course of its business, the Company is exposed to various types of market risk, including the impact of exchange rate movements. Part of its borrowing accrues interest at variable rates, normally referenced to indicators such as EURIBOR and LIBOR. However none of its corporate debt is exposed to interest rate changes until 2014 (fixed rate debt and debt with interest rate hedges). Any increase in interest rates would increase the financial costs associated with the variable interest rate, and would increase the cost of refinancing existing borrowing and issuing new debt. The evolution of exchange rates and the Company’s hedging could affect its results Abengoa is exposed to exchange rate risk in transactions denominated in a currency that is not the functional currency of each of the companies that comprise its group. As the group’s international activities grow, a significant part of its transactions may be carried out in currencies other than the functional currency of each company.

206 206 Consolidated management report Annual Report 2013 | ABENGOA 03 The main exposure to exchange rate risk is US dollar-Euro. Abengoa’s strategy to reduce its exposure to exchange rate movements in situations in which there is no natural hedge (by adjusting future cash flows from revenues denominated in different currencies to match principal and interest payments in the same currencies) consists of using foreign exchange futures contracts and exchange rate swaps. Internationalization and country risk Abengoa has projects on five continents, some of them in emerging countries. Abengoa’s different operations and investments may be affected by different types of risk related to the economic, political and social conditions of the different countries in which it operates, especially countries with a higher degree of instability in the aforementioned factors (Algeria, Angola, China, India, Morocco, Ghana and other Latin American countries). These types of risk are usually jointly referred to as “country risk” and include: – The effects of inflation and/or possible devaluation of local currencies; – Possible restrictions on capital movements; – The possibility of expropriation, asset nationalization or increased intervention by governments in the economy and the management of companies, as well as not granting or revoking previously held licenses; – The possible imposition of new and higher taxes or levies; – The possibility of economic crises occurring, or situations of political instability or public disorder. Abengoa’s policy is to cover the country risk using insurance policies and transferring the risk to financial institutions by means of the corresponding financing agreements and other mechanisms. The insurance policies taken out by Abengoa may be insufficient to cover the risks arising from projects and the cost of insurance premiums may rise Abengoa’s projects are exposed to various types of risk that require appropriate coverage in order to mitigate the effects should they occur. Despite Abengoa’s attempts to obtain the correct coverage for the main risks associated with each project, it is not possible to verify that this is sufficient for every type of loss that could arise. Abengoa’s projects are insured with policies that comply with sector standards in relation to various types of risk, such as risks caused by nature, incidents during assembly, construction or transport and loss of earnings associated with these occurrences. All of the insurance policies taken out by Abengoa comply with the requirements demanded by the institutions that finance the projects and the coverage is verified by independent experts for each project. Furthermore the insurance policies taken out are subject to review by the insurance companies. In the event that insurance premiums increase in the future and these increases cannot be passed on to clients, these additional costs could have a negative impact for Abengoa. However, no significant increases have occurred in the cost of premiums in the last 12 months. The Company’s activities may be negatively affected by catastrophes, natural disasters, adverse weather conditions, unexpected geological conditions or other environmental circumstances, as well as by acts of terrorism at any of its sites In the event that an Abengoa site is affected by a fire, flood, adverse weather conditions or any other type of natural disaster, acts of terrorism, power outages and other catastrophes, or in the event of unexpected geological conditions or other unexpected environmental circumstances, the Company may be unable or only partially able to continue operating at this. This could result in lower revenues from the affected site while the problems exist and lead to higher repair costs. Abengoa has taken out insurance against natural risks or acts of terrorism and the loss of earnings that may arise from stoppages.

207 207 Consolidated management report Annual Report 2013 | ABENGOA 03 Tax evasion and product tampering in the fuel distribution market in Brazil could distort market prices In recent years, tax evasion and product tampering have been one of the main problems for fuel distributors in Brazil. In general, such practices combine both tax evasion and fuel tampering by mixing gasoline with solvents or adding anhydrous ethanol in quantities greater than 25% allowable by the law (taxes on anhydrous ethanol are lower than those for hydrated ethanol and gasoline). Taxes account for a highly significant proportion of the cost of fuel sold in Brazil. Abengoa operates in an activity sector that is closely linked to the economic cycle The global economic and financial situation and difficulties in accessing financing, the sovereign debt crisis, fiscal deficits and other macroeconomic factors may negatively affect demand from existing or potential clients. Specifically, the reduction in national infrastructure budgets is impacting Abengoa’s results, since a proportion of the projects are promoted by governmental bodies, which provide the Company with a volume of revenues that would be difficult to substitute with private investment, especially in the current economic environment. As mentioned, although the economic cycle affects all of the Company’s business, some activities are more dependent on the economic outlook than others. The demand for bioenergy, like the demand for gasoline or diesel, is relatively inelastic and has not decreased in a significant way despite high fuel prices. However, Abengoa’s Concession-type Infrastructures activity is much less dependent on the economic outlook, since revenues from this activity primarily come from long-term agreements, which neutralize the fluctuations associated with the economic situation. However, as in Engineering and Construction, it is a Capex intensive activity and could be affected by difficulties in access to financing. Risks derived from sensitivity in procuring the necessary raw materials for producing bioenergy and volatility of the end product price Raw materials account for approximately 60 to 70% of bioenergy production costs. The increase in commodity prices (mainly grain and gas) or a decrease in end product prices (ethanol) could mean that operating Abengoa’s production plants becomes unprofitable. To mitigate the risk associated with these prices as much as possible, Abengoa has a policy of not committing its production and sale of biofuels until it has ensured its supply of the necessary raw materials. Abengoa’s activities could be negatively affected in the event of adverse public opinion about them Certain people, associations or groups may oppose Abengoa’s projects, such as the construction of renewable energy plants, recycling plants (this activity was performed by Abengoa until it sold Befesa), etc. Although carrying out these types of projects generally requires an environmental impact study and a public consultation process prior to granting the corresponding administrative authorizations, the Company cannot guarantee that a specific project is going to be accepted by the affected population. Moreover, in those areas in which the corresponding facilities are located next to residential areas, opposition from local residents could lead to the adoption of restrictive rules or measures regarding the facilities. If part of the population or a particular company decides to oppose the construction of a project or takes legal action, this could make obtaining the corresponding administrative authorizations difficult. In addition, legal action may give rise to the adoption of precautionary measures that force construction to stop, which could cause problems for commissioning the project within the scheduled time frame or achieving Abengoa’s business objectives. Furthermore, adverse public opinion about the use of grain and sugarcane cannot be ruled out, and to a lesser extent regarding the production of bioethanol, since these are basic consumer goods that are significantly associated with shortages in the food market. In response to public pressure, governments may adopt measures to ensure that the grain and sugar is diverted to the food market instead of bioethanol production, causing problems for existing production activities and Abengoa’s future expansion plans.

208 208 Consolidated management report Annual Report 2013 | ABENGOA 03 Construction projects related to the Engineering and Construction activity and the facilities of the Concession-type Infrastructures and Industrial Production activities are hazardous workplaces Employees and other personnel that work on Abengoa’s construction projects for the Engineering and Construction activity and at the facilities of the Concession-type Infrastructures and Industrial Production activities are usually surrounded by large scale mechanical equipment, moving vehicles, manufacturing processes or hazardous materials, which are subject to wideranging regulations when they are used (for example, occupational health and safety legislation and other applicable regulations). Projects may involve the use of hazardous or highly regulated materials that, if not handled correctly or spilt, could expose the Company to claims that could result in all types of civil, criminal, administrative liabilities (fines or Social Security benefits surcharges). Despite the fact that the Company has functional groups that are exclusively responsible for monitoring the implementation of health and safety measures, as well as working procedures that are compatible with protecting the environment, throughout the organization (including at construction and maintenance sites), any failure in complying with these regulations could result in liability for the Company. Similarly, Abengoa may be unaware or unable to control compliance with occupational health and safety regulations in the companies that it subcontracts. In the event of non-compliance Abengoa could be found liable. Historical safety levels are a critical aspect for Abengoa’s reputation. Many of its clients expressly require the Company to comply with specific safety criteria in order to be able to submit bids, and many contracts include automatic termination clauses or withdrawal of all or part of the contractual fees or profits in the event that the Company fails to comply with certain criteria. Consequently, Abengoa’s inability to maintain adequate safety standards could result in lower profitability or the loss of clients or projects. As at the date of these Consolidated Financial Statements, no agreements have been terminated, no penalties have been imposed and no significant decreases in earnings have occurred due to failures to comply with safety-related obligations. The existence of two share classes, Class A and Class B, with different voting rights, could deter third parties from carrying out transactions to take control of the Company There are two main factors that could deter third-party entities from carrying out certain corporate transactions, such as a merger or acquisition, or any other transaction involving a change of control in the Company, which shareholders of Class B shares could consider as beneficial, which in turn could negatively affect the price of Class B shares, which are the following: (i) The existence of two share classes with different voting rights and the concentration of voting rights in a single shareholder, Inversión Corporativa IC, S.A., and in the Class A shares; and (ii) The right of redemption. Abengoa’s bylaws grant a right of redemption to Class B shares in the event that a takeover bid is made and completed for all of the Company’s shares with voting rights, through which the offeror gains control of the Company and the price offered for Class B shares is not the same as Class A shares. This right of redemption enables Class B shareholders that have not been offered the same price, to request the Company to redeem their shares at the price offered for Class A shares in the tender offer, with the exceptions and limitations established in the Company’s bylaws. This right of redemption does not apply in the event of partial and voluntary tender offers. Class B share price volatility The price of the new shares when admitted to trading shall be determined by the Madrid stock exchange as the lead exchange, based on the closing price of Abengoa’s Class B shares on the day prior to the start of their listing. The future price of Class B shares may fluctuate significantly. Factors such as the evolution of the Company’s operating results, negative publicity, changes in equity analysts' recommendations about the Company, changes in the global conditions of financial markets, securities markets or the sectors in which the Company operates, could all have a significant negative impact on the price of the Company’s Class B shares.

209 209 Consolidated management report Annual Report 2013 | ABENGOA 03 Risk of significant sales of shares The sale of a significant number of Abengoa Class B shares in the market after they are admitted for trading, or the perception in the market that such sales may take place, could damage the price of the Class B shares or the Company’s ability to raise capital through future issues. Abengoa, Inversión Corporativa IC, S.A., Finarpisa, S.A. and the members of the Board of Directors and managers of the Company (with the exception of Mr Claudio Santiago Ponsa), have agreed not to offer, sell, agree to sell, pledge or in any way dispose of (or formalize any transaction designed to dispose of or by means of its execution could reasonably result in the disposal [by means of a real disposal or effective financial disposal derived from a financial agreement, or in any other way] by the Company or a Company subsidiary or any person with a mutual interest in the Company or a Company subsidiary) shares in the Company (whether Class A shares, Class B shares or ADSs that represent the latter), directly or indirectly, or securities convertible into the Company’s shares, nor establish or increase an equivalent short position, nor settle or decrease an equivalent long position, and to publically announce their intention not to carry out any of the aforementioned transactions, from the date of that the format of the capital increase is defined until 180 days have passed from the date that the Class B shares are admitted to trading on the NASDAQ Global Select Market in the USA through ADSs represented by ADRs, which occurred on October 17, 2013. This period could be extended by up to 18 additional days from the end of the period in the event that the Company publishes results or announces their publication during the last 17 days of the originally agreed period. Possibility of differences in the listed prices of Class A shares and Class B shares despite the fact that both share classes have similar financial rights Despite the fact that both share classes have equivalent financial rights and there is a controlling shareholder, Class A shares and Class B shares may be listed with different prices due to the difference in voting and other non-financial rights, among other reasons. In particular, there is a risk that a third party may launch a takeover for 100% of the Company’s shares offering a different price for Class A and Class B shares. To mitigate this risk, Article 8 of Abengoa’s bylaws includes a right of redemption for Class B shares under the terms and conditions established therein. This right of redemption does not apply in the event of partial and voluntary tender offers. Shareholders in countries with non-euro currencies may incur additional risk associated with variations in the exchange rate in relation to holding the Company’s shares The Company has requested admission to trading of the Class B shares on the US stock market through ADSs denominated in US dollars. With regards to holding the Company’s new shares, shareholders in countries with non-euro currencies incur an additional risk due to variations in the exchange rate. Therefore, the price of the ADSs and the dividends paid may be unfavorably affected by fluctuations in the euro-US dollar exchange rate. 4.1.3. Concentraciones de clientes During the years 2013 and 2012 there is no client that contributes more than 10% of revenue 4.2. Financial risk 4.2.1. Market risk Market risk arises when group activities are exposed fundamentally to financial risk derived from changes in foreign exchange rates, interest rates and changes in the fair values of certain raw materials. To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as future contracts for commodities. The Group does not generally use derivatives for speculative purposes.

210 210 Consolidated management report Annual Report 2013 | ABENGOA 03 – Foreign exchange rate risk: the international activity of the Group generates exposure to foreign exchange rate risk. Foreign exchange rate risk arises when future commercial transactions and assets and liabilities recognized are not denominated in the functional currency of the group company that undertakes the transaction or records the asset or liability. The main exchange rate exposure for the Group relates to the US Dollar against the Euro. To control foreign exchange risk, the Group purchases forward exchange contracts. Such contracts are designated as fairvalue or cash-flow hedges, as appropriate. In the event that the exchange rate of the US Dollar had risen by 10% against the Euro as of December 31, 2013, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a loss of €8,496 thousand (loss of €10,602 thousand in 2012) mainly due to the US Dollar net liability position of the Group in companies with Euro functional currency and an increase of €1,192 thousand (decrease of €2,440 in 2012) in other reserves as a result of the cash flow hedging effects on highly probable future transactions. Details of the financial hedging instruments and foreign currency payments as of December 31, 2013 and 2012 are included in Note 14 of these Notes to these Consolidated Financial Statements. – Interest rate risk: arises mainly from financial liabilities at variable interest rates. Abengoa actively manages its risks exposure to variations in interest rates associated with its variable interest debt. In non-recourse financing (see Note 19), as a general rule, the Company enters into hedging arrangements for at least 80% of the amount and the timeframe of the relevant financing. In corporate financing (see Note 20), as general rule, 80% of the debt is covered throughout the term of the debt; in addition, in 2009, 2010 and 2013, Abengoa issued notes at a fixed interest rate. The main interest rate exposure for the Group relates to the variable interest rate with reference to the Euribor. To control the interest rate risk, the Group primarily uses interest rate swaps and interest rate options (caps and collars), which, in exchange for a fee, offer protection against an increase in interest rates. In the event that Euribor had risen by 25 basic points as of December 31, 2013, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a profit of €13,669 thousand (profit of €4,004 thousand in 2012) mainly due to the increase in time value of hedge interest rate options (caps and collars) and an increase of € 48,050 thousand in other reserves (increase of €52,163 thousand in 2012) mainly due to the increase in value of hedging interest derivatives (swaps, caps and collars). A breakdown of the interest rate derivatives as of December 31, 2013 and 2012 is provided in Note 14 of these Notes to the Consolidated Financial Statements. – Risk of change in commodities prices: arises both through the sale of the Group’s products and the purchase of commodities for production processes. The main risk of change in commodities prices for the Group is related to the price of grain, ethanol, sugar, gas, and aluminum (and zinc until the sale of the Company’s shareholding in Befesa). In general, the Group uses futures and options listed on organized markets, as well as OTC (over-the-counter) contracts with financial institutions, to mitigate the risk of market price fluctuations. At December 31, 2013, if the price of grain had increased by 10%, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (loss of €35,092 thousand in 2012) and an increase in other reserves of € 4,567 thousand (decrease of €16,391 thousand in 2012) due to open derivative contracts primarily on grain purchases held by the Group. At December 31, 2013, if the price of ethanol had increased by 10%, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (profit of €11,035 thousand in 2012) and an increase in other reserves of €60,040 thousand (null in 2012) due to open derivative contracts primarily on ethanol purchases held by the Group.

211 211 Consolidated management report Annual Report 2013 | ABENGOA 03 A breakdown of the commodity derivative instruments as of December 31, 2013 ad 2012 is included in Note 14 to these Consolidated Financial Statements. In addition, certain Bioenergy Business Group companies engage in purchase and sale transactions in the grain and ethanol markets, in accordance with a management policy for trading transactions. Management has approved and supplemented trading strategies to control the purchase and sale of forward and swap contracts, mainly for sugar, grain and ethanol, which are reported on a daily basis, following the internal procedures established in the Transactions Policy. As a risk-mitigation element, the company sets daily limits or ‘stop losses’ for each strategy, depending on the markets in which it operates, the financial instruments purchased and the risks defined in the transaction. These transactions are measured monthly at fair value through the Consolidated Income Statement. In 2013, Abengoa recorded a profit of €15 thousand (profit of €11,768 thousand in 2012), €15 thousand of which related to profit on settled transactions (€11,768 thousand in 2012) and €0 thousand to open derivative contracts valued at the year ended (€0 thousand in 2012). 4.2.2. Credit risk The main financial assets exposed to credit risk derived from the failure of the counterparty to meet its obligations are trade and other receivables, current financial investments and cash. a) Clients and other receivables. b) Current financial investments and cash. – Clients and other receivables: Most receivables relate to clients operating in a range of industries and countries with contracts that require ongoing payments as the project advances, the service is rendered or upon delivery of the product. It is a common practice for the company to reserve the right to cancel the work in the event of a material breach, especially non-payment. In general, and to mitigate the credit risk, prior to any commercial contract or business agreement, the company generally holds a firm commitment from a leading financial institution to purchase the receivables through a nonrecourse factoring arrangement. Under these agreements, the company pays the bank for assuming the credit risk and also pays interest for the discounted amounts. The company always assumes the responsibility that the receivables are valid. Abengoa derecognizes the factored receivables from the Consolidated Statement of Financial Position when all the conditions of IAS 39 for derecognition of assets are met. In other words, an analysis is made to determine whether all risks and rewards of the financial assets have been transferred, comparing the company’s exposure, before and after the transfer, to the variability in the amounts and the calendar of net cash flows from the transferred asset. Once the company’s exposure to this variability has been eliminated or substantially reduced, the financial asset has been transferred In general, Abengoa considers that the most significant risk related to Clients and other receivables is the risk of noncollection, since: a) trade receivables may be quantitatively significant during the progress of work performed for a project or service rendered; b) it is not under the company’s control. However, the risk of delays in payment typically relates to technical problems, i.e. associated with the technical risk of the service provided and, therefore, within the company’s control. If the company concludes that the risk associated to the contract has been transferred to the financial institution, the receivable is derecognized in the Consolidated Statement of Financial Position at the time it is transferred, in accordance with IAS 39.20. An ageing of trade receivables as of December 31, 2013 and 2012 is included in Note 15 ‘Clients and other receivable accounts’. The same note also discloses the credit quality of the clients as well as the movement on provisions for receivables for the years ended December 31, 2013 and 2012.

212 212 Consolidated management report Annual Report 2013 | ABENGOA 03 – Financial investments: to control credit risk in financial investments, the Group has established corporate criteria which require that counterparties are always highly rated financial entities and government debt, as well as establishing investing limits with periodic review. 4.2.3. Liquidity risk See Section 3. Liquidity and capital resources 4.2.4. Capital risk The Group manages capital risk to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects. Since the admission of its shares to trade on the stock market, the company has grown in the following ways: – cash flows generated by conventional businesses; – financing of new investments through non-recourse financing, which also generates induced business for conventional businesses; – corporate financing, either through banks or capitals markets; – issuance of new shares of subsidiaries through organized markets; – assets rotation or divestitures, such as divestiture of Befesa or the sale of mature concessional shares, the sale of a transmission line concession activity in Brazil and a water concession activity in China; – capital increase carried out for €517.5 million in 2013. – The leverage objective of the activities of the company is not measured based on the level of debt on own resources, but on the nature of the activities: – for activities financed through Non-recourse Financing each project is assigned a leverage objective based on the cash and cash flow generating capacity, generally, of contracts that provide these projects with highly recurrent and predictable levels of cash flow generation; – for activities financed with Corporate Financing, the objective is to maintain reasonable leverage, defined as 2.5 times corporate Ebitda over Net Corporate Debt (excluding the Ebitda and the non-recourse financing) in 2013. 4.3. Risk management and internal control During 2013, Abengoa continued to grow, carrying on activities in more than 70 countries. To deal with this growth in a safe and controlled manner, Abengoa has a common business management system that allows it to work on an efficient, coordinated and consistent basis. Abengoa is aware of the importance of managing its risks in order to carry out appropriate strategic planning and attain the defined business objectives. To do this, it applies a philosophy formed by a set of shared beliefs and attitudes, which define how risk is considered, starting with the development and implementation of the strategy and ending with the day-to-day activities.

213 213 Consolidated management report Annual Report 2013 | ABENGOA 03 These elements constitute an integrated system that allows for proper risk management and controls at all levels of the organization. Business risk Common management systems represent Abengoa's internal rules and all its business units and its methodology for assessing and controlling risks. They also represent a common culture for the various businesses of Abengoa and comprise 11 standards that define how management has each of the potential risks included in the risk model of Abengoa. Through these systems risks are identified and appropriate hedging and control mechanisms are defined. Common management systems include specific procedures covering any action that may be a risk to the organization, both financial and non-financial. They are available to all employees on computer regardless of geographical location and job title. Over recent years, the common management systems have evolved to adapt to the new situations and environments in which Abengoa operates, with the overriding aim of reinforcing risk identification, covering risks and establishing control activities. Risks relating to the reliability of financial information Abengoa began in 2004 an internal process of aligning its internal control structure over financial reporting with the requirements imposed by Section 404 of the SOX Act (‘Sarbanes Oxley Act’). The purpose of SOX is to ensure transparency in the management, accuracy and reliability of the financial information published by companies listed on the U.S. market (‘SEC registrants’). This law requires these companies to submit their internal control system to a formal audit by its financial auditor who, in addition, will provide an independent opinion on it. According to instructions of the ‘Securities and Exchange Comission’ (SEC), this law is mandatory for companies and groups listed in the U.S. market.

214 214 Consolidated management report Annual Report 2013 | ABENGOA 03 Abengoa considers this legal requirement as an opportunity for improvement and far from satisfied with the conditions set out in the law, we have tried to develop the most of our internal control structures, control procedures and assessment procedures applied. The initiative comes in response to the quick expansion of the group in recent years, and expectations of future growth, and to continue to provide investors with accurate, timely and complete finantial information. During 2012 Abengoa completed the implementation of SAP GRC Process Module Control. This tool provides a technology solution with the purpose of automating our internal control system and compliance monitoring, facilitating compliance and increasing security for the Company's operations. The universal risk model In 2011, Abengoa finished integrating its universal risk model, the company's chosen methodology for quantifying the risks that compose the risk management system. The goal is to obtain a comprehensive view of them, designing an efficient response system and aligned with business goals of the company. Abengoa’s universal risk model is made up of four categories, 20 sub-categories and a total of 57 principal risks for the business. Each these risks has an associated series of indicators that allow its probability and impact to be measured and the degree of tolerance to the risk to be defined, thus allowing for subsequent risk assessment and monitoring. The risks identified in this model are evaluated considering two parameters: – Likelihood of happening: Degree of frequency with which you can ensure that a particular cause will cause a negative impact event with Abengoa. – Impact on Abengoa: Set of potential negative effects on Abengoa's strategic objectives.

215 215 Consolidated management report Annual Report 2013 | ABENGOA 03 Pursuant to the allocation probability and impact indicators for all the risks in the risk model Abengoa universal risks are qualified in 4 types (lower risk, tolerable risk, severe risk and critic risk). Each of these categories is treated with a risk management different strategy. Abengoa has completed the implementation of Archer eGRC, technology solution that automates the process of identification, assessment, response, monitoring and reporting of risks that make up the universal risk model to keep all activities and sectors in which Abengoa operates. During 2012, this application has been consolidated as a tool for calculation and reporting of identified risks. Since its introduction, Abengoa has been working on the application synchronization with other tools within the group with the aim of increasing process automation. 5.- Anticipated future trends of the group To estimate the outlook for the Group, it is important to take into account the evolution and development achieved in recent years, which forms the basis of the company’s growth prospects in the medium term. The Group’s strategy in the medium term is based on the growing contribution of the activities linked to the markets for the environment, renewable fuels (bioenergy), solar power and the ongoing development of the engineering and construction activities. Furthermore, the strengthening of Abengoa’s capacity in the environmental services market through Befesa Medio Ambiente, S.A.; a greater bioethanol production capacity, as well as the development of the solar business will all contribute to boosting the company’s long-term outlook. In so far as it achieves its current forecasts, Abengoa has new activity base that will offer stability and continuity in the coming years. With its current reserves, taking into account the improved flexibility of the organizational structure, the specialization and diversification of activities, and the investment opportunities identified in the domestic market and the company’s competitiveness in the international market, as well as the exposure of part f its activities to the sale of commodities and non-Euro currencies, the Group is clearly in a position to continue making positive progress in the future. Strategy Last year, 2013, was better than expected, offering glimpses of growth possibilities that will help to put the financial crisis behind us. However, climate change continues to lie at the heart of the problems facing mankind. The UN’s Intergovernmental Panel on Climate Change is warning that the planet’s average temperature is increasing while glaciers melt, sea levels rise and CO2 emissions grow, all of which are attributed to humankind with 95 % certainty. The Stern Report states that there is still no trend towards a reduction in emissions, so global warming will continue, forcing hundreds of millions of people from their current homes by the year 2100. According to the World Energy Outlook for 2013, the decision facing the world requires greater emphasis on energy efficiency. Our sector will play a fundamental role in whether climate change targets are achieved or not. The current trend is taking us towards a 3.5ºC long-term rise in the planet’s temperature. To avoid this we have to accelerate the rate of renewable energy growth, currently around 2.5 % per annum. Our company has viable solutions to these challenges. Knowledge creation and a commitment to technology form the basis of our competitive advantage in the energy and environment sectors, enabling Abengoa to become a scientific and technological leader in our business areas and a privileged place for training professionals in R&D and innovation. Abengoa Research (AR), the research institute launched in 2011, is making highly significant progress in producing and storing solar power at competitive prices, transforming municipal solid waste into bioethanol (W2B), promoting energy vectors such as hydrogen or second-generation bioethanol, the desalination and reuse of industrial water and water from other sources, and developments related to enzymes and biomass. Abengoa has also increased the number of technology patents it holds to 261 and is acknowledged as the leading Spanish company in the international patent applications ranking. These achievements are the result of the work carried out by the company’s team of 781 researchers, as well as investment in R&D and innovation projects totaling € 426 million during the year.

216 216 Consolidated management report Annual Report 2013 | ABENGOA 03 We are implementing the scheduled investments in our strategic plan, arranging financing for the corresponding projects and working with partners that can make our investments sustainable. Abengoa’s projects map has expanded this year to include countries such as Israel, Sri Lanka, Ukraine and Angola, while we have consolidated our leadership position in countries like Brazil, USA, South Africa, Chile, Mexico, Peru and Uruguay. Abengoa’s global presence enables us to make the most of our opportunities for growth. This year revenues have grown by 17% to € 7,356 million compared to 2012, and this growth is also reflected in our results, with an 44 % increase in EBITDA to € 1,365 million. At the financial level, this year we have successfully completed our listing on the NASDAQ stock exchange in the USA through a capital increase of € 517.5 million, we have raised € 1,280 million from five bond issues and made divestments totaling € 804 million, all of which have enabled us to cover the company’s financing requirements for 2014, reduce our dependency on the banking market following the partial repayment of the syndicated loan, and to extend the maturity profile of our debt. Corporate net debt at the end of 2013 was 2.2 times corporate EBITDA, totaling € 2,124 million. We ended the year with a cash position of € 3,877 million, which will allow us to meet our investment and debt commitments scheduled for 2014. We believe that Abengoa will continue to grow in 2014, strengthening its financial structure and consolidating a sustainable asset rotation program. Engineering and construction Revenues have grown by 27 % to € 4,808 million, bringing the backlog at the end of the year to € 6,796 million. In the USA we have commissioned the world’s largest solar-thermal plant, Solana, in Arizona, which uses a pioneering system that provides six hours of energy storage for when there is no sun. Work also continues on construction of the solar-thermal plant in California, which has the same capacity. Furthermore, the US power company Portland General Electric (PGE) has selected Abengoa to develop a 440 MW combined cycle plant. We have also been selected to construct the largest combined cycle plant in Poland, transmission lines in Europe, Latin America, Africa and Australia, and new desalination plants in the Middle East and North Africa. Concession-type infrastructures We have generated more than 5,700 GWh of power in solar, hybrid and cogeneration plants during 2013, as well as commissioned three new plants in Abu Dhabi (Shams 1), USA (Solana) and Spain (the Extremadura Platform) with a total installed capacity of 480 MW. We have also produced 102.1 ML of desalinated water. The total capacity (installed and under construction) of our power plants in the USA, Abu Dhabi, South Africa, Algeria, Israel, Mexico, Brazil, Uruguay, Spain, India and the Netherlands is 2,912 MW. At present, we are also constructing new desalination plants in Algeria and Ghana, and electricity transmission lines in Brazil, Peru and Chile. Industrial production The construction in Hugoton, Kansas (USA), of the first industrial plant to produce second-generation ethanol using Abengoa’s proprietary technology and the development of the first Waste to Biofuels pilot plant in Salamanca (Spain) are two examples of our research and innovation work from recent years becoming a reality. Growth and diversification The growth model is based on simultaneously managing businesses with different profiles and characteristics. The cash flows from our traditional activities are reinvested in growing our emerging businesses. Rotating our investments is part of our business model and we have numerous options for the future that will evolve through to maturity. Abengoa Hydrogen and Abengoa Energy Crops are two such possibilities, in addition to other technological opportunities that Abengoa Research and the business groups are obtaining from their research. The company’s international activities account for 84 % of total revenues, including our businesses in USA with 28%, Latin America that represent 29%, Asia 4%, Europa 12 % and Africa 11%.

217 217 Consolidated management report Annual Report 2013 | ABENGOA 03 Human capital, employment and safety At Abengoa we know that the future depends on the creativity of the present, which in turn relies on the training and performance of the people that are part of the company. We are well aware of this fact and place special emphasis on our employees’ professional development and training. In 2013 we carried out more than 1.8 M hours of training, many in collaboration with some of the world’ most prestigious universities. It is also important to highlight the constant preoccupation in our corporate culture for the safety of our teams and operations around the world, which is managed through a strict system of quality and occupational health and safety at every level of the organization. Audit In line with our commitment to transparency and diligence, we have subjected our internal control system to an independent valuation process, in accordance with PCAOB auditing principles. The Annual Report therefore includes five independently verified reports on the following areas: financial statements, SOX (Sarbanes Oxley) internal control system, Corporate Social Responsibility Report, Corporate Governance Report and the design and application of the company’s risk management system in accordance with the specifications of the ISO 31000 standard. Corporate social responsibility and sustainable development In a future defined by innovation and the challenges associated with sustainable development, Abengoa is committed to responsible management to reduce the negative impacts of its activities, contribute to developing the communities where we are present and building trusted partnerships with stakeholders. As a result of this commitment, in 2008 Abengoa designed a strategic corporate social responsibility plan and in 2013 we invested more than € 9.1 million in social actions through the Focus-Abengoa Foundation. During 2013 we have intensified our partnerships with suppliers to reduce their impact and improve operations across the whole value chain. Once again we have used the Corporate Social Responsibility Report, prepared in accordance with the principles of the Global Reporting Initiative (GRI) and the AA1000 sustainability assurance standard, to report on our social, environmental and financial performance during 2013, as well as the objectives, challenges and areas for improvements for the coming years. We offer and use the Corporate Social Responsibility e-mail address (rsc@abengoa.com), our website (www.abengoa.com), our Twitter and LinkedIn profiles and our corporate blog (blog.abengoa.com) for this purpose. 6.- Information on research and development (R&D) activities 6.1. Abengoa has continued to increase its efforts in R&D+i (research, development and innovation) throughout 2012 (despite the ongoing global technology crisis), in the belief that these efforts require continuity which should not be compromised by crises or economic cycles if it is to achieve results. Furthermore, the Group has strengthened its presence and in some cases its leadership, in various institutions and public and private forums which encourage cooperation between large technology companies, in which the short and long term future of the R&D+i activity is decided. 6.2. The established program for these types of activities has been largely achieved. Abengoa, thanks to those responsible for this strategy in each business area, has strived every day to innovate its technology as demanded by its activities, primarily focusing on the following objectives: – Continuously and closely following the technologies which could affect each area of the business. – Selection of a portfolio of technologies that will maximize the competitive advantages of the Group. – The assimilation and implementation of technology available through transfer agreements. – Selecting the optimum path for the development of technologies.

218 218 Consolidated management report Annual Report 2013 | ABENGOA 03 – Determining the marketing programs for the technology developed. – Support for innovation and technology from institutions/governments. During 2013, Abengoa made significant Research, Development and Innovation (R&D&i) investment efforts, investing a total of €426,358 thousand (€91,260 thousand in 2012) through the development of new technologies in different areas of business (solar technology, biotechnology, desalination, water treatment and reuse, hydrogen, energy storage and new renewable energies). 6.3. Last year, 2013, demonstrated Abengoa’s strategic commitment to technology as a vector for growth and a source of competitive advantage in its energy and environment sectors. In order to strengthen its R&D model, Abengoa Research (AR), the company that heads Abengoa’s technological development, has been structured into five scientific-technological areas aligned with the businesses in which the company applies its technology, consisting of biotechnology, bioenergy, waste; processes, water and hydrogen; and electrical systems and power electronics. Through these areas, Abengoa develops and strengthens the company’s existing and future technologies. The main development assets come from technologies that enable progress to be made in Abengoa’s strategic R&D areas; technologies for high-performance thermo-electric solar plants, bio-refineries, treating municipal solid waste for energy production, and water treatment plants. To increase its technological capacity, Abengoa has added two research laboratories to its existing assets. The Soland laboratory specializes in solar technology, while the Abengoa Research laboratory is equipped with experimental facilities and covers the majority of the company’s scientific areas. Furthermore, this year the Technology Surveillance and Patents Office, which was created in 2012 and manages all the intellectual property activities, has consolidated its position. To date, Abengoa has filed 261 patent applications, of which 106 have been granted, with the number of patent applications rising by more than 20% compared to 2012. In solar-thermal technology it is worth noting the start of construction of Khi Solar One, the world’s first commercial plant using tower technology and superheated steam, in South Africa. The 50 MW plant is expected to come into operation at the end of 2014. In the area of biofuels, Abengoa has continued to construct the commercial bio-refinery plant in Hugoton, which will come into operation in the second quarter of next year. The technology used in this plant has been developed and proven by Abengoa over the last ten years at the second generation (2G) demonstration plant in Salamanca, Spain. A waste to biofuels (W2B) demonstration plant has also been operated at the same complex, which is capable of obtaining second-generation biofuels from recovered municipal solid waste (MSW). In addition to this progress, Abengoa continues to develop various processes to obtain high value-added bio-products from biomass, such as a catalyst that has been patented that enables biobutanol to be produced from ethanol using a catalytic process. This technology offers an additional advantage since it can be applied at the company’s existing conventional biofuels facilities. Taking into account the investment in Khi Solar One, Hugoton and the waste to biofuels demonstration plant and the rest of our activities expensed or capitalized, total investment in R&D during the year has amounted to € 426,358 thousand (€91,260 thousand in 2012). Progress also continues in developing and optimizing various technologies related to desalination, treating drinking water and other water treatments and reuse, all based on improvements in the operating conditions of ultra-filtration membranes, which are fundamental for achieving high levels of water purity and quality 7.- Adquisition and disposal of treasury shares 7.1. Abengoa, S.A. and its subsidiaries have complied with all legal requirements regarding companies and treasury stock (see Note 8 of this report). 7.2. The parent company has not pledged its shares in any type of mercantile transaction or legal business, nor are any Abengoa, S.A. shares held by third parties which could act on its behalf or on behalf of group companies.

219 219 Consolidated management report Annual Report 2013 | ABENGOA 03 7.3. Finally, it should be noted that potential reciprocal shareholdings established with Group companies are temporary and comply with the requirements of the consolidated text of the Spanish Capital Companies Act. 7.4. As of December 31, 2013 treasury stock amounted to 40,009,307 shares (14,681,667 shares in 2012), which 5,382,896 are class A shares and 34,626,411 are class B shares. Regarding the operations carried out during the year, the number of treasury stock purchased amounted to 8,125,581 class A shares and 62,025,632 class B shares and treasury stock transferred amounted to 5,681,820 class A shares and 39,141,753 class B shares, with a net result of €-89,618 thousand recognized in equity (€-961 thousand in 2012). 8.- Corporate governance 8.1. Shareholding structure of the company Significant shareholdings The share capital of Abengoa, S.A. is represented by book entries, managed by Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S. A.) and totals 91,856,888.71 Euros represented by 825,562,690 shares fully subscribed and paid up, with two separate classes: – 84,445,719 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights (‘Class A Shares’). – 741,116,971 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which afford its holder economic rights identical to the economic rights of Class A shares(‘Class B Shares’ and, together with class A shares, ‘Shares with Voting Rights’). The shares will be represented by book entries and governed by the Stock Market Act and other applicable provisions. Abengoa’s Class A and B shares are officially listed for trading on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Exchange Interconnection System (Continuous Market). Class A shares have been listed since 29 November 1996 and Class B shares since 25 October 2012. The company files mandatory financial information on a quarterly and halfyearly basis. Abengoa’s Board of Directors, exercising the powers delegated to it by the resolution adopted by the Ordinary General Shareholders' Meeting held at second call on April 7, 2013, under point five of its agenda, agreed to carry out a capital increase by means of issuing and circulating new Class B shares in the company (hereafter, the “New Shares”) charged against monetary contributions (hereafter, the “Capital Increase”), in order to raise funds to reduce its debt and strengthen the Company’s balance sheet, thereby enhancing and optimizing its capital structure. The issue was carried out excluding the preferential subscription rights of the Company’s existing shareholders, so that the New Shares were exclusively subscribed by qualified investors, as well as by the general public in the USA. An application to admit the New Shares for trading on the Madrid and Barcelona stock exchanges was subsequently made; and approval for admission to trading on the NASDAQ Global Select Market (through “American Depositary Shares”, hereafter “ADSs” – represented by “American Depositary Receipts”) was obtained. The issue price (including the nominal value and the share premium) was set at one euro and eighty cents (€1.80) per new Class B share with the total issue valued at four hundred and fifty million euros (€450,000,000), meaning that a total of two hundred and fifty thousand (250,000,000) shares were issued in the Capital Increase. The underwriters of the Capital Increase subsequently exercised the greenshoe option granted by the Company. Specifically, they decided to exercise the greenshoe option for the maximum amount of shares subject to the option, meaning thirty-seven million five hundred thousand (37,500,000) Class B shares at the price set for the Capital Increase, in other words one euro and eighty cents (€1.80). Consequently, the Company will issue the new Class B shares required to settle the greenshoe option and will carry out the procedures to list them on the Madrid and Barcelona stock exchanges.

220 220 Consolidated management report Annual Report 2013 | ABENGOA 03 The Extraordinary General Shareholders' Meeting therefore approved a voluntary conversion right of Class A shares into Class B shares, which will end on 31 December 2017. As a result of the execution of the voluntary conversion right established in Article 8 of the bylaws, Abengoa carried out a capital reduction of six hundred and thirty thousand eight hundred and seventy nine euros and forty eight cents (€630,879.48) on 22 January 2013, by reducing the par value of six hundred and thirty seven thousand two hundred and fifty two (637,252) Class A shares from one (1) euro per share to one euro cent (€0.01) per share, by creating a restricted reserve in accordance with Article 335 c) of the Spanish Capital Companies Act (LSC). Since the capital is represented by book entry, there is no shareholder register other than the disclosures of significant shareholdings and the X-25 list. According to the latest information received, the situation is as follows: Shareholders Share % Inversión Corporativa IC, S.A. (*) 51,60 Finarpisa, S.A. (*) 6,19 (*) Inversión Corporativa Group. The number of registered shareholders according to the latest list provided by Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.) on December 23, 2013is 12,268 shareholders in class A shares and 16,944 shareholders in class B shares. With regards to shareholder agreements, Inversión Corporativa IC and Finarpisa, as shareholders of Abengoa, signed an agreement on 10 October 2011, within the framework of the investment agreement between Abengoa and First Reserve Corporation, effective from 7 November 2011, which governs the exercising of their respective rights to vote in Abengoa's general meetings in relation with the proposal, appointment, ratification, reelection or substitution of a director to represent First Reserve Corporation. Under the terms of this agreement, Inversión Corporativa I.C., S.A. and Finarpisa, S.A. jointly and severally agree to: (i) vote in favor of the following, through their respective shareholder directors on Abengoa’s Board of Directors: (a) to appoint as a member of the Board, the candidate proposed to be the investor's nominee pursuant to the cooptation procedure established under the Spanish Capital Companies Act; and (b) the proposal to recommend to Abengoa's shareholders the election of any replacement director as the investor’s nominee on the Board of Directors, at Abengoa's next general shareholders’ meeting; (ii) vote, at the corresponding general shareholders’ meeting of Abengoa, in favor of the appointment of the candidate proposed by the investor to be its nominee on the Board of Directors; and (iii) while the investor or any of its related companies owns Abengoa Class B shares or any other instrument that is convertible or exchangeable into Abengoa Class B shares issued in accordance with the investment agreement or any other document of the transaction, they may not propose nor request the Board of Directors to recommend to shareholders any modification to the company’s bylaws that adversely affects the equality of rights of Class B shares and Class A shares in relation to the distribution of dividends or similar distributions as established in bylaws. On 27 August 2012, Inversión Corporativa, I.C., S.A. and its subsidiary Finarpisa, S.A. modified the shareholder agreement with the Abengoa shareholder, First Reserve Corporation (which was subject to disclosure to the CNMV by means of the significant event filed on 9 November 2011). The modification consisted of the following: To the current obligation that, ‘while FRC or any of its related companies own Abengoa Class B shares or any other instrument that is convertible or exchangeable for Abengoa Class B shares issued in accordance with the investment agreement or any other document of the transaction, they may not propose nor request the Board of Directors to recommend to shareholders any modification to the company’s bylaws that adversely affects the equal rights of Class B and Class A shares in relation to the distribution of dividends or similar distributions as established in the bylaws’, it was added that, ‘If this proposal were to be presented by another shareholder, or by the Board of Directors, they will vote against it’.

221 221 Consolidated management report Annual Report 2013 | ABENGOA 03 On 27 August 2012, Abengoa, S.A. signed a shareholder agreement with its significant shareholder, Inversión Corporativa, I.C., S.A., through which the latter agreed to the following, directly or indirectly through its subsidiary Finarpisa S.A.: (i) To vote in favor of the resolutions relating to points 2, 3, 4, 5, 6 and 7 of the agenda of the General Shareholders' Meeting held on 30 September 2012, provided that it had previously verified that these resolutions were approved by the majority of Class A shareholders, excluding Inversión Corporativa; (ii) Not to exercise its voting rights, except up to a maximum of 55.93% in cases in which, as a result of the exercising of the conversion right of Class A shares into Class B shares that is expected to be included in the company’s bylaws, the total percentage of voting rights that it holds of the total voting rights of the company is increased; (iii) That the percentage represented at any given time by the number of shares with the right to vote that it owns (whether Class A or Class B shares) of the total shares of the company, will not at any time be less than one quarter of the percentage represented by the voting rights that these shares attribute to Inversión Corporativa, in relation to the total voting rights of the company (in other words, that its voting rights cannot exceed four times its financial rights); and that, should this occur, it shall dispose of sufficient Class A shares or shall convert them into Class B shares in order to maintain this ratio. In accordance with Article 19 and following articles of the company’s bylaws, there are no limits on the voting rights of shareholders in relation to the number of shares which they hold. The right to attend the shareholders’ meeting is limited however to those shareholders that hold 375 Class A or Class B shares. Meeting quorum: 25% of the share capital at first call. Any percentage at second call. These are the same percentages as the Capital Companies Act. In those cases stated in Article 194 of the Act (hereinafter the ‘LSC’), the quorum is as stated in the Act. Resolution quorum: by a simple majority vote by those present or represented at the meeting. In those cases stated in Article 194 of the LSC, the quorum is as stated in the Act. Shareholders’ rights: Shareholders have the right to information, in accordance with the applicable legislation; the right to receive the documentation related to the shareholders’ meeting, free of charge; the right to vote in proportion to their shareholding, with no maximum limit; the right to attend shareholders’ meetings if they hold a minimum of 375 shares; financial rights (to dividends, as and when paid, and their share of company’s reserves); the right to representation and delegation, grouping and the right to undertake legal actions attributable to shareholders. The Extraordinary General Shareholders' Meeting approved a series of amendments to the bylaws in order to ensure that the ‘rights of minority interests’ are not infringed by the existence of two different share classes with different par values in which the lower nominal value of the Class B shares would make it more difficult to achieve the percentages of share capital required to exercise some of the voting and other non-financial rights. The General Meeting therefore agreed to amend Abengoa’s bylaws as explained below in order to ensure that all these rights can be exercised based on the number of shares and not the amount of share capital. These rights, such as the right to call a general meeting or to request a shareholder derivative action, require a certain percentage of the share capital to be held in nominal terms (in these cases, 5%). Measures to promote shareholder participation: making the documentation related to the Shareholders’ Meeting available to shareholders free of charge, as well as publishing announcements of Shareholders’ Meetings on the company’s website. The option to grant a proxy vote or to vote on an absentee basis is possible by completing accredited attendance cards. In accordance with Article 539.2 of the Capital Companies Act, Abengoa has approved the Regulation on the Shareholders’ Electronic Forum in order to facilitate communication between shareholders regarding the calling and holding of each General Shareholders’ Meeting. Prior to each general meeting, shareholders may send: – Proposals that they intend to submit as supplementary points to the agenda published in the notice of the general meeting. – Requests to second these proposals. – Initiatives to achieve the required percentage to exercise a minority right. – Requests for voluntary representation.

222 222 Consolidated management report Annual Report 2013 | ABENGOA 03 The bylaws do not limit the maximum number of votes of an individual shareholder or include restrictions to make it more difficult to gain control of the company through the acquisition of shares. Proposals of resolutions to be submitted to the Shareholders’ Meeting are published along with notice of the meeting on the websites of the company and the CNMV. Points on the agenda that are significantly independent are voted upon separately by the Shareholders’ Meeting, so that voters may exercise their voting preferences separately especially when it concerns the appointment or ratification of directors or amendments to the bylaws. The company allows votes cast by shareholders’ appointed financial representatives that are acting on behalf of more than one shareholder, to be split, so that they may vote in accordance with the instructions of each individual shareholder whom they represent. There are currently no agreements in effect between the company and its directors, managers or employees that entitle them to severance pay or benefits if they resign or are wrongfully dismissed, or if the employment relationship comes to an end due to a public tender offer. Treasury stock At the Ordinary General Shareholders’ Meeting on April 7, 2013, it was agreed to authorize the Board of Directors to acquire the company’s treasury stock in the secondary market, directly or through subsidiaries or investee companies, up to the limit stipulated in the current provisions, at a price of between one euro cent (0.01 Euros) and twenty euros (20 Euros) per share, and with express authority to appoint any of its members, being able to do so during a period of 18 months as of the above date and subject to Article 144 and subsequent articles of the Capital Companies Act. The authorization granted to the Board of Directors for these purposes by the resolution adopted by the General Shareholders’ Meeting of April 1, 2012 is hereby expressly annulled. On 19 November 2007, the company entered into a liquidity agreement for Class A shares with Santander Investment Bolsa, S.V. On 8 January 2013, the company entered into a liquidity agreement for Class A shares with Santander Investment Bolsa, S.V., replacing the initial agreement, in compliance with the conditions established in CNMV Circular 3/2007 of 19 December. On 8 November 2012, the company entered into a liquidity agreement for Class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions established in CNMV Circular 3/2007 of 19 December. As of 31 December 2012, treasury stock totaled 14,681,667 shares, which represents 3.39% of the share capital of Abengoa, S.A. (2,913,435 shares in 2011), of which 2,939,135 are Class A shares and 11,742,532 are Class B shares. With regards to transactions carried out during the year, the amount of treasury stock purchased amounted to 8,201,391 Class A shares and 15,458,056 Class B shares, which represents 9.27% of the share capital of Abenoga, S.A. while treasury stock sold totaled 8,175,691 Class A shares and 3,715,524 Class B shares, equivalent to 4.66% of the share capital of Abengoa, S.A. with a net result of €961,000 recognized in equity of the parent company (decrease of €2,144,000 compared to 2011). All the purchases and sales of the company’s treasury stock were carried out under the aforementioned liquidity agreements. Details of the latest Shareholders’ Meetings Resolution One.- Examination and approval, if given, of the Annual Financial Statements and the Directors' Report corresponding to the 2012 fiscal year for the Company and its Consolidated Group, along with the management and remuneration of the Board of Directors during the aforementioned company fiscal year. Resolution Two.- Examination and approval, if given, of the Proposed Application of Results for the 2012 fiscal year. Resolution Three.- Ratification, appointment and re-election, as applicable, of directors (separate proposals). 1º To resolve the re-election as a director, proposed by the Appointments and Remunerations Committee, following expiration of the four-year mandate conferred by the General Shareholders' Meeting of 2009, and for a further period of four years, of Mr. José Luis Aya Abaurre.

223 223 Consolidated management report Annual Report 2013 | ABENGOA 03 2º To resolve the re-election as a director, proposed by the Appointments and Remunerations Committee, following expiration of the four-year mandate conferred by the General Shareholders' Meeting of 2009, and for a further period of four years, of Mr. José Joaquín Abaurre. 3º To resolve the re-election as a director, proposed by the Appointments and Remunerations Committee, following expiration of the four-year mandate conferred by the General Shareholders' Meeting of 2009, and for a further period of four years, of Mr. Francisco Javier Benjumea Llorente. 4º To resolve the re-election as a director, proposed by the Appointments and Remunerations Committee, following expiration of the four-year mandate conferred by the General Shareholders' Meeting of 2009, and for a further period of four years, of Mr. Felipe Benjumea Llorente. 5º Likewise, to resolve the re-election as independent director, proposed by the Appointments and Remunerations Committee, for a further period of four years, of Mr. José Borrell Fontelles. Resolution Four.- Special report on Company Director Remuneration Policy for presentation before the General Shareholders' Meeting on a consultative basis. Resolution Five.- Delegation of powers on the Board of Directors to increase the capital stock by issuing new shares of any of share classes A and/or B and/or C, pursuant to the terms of Article 297.1(b), within the limits laid down in the Act, with express empowerment to delegate exclusion of preferential subscription rights pursuant to the terms of Article 506 of the Capital Companies Act, revoking and rescinding the sum pending resulting from previous powers delegated by the General Meeting. Delegation of powers on the Board of Directors and each of its members to establish the conditions for the capital increase, to perform all actions required for execution thereof, to adapt the text of the corresponding articles of the Company Bylaws in accordance with the new figure of the capital stock and to execute any public and private instruments required for execution of the capital increase. Application before the competent national and foreign bodies for the new shares to be listed for trading on any securities market. Resolution Six.- Delegation of powers on the Board of Directors to issue debentures or other similar fixed or variable income securities, simple or guaranteed, convertible into shares or otherwise, with express delegation of the power to exclude preferential subscription rights pursuant to the terms of Article 511 of the Capital Companies Act, either directly or through Group Companies, in accordance with the regulations in force, rescinding the sum pending resulting from previous powers delegated by the General Meeting. Resolution Seven.- Delegation of powers on the Board Directors for the derivative acquisition of treasury stock either directly or through group companies, in accordance with the regulations in force, rescinding all previous authorizations granted for the same purpose by the General Meeting. Resolution Eight.- Delegation of powers on the Board of Directors for the interpretation, rectification, execution, formalization and registration of the resolutions passed. In relation to the votes of the aforementioned resolutions: - In the First resolution, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,720,707,995 votes in favor, 248,040 against and 408,628,451 abstaining. - In the Second resolution, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,720,614,357 votes in favor, 249,600 against and 408,720,529 abstaining. - In the Third resolution, paragraph 1, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,674,769,455 votes in favor, 40,209,620 against and 414,605,411abstaining. - In the Third resolution, paragraph 2, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,680,423,501 votes in favor, 40,085,878 against and 409,075,107 abstaining.

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- In the Third resolution, paragraph 3, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,639,229,349 votes in favor, 76,418,550 against and 413,936,587 abstaining.

- In the Third resolution, paragraph 4, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,580,031,726 votes in favor, 56,074,109 against and 493,478,651 abstaining.

- In the Third resolution, paragraph 5, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,719,782,218 votes in favor, 993,817 against and 408,808,451 abstaining.

- In the Fourth resolution, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,680,273,775 votes in favor, 40,682,260 against and 408,628,451 abstaining.

- In the Fifth resolution, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,633,664,057 votes in favor, 86,789,578 against and 409,130,851 abstaining.

- In the Sixth resolution, a total of 6,129,584,486 valid votes were cast, corresponding to 58,891,078 Class A shares and 240,476,686 Class B shares, which represent 68.477% of the share capital, with a total of 5,638,724,669 votes in favor, 76,798,647 against and 414,061,170 abstaining.

No directors are board members of other listed companies.

In accordance with the register of significant shareholdings that the company maintains, pursuant to the internal code of conduct in relation to the stock market, the percentage shareholdings of the directors in the capital of the company as at December 31, 2012 were as follows:

	No. of direct class A shares	No. of indirect class A shares	No. of direct class B shares	No. of indirect class B shares	% Total
Felipe Benjumea Llorente	-	-	414.170	4.300.905	0,0513
Aplicaciones Digitales S.L.	-	-	4.737.756	-	0,0516
Manuel Sánchez Ortega	-	-	913.167	-	0,0099
José Joaquín Abaurre Llorente	1.900	-	7.600	-	0,0022
José Luis Aya Abaurre	65.609	-	262.438	-	0,0743
Mª Teresa Benjumea Llorente	12.390	-	49.560	-	0,0140
Javier Benjumea Llorente	3.888	-	15.552	-	0,0044
José Borrell Fontelles	-	-	41.695	-	0,0005
Mercedes Gracia Díez	-	-	2.500	-	-
Ricardo Martínez Rico	-	-	2.565	-	-
Claudio Santiago Ponsa	200	-	800	-	0,0002
Ignacio Solís Guardiola	17.000	-	68.000	-	0,0192
Fernando Solís Martínez-Campos	50.832	34.440	203.328	137.760	0,0965
Carlos Sundheim Losada	-	-	247.118	-	0,0027
Alicia Velarde Valiente	400	-	1.600	-	0,0005

225 225 Consolidated management report Annual Report 2013 | ABENGOA 03 8.2. Company Management Structure The Board of Directors – Composition: number and identity Following changes to Article 39 the company’s bylaws, as agreed by the Ordinary Shareholders’ Meeting held on 15 April 2007, the maximum number of members of the Board of Directors has been set at fifteen, compared to nine established until that time. This modification reinforced the structure of the Board with a number of directors that allows a more diversified composition as well as facilitating the delegation and adoption of resolutions with minimal attendance, thereby ensuring a multiple and plural presence in the Board of Directors. Maximum number of Board Members 15 Minimum number of Board Members 3 In accordance with the recommendations established in the Unified Code of Good Governance of Listed Companies, the composition of the Board reflects the capital structure. This enables the Board to represent the highest possible percentage of the capital in a stable way and ensures protection of the general interests of the company and its shareholders. The Board is provided, moreover, with a degree of independence in accordance with the practices and professional needs of any company. Its current composition is the following: Abaurre Llorente José Joaquín Aya Abaurre José Luis Benjumea Llorente Felipe Benjumea Llorente Javier Benjumea Llorente María Teresa Borrell Fontelles José Gracia Díez Mercedes Martínez Rico Ricardo Sánchez Ortega Manuel Santiago Ponsa Claudio Solís Guardiola Ignacio Solís Martínez-Campos Fernando Sundheim Losada Carlos Terceiro Lomba José B. (en representación de Aplicaciones Digitales, S.L.) Velarde Valiente Alicia The total number of directors is considered to be appropriate to ensure the necessary representation and the effective functioning of the Board of Directors.

226 226 Consolidated management report Annual Report 2013 | ABENGOA 03 Notwithstanding the fact that independence is a condition that must be common to any director, irrespective of the director’s origin or appointment, based on the reliability, integrity and professionalism of his or her role, in accordance with the guidelines included under Law 26/2003, in Ministerial Order 3722/2003 and in the Unified Code of Good Governance of Listed Companies, the classification of current directors is as follows: Felipe Benjumea Llorente - Executive President José B. Terceiro (en representación de Aplicaciones Digitales S.L.) - Executive (Vice-President) - Member of the Appointments and Remuneration Committee Manuel Sánchez Ortega - Executive. Chief Executive Officer José Joaquín Abaurre Llorente - External, weekly assistant - Member of Audit Committee José Luis Aya Abaurre - External, weekly assistant - Member of the Appointments and Remuneration Committee Javier Benjumea Llorente - Executive Mª Teresa Benjumea Llorente - External, weekly assistant José Borrell Fontelles - Independent - Chairman and member of the Appointments and Remuneration Committee - Member of the Audit Committee Mercedes Gracia Díez - Independent - Chairman and member of the Audit Committee - Member of the Appointments and Remuneration Committee Claudi Santiago Ponsa - External, weekly assistant Ignacio Solís Guardiola - External, weekly assistant Fernando Solís Martínez-Campos - External, weekly assistant Carlos Sundheim Losada - External, weekly assistant Ricardo Martínez Rico - Independent - Member of the Audit Committee Alicia Velarde Valiente - Independent - Member of the Appointments and Remuneration Committee - Member of the Audit Committee As may be seen in the table above, the Board is made up of a majority of external, non-executive directors. – Organizational and functional rules The Board of Directors is governed by the Regulations of the Board, the company’s bylaws and by the Internal Code of Conduct on Stock Exchange Matters. The Regulations of the Board were initially approved by the Board at a meeting on 18 January 1998, clearly in anticipation of the current rules of good governance and efficient internal control. The most recent update of note took place December 16, 2013.

227 227 Consolidated management report Annual Report 2013 | ABENGOA 03 . Structure: The Board of Directors is currently made up of 15 members. The Regulations of the Board cover the composition of the Board, the functions and its internal organization; additionally, there is the Internal Code of Conduct on Stock Exchange Matters, the scope of which covers the Board of Directors, senior management and all those employees who, due to their skills or roles, are also impacted by its content. The Regulations of the Functioning of Shareholders’ Meetings cover the formal aspects and other aspects of Shareholders’ Meetings. Finally, the Board is supported by the Audit Committee and the Appointments and Remuneration Committee, which in turn are subject to their own respective internal regulations. All these regulations, included within the revised Internal Regulations on Corporate Governance are available on the company’s website, www.abengoa.es/com. Since its inception, the Appointments and Remuneration Committee has been analyzing the structure of the company’s governing bodies and has worked to align such bodies with regulations in force regarding governance, focusing in particular on the historical and current configuration of such ruling bodies within Abengoa. Consequently, in February 2007 the committee recommended the creation of a Coordination Director, as well as the dissolution of the Advisory Committee to the Board of Directors. The first recommendation was to align the company with the latest corporate governance recommendations in Spain in 2006; the second recommendation reflected that the advisory board had completed the role for which it was established in the first place, and that its coexistence with the remaining company bodies could create a potential conflict of roles. Both proposals were approved by the Board of Directors in February 2007 as well as by the shareholders at the Ordinary General Meeting on 15 April of the same year. Finally, in October 2007 the Committee proposed to the Board to accept the resignation of Mr. Javier Benjumea Llorente as Vice-chairman, along with the revoking of any powers which had been granted in those entities or companies in which he held a position of responsibility, and the naming of a new representative of Abengoa and the Focus-Abengoa Foundation. On the basis of the foregoing, the committee decided that it would be opportune to repeat the study on numbers and conditions of the Vice-chairman to the Board of Directors within the current structure of the company’s governing bodies. As a result, the Committee considered it necessary that the Vice-chairman of Abengoa hold the powers as per the Spanish Public Limited Companies Act so that, on the one hand, he or she is granted full representation of the company and to counter-balance the functions of the chairman of the board. On this basis it was considered that the Coordination Director – in accordance with the responsibilities as assigned to the role by the Board of Directors (February 2007) and at the Shareholders’ Meeting (April 2007) – was ideal for the role, in addressing the corporate governance recommendations and the structure of the company, as well as the composition and diversity of the directors. The Coordination Director already has the duty to take into account the concerns and goals of the board members and, to achieve this, has the power to call Board meetings and to add items to the agenda. As this role was more in substance than in title, considering the interests of the directors, and conveyed a certain representation of the Board, it was considered appropriate to expand and recognize this representation making it institutional and organic. For the reasons mentioned, the Committee deemed it appropriate to propose Aplicaciones Digitales, S.L. (Aplidig, represented by Mr. José B. Terceiro Lomba), the current Coordination Director, as the new Vice-Chairman of the Board. Additionally, within the representative duties, it was proposed that the Vice-chairman, in conjunction with the chairman, would represent Abengoa as chairman of the Focus-Abengoa Foundation, as well as for other foundations and institutions in which the company is or should be represented. In light of the above, on 10 December 2007 the Board of Directors approved the appointment of Aplicaciones Digitales, S. L. (represented by Mr. José B. Terceiro Lomba), the current Coordination Director, as the new Vice- Chairman of the Board, with the unanimous agreement of the independent directors regarding the retention of his role as Coordination Director despite being promoted to an executive board member role. Additionally, within the representative duties, on 23 July 2007 the Board approved that the Vice-chairman, in conjunction with the Chairman, would also represent Abengoa as Chairman of the Focus-Abengoa Foundation Board, as well as for other foundations and institutions in which the company is or should be represented.

228 228 Consolidated management report Annual Report 2013 | ABENGOA 03 The Chairman of the Board, as the leading executive of the company is granted full powers excluding those which by law cannot be assigned by the Board of Directors, notwithstanding the powers and competences of the Board itself. With regards to the Vice-chairman, also an executive role, he or she is granted the same powers as above. At the proposal of the meeting of the Appointments and Remuneration Committee of 25 October 2010, and due to the resignation as a director of Mr Miguel Martín Fernández due to other professional commitments, the Committee agreed to appoint Mr Manuel Sánchez Ortega as CEO for a period of four years, by co-optation. Mr Manuel Sánchez Ortega shares the executive functions of the company with Mr Felipe Benjumea Llorente. . Functions: The role of the Board of Directors is to undertake the necessary actions so as to achieve the corporate objectives of the company. It is empowered to determine the financial goals of the company, agree upon the strategies necessary as proposed by senior management so as to achieve such goals, assure the future viability of the company and its competitiveness, as well as adequate leadership and management, supervising the development of the company’s business. . Appointments: The Shareholders’ Meeting, or when applicable the Board of Directors, within the established rules and regulations, is the competent body for appointing members of the Board. Only those people that fulil the legally established requirements may be appointed, as well as being trustworthy and holding the knowledge, prestige and sufficient professional references to undertake the functions of director. Directors are appointed for a maximum of 4 years, although they may be re-elected. . Dismissals: Directors will be removed from their position at the end of their tenure or under any other circumstances in accordance with the appropriate laws. Furthermore, they should relinquish their role as directors in the event of any incompatibility, prohibition, serious sanctions or failure to fulfill their obligations as directors. . Meetings: In accordance with Article 42 of the company bylaws, the Board of Directors will meet as deemed necessary given the demands of the company or, as a minimum requirement, three times annually, with the first meeting during the first quarter of the year. During 2013, the Board met a total of 16 times, of which five meetings took place via a meeting by circular resolution, in addition to one meeting between the Board of Directors and senior management. . Duties of the Directors: The function of the director is to participate in the direction and control of management of the company for the purposes of and with the aim of maximizing its value for shareholders. Each director operates with the diligence and care of a loyal and dedicated professional, guided by the company’s interests, as a representative with complete independence to defend and protect the interests of the shareholders. By virtue of their appointment, the directors are required to: – Prepare and be sufficiently and properly informed for each meeting. – Actively assist and participate in meetings and decisions. – Avoid conflicts of interest and, in the event that they arise, to report such conflicts to the company through the Board of Directors’ Secretary. – Not to undertake duties for competing entities.

229 229 Consolidated management report Annual Report 2013 | ABENGOA 03 – Not to use company information for personal purposes. – Not to use the company’s business opportunities for their own interest. – Maintain full confidentiality regarding information received within their role as Director of the company. – Abstain from voting on proposals that may have an effect on them. . The Chairman: The Chairman, in addition to the company bylaws and legal requirements, is the senior-most executive of the company, and as such is effectively responsible for the management of the company, always in accordance with the criteria and decisions of the Board of Directors and the General Shareholders’ Meeting. The Chairman is responsible for implementing the decisions made by the company’s management bodies, through application of the powers as permanently granted to him by the Board of Directors, which he represents in all aspects. The Chairman also casts the deciding vote in the Board of Directors. The Chairman is also the Chief Executive Officer. The following measures are in place to prevent an accumulation of power. Under Article 44 bis of the company bylaws, on 2 December 2002 and 24 February 2003 the Board of Directors agreed to appoint the Audit Committee and the Appointments and Remuneration Committee. These committees have the powers, which may not be delegated, as per the Law, the company bylaws and internal regulations, acting as regulatory body and supervisory body associate with the matters over which they chair. Both are chaired by a non-executive independent director and are comprised of a majority of non-executive directors. . The Secretary: The Secretary to the Board of Directors undertakes those responsibilities as required by law. Currently the role of Secretary and that of Legal Counsel to the Board is undertaken by the same person, being responsible for the correct calling of meetings and that resolutions are properly implemented by the Board. In particular, he will advise the Board as to the legality of proposed deliberations and decisions and upon compliance with the company’s internal corporate governance regulations, making him responsible as guarantor of the legality, both in law and in substance, of the actions of the Board. The Secretary, as a specialized role, guarantees the legality in law and in substance of the actions of the Board, with the full support of the board to perform their duties with independent judgment and substance. He or she is also responsible for safeguarding the internal rules of corporate governance. . Resolutions: Decisions are made by a simple majority of those directors present at the meeting (present of represented) in each meeting, with the exception of legal matters as previously set out. – Remuneration and other benefits . Remuneration: Directors are remunerated as established in article 39 of the Bylaws. The remuneration of Directors is made up of a fixed amount as agreed upon at the General Shareholders’ Meeting, and is not necessarily equal for all directors. Additionally, they may participate in profit sharing programs, for a percentage between 5% and 10% (maximum) of the net income of the Company after the declaration of the dividends for the year. Travel expenses related to work undertaken by the board are reimbursed to Directors. Salary (both fixed and variable) and allowances paid to the members of the Board of Abengoa S.A. in 2013 were € 15,421 thousand (€13,887 thousand in 2012).

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Detail of individual remuneration and benefits in 2013 paid to the Board of Directors (in thousands of Euros):

Name	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2013
Felipe Benjumea Llorente	1,086	-	93	3,304	-	-	1	4,484
Aplidig, S.L. (1)	-	202	93	2,804	-	-	-	3,099
Manuel Sánchez Ortega	1,086	-	93	3,304	-	-	1	4,484
Javier Benjumea Llorente	263	-	78	1,183	200	38	108	1,870
José Borrell Fontelles	-	-	176	-	124	-	-	300
Mercedes Gracia Díez	-	-	160	-	40	-	-	200
Ricardo Martínez Rico	-	-	121	-	15	-	-	136
Alicia Velarde Valiente	-	-	110	-	40	-	-	150
José Joaquín Abaurre Llorente	-	-	110	-	40	-	-	150
José Luis Aya Abaurre	-	-	110	-	40	-	-	150
María Teresa Benjumea Llorente	-	-	78	-	-	24	-	102
Claudio Santiago Ponsa	-	-	62	-	-	-	-	62
Ignacio Solís Guardiola	-	-	78	-	-	-	-	78
Fernando Solís Martínez-Campos	-	-	78	-	-	-	-	78
Carlos Sundhein Losada	-	-	78	-	-	-	-	78
Total	**2,435**	**202**	**1,518**	**10,595**	**499**	**62**	**110**	**15,421**

Note (1): Represented by Mr. José B. Terceiro Lomba

Additionally, in 2013 overall remuneration for key management of the company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €14,656 thousand (€13,574 thousand in 2012).

For more information on the Corporate Governance Report, the appendix of this Management Report contains the complete version which has been subjected to independent verification by our auditors who have issued opinion of reasonable assurance based on the ISAE 3000 standard 'Assurance Engagements other than Audits or Reviews of Historical Financial Information' issued by the International Auditing and Assurance Standard Board (IAASB) of the International Federation of Accountants (IFAC).

9.- Appointments and Remuneration Committee

The Appointments and Remuneration Committee was created by Abengoa SA's Board of Directors on 24 February 2003 pursuant to Article 28 of the Regulations of the Board of Directors, with the aim of incorporating the recommendations on the Appointments and Remunerations Committee in Law 44/2002 on the Reform of the Financial System. The Board of Directors also approved its internal regulations.

231 231 Consolidated management report Annual Report 2013 | ABENGOA 03 Composition The current composition of the Committee is as follows: - José Borrell Fontelles Chairman Non-executive independent Board Member - Mercedes Gracia Diez Member. Non-executive independent Board Member - Aplicaciones Digitales, S. L. (Representado por D. José B. Terceiro Lomba) Member. Executive Board Member - José Luis Aya Abaurre Member. Non-executive Nominee Board Member - Alicia Velarde Valiente Member. Non-executive independent Board Member - José Marcos Romero Non-Board Member Secretary The Appointments and Remunerations Committee is consequently comprised of one executive and four non-executive board members, in compliance with the requirements set forth in the Law on the Reform of the Financial System. Likewise, in accordance with the provisions of Article 2 of its Internal Regulations, the post of Committee Chairman is compulsorily held by a non-executive board member. Duties and roles The following are the duties and competencies of the Appointments and Remuneration Committee: 1. Inform the Board of Directors about appointments, re-elections, dismissals and remuneration of the Board and its posts, as well as about the general policy on remuneration and incentives for directors and senior management. 2. Inform the Board of Directors in advance on all proposals it may submit to the General Shareholders’ Meeting for the appointment or dismissal of board members, even in cases of co-optation by the Board of Directors itself; annually checking to ensure compliance with the conditions that led to the appointment of a board member and the nature or type thereof. This information shall be included in the Annual Report. When filling new vacancies, the Appointments and Remuneration Committee will ensure that the selection procedure contains no implicit bias that may hinder the selection of female Board members and also that women who meet the required profile are included as potential candidates. 3. Prepare an annual report on the activities of the Appointments and Remuneration Committee, to be included in the management report. Sessions and convening To execute the duties listed above, the Appointments and Remuneration Committee shall meet as many times as necessary and at least once every six months. It shall also meet on the behest of the Chairman. Lastly, a meeting shall be deemed valid if all its members are present and they decide to hold a session. The Committee held four meetings during 2013; the most relevant among the issues dealt with on the agenda were the proposals of appointments and renewals of the Board of Directors, as well as the verification that the conditions that were the basis for the appointment of the board members and the nature or type thereof continued to be upheld. Quorum The Committee is considered validly constituted if the majority of its members are present. Only non-executive board members may act as representatives. Decisions taken shall be deemed valid if favorably voted by the majority of the committee members, present or represented. In the event of a tie the Chairman shall have the casting vote. The company’s head of remuneration shall act as secretary in the Committee meetings.

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Committee analysis and proposals

- Follow-up and progress of remuneration of the members of the Board of Directors and the company's senior management.
- Remuneration proposals for members of the Board of Directors and the company's senior management.
- Preparation of the relevant information to be included in the financial statements.
- Propose to the Board of Directors the appointment of Mr Ricardo Hausmann as a director, to be submitted to the next General Shareholders' Meeting.
- Proposal to the Board of Directors for the re-election of Mr. Felipe Benjumea Llorente, Mr. Javier Benjumea Llorente, José Joaquín Abaurre Llorente, Mr. José Luis Aya Abaurre and Mr. José Borrel Fontelles as a board member because previous mandates had expired.
- Propose to the Board of Directors the appointment of Mr José Borrell Fontelles as a member of the Audit Committee, following the resignation submitted by Aplidig, S.L. (represented by Mr José B. Terceiro Lomba).
- Proposal to the Board of Directors for the approval of the annual report on the Remuneration of Board Members (Remuneration Annual Report).
- Report on the verification that the conditions that were the basis for the appointment of board members and their nature and type continue to be upheld.
- Reports on comparative salaries and market research by independent experts

10.- Other relevant information

10.1. Stock exchange information

According to the figures supplied to the company by Bolsas y Mercados Españoles, 117,689,141shares A and 1,058,550,337 shares B were traded in 2013, equivalent to an average daily volume of 461,526 and 4,151,177 for A and B shares, respectively; and an average traded cash value of €1.1 million and €7.8 million per day, respectively.

	A Shares		B Shares	
Share evolution	Total	Daily	Total	Daily
Volume (thousands of shares)	117,689	462	1,058,550	4,151
Volume (M€)	273	1	1,998	8

Quotes		Data		Data
Last	2.30	December 31	2.24	December 31
Maximun	2.78	October 11	2.69	January 8
Average	2.26		1.86	
Minimun	1.57	July 8	1.25	July 8

The final listed prices of Abengoa's shares in 2013 was €2.305 (A-shares), which is a 4% decrease on the closing price for the previous year, and €2.244 (B-shares), a 4% decrease on the closing price for the previous year.

233 233 Consolidated management report Annual Report 2013 | ABENGOA 03 As a historical reference, since Abengoa’s Initial Public Offering on November 29, 1996, the company’s value has increased by 590% which is more than 6.9 times the initial price. During this same period, the select IBEX-35 has increased by 110%. 10.2. Dividend policy The dividend policy of Abengoa with respect to ordinary shares (Class A) and Class B shares and Class C (values under bylaws issued but not today) is subject to investment requirements and capital expenditures, possible future acquisitions, expected future results of operations, cash flows, debt limits and other factors. Under the terms of the debt instruments, the Company is subject to certain restrictions on the distribution of dividends. The existing dividend protection clause in the convertible bonds allows for dividends that will be declared in the following years until the year 2017, increase the dividend per share for each year 0.002 euros per share with respect to the previous year without affecting the conversion price of those bonds. Non-convertible bonds restrict the payment of dividends in excess of the sum of (i) 50% of consolidated net income for the year plus (ii) the amount of payments received by taxable capital increases through ordinary shares. The usual exceptions (such as buyback, repurchase managers under incentive plans, make dividend payments with the proceeds from a sale, etc.) and a maximum distribution of 20 million per year for Allowed distributions out of (i) and (ii). The distribution of dividends made in the years 2013, 2012 and 2011 represent a payout ratio of 70.0%, 10.1% and 8.7% respectively over the previous year's result, which represented a payment of 39, 38 and 18 million respectively. On April 9, 2013 to pay for the outcome of 2012 dividend, corresponding to 0.072 euros per share on the number of shares (Class A and B) then issued (538,062,690) for a total of 38,740,513 euros representing a payout ratio of 70.0% on the profit for the year 2012. Additionally a cash amount equivalent to the dividends on the warrants issued on the B shares (20,100,620), corresponding to 1,447,244 euros.

234 234 Consolidated management report Annual Report 2013 | ABENGOA 03 On April 11, 2012 the first payment of the corresponding dividend for the year 2011, corresponding to 0.15 euros per share and the second additional payment of EUR 0.20 per share was made on July 4, 2012 was performed, payment was made to the number of shares (Class A and B) then issued (107,612,538) totaling 37,664,388 euros and represents a payout ratio of 10.1% on the outcome of 2011. Additionally a cash amount equivalent to the dividends on the warrants issued on the B shares (4,020,124), corresponding to 1,407,043 euros. In July 2011, Abengoa paid 18 million euros in dividends for the year 2010 (equivalent to 0.20 per Class A common share based on the number of shares issued then). On April 10, 2011, the Ordinary Shareholders General Meeting resolved to increase capital by increasing the nominal value of Class A shares out of reserves, so that the Class A shares only outstanding at the date of adoption of this agreement, increased from 0.25 euros par value 1 par value per share. The Class B shares carry the same economic rights as the Class A common shares Issuance of Class B shares do not carry any additional restriction on payment of dividends. Meanwhile, according to the bylaws, each Class C shall entitle its holder to receive a minimum annual preferred dividend for ordinary distributable profits for concerned action to be completed class C exists, equal to a euro cent (€ 0.01) per share of the additional C class to the ordinary dividend. At the date of presentation of the consolidated financial statements have not been issued shares of class C although the possibility of issue is provided in statutes. Abengoa's shareholders have not received any remuneration other than those referred to here 10.3. Management of credit quality Credit ratings affect the cost and other terms upon which we are able to obtain financing (or refinancing). Rating agencies regularly evaluate us and their ratings of our default rate and existing capital markets debt are based on a number of factors. On April 02, 2013, Standard & Poor’s (‘‘S&P’’) Rating Services downgraded our corporate family rating and probability of default rating from ‘‘B+’’ to ‘‘B’’ with a negative outlook and on November, 04 they reaffirmed the rating of the corporate family and of our high-yield notes. On March 27, 2013 Moody’s Investors Service, Inc. (‘Moody´s) downgraded our corporate family rating and probability of default rating from ‘‘B1’’ with a negative outlook to ‘B2’ with a stable outlook. In addition, Fitch Ratings, Inc. (‘Fitch’) has maintained stable the rating ‘B+’ with a stable outlook during 2013, reaffirming it on October 24, 2013. 10.4. Furher information To correctly measure and value the business and the results obtained by Abengoa, it is necessary to draw out the business trends from the consolidated figures. In addition to the accounting information, as provided within the financial accounts and within this management report, Abengoa also publishes an ‘Annual Report’ which sets out the key events of 2013. This report is available in Spanish, English and French. The Annual Report, which is published prior to the Shareholders’ Meeting at which the financial statements of 2013 will be approved, includes not only the consolidated accounts of Abengoa, as well as the strategic objectives of the business and the key events of the three Business Units into which Abengoa is structured as of 31 December 2013. The annual report is available on the company’s website at www.abengoa.com. The requirement to provide the market with information which is useful, truthful, complete, comparable and up-to-date would not be of such value to the user if the means of communicating such information were insufficient, as it would result in such information not being as effective, timely and useful. As such, the Aldama Report, the Financial System Reform Law and the Transparency Law recommend and enforce, in the light of recent technologies, the use of a website by listed companies as an information tool (including historical, qualitative and quantitative data on the company) and a means of disseminating information (on a timely or real-time basis, making such information available to investors).

235 235 Consolidated management report Annual Report 2013 | ABENGOA 03 Abengoa has a website, which was recently renewed and updated, that features far-reaching and comprehensive content, including information and documentation made available to the public and, in particular to shareholders. This website offers periodic information (quarterly and half-yearly) as well as other relevant information and facts upon which it is mandatory that Abengoa report to the CNMV to comply with the rules of the stock exchange. Through this website, it is also possible to request a copy of the Annual Report. 11.- Events after the end of the year After the end of the year 2013 and following the so-called “regulatory reform of the electric sector”, the Ministry of Industry, Energy and Tourism submitted to the National Competition and Markets Commission a proposal of Ministerial Order establishing a set of compensation parameters regarding energy-generation facilities from renewable sources, cogeneration and waste. Among other parameters, there are those related to benchmarks of investment and operation of thermosolar facilities (both solar power tower and parabolic-cylinder technology), photovoltaic and cogeneration plants of the Group. This new regulatory development, since it represents an additional evidence regarding some conditions that existed prior to the closing date of the financial year and, in particular, allows us to estimate future cash flows from the abovementioned facilities , has been taken into account when preparing these Financial Statements. Since December 31, 2013, apart from what is detailed above, no other events have occurred that might significantly influence the information reflected in the Consolidated Financial Statements, nor has there been any event of significance to the Group as a whole.

03.1 Annual corporate governance report

Annual Report 2013 / ABENGOA 248 Annual corporate governance report 03 A. Ownership Structure A.1 Complete the following table on the company’s stock capital: Date of Last Modification Stock capital (€) Number of shares Number of voting rights 10-29-2013 91,856,888.71 825,562,690 9,185,688,871 Indicate whether different types of shares exist with different rights associated: Yes. Class Number of shares Nominal unit Unit number of voting rights Different rights A 84,445,719 1 100 Without different rights B 741,116,971 0.01 1 See the Other Information of Interest section at the end of the report A.2 List the direct and indirect holders of significant ownership interests in the company at the end of the financial year, excluding board members Personal or Corporate Name of shareholder Number of direct voting rights Direct owner of shares Number of voting rights % of total voting rights Inversión Corporativa, I.C, S.A. 4,739,411,192 Finarpisa, S.A. 568,379,032 51.60 % Finarpisa, S.A. 568,379,032 - - 6.19 % Indicate the most significant movements in the shareholding structure of the company during the year: Not applicable.

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A.3 Complete the following tables on company board members that hold voting rights through company shares:

Personal or Corporate Name of Board member	Number of direct voting rights	Indirect voting rights		% of total voting rights
		Direct owner of shares	Number of voting rights	
Felipe Benjumea Llorente	414,170	Ardachon, S.L.	4,300,905	0.0513
Aplicaciones Digitales S.L.	4,737,756		-	0.0516
Manuel Sánchez Ortega	913,167		-	0.0099
José Joaquín Abaurre Llorente	197,600		-	0.0022
José Luis Aya Abaurre	6,823,338		-	0.0743
Mª Teresa Benjumea Llorente	1,288,560		-	0.0140
Javier Benjumea Llorente	404,352		-	0.0044
José Borrell Fontelles	41,695		-	0.0005
Mercedes Gracia Díez	2,500		-	0.0000
Ricardo Martínez Rico	2,565		-	0.0000
Claudio Santiago Ponsa	20,800		-	0.0002
Ignacio Solís Guardiola	1,768,000		-	0.0192
Fernando Solís Martínez-Campos	5,286,528	Dehesa del Mesto, S.A.	3,581,760	0.0965
Carlos Sundheim Losada	247,118		-	0.0027
Alicia Velarde Valiente	41,600		-	0.0005

% total of voting rights held by board of directors 0.3274

Complete the following tables on members of the company's Board of Directors that hold rights over company shares:

Not applicable.

A.4 Indicate, as the case may be, any family, business, contractual or corporate relationship between owners of significant shares, insofar as it is known to the company, unless if such bears little relevance to or arises from the ordinary trading or course of business:

Personal or Corporate Name of related	Type of relationship	Brief description
Inversión Corporativa, I.C, S.A. Finarpisa, S.A.	Societal	Inversión Corporativa, I.C, S.A holds 100 % shares in Finarpisa, S.A.

A.5 Indicate, as the case may be, any commercial, contractual or corporate relationship between owners of significant shares on the one hand, and the company and/or its group on the other, unless such bears little relevance to or arises from the ordinary trading or course of business:

Not applicable

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A.6 Indicate whether the company was informed of any shareholders' agreements affecting the company in accordance with Article 530 and 531 of the Spanish Corporations Act. If so, provide a brief description and list the shareholders bound by such agreement:

Yes.

Participants of the shareholder agreement	% of stock capital affected	Brief description of agreement
Finarpisa, S.A. Inversión Corporativa, I.C., S.A.	57.79 %	On November 9, 2011, Inversión Corporativa IC SA and Finarpisa SA signed an agreement to regulate the exercise of their respective voting rights in the general meetings of Abengoa in relation to the proposal, appointment, ratification, re-election or replacement of a board member to represent First Reserve Corporation. By virtue of said agreement, Inversión Corporativa IC SA and Finarpisa SA jointly agreed to vote for: (i) the appointment of the candidate proposed to said board to serve as board member designated by investor based on the co-optation procedure; and (b) the proposal to recommend, during the next general meeting, that the shareholders of Abengoa to appoint, if need be, a replacement for the board member designated by investor on the Board of Directors. (ii) to vote in the corresponding general meeting of shareholders of Abengoa for the appointment of the candidate proposed by the Investor. (iii) FRC or any of its subsidiaries holding Abengoa class B shares or any other instrument convertible in, or exchangeable for, Abengoa Class B shares may not propose or ask the Board of Directors to recommend that the shareholders make any kind of changes to the Company Bylaws which may adversely affect the equality rights of Class B shares and Class A shares such as envisaged in the Bylaws
Finarpisa, S.A. Inversión Corporativa, I.C., S.A.	57.79 %	On August 27, 2012, Inversión Corporativa IC SA and its subsidiary, Finarpisa SA, amended the shareholders' agreement with the Abengoa shareholder, First Reserve Corporation. The amendment was that FRC or any of its subsidiaries holding Abengoa class B shares or any other instrument convertible in, or exchangeable for, Abengoa Class B shares, issued in accordance with the Investment Agreement stipulations or with any other transaction document, may not propose or ask the Board of Directors to recommend that the shareholders make any kind of changes to the Company Bylaws which may adversely affect the equality rights of Class B shares and Class A shares as regards the distribution of dividends or analogous such as envisaged in the Bylaws, and that they shall vote against such a proposal if submitted by any other shareholder or by the board of directors".
Abengoa, S.A. Inversión Corporativa, I.C., S.A.	57.79 %	On August 27, 2012, Abengoa S.A. entered a shareholders' agreement with its top shareholder, Inversión Corporativa, I.C., S.A by virtue of which the latter directly or indirectly warrants and undertakes the following through its subsidiary, Finarpisa S.A.: (i) To vote in favour of the agreements regarding points 2nd, 3rd, 4th, 5th, 6th and 7th on the Agenda of the Shareholders' General Meeting held on September 30, 2012, as long as it is first verified that the aforementioned agreements are approved by the majority of the shareholders of another class other than those of Inversión Corporativa; (ii) not to exercise its voting rights except up to a maximum of 55.93% in cases in which, as a result of the exercise of the rights of conversion of Class A shares into Class B shares expected to be included in the Corporate Bylaws, the total percentage of the voting rights it holds are seen increased over the company's entire voting rights; (iii) that the percentage of the number of shares with voting rights held at all times (whether such shares are Class A or Class B) over the company's total number of shares not be at any time lower than one fourth of the percentage of the voting rights that said shares may allocate to Inversión Corporativa in relation to the company's total number of voting rights; and that, should such be the case, Class A share should be transferred or converted into Class B, in the amount deemed necessary to sustain such proportion.

Specifically state any amendments to, or terminations of such accords or concerted actions during the year:

No.

Annual Report 2013 / ABENGOA 251 Annual corporate governance report 03 A.7 Indicate whether any individual or corporate body currently exercises, or could exercise control over the company pursuant to Article 4 of the Spanish Securities Market Act. If so, please identify: Yes. Personal or Corporate Name. Inversión Corporativa, I.C, S.A. Comments Inversión Corporativa, I.C, S.A. is the direct holder of 51.60 % of the stock capital of Abengoa, S.A. and an indirect holder of 6.19 % through its subsidiary, Finarpisa S.A. Inversión Corporativa, I.C, S.A. is bona fide owner of the 100 % shares of Finarpisa S.A. A.8 Complete the following tables on the company’s treasury stock: At year end: Number of direct shares Number of indirect shares (*) % Total of Capital Stock 40,009,307 0 6.24% (*) Held through: Name or corporate name of indirect holder of shares Number of direct shares Total - Provide details of any significant changes during the year, in accordance with Royal Decree 1362/2007. Communication Date Total nº of direct shares acquired Total nº of indirect shares acquired % Total of Capital Stock 12-31-2013 70,151,213 0 9.52% A.9 Provide details of the conditions set forth and the current periods given by the shareholders for the Board of Directors to issue, repurchase or transfer treasury stock. The Ordinary General Meeting of Shareholders held on April 7 2013 authorized the Board of Directors to buy back the Company’s shares either directly or through its subsidiary or investee companies up to the maximum permitted by current laws at a rate set between one hundredth part of a Euro (€ 0.01) as a minimum and twenty Euros (€ 20) as maximum, with the specific power of substitution in any of its members. Said power shall remain in force for eighteen (18) months from this very date, subject to Article 144 and following of the Corporations Act. For that purpose, the authorization conferred upon the Board of Directors for the same purposes, by virtue of the decision taken at the Ordinary General Meeting of Shareholders held on April 1, 2012, was specifically revoked.

Annual Report 2013 / ABENGOA 252 Annual corporate governance report 03 On November 19 2007, the company signed a Liquidity Agreement for Class A shares with Santander Investment Bolsa, S.V. In substitution of said Liquidity Agreement, on January 8 2013, the company signed another Liquidity Agreement for class A shares, pursuant to the conditions set forth in Circular 3/2007, of 19th December, of the CNMV. On November 8 2012, the company signed a Liquidity Agreement for Class B shares, with Santander Investment Bolsa, S.V., pursuant to the conditions set forth in Circular 3/2007, of 19th December, of the CNMV. On December 31, 2013, the balance of treasury stock amounted to 40,009,307 In relation to transactions performed over the year, the number of treasury shares acquired stood at 70,151,213 while treasury shares disposed of amounted to 44,823,573. The net operating result amounted to 25,327,640 shares. A.10. Indicate whether there are any restrictions on the transferability of stocks and/or any restrictions on the voting rights. In particular, state whether there are any kinds of restrictions that could impede the complete takeover of the company through the acquisition of its shares on the market. No. Description of the restrictions A.11 Indicate whether the General Shareholders’ Meeting agreed to implement any neutralization measures to prevent public takeovers pursuant to the provisions of Act 6/2007. No. A.12 Indicate whether the company has issued securities not negotiated on the community regulated market. No.

Annual Report 2013 / ABENGOA 253 Annual corporate governance report 03 B. General Meeting B.1 Indicate and detail the differences, if any, between the required quorum and that set forth in the Spanish Corporations Act (LSC) for convening the General Shareholders’ Meeting. No. B.2 Indicate and detail the differences, if any, with regards to the system contemplated in the LSC for signing corporate agreements. No. B.3 Indicate the rules applicable to the amendment of the company’s bylaws. In particular, the majority required in order for the bylaws to be amended and, as the case may be, stipulate the legal provisions for the protection of the rights of the partners in the amendment of the bylaws. Article 11 of the rules of the General Meeting of Shareholders establishes a special quorum for the ordinary or extraordinary general meeting to be deemed as having validly agree on the issuance of bonds, the increase or reduction of capital, changing, merging or splitting of the company and, in general, on any amendments whatsoever to the Bylaws: it would be necessary for at least fifty percent of the subscribed equity with voting rights to be present or represented at the shareholders’ meeting, on the first call or twenty five percent of said capital on the second call. In the event of the attendance of shareholders with less than twenty-five percent of the subscribed capital with voting rights, decisions may only be taken with the favourable votes of two thirds of the capital present or represented in the Meeting”. Article 8 of the bylaws establishes certain rules and regulations for the purpose of protecting minority shareholders in matters regarding the amendment of bylaws: _ “1st Separate voting in matters of the amendment of bylaws or agreements and other operations that may negatively affect class B shares The amendment of bylaws or agreement that may directly or indirectly damage or negatively affect the pre-emptive rights or privileges of class B shares (including any amendment of the precautionary bylaws regarding class B shares or any agreement that may damage or negatively affect class B shares in comparison with class A shares, or that may benefit or favourably affect class A shares in comparison with class B shares) shall require, in addition to it being approved pursuant to the stipulations of these bylaws, an approval by a majority of class B shares in circulation at the time. For explanatory but by no means limiting purposes, said precaution shall entail as follows: the elimination or amendment of the precaution set forth herein on the principles of proportionality between the number of shares representing class A shares, those of class B and those of class C (if already issued) over the total of the company’s shares in the issuance of new shares or securities or instruments that may give rise to conversion, exchange or acquisition, or in any other manner, that may suppose a right to receive the company’s shares; the partial or total exclusion, of a non-egalitarian nature for shares of class A, class B and class C (as the case may be), of the pre-emptive and other analogous rights that may be applicable by Law and by these bylaws; the repurchase or acquisition of the company’s own shares that may affect class A shares, class B shares and class C shares (as the case may be), in a nonidentical manner, in their terms and conditions, price or in any other manner, and which may exceed that which is produced under the framework of ordinary operation of treasury stock or which may

Annual Report 2013 / ABENGOA 254 Annual corporate governance report 03 give rise to amortization of shares or to the reduction of capital in a non-identical manner for class A, class B or class C shares (as the case may be); the approval of the company’s structural modification that does not amount to treatment identity in all of its aspects for class A and class B shares; the exclusion of the shares of the company from trading on any secondary stock exchange or securities market except through the presentation of an offer of acquisitions for the exclusion from trading as envisaged in the considerations for the class A, class B and class C shares (as the case may be); the issuance of class C or of any other class of preferred or privileged shares that may be created in future. For that purpose, separate voting shall not be required for the various existing classes of shares to decide on whether to totally or partially exclude, as the case may be, the pre-emptive and other analogous rights that may be applicable pursuant to the Law and these bylaws, simultaneously and identically for class A, class B, as the case may be, and class C shares” [] _ “2nd. Matters that have to do with the amendment of bylaws and agreements and other operations that may negatively affect class B shares shall require separate voting Notwithstanding Article 103 of the Corporations Act, the amendment of bylaws or agreements that may directly or indirectly damage or negatively affect the pre-emptive rights or privileges of class C shares (including any amendments of the precautionary bylaws relating to class C shares or to any agreements that may damage or negatively affect class C shares in comparison with class A and/or class B shares, or that may benefit or favourably affect class A and/or class B shares in comparison with class C shares) shall, in addition to the approvals required pursuant to the stipulations of these bylaws, require approval by a majority of class C shares in circulation at the time. For explanatory but by no means limiting purposes, said precaution shall entail as follows: the elimination or the amendment of the precaution set forth herein on the principles of proportionality between the number of shares representing class A shares, those of class B (if already issued) and those of class C over the total of the company’s shares in the issuance of new shares or securities or instruments that may give rise to conversion, exchange or acquisition, or in any other manner, that may suppose a right to receive the company’s shares; the partial or total exclusion, of a non-egalitarian nature for shares of class A and/ or class B and class C of pre-emptive and other analogous rights that may be applicable by Law and these bylaws; the repurchase or acquisition of the company’s own shares that may affect class A and/ or class B shares with regards to class C shares, in a non-identical manner, in terms and conditions, in price or in any other manner, and which may exceed that which is produced under the framework of ordinary operation of treasury stock or which may give rise to amortization of shares or to reduction of capital in a non-identical manner for class A, class B (as the case may be) and class C shares; the approval of the company’s structural modification that does not amount to treatment identity in all of its aspects for class A, class B shares (as the case may be) with regards to class C; the exclusion of the shares of the company from trading on any secondary stock exchange or securities market except through the presentation of an offer of acquisitions for the exclusion from the trading as envisaged in the considerations for the class A, (class B as the case may be) and class C shares; the issuance of any other class of preferred or privileged shares that may be created in future. Notwithstanding the provisions of Article 293 of the Corporations Act, whatever the case may be, the Company’s agreements on capital increase under whatsoever modality and under any formula that may give rise to the first issuance of class C shares shall, in addition to its approval in accordance with the legal provisions and with Article 30 of these Bylaws, require the approval of the majority of class B shares that may be in circulation”

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B.4 Give details of attendance at general meetings held during the financial year to which this report refers and during previous financial years.

Date of General Shareholders' Meeting	Attendance Data				
	% of physical presence	% in representation	% of absentee voting		Total
			Electronic voting	Other	
4-7-2013	63.60	4.89	0	4.89	68.48
9-30-2012	57.72	21.83	0	21.83	79.57
4-1-2012	56.70	7.78	0	7.78	64.48

B.5 Indicate whether there are any restrictions in the Bylaws establishing a minimum number of shares needed to attend the General Shareholders' Meetings.

Yes.

Number of shares required for attendance to the General Shareholders' Meeting	375

B.6 Indicate whether it was agreed that certain decisions entailing a structural modification of the company ("subsidiarization", purchase-sale of essential operational assets, operations equivalent to liquidation of the company...) shall be subject to the approval of the Shareholders' General Meeting, even if not specifically required under Commercial Laws.

No.

B.7 Indicate the address of and how to access the company's Website to obtain corporate governance and General Meeting information that should be made available to the shareholders through the Company's Website.

The Website address of Abengoa SA: www.abengoa.com/es . All the necessary and updated information relating to shareholders meetings can be found under the section of Corporate Governance.

The complete route to follow:
http://www.abengoa.es/web/es/accionistas_y_gobierno_corporativo/juntas_generales/

In compliance with article 539.2 of the Corporations Act, Abengoa approved the regulations for the shareholders' electronic forum to facilitate communication between shareholders in connection with convening and holding each shareholder's general meeting. Shareholders may send the following prior to each general meeting:

Annual Report 2013 / ABENGOA 256 Annual corporate governance report 03 _ Proposals they wish to include on the agenda outlined in the call for the general meeting of shareholders; _ Requests for the inclusion of said proposals; _ Initiatives for acquiring the sufficient percentage for the exercise of a minority voting rights; _ Requests for voluntary representation C. Structure of the company’s governing body C.1 Board of Directors C.1.1 Indicate the maximum and minimum number of board members stipulated in the company Bylaws: Maximum number of board members 15 Minimum number of board members 3

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C.1.2 Complete the following table with the Board members:

Personal or Corporate Name of board member	Representative	Seat on the Board	Date of 1st appt.	Date of last appt.	Election procedure
Felipe Benjumea Llorente		Executive Chairman	06/25/1983	04/07/2013	Voting Rights in Shareholders' Meetings
Aplicaciones Digitales, S.L.	Prof. José B. Terceiro Lomba	Executive Vice-Chairman. Lead Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Manuel Sánchez Ortega		Managing Director (CEO)	10/25/2010	04/10/2011	Voting Rights in Shareholders' Meetings
José Joaquín Abaurre Llorente		Director	06/25/1988	04/07/2013	Voting Rights in Shareholders' Meetings
José Luis Aya Abaurre		Director	06/25/1983	04/07/2013	Voting Rights in Shareholders' Meetings
Ms. María Teresa Benjumea Llorente		Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Javier Benjumea Llorente		Director	06/25/1983	04/07/2013	Voting Rights in Shareholders' Meetings
Prof. José Borell Fontelles		Director	07/27/2009	04/07/2013	Voting Rights in Shareholders' Meetings
Prof. Ms. Mercedes Gracia Diez		Director	12/12/2005	04/11/2010	Voting Rights in Shareholders' Meetings
Ricardo Martínez Rico		Director	10/24/2011	04/01/2012	Voting Rights in Shareholders' Meetings
Claudio Santiago Ponsa		Director	02/23/2012	04/01/2012	Voting Rights in Shareholders' Meetings
Ignacio Solís Guardiola		Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Fernando Solís Martínez-Campos		Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Carlos Sundheim Losada		Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Mrs. Alicia Velarde Valiente		Director	04/06/2008	04/01/2012	Voting Rights in Shareholders' Meetings

Total number of Board members 15

Indicate the terminations that occurred on the board of directors during the period being reported:

None.

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C.1.3 Complete the following tables on the board members and their different conditions:

Executive board members

Personal or corporate name of board member	Committee that proposed the appointment	Position within the company structure
Felipe Benjumea Llorente	Appointments and Remunerations Committee	Executive Chairman
Aplicaciones Digitales, S.L.	Appointments and Remunerations Committee	Vice-chairman
Manuel Sánchez Ortega	Appointments and Remunerations Committee	Managing Director (CEO)
Javier Benjumea Llorente	Appointments and Remunerations Committee	Director

Total number of executive Board members	4
Total % of Board	26.67 %

Independent External Directors

Personal or corporate name of board member	Committee that proposed the appointment	Personal or corporate name of the significant shareholder they represent or which proposed their appointment
Fernando Solís Martínez-Campos.	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
Ignacio Solís Guardiola.	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
José Joaquín Abaurre Llorente	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
José Luis Aya Abaurre	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
Mª. Teresa Benjumea Llorente	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
Carlos Sundheim Losada	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
Claudio Santiago Ponsa	Appointments and remunerations Committee	First Reserve Corporation

Total number of proprietary Board members	7
Total % of Board	46.67%

Annual Report 2013 / ABENGOA 259 Annual corporate governance report 03 External Independent Board members Personal or corporate name of board member Profile Prof. José Borell Fontelles Independent Mrs. Alicia Velarde Valiente Independent Prof. Ms. Mercedes Gracia Diez Independent Ricardo Martínez Rico Independent Total number of independent board members 4 Total % of board members 26.67% Indicate whether any director classified as independent receives any amount or benefit from the company or from his/her own group, in any concept other than the remuneration as a board member, or whether he/she maintains or has maintained a business relation with the company or with any company within its group during the last financial year, in his/her own name or as significant shareholder, board member or top executive of a company that maintains or has maintained such relationship. As the case may be, the board shall include a statement outlining the reasons why it deems that said board member can perform his/her duties in the capacity as independent board member. Personal or Corporate Name of board member Relationship Description Reasons Ricardo Martínez Rico Provision of Services Agreement signed between Abengoa, SA and Economic Team, SL whereby the Company undertook to providing comprehensive and strategic consulting to Abengoa. Mr .Ricardo Rico Martinez is Executive Chairman of the Economic Team, SL According to the definition of an independent director, Mr. Ricardo Martínez Rico meets the independence requirements necessary to stop performing their duties as independent director, as the perceived benefit does not acquire significant character in relation to the total annual benefits Economic Team. Other External Board members Not applicable. Explain the reasons why these cannot be considered independent or proprietary, and detail their connections with the company, its executives or shareholders. Not applicable.

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Indicate the variations, if applicable, that occurred during the period in the typology of each board member:

Not applicable.

C.1.4 Complete the following table with the information on the number of female board members for the last four financial years, including the capacity of such board members:

	Number of Female Board Members				% of total of board members in each typology			
	Financial Year 0	Financial Year-1	Financial Year-2	Financial Year-3	Financial Year 0	Financial Year-1	Financial Year-2	Financial Year-3
Ejecutiva	0	0	0	0	0	0	0	0
Dominical	1	1	1	1	12	12	12	12
Independiente	2	2	2	2	50	50	50	50
Otras Externas	0	0	0	0	0	0	0	0
Total:	**3**	**3**	**3**	**3**	**20**	**20**	**20**	**20**

C.1.5 Explain, as the case may be, the measures taken by the company to ensure the inclusion of females onto the Board of Directors in an amount that may ensure the male/female equilibrium.

Explanation of the measures

Four of the members of the Board of Directors are independent and two of them are female. The appointments and remunerations committee promotes the inclusion of females on the board of directors and this is specifically enforced in the category of the independent board members since the rest of the other members that make up the Board are proprietary board members whose selections do not directly depend on the Committee. Thus, Abengoa ensures that the number of women is equal to that of men with regards to the number of independent board members by apply the policy established in Article 1 letters a and b of the Appointments and Remunerations Committee Regulations which specifically outlines the quest for equal opportunities. "Article 1 - Composition and Structure". [...] "The Appointments Committee shall establish procedures and, in the event of new vacancies, shall ensure that:

- the procedures for filling in board vacancies refrain from implicit bias against female candidates;
- the company makes conscious efforts to include females in the target profile among the candidates for board positions."

Moreover, through the company's Equality Framework Plan, Abengoa has defined a corporate strategy in the field of equal rights between male and female. Thus, all Abengoa companies and work centres take and use this Plan as reference to develop and approve their own. In 2009, to ensure the practice of these values, Abengoa created the Equal Opportunity and Treatment Office (OITO) under the Equality Framework Plan. The mission of this office is to advocate gender equality with the whole organization, promoting, developing and managing the Equality Framework Plan and all plans associated with it.

In addition, the company created the Equal Opportunity and Treatment Committee, presided over by the Human Resources Director and integrated by the HR heads from the various areas and geographical locations of the business as well as by the CSR director as permanent members, for the purpose of worldwide follow-up, and subsequent development of the issues relating to equal opportunity among the male and female employees of Abengoa.

Annual Report 2013 / ABENGOA 261 Annual corporate governance report 03 C.1.6 Explain the measures, as the case may be, that the Appointments Committee may have agreed upon to ensure that selection procedures refrain from implicit bias that would otherwise impede the selection of female members, and that the company purposefully seeks to include and includes female candidates that meet the professional profile sought: Explanation of the measures The Appointments and Remunerations Committee objectively and transparently assess the potential candidates based on merits criteria, promoting male and female equality and rejecting all kinds of direct or indirect discrimination based on sex. The Committee, which includes women in its rank and file, assesses the competences, knowledge and experience that the Board requires, and defines the aptitude and functions sought in the candidates to occupy the vacancy available, evaluating the time and dedication such candidates may require to be able to diligently perform their duties, and then decide by majority vote. If albeit the measures implemented, as the case may be, the number of female board members is still scarce or non-existent, explain the reasons to justify such scarcity: Explanation of Reasons Not applicable. C.1.7 Explain the manner in which shareholders with significant shares are represented on the board. Shareholders with significant shares are represented by proprietary (dominion) board members who exercise their functions based on the company’s code of conduct and on the rest of the standards and regulations deemed applicable to all members of the board. C.1.8 Explain, as the case may be, the reasons why proprietary members were appointed at the request of shareholders with stakes amounting to less than 5 % of the stock capital: Personal or Corporate Name of the shareholder Reason D. Claudi Santiago Pons Under the investment framework agreement signed on November 9, 2011 between Abengoa and First Reserve Corporation, Inversión Corporativa IC and Finarpisa SA, in their capacity as Abengoa shareholders, made a commitment, effective November 4, 2011, undersigned on October 4, 2011, to regulate the exercise of their respective voting rights in the Abengoa general meetings in relation to the proposal, appointment, ratification, re-election or replacement of a board member representing First Reserve Corporation. By virtue of said commitment, Inversión Corporativa I.C., S.A. and Finarpisa, S.A., jointly agreed: (i) to vote on the following through their representatives on the Board of Directors of Abengoa: (a) the appointment of the candidate proposed to said board to serve as board member designated by investor based on the co-optation procedure envisaged in the Corporations Act; and (b) the proposal to recommend to the shareholders of Abengoa during their next general meeting to nominate, as the case may be, a substitute for the board member designated by investor on the Board of Directors. (ii) to vote in the corresponding general meeting of shareholders of Abengoa in favour of the appointment of the candidate proposed by Investor to serve as investor’s representative on the Board of Directors

Annual Report 2013 / ABENGOA 262 Annual corporate governance report 03 Detail any failure to address formal requests for board representation made by shareholders with stakes equal to or exceeding that of others at whose request proprietary members were appointed. If so, explain the reasons why the request was not entertained. Not applicable. C.1.9 Indicate whether any board member resigned his/her post before the end of his/her term of office, whether reasons were given to the Board and how, and, if in writing to the entire Board, at least explain the reasons given by the board member: No. C.1.10 Indicate, if any, the powers delegated by any Chief Executive Officers: Personal or corporate name of board member Brief description Felipe Benjumea Llorente All the faculties of the board except for those that cannot be legally delegated. Manuel Sánchez Ortega All the faculties of the board except for those that cannot be legally delegated. C.1.11 Identify, if any, the board members that hold administrator or directive positions in other companies making up the group of companies listed on the stock market: Personal or Corporate Name of board member Corporate name of entity of group Post Prof. José B. Terceiro Bioetanol Galicia, S.A Executive Chairman Javier Benjumea Llorente Abengoa Bioenergía, S.A. Executive Chairman Ms. Maria Teresa Benjumea Llorente Sociedad Inversora en Energía y Medio Ambiente, S.A. Board Member Manuel Sánchez Ortega Abengoa Bioenergía, S.A. Director C.1.12 Provide details, if any, of company Board members who also sit on the boards of other entities not belonging to the same business unit and are listed on the Spanish Stock Exchange, of which the company is aware: Not applicable. C.1.13 Indicate, and if so, explain whether the company has established rules on the number of other boards on which its own Board members may sit. No.

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C.1.14 State the company's general policies and strategies that the board reserved the powers to approve in plenary session:

	Yes	No
Investment and financing policy	x	
Definition of the structure of the group of companies	x	
Corporate governance policy	x	
Corporate social responsibility policy	x	
The strategic or business plan, management targets and annual budgets	x	
Senior staff performance remuneration and evaluation policy	x	
Risk control and management policy, and the regular monitoring of internal information and control systems	x	
Dividend and treasury stock policies and especially their limits	x	

C.1.15 Indicate the comprehensive remuneration of the Board of Directors:

Comprehensive remuneration of the Board of Directors (in thousands of Euros)	15,421
Amount of the comprehensive remuneration for the concept of accumulated pension entitlements (in thousands of Euros)	0
Comprehensive remuneration of the Board of Directors (in thousands of Euros)	15,421

C.1.16 Identify any senior management staff that is not also an executive board member, and indicate the total remunerations payable to said staff during the financial year:

Personal or Corporate Name	Post(s)
Mr. Javier Garoz Neira	Director Bioenergy
Mr. Alfonso González Domínguez	Director of Engineering and Constr. Industrial and Latin America
Mr. Santiago Seage Medela	Director of Concessions
Mr. Carlos Cosín Fernández	Abengoa Water Director
Mr. Miguel Ángel Jiménez-Velasco Mazarío	General Secretary
Mr. José Fernando Cerro Redondo	General Counsel Services
Mr. José Marcos Romero	Director Nomination and Remuneration
Mr. José Domínguez Abascal	Secretary General Technical
Mr. Álvaro Polo Guerrero	Director HR
Mr. Luis Fernández Mateos	Organization Director, Quality and Budgets
Mr. Jesús Ángel García-Quílez Gómez	Co-CFO Financial Markets
Mr. Juan Carlos Jiménez Lora	Planning and Control Manager
Mr. Luis Enrique Pizarro Maqueda	Internal Audit Manager
Mr. Enrique Borrajo Lovera	Consolidation Manager
Ms. Izaskun Artucha Corta	Director Corporate Strategy and Development
Ms. Bárbara Sofía Zubiria Furest	Co-CFO Capital Markets & IR
Mr. Germán Bejarano García	International Institutional Relations Director
Mr. Fernando Martínez Salcedo	General Secretary Sustainability
Total of remunerations for senior executives (in thousands of Euros)	**14,656**

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C.1.17 Identify, if any, the members of the Board of Directors who are also members of the board of directors of companies that hold significant shares and/or group entities:

Personal or Corporate Name of board member	Corporate name of significant shareholder	Post
Mr. Felipe Benjumea Llorente	Inversión Corporativa, I.C, S.A.	Executive Chairman
Mr. Felipe Benjumea Llorente	Finarpisa, S.A.	Executive Chairman
Mr. Javier Benjumea Llorente	Inversión Corporativa, I.C, S.A.	Member
Ms. Maria Teresa Benjumea Llorente	Inversión Corporativa, I.C, S.A.	Member
Mr. Ignacio Solís Guardiola.	Inversión Corporativa, I.C, S.A.	Member
Mr. Fernando Solís Martínez Campos	Inversión Corporativa, I.C, S.A.	Member
Mr. José Luis Aya Abaurre	Inversión Corporativa, I.C, S.A.	Member
Mr. José Joaquín Abaurre Llorente	Inversión Corporativa, I.C, S.A.	Member

Provide details of any relevant relations, as the case may be, other than those contemplated in the previous section, between members of the board of directors and significant shareholders and/or group entities:

Not applicable.

C.1.18 Indicate whether any of the rules and regulations of the board were amended during the financial year

Sí.

Description of amendments
On December 16, 2013, Abengoa's Board of Directors unanimously agreed to homogenize the enumeration and description of the functions of the Appointments and Remunerations Committee and of the Audits Committee (Article 3 of their respective Regulations) with Articles 27 and 28 of the Board of Directors' Regulations to ensure that said functions are consistent with the CNMV Transparency Laws and Standards in order to avoid the possible interpretation that any aspect is lacking, ignored or being regulated in a manner different from how it is stipulated by law.

C.1.19 Indicate the procedures for the selection, appointment, reappointment, appraisal and removal of Board members. Provide details of the competent bodies, the processes to be followed and the criteria employed in each of the procedures.

The Appointments and Remunerations Committee is the competent body in all cases and provides the Board of Directors with duly substantiated proposals, applying the criteria of independence and professionalism as established in the regulations governing the Board and said Committee.

The performance of the board members and of the executive board members is evaluated on the Appointments Committee's proposal through substantiated reports filed to the Board during the meeting held in the subsequent first quarter that follows the closing of the previous financial year and after obtaining or at least knowing the accounting estimate for the financial year closing and upon receipt of the auditor's report since both are essential as evaluation criteria.

The Audit Committee and the Appointment and Remunerations Committee were formed on December 2, 2002 and on February 24, 2003, respectively. On the same date, the board of directors prepared a proposal to amend the bylaws for the purpose of incorporating provisions for the Audit

Annual Report 2013 / ABENGOA 265 Annual corporate governance report 03 Committee, the proposal for regulating meetings of Shareholders, the partial amendments to board of directors’ regulations and, finally, the internal regulations of the audits committee and of the appointments and remunerations committee, approved by the general shareholders’ meeting held on June 29, 2003. In February 2004 the composition of both committees was changed to permit independent board members from outside the company to become members of said committees. Consequently, mainly independent non-executive board members joined (with the exception of the coordinator who is member of the Board of Directors and of the Audits Committee) the audits committee and the appointments and remunerations committee, in accordance with the stipulations in the Law on Financial Systems Reform Measures. As a result, the first two independent board members were appointed by the board of directors since there was still, logically, no appointments committee. Said independence is also ratified on annual basis by the Appointments Committee. Once created, it was entrusted with the duty to propose the appointment of board members, and since then it has remained in charge of proposing to the Board of Directors With regards to the procedures for selecting and appointing independent board members, the appointments and remunerations committee is the body in charge of selecting profiles that best represent the needs of the different interest groups among professionals of different fields and of renowned national and international prestige. The procedure for selecting them is based on merits and on the intention to cover any vacancy with professional profiles that are not linked to any specific interests. Thus, the appointments and remunerations committee performs annual inspections to verify the sustenance of the conditions met for the appointment of the board member and the nature and typology assigned to said member, and then includes the information in the corporate governance annual report. The appointments committee likewise strives to ensure that the selection procedures for filling in vacancies refrain from implicit biases that may hinder the inclusion of females that fit the required profile into the potential candidates. Its functions also include reporting to the Board of Directors on appointments, re-elections, terminations and remunerations of board members and posts, as well as the general policy of remunerations and incentives for board members and for the senior management and to inform the board of directors in advance of all proposals to be submitted to the general shareholders for the appointment or dismissal of board members, even in cases of cooptation by the said board of directors. In relation to the above, external auditors issue annual verification reports that are independent from the report issued by the corporate governance of Abengoa S.A., evaluating whether its contents conform both with the recommendations of the report of the special work group on the good governance of listed companies (Unified Code of Good Governance) as well as with the amendments fostered by virtue of Law 2/2011, of 4th March, on Sustainable Economy. C.1.20 Indicate whether the Board of directors made any efforts to assess its activities during the financial year: Yes. If so, explain to what extent the self-assessment has given rise to significant changes in its internal organization and regarding the procedures followed in its activities: Description of significant changes There were no significant changes.

Annual Report 2013 / ABENGOA 266 Annual corporate governance report 03 C.1.21 Indicate the cases in which Board members are obliged to resign. Directors are removed from office when the term for which they were appointed comes to an end, and in all other cases deemed appropriate by law, the bylaws or the regulations. Board Members are obliged to surrender their posts to the board of directors and to formalize their resignation, if the board deems it convenient, in the following cases: _ a) If they are involved in any of the supposed incompatibilities or prohibitions envisaged by law; _ b) If deemed severely liable by any public authority for infringing upon their obligations as board members; _ c) If the board itself requests it so because board member is deemed to have infringed upon his/her obligations thereof; Thus, Article 13 (Board Member Termination) of the Board of Directors Regulations establishes that: _ 1. Board Members duties shall be terminated if the duration period of the appointment expires or if all other cases deemed appropriate by the Law, the Bylaws, and the Regulations, occur. _ 2. Board Members are obliged to surrender their posts to the board of directors and to formalize their resignation, if the board deems it convenient, in the following cases: · a) If they are involved in any of the supposed incompatibilities or prohibitions envisaged by law; · b) If deemed severely liable by any public authority for infringing upon their obligations as board members; · c) If the board itself requests it so because board member is deemed to have infringed upon his/her obligations thereof; _ 3. When the period expires or duty is terminated, whatever the reason, said board member may not render any services to any other competing entity for a period of two years, except if the board of directors release him/her from this obligation or shortens the duration C.1.22 Indicate whether it is the chairman of the board of directors who also serves as the company’s chief executive. If so, outline the measures taken to limit the risks entailed in concentrating powers in a single person: Yes. Measures to limit risks. In accordance with the provisions of article 44 bis of the Company’s Bylaws, on December 2, 2002 and on February 24 2003, the board of directors set up the audits committee and the appointments and remunerations committee, respectively. These committees are vested with the necessary non-delegable powers inherent in the responsibilities assigned them by law, by the bylaws and by their respective internal regulations, which makes them organs of monitoring and supervision of issues within their power. Both are presided over by independent, non-executive board members, and majority of the members of said committees are independent and non-executive board members. On December 10, 2007, the board of directors decided to appoint Prof. José B. Terceiro Lomba (representing Aplicaciones Digitales SL), coordinator-board member, as Executive Deputy Chairman of the board of directors, with the consent of all the other board members and especially the independent members.

Annual Report 2013 / ABENGOA 267 Annual corporate governance report 03 On October 25, the board of directors also decided to appoint Mr. Manuel Sánchez Ortega as CEO sharing his executive duties with Mr. Felipe Benjumea Llorente. Based on the explanation above, with four executive board members, and an ample majority of independent or external board members, all the decisions taken by the top executive are subject to effective monitoring to ensure that power is not concentrated in the top executive, to boost decision-making and to allow the company governance to function properly. Indicate and, if so, explain whether rules were established to empower any independent board member to request the convening of a board meeting, or to include new items on the agenda, in order to coordinate and echo the concerns of external board members and to oversee the assessment by the board of directors. Yes. Explanation of the rules. There are currently fifteen members on the board of directors. The Board of Directors Regulations governs the composition, functions and internal organization of the governing body. The company also has an Internal Code of Conduct that bounds the board of directors, the senior management and all other employees deemed affected, by virtue of the positions or powers they may hold in matters relating to the Stock Market. The Shareholders’ General Meeting Regulations governs the formal aspects and the internal system for holding shareholders’ meetings. Lastly, the board of directors is assisted by its audits committee and the appointments and remunerations committee, both of which have their own respective internal regulations. All these rules and regulations, set forth in a consolidated text of the company’s Internal Good Governance Rules, are available on the company’s website: www.abengoa.es and wwww.abengoa.com. Since it was formed, the appointments and remunerations committee has been analysing the structure of the company’s governing body and adapting it to the recommendations of corporate governance, especially to the historic and special configuration of said bodies within Abengoa. In February 2007, based on this analysis, the committee recommended the creation of the post of coordinating director, and the elimination of the Board of Directors’ Advisory Board. The first measure was in order to incorporate the most recent corporate governance recommendations made in Spain in 2006; the second, because it was deemed that said Advisory Board had already performed the duty for which it was originally created and that its coexistence with the corporate bodies could lead to conflicts of power. Both proposals were approved at the Board of Directors’ meeting held in February 2007 and at the General Shareholders’ Meeting held on April 15 of the same year. Thus, Prof. José B. Terceiro was appointed (on behalf of Aplicaciones digitales, S.L.) as coordinating board member, in his capacity as independent member. On a final note, in October 2007 the committee proposed that the board accepts the resignation of Mr. Javier Benjumea Llorente from his post as Deputy Chairman and revokes his delegated powers, and that the board should accept the appointment of a new natural person to represent Abengoa and Focus-Abengoa Foundation in entities or companies where representation is required. The committee then decided to revisit the study of the number and characteristics of the Deputy Chairman of the board of directors within the current structure of governing bodies. As a result, the committee thought it necessary that the powers of the Deputy Chairman of Abengoa be restricted to those conferred under the Spanish Corporations Act as regard the organic representation of the company on the one hand, and as balance to the Chairman’s functions on the board of directors, on the other. Thus, it was considered that the coordinating board member – with the functions assigned by the resolutions of the board of directors (February 2007) and the shareholders’ general meeting (April 2007) – was the ideal figure, given the corporate governance recommendations and the company structure, as well as the composition and diversity of its directors. The coordinating board member has already been entrusted with the task of coordinating the concerns and motivations of the other board members, and empowered to convene board meetings and to include new items on the agenda. In its role as the visible protector of the interests of the Board members, it holds more of a de facto than of a de jure kind of representation on the Board,

Annual Report 2013 / ABENGOA 268 Annual corporate governance report 03 such that it seemed appropriate to confirm and expand this representation by making the post both institutional and organic. For the reasons outlined above, the committee proposed Aplicaciones Digitales, S.L. (Aplidig, represented by Prof José B. Terceiro Lomba), the current coordinating director, as the new Executive Deputy Chairman to the Board of Directors. In addition, and within the functions of organic representation, the executive deputy chairman, jointly with the chairman of the board of directors, has been put forward as the physical representative of Abengoa, in its capacity as the Chair of the Board of the Focus-Abengoa Foundation, as well as in any other foundations and institutions in which the company is or should be represented. In view of the above, on December 10, 2007, the board of directors agreed to appoint Aplicaciones Digitales, S.L. (represented by Prof José B. Terceiro Lomba), the current coordinating director, as Executive Deputy Chairman of the Board of Directors, and the independent board members gave their unanimous consent to retaining his position as coordinating board member in spite of his new appointment as Executive Deputy Chairman. In addition, and within the functions of organic representation (conferred through a power of attorney granted by the board of directors on July 23, 2007), the Executive Deputy Chairman, together with the Chairman of the Board of Directors, was proposed as joint physical representative of Abengoa, in its capacity as the Chair of the Board of Focus-Abengoa Foundation, and of any other foundations and institutions in which the company is or should be represented. C.1.23 Does the company require supermajorities other than the legal majorities for any type of resolution? If so, provide a description of the differences. No. C.1.24 Explain whether there are specific requirements other than those relating to Board members for being appointed Chairman of the board of directors. No. C.1.25 Indicate whether the Chairman has a deciding vote: Yes. Matters in which there is a deciding vote: In the event of draws. C.1.26 Indicate whether the bylaws or board regulations establish any age limit on board members: No. C.1.27 Indicate whether the bylaws or board regulations establish a limited mandate for independent board members, other than established in the law: No.

Annual Report 2013 / ABENGOA 269 Annual corporate governance report 03 C.1.28 Indicate whether the bylaws or the board of directors’ regulations establish specific regulations for delegating voting rights on the board of directors, how it is done and, in particular, the maximum number of delegations that may be conferred on a board member, as well as whether it has been made compulsory to delegate in a board member of similar class If so, provide brief details of said regulations. None. The second section of Article 10 of the Regulations of the Board of Directors establishes the following: “Each board member may confer his/her representation upon another board member without it limiting the number of representations that each may hold for attendance to the board. The representation of the absent board members may be conferred in writing by any means whatsoever, including telegram, telex or telefax addressed to the chair.” C.1.29 Indicate the number of board meetings held during the financial year. Likewise indicate, if any, the number of times the Board met without the chairman in attendance: Proxies granted with specific instructions for the meeting shall be counted as attendances: Number of board meetings 16 Number of board meetings without the attendance of the Chairman 0 Indicate the number of meetings held by the different board committees during the financial year: Number of meetings of the Executive or Delegate Committee Not applicable. Number of meetings of the Audit Committee 4 Number of meetings of the Appointments and Remunerations Committee 4 Number of meetings of the Appointments Committee Not applicable. Number of meetings of the Remunerations Committee Not applicable. Number of meetings of the Committee Not applicable. C.1.30 Indicate the number of board meetings held during the year with the attendance of all its members. Proxies granted with specific instructions for the meeting shall be counted as attendances: Attendance of Board Members 16 % of attendances of the total votes cast during the year 97.92

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C.1.31 Indicate whether the individual and consolidated financial statements submitted for approval to the board of directors are first certified:

Identify, as the case may be, the person or persons who certified the company's individual and consolidated financial statements, for their approval by the Board:

Name	Post
Bárbara Sofía Zubiría Furest	Co-CFO Capital Markets & IR
Enrique Borrajo Lobera	Director of Consolidation

C.1.32 Explain, if any, the mechanisms put in place by the board of directors to ensure that board-prepared individual and consolidated financial statements are not presented at shareholders' general meetings if the audits report contains reservations.

The risks monitoring system, the internal audits services and the audits committee to which the others report, are set up as frequent and regular monitoring and supervision mechanisms that prevent and, if appropriate, resolve potential situations which, if not addressed, could give rise to incorrect accounting treatment. Thus, the audits committee receives regular information from the external auditor on the Audits Plan and on the results of its execution, and ensures that senior management acts on its recommendations.

C.1.33 Is the Board Secretary also a board member?

No.

C.1.34 Explain the procedures for the appointment and removal of the secretary to the board, indicating whether they are proposed by the appointments committee and approved by plenary session of the Board.

Appointment and Removal Procedure.

The appointments and remunerations committee makes the proposal.

	Yes	No
Does the Appointments Committee report on appointments?	x	
Does the Appointments Committee report on removals?	x	
Does the plenary session of the Board approve appointments?	x	
Does the plenary session of the Board approve removals?	x	

Is the Secretary to the Board entrusted with the duty of ensuring compliance with the recommendations on good governance?

Yes.

Comments
The secretary of the board of directors is the person in charge of ensuring follow-up on corporate good governance recommendations and at the same time the person in charge of ensuring compliance with the internal rules and regulations.

Annual Report 2013 / ABENGOA 271 Annual corporate governance report 03 C.1.35 Indicate, as the case may be, the mechanisms established by the company to preserve the independence of the external auditors, financial analysts, investment banks and rating agencies. Article 27 of the Board of Directors Regulations establishes the function of the audits committee as being to ensure the independence of the external auditor, which includes ensuring an inspection of the services rendered, the limits on the concentration of the auditor’s business, and in general, other regulations in existence to ensure the independence of the auditors. With regards to financial analysts and investment banks, the company maintains an internal procedure for issuing a request for three offers that may be contracted, at the same time the company prepares a mandate letter which reflects the specific terms of the work contracted. As regards credit rating agencies we have the ratings of three agencies plus their mandate letters. C.1.36 Indicate whether the company changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors: No. In the event of disagreements with the outgoing auditor, please provide details: No. C.1.37 Indicate whether the audit firm performs other non-audit work for the company and/or its business group and, If so, state the total fees paid for such work and the percentage this represents of the fees billed to the company and/or its business group: Company Group Total Fees for non-audit work (in thousands of Euros) 928 1,274 2,202 Fees for non-audit work/total amount invoiced by the audit firm (in %) 98 25 37 C.1.38 Indicate whether the audit report on the financial statement for the previous financial year contains reservations or qualifications. If so, detail the reasons given by the Chairman of the Audit Committee to explain the content and scope of such reservations or qualifications. No. C.1.39 State the number of consecutive years during which the current audit firm has been auditing the financial statement of the company and/or its business group. Also indicate the percentage of years the current audit firm has been auditing the accounts over the total number of years the financial statement have been audited: Company Group Number of consecutive years 2 2 Number of years audited by the current auditing company / number of years the company has been audited 9 9

Annual Report 2013 / ABENGOA 272 Annual corporate governance report 03 C.1.40 Indicate and, if applicable, provide detail of the procedure by which directors may seek external consultancy. Details of the procedure. The Secretary to the Board of Directors exercises the functions legally attributed to that position. At present, the office of secretary and legal consultant are vested in the same person, who is responsible for ensuring that meetings are validly convened and that resolutions are validly adopted on the Board. In particular, he/she advises board members on the legality of the deliberations and motions put forward and on compliance with the Internal Corporate Governance Regulations, which renders him/ her the guarantor of the principle of formal and material legality which governs the actions of the Board of Directors. The secretary to the Board of Directors, as a specialized guarantor of the formal and material legality of the board’s conduct, has the full support of the latter to execute its functions with complete independence of criteria and stability, and is responsible for ensuring compliance with the internal regulations on corporate governance. Single-handedly, or through the board members, he/she channels the external consultancy necessary for the due training of the board. The Board of Directors has access to external, legal or technical consultants, depending on its needs, which may or may not be arbitrated through the Board secretary. The second paragraph of Article 19 of the Regulations of the Board of Directors sets forth that “Through the Chairperson of the Board of Directors, Board Members shall be empowered to submit a proposal by majority to the Board of Directors to engage the services of a legal, accounting, technical, financial, commercial or any other kind of consultants deemed necessary in the interests of the Company to provide assistance in the exercise of their duties in dealing with specific problems of certain magnitude and complexity linked with the exercise of such duties.” C.1.41 Indicate and, as the case may be, provide detail of the procedure by which board members can obtain the necessary information in advance to prepare for meetings of the governing bodies: Yes. Details of the procedure: Sending documents and/or making them available at the Board headquarters in advance of Board Meetings. Also, in compliance with the stipulations in recommendations 24 and 25 of the Unified Code of Good Governance, the company prepared a handbook of basic internal regulations applicable to the functions and responsibilities of the board member to be issued to each new board member appointed, to provide vast knowledge of the company and its internal rules. C.1.42 Indicate and, as the case may be, provide detail of whether the company established rules that oblige directors to report and, where appropriate, resign in cases where the image and reputation of the company may be at stake: Yes. Explain the rule. Article 13 of the Board of Directors Regulations establishes that “Board members must offer to resign and, if the Board of Directors considers it appropriate, resign under the following circumstances: if deemed to be involved in any of the legally envisaged situations of incompatibility or prohibition.” Section (p) of Article 14.2 of the same Regulation also establishes the obligation of the board members to inform the company of all legal and administrative claims and of any other claims that, given the magnitude, may severely affect the reputation of the company.

Annual Report 2013 / ABENGOA 273 Annual corporate governance report 03 C.1.43 Indicate whether any member of the Board of Directors informed the company that he/she was tried or formally accused of any of the offences stipulated in Article 213 of the Spanish Corporations Act: No. Indicate whether the Board of Directors analysed the case. If the answer is yes, explain the reasons for the decision taken on whether or not the board member should continue to hold its post or, as the case may be, state the actions that the Board of Directors have taken up to the date of this report or the report intended to be issued later. Not applicable. C.1.44 List the still valid significant agreements signed by the company, whether modified or terminated in the event of a change in the company’s control through a hostile takeover bid, and its effects. Not applicable. C.1.45 Identify in sum and provide detail of the agreements signed between the company and its administrative, management or employee posts with compensations, guarantees or protection clauses, in the event of resignation or unlawful dismissal or if contractual relationship is abruptly halted because of a hostile takeover bid or other kinds of transactions. Not applicable. Indicate whether the governing bodies of the company or its group must be informed of and/or must approve such contracts: Not applicable. C.2 Committees of the Board of Directors C.2.1. Give details of all committees of the board of directors, their members and the proportion of proprietary and independent board members on such committees: Audits Committee. Name Post Typology Prof. Ms. Mercedes Gracia Diez Chairperson Independent José Joaquín Abaurre Llorente Member Proprietary (Dominion) Prof. José Borell Fontelles Member Independent Ms. Alicia Velarde Valiente Member Independent Mr. Ricardo Martínez Rico Member Independent % of executive board members 0 % of proprietary board members 20 % of independent board members 80

274

Annual Report 2013 / ABENGOA

03 Annual corporate governance report

Appointments and Remunerations Committee

Name	Post	Typology
Prof. José Borell Fontelles	Executive Chairman	Independent
José Luis Aya Abaurre	Member	Proprietary (Dominion)
Prof. José B. Terceiro	Member	Executive
Ms. Alicia Velarde Valiente	Member	Independent
Prof. Ms. Mercedes Gracia Díez	Member	Independent

% of executive board members	20
% of proprietary board members	20
% of independent board members	60

C.2.2 Complete the following table using the information relating to the number of female board members who have served on the Board of Directors committees over the past four financial years:

	Number of Female Board Members			
	Financial Year 0 Number %	Financial Year-1 Number %	Financial Year-2 Number %	Financial Year-3 Number %
Executive Committee	0	0	0	0
Audits Committee	2 (40)	2 (40)	2 (40)	1 (20)
Appointments and Remunerations Committee	2 (40)	2 (40)	2 (40)	1 (20)
Appointments Committee	0	0	0	0
Remunerations Committee	0	0	0	0

C.2.3 Indicate whether the following functions are vested in the Audit Committee:

	Yes	No
Monitoring the preparation process and the integrity of the financial report with regards to the company and, as the case may be, the group, verifying compliance with legal requirements and the correct application of accounting criteria, and appropriately specifying the scope of consolidation.	x	
Frequently assessing the internal risks monitoring and management systems so that the main risks are adequately identified, managed and revealed.	x	
Monitoring the independence and efficacy of internal auditing; proposing the selection, appointment, re-election and removal of the head of internal audit; proposing the department's budget; receiving regular feedbacks on its activities; and verifying whether senior management is acting on the findings and recommendations of the reports.	x	
Establishing and supervising mechanisms by which employees may secretly and, if necessary, anonymously report potentially significant, Especially, financial and accounting irregularities, with potentially serious implications for the company	x	
Presenting proposals to the Board of Directors for the selection, appointment, re-selection and substitution of the external auditor, and the contracting conditions.	x	
Regularly receiving information on the audit plan and on the implementation results from the external auditor, and ensuring that the senior management takes the recommendations into account.	x	
Ensuring the independence of the external auditor	x

Annual Report 2013 / ABENGOA 275 Annual corporate governance report 03 C.2.4 Describe the rules of organization and function, as well as the responsibilities attributed to each of the Committees of the board of directors. Committee name. Appointments and Remunerations Committee. Brief description. To report on and propose the appointment, re-selection or dismissal of members of the Board of Directors and the International Advisory Board and their positions pursuant to the legal provisions, the bylaws and to the general policy of remunerations and incentives for them and for the senior staff. To issue prior report on all proposals that the Board of Directors may submit to the general shareholders for the appointment or dismissal of board members, even in cases of co-optation by the board of directors itself. To approve the remuneration policy for the company’s senior staff and for the members of the Board of Directors and the International Advisory Board. To evaluate the abilities, knowledge and experience necessary on the board, defining the roles and capabilities required of the candidates to fill each vacancy, and deciding on the time and dedication necessary for the proper execution of their duties. To examine or organize the succession of the chairman and chief executive and, if need be, to issue recommendations to the board to ensure the planned and orderly fashion of said succession. To report on the appointments and dismissals of senior staff as proposed by the chief executive to the Board. To report to the Board on the aspect of gender and diversity. _ To make the following proposals to the Board of Directors: · (i) The remuneration policy for board members and senior management; · (ii) Individual remuneration of board members and approval of contracts that company may sign with each executive board member; · (iii) The standard conditions for senior management employment contracts. To ensure compliance with the remuneration policy set forth by the company. To consult the company’s Chairman or chief executive, especially on matters relating to executive board members and senior staff. To analyse requests that may be issued by any Board Member for the purpose of considering potential candidates to cover Board membership vacancies. To prepare annual reports on the activities of the Appointments and Remunerations Committee itself and to include such reports in the Management Report. Committee name. Audits Committee.

Annual Report 2013 / ABENGOA 276 Annual corporate governance report 03 Brief description. 1st In relation to the Internal Monitoring and Reporting Systems: _ a) To know the process of the company’s Financial Reporting and Internal Monitoring Systems. _ b) To report on the Annual Accounts, as well as on the quarterly and half-yearly financial statements that must be issued to the regulatory or supervisory bodies of the securities markets, specifically mentioning the internal control systems, verifying compliance and monitoring through internal auditing and, when applicable, reporting on the accounting criteria applied. _ c) To monitor the preparation process and the integrity of the financial report with regards to the company and, where applicable, the group, verifying compliance with legal requirements and the correct application of accounting criteria, and appropriately specifying the scope of consolidation. _ d) To regularly review the internal monitoring, internal auditing, and risks management systems for the purpose of identifying the main risks, so as to manage them and to report them appropriately, and to join accounts auditors or auditing companies in discussing the significant weakness that may be detected in the internal monitoring system during the auditing process. _ e) To supervise and ensure the independence and effectiveness of the duties of internal audits and to oversee them, with full access to said audits, proposing the selection, appointment, re-selection and dismissal of heads of internal audits, proposing the budget for said unit, and setting the salary scale of its Director; obtaining regular information on the activities and the budget of the unit; and ensuring that the senior staff consider the conclusions and recommendations in its reports. _ f) To establish and supervise a mechanism by which staff can confidentially and, if necessary, anonymously report any and all irregularities detected in the course of their duties, especially financial or accounting irregularities, with potentially serious implications for the company. _ g) To summon any company employee or manager, even ordering them to appear before the committee without the presence of any other senior staff. _ h) To supervise the compliance with Internal Codes of Conduct regarding Securities Markets and the Policy on the Use of Relevant Information and the Rules of Corporate Governance. _ i) To inform the Board of Directors on the following points before said board is to take any relevant decisions thereof: · I. The financial information that all listed companies must periodically disclose. The Committee making specifically sure that interim statements are drawn up under the same Accounting principles as those of the annual statements and, for verification purposes, asking the external auditor to conduct limited reviews. · II. The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other comparable transactions or operations with complexities that might impair the transparency of the group. · III. Associated transactions. _ j) To supervise compliance with the Internal Codes of Conduct regarding Securities Markets and the Policy on the Use of Relevant Information and the Rules of Corporate Governance. _ k) To inform the board of directors about any changes in the accounting criteria, and on any risks either on or off the balance sheet. _ l) To inform the General Shareholders on questions posed by shareholders, on issues within their powers.

Annual Report 2013 / ABENGOA 277 Annual corporate governance report 03 _ m) To summon any Board Member to attend Committee meetings as deemed fit, to report on whatsoever the Audits Committee may require thereof. _ n) To prepare annual reports on the activities of the Audits Committee itself and to include such annual reports in the Management Report. 2nd In relation to external auditors: _ a) To propose to the Board of Directors on the selection, appointment, re-selection and replacement of external auditors, including the conditions under which they may be contracted, in order for the Board to submit said proposals to the General Shareholders for approval. _ b) To regularly obtain information on the audits plan and its results from the external auditors, and on any other activities relating to the financial auditing, and to ensure that the senior staff act upon the recommendations. _ c) To obtain information on issues that may be risky to its independence, to be examined by the Committee. _ d) To ensure the independence of the external auditor and, for that purpose: · i) The company must issue notice to the CNMV of any change of auditor as a significant event. Said notice must include a statement on any disagreements with the outgoing auditor and, if so, what it entails; · ii) The Committee must ensure that both company and auditor adhere to current regulations on providing services other than auditing, to the limits on the concentration of the business of the auditor and, in general, to other standards and regulations set forth to ensure the independence of auditors; · iii) If an external auditor resigns the Committee must investigate the circumstances leading to the resignation. · iv) The Committee must obtain annual written statements from accounts auditors or auditing entities confirming their independence from the company or companies directly or indirectly associated with it, and information on any other kind of services rendered to said entities by said auditors or auditing entities or by individuals or entities associated with them in accordance with the provisions of the Financial Auditing Act. _ e) To ensure that the group auditor is tasked with conducting the audits for the individual group companies. _ f) To liaise with the external auditors in order to obtain information on any matters that could jeopardize their independence and on any other matters that may be in relation to the financial auditing process. _ g) To issue annual reports, prior to issuing of the financial auditing report, expressing opinions on the independence of the financial auditors or the auditing companies. Said reports must, whatever the case may be, comment on the rendering of additional services as referred to in letter D) iv). C.2.5 Indicate, as the case may be, the existence of regulations of committees of the Board, where they can be reached for consultations and any amendments that may have been made during the financial year. Also state whether annual reports were voluntarily prepared on the activities of each committee. Committee name. Appointments and Remunerations Committee.

Annual Report 2013 / ABENGOA 278 Annual corporate governance report 03 Brief description. The appointments remunerations committee regulations, last amended on December 16, 2013, available on the company’s website and at the CNMV, prepares its own annual report on activities, which is published as part of the Annual Report. Committee name. Audits Committee. Brief description. The audits committee regulations last amended on December 16, 2013, available on the company’s website and at the CNMV, prepares its own annual report on activities, which is published as part of the Annual Report. C.2.6 Indicate whether the composition of the executive committee reflects the participation of the different categories based on their condition on the board: Not applicable. D. Connected transactions and intra-group transactions D.1 Identify the competent organ and explain, as the case may be, the procedure for approving associate and intra-group transactions. Competent organ for approving associate transactions Audits Committee Procedures for approving associate transactions The Audit Committee has a prior approval procedure. The consideration is performed based on market prices. Explain whether the approval of transactions between associate parties was assigned. If so, state the organ to which or persons to whom it was assigned. No.

Annual Report 2013 / ABENGOA 279 Annual corporate governance report 03 D.2 Give details of transactions deemed significant due to the amount or relevant due to the aspect between the company and companies of its group, and the significant shareholders in the company: Personal or Corporate name of significant shareholder Name of company or entity in the group Nature of relationship Type of transaction Amount (in thousand of Euros) Inversión Corporativa, I.C, S.A. Abengoa, S.A. Contractual Financing agreements: loans 670 D.3 Give details of transactions that are significant due to amount or that are relevant due to the nature between the company and companies of its group, and the managers and directors of the company: Not applicable. Personal or corporate name of managers or directors Personal or corporate name of connected party Connection Nature of the transaction Amount (in thousand of Euros) Felipe Benjumea Llorente Blanca de Porres Guardiola Spouse Technical advice for optimization of restoration service CPA 72 D.4 Report on the significant transactions between the company and other entities in the same group provided they are not eliminated in the process of preparing the consolidated financial statements, and are not part of the normal company transactions with regards to purpose and conditions. At any rate, report shall be issued on any intra-group transaction with entities in countries or territories classified as tax havens: Not applicable. D.5 Indicate the amount of the transactions with other connected parties. Not applicable.

Annual Report 2013 / ABENGOA 280 Annual corporate governance report 03 D.6 Provide details of any mechanisms in place to detect, determine and resolve possible conflicts of interest between the company and/or its group and its Board members, executives or significant shareholders. The audits committee is the body responsible for monitoring and resolving conflicts of interest. Directors are obliged, in accordance with the provisions of the Board of Directors Regulations, to inform the board of any situation of potential conflict, in advance, and to abstain until the committee has reached a decision. D.7 Is more than one company of the group listed in Spain? No. Indicate whether the respective business lines and possible business relations among such companies have been publicly and precisely defined, as well as those of the listed subsidiary with the other companies in the group: Define any business relations between the parent company and the listed subsidiary company, and between the latter and the other companies in the group. Not applicable. Identify the mechanisms envisaged to resolve any conflicts of interests between the listed subsidiary and the other companies in the group: Mechanisms to resolve possible conflicts of interest Not applicable. E. Risks Management and Monitoring Systems E.1 Explain the scope of the company’s Risks Management System. Abengoa’s risk management system is designed to mitigate all the risks to which the company may be exposed as a result of its activities. The structure of Abengoa’s Risk Management is based on three pillars: _ The Common Management Systems specifically designed to mitigate business risks. _ Internal control procedures aimed at mitigating risks derived from the elaboration of the financial report and at improving the reliability of such report, designed in accordance with the SOX Act (Sarbanes-Oxley Act) _ The universal risks model which is the methodology that Abengoa uses for the identification, compression and evaluation of the risks that affect the company. The purpose is to obtain an integral vision of them, designing an efficient system of response that is in line with the business goals and objectives. These two elements form an integrated system that allows appropriate management of the risks and their mitigating controls at all the levels of the organization. Abengoa’s risks management system is a global and dynamic system. The scope of action of said system covers the entire organization and its whereabouts on a more permanent basis, and compliance with it is compulsory for all the company’s employees, managers and board members.

Annual Report 2013 / ABENGOA 281 Annual corporate governance report 03 In addition, the internal auditing unit is in charge of ensuring the compliance with and the good functioning of these systems. E.2 Identify the section of the company in charge of elaborating and executing the Risks Management System. The duty of elaborating and executing the risks management system is basically exercised by the audits committee specifically through internal auditor and through the risks manager. The risks manager is in charge of analysing projects and businesses in the efforts and in aspects regarding the identification and quantification of risks of any nature. On the other hand, the internal audits department is in charge of supervising and ensuring the correct functioning of the risks management system. The goals and objectives of the audits committee are as follows: _ To report on the annual accounts, as well as on the quarterly and half-yearly financial statements that must be issued to the regulatory or supervisory bodies of the securities markets, with express mention of the internal control systems, verification of compliance and monitoring through internal audits and, when applicable, on the criteria applied. _ To inform the board of directors of any change in the accounting criteria, and any risks either on or off the balance sheet. _ To report to the general meeting of shareholders on matters questioned by shareholders, and which fall within its powers. _ To advice the board of directors to propose the appointment of the external financial auditors to the meeting of the general shareholders. _ To monitor the internal audits services. The committee will have full access to the internal audits and will report on the process of selection, appointment, renewal and dismissal of the internal audits director, and on allocating the director’s remunerations. _ To study the financial reporting process and the Company’s internal monitoring systems. _ To liaise with the external auditors in order to obtain information on any matters that could jeopardize their independence and on any other matters in relation to the financial auditing process. _ Prepare annual reports on the activities of the audits committee itself, which must be included in the management report. E.3 Specify the main risks that could affect the attainment of business objectives. In the process of identifying, compressing and evaluating the risks affecting the company, the following risks factors outlined in Schedule I of the Securities Registration Document published in the CNMV on July 12, 2012 have been considered:

Annual Report 2013 / ABENGOA 282 Annual corporate governance report 03 General Risks _ Abengoa operates in a sector of activity especially linked with the economic cycle. _ Risk derived from depending on the regulations in support of activities relating to renewable energy, bioethanol production and also research- and development-related activities. _ Solar power generation. _ Biofuel consumption. _ Risks derived from the sensitivity entailed in the supply of raw materials for biofuel production and the volatility of the price of the final product. _ Risks derived from the sensitivity entailed in the supply of raw materials for recycling activities and the volatility of the price of the final product. _ Risks derived from delays and cost overruns in activities of Engineering and construction due to the technical difficulties of the projects and the lengthy duration of their execution. _ Risks linked to the activities of concession-type infrastructural projects operating under regulated tariffs or extremely long-term licences agreements. _ Incomes derived from long-term agreements: risks derived from the existence of clauses and/or renewal of licence agreements processed by Abengoa, termination of pending engineering and construction projects and non-renewals of biofuel distribution agreements. _ The variations in the cost of energy may bear negative impact on the company results. _ Risks derived from the development, construction and exploitation of new projects. _ Abengoa’s activities may be negatively affected in the event that public support for such activities diminishes. _ Construction projects regarding the engineering and construction activities and the facilities of concession-type infrastructural and industrial production activities are dangerous places of work. _ Risks derived from joining hands with third parties for the execution of certain projects. Risks that are specific to Abengoa _ Abengoa operates with enormous levels of indebtedness. _ Risks derived from the demand for capital intensive investments in fixed assets (CAPEX), which increase the need for external finance for the execution of pending projects. _ Risk entailed in obtaining reduced net profit derived from assets rotation _ The company has a controlling shareholder. _ The renewable energy sector products and services are part of a market subject to intensive conditions of competition. _ The results of the engineering and construction activity depend significantly on the growth of the company in the concession-type infrastructural and industrial production activities. _ Fluctuations in interest rates and their hedging may affect the results of the company _ Fluctuations in the currency exchange rates and their hedging may affect the results of the company

Annual Report 2013 / ABENGOA 283 Annual corporate governance report 03 Risks derived from internationalization and from country risks: _ Abengoa’s activities fall under multiple jurisdictions with various degrees of legal demands requiring the company to undertake significant efforts to ensure its compliance with them. _ Insurance coverage underwritten by Abengoa may be insufficient to cover the risks entailed in the projects, and the costs of the insurance premiums may rise. _ The activities of the company may be negatively affected by natural catastrophes, extreme climate conditions, unexpected geological conditions or other physical kinds of conditions, as well as by terrorist acts perpetrated in some of its locations. _ The practices of tax evasion and product alteration on the Brazilian fuel distributions market may distort the market prices. E.4 Indicate whether the company has a risk tolerance level. The universal risks model is a tool used for identifying and evaluating all risks affecting Abengoa. All the risks contemplated therein are evaluated considering probability and impact indicators. Based on such parameters, the risks are classified as follows: _ Minor risks: risks that occur frequently but bear little economic impact. These risks are managed to reduce their frequency only if managing them is economically viable. _ Tolerable risks: risks that occur infrequently and bear little economic impact. These risks are monitored to ensure that they remain tolerable. _ Severe risks: frequent risks that bear extremely high impact. These risks are managed immediately although, due to the risk management processes implemented by Abengoa, it is unlikely that Abengoa needs to tackle these types of risks. _ Critical risks: risks that occur infrequently but bear extremely high economic impact. These risks have a contingency plan since, when they arise, their impact is extremely high. These risks are subject to their own contingency plan, given the severity of their impact when they occur. E.5 Identify the risks that materialized during the financial year. Some risks that are likely to affect the Abengoa surfaced during the 2013 financial year. The main one of them is analysed below, establishing the pertinent and necessary multi-annual action plans to enable us put all of them under control. Energy and the environment are part of the activities in which Abengoa is engaged. This activity is performed in surroundings that continue to undergo changes, with regulations, subsidies or tax incentives that can be amended or even legally challenged. Some of our businesses depend on local and government regulations of industrial activities, including regulations that, among other things, enforce the reduction of carbon and other greenhouse gases and the content of biofuels in fossil fuels or the use of energy from renewable sources. Any amendments to such regulations will seriously undermine the profitability of our current and future projects, and it could also bear adverse material effects on our business, financial conditions and results. Some subsidy regimens set up for renewable energy generation have been challenged in the past for constitutional and other types of reasons (including benefit schemes that constitute State subsidies from the European Union) in some jurisdictions.

Annual Report 2013 / ABENGOA 284 Annual corporate governance report 03 In the event that all or part of our renewable energy generation subsidy regimens and incentive schemes were to be declared illegal in any jurisdiction in which we are operating, we could find ourselves in a condition of inability to efficiently compete with the non-conventional renewable and other kinds of energy or we could be unable to complete some ongoing projects. We are bound by excessive government regulations existing in a number of different jurisdictions, and our inability to comply with the existing regulations or requests or changes in the applicable regulations or requirements could bear negative impacts on our businesses, results of operations or on the financial and Regulations situation - Spain -Solar Regulatory Framework - Royal Decree Law 9/2013 Renewable energy production at our facilities is the object of various measures of tax reduction or tax incentives in the jurisdictions in which they operate. These tax incentives and reductions play important roles in the profitability of the projects that we execute. It is possible that in future part or all of said incentives may be suspended, reduced, may not be renewed, or may even be completely cancelled. If it comes to that, the profitability of the current plants and our ability to finance future projects may be negatively affected, which could bear adverse material effect on our businesses, financial conditions and results of operations. E.6 Explain the response and supervision plan for the most threatening risks of the entity. There is a specific action plan for each of the risks identified, which could encompass various departments of the company. Executive supervision of the company’s main risks is performed through the following committees: _ Risks Management Committees by Business Units. _ Critical Projects Committees. _ Risks Management Committees with the Executive. _ Projects Committee. _ Special Situations Committees.

Annual Report 2013 / ABENGOA 285 Annual corporate governance report 03 F. Internal risks monitoring and management systems in relation to the process of financial reporting (System of Internal Control over Financial Reporting). Describe the mechanisms entailed in the risks monitoring and management system in relation to the company’s financial reporting (System of Internal Control over Financial Reporting) process. F.1 The Company’s control environment Report, pointing out the main characteristics of at least: F.1.1. The bodies and/or functions in charge of: (i) the existence and maintenance of an appropriate and effective System of Internal Control over Financial Reporting; (ii) its introduction; and (iii) its supervision. The System of Internal Control over Financial Reporting, (hereinafter, SICFR), is part of Abengoa’s general system of internal control and is set up as a system prepared to provide reasonable assurance of the reliability of financial report published. The body in charge of it, pursuant to the Regulations of Abengoa’s Board of Directors, is the Board of Directors and, within it, the duty of supervision is conferred on the Audits Committee in accordance with the regulations thereof. Thus, the Board of Directors is in charge of setting up and maintaining a compulsory Audits Committee as inferred from Article 27 of the Bylaws of the Board of Directors. Accordingly, the duties that the Board entrusts to the Audits Committee entail, in relation to the SICFR, “the supervision of the process of elaborating and integrating the financial report regarding the company and, as the case may be, the group, revising the compliance with regulatory requirements”. Also, according to said article, the duties of the Board include “the regular revision of internal risks monitoring and management systems, to ensure appropriate identification, management and reporting of the main risks”. F.1.2. The following elements, if existing, especially in relation to the process of elaborating the financial report: _ Departments and/or mechanisms in charge of: (i) designing and revising the organizational structure; (ii) clearly defining the lines of responsibility and authority, with an appropriate distribution of duties and tasks; and (iii) ensuring the existence of sufficient procedures for its correct announcement through out the entity. As stipulated by the Board of Directors Regulations: · It is in charge of defining the structure of the Group of companies, on the proposal of the company’s chief executive, the appointment and possible dismissal of senior executives of Abengoa and other companies making up the group. · The core components of the board’s mission is to approve the company’s strategy and the organization required for its execution, and to ensure that management attains the objectives while pursuing the company’s interests and corporate purpose.

Annual Report 2013 / ABENGOA 286 Annual corporate governance report 03 · Through the relevant departments, the board of directors will strive for the correct and integral announcement of the relevant information of the company including but not limited to that related to the call for the general shareholders’ meeting, its agenda and contents of the proposed agreements, relevant facts, agreements signed by the last shareholders’ general meeting held, the internal regulations of corporate governance and Annual Report. The media for announcing will be the most adequate for ensuring that unrestricted announcements are made and in a timely manner, including the Company’s webpage. _ Code of conduct, body of approval, degree of publication and instruction, principles and values including (indicating whether there is specific mention of the recording of transactions and the elaboration of the financial report), body in charge of analysing breaches and of proposing the correct actions and sanctions. At Abengoa there is a code of ethics and professional conduct approved by the board of directors and available on the Intranet in both Spanish and English, which outlines the ethical and responsible behaviour that must be assumed in the execution of company activities and in managing the businesses, by the management team and all the professionals of Abengoa and its subsidiaries. Abengoa runs a continuous on-the-job training program in which courses are imparted on topics of Code of Conduct. It is compulsory for all employees to attend said courses and to show proof by signing attendance sheets, and the company ensures that all Abengoa employees have learned, received and understood said information. We are proud to mention that in 2013 we provided 1,864,251 hours of training in the whole Group (9,189 hours in Abengoa, SA), attended by 22,177 employees. Said Code of Conduct demands the following: · The highest standards of honesty and ethical behaviour, including appropriate and ethical procedures for dealing with actual or possible conflicts of interests between professional and personal relationships. · The most complete, just, precise, timely and intelligible communication in all periodical reports that Abengoa must submit to the organs of Administration or in all reports that may be made. · Compliance with the applicable laws, standards, rules and regulations. · The tackling of actual or possible conflicts of interests and the provision of orientation to ensure that employees, managers and board members report such conflicts to Abengoa. · The interruption of the poor use or poor application of Abengoa’s properties and business opportunities. · The maximum level of confidentiality and fair trade in and outside Abengoa. · The immediate internal reporting of any breach of said Code of Conduct and the appropriate reporting of all illegal behaviours. All information made public and all media releases deemed to be affecting Abengoa must first be approved by the board of directors or by the manager who may have been previously entrusted with performing such duty. Its appropriate follow-up is a source of profitability and security in the execution of the activities of Abengoa. Said regulations ensure the veracity and reliability of the financial report.

Annual Report 2013 / ABENGOA 287 Annual corporate governance report 03 The Board of Directors is in charge of, and, by virtue thereof, its Chairman, Committees set up, delegated committees or, as the case may be, Managers entrusted therewith, the classification of the breaches of the Common Management Systems. _ Whistleblowing channel, which enables reporting of irregularities of financial and accounting nature to the audits committee, in addition to possible breaches of the code of conduct and irregular activities in the organization. The reports may be filed in secrecy or anonymity. An important aspect of responsibility and transparency is to provide a mechanism by which any interested party may safely and secretly report irregularities, unethical or illegal conducts that, in his/her opinion, occur in the execution of the Company’s activities. In this manner and following the guidelines provided in section 301 of the Sarbanes-Oxley Act, the Audits Committee decided to establish specific procedures for: · The reception, safeguard and treatment of complaints or reports that the company may receive in relation to the accounting, internal monitoring of the accounting or auditing matters. · Employees of the company to be able to secretly or anonymously send information in good faith on the dubious or arguable policies of accounting and auditing. Towards that end, Abengoa has a double mechanism for receiving complaints or reports: · An internal channel, which is available to all employees, so that they can notify any alleged irregularity in accounting or audits or breaches of the code of conduct. The communication channel is by e-mail or ordinary mail. · An external channel, available to anyone outside the company, so that they can notify any alleged irregularities, fraudulent actions or breaches of Abengoa’s Code of Conduct through the web page (www.abengoa.com). _ Training programs and regular updates for the personnel involved in the preparation and revision of the financial report, as well as in the evaluation of the System of Internal Control over Financial Reporting, which should at least cover accounting regulations, auditing, internal risks monitoring and management. The Human Resources Management works together with the Economic-Financial Management to impart regular training, both internally and externally, to the personnel involved in the preparation of the Financial Statements of the Group. The training programs are fundamentally focused on the correct knowledge and update on the International Financial Reporting Standards (IFRS) and on the laws and other rules and regulations on the Internal Control over Financial Reporting (Common Management Systems). Both the Internal Audits Management and Global Risks Management keep themselves informed and up-to-date on the latest on Risks management and Internal Control, especially on Financial Reporting. During the 2013 financial year, the Departments related with the preparation, revision and reporting of financial information received various publications as updates to the accounting and financial standards, internal control and tax, including courses by internal experts in relation to the updating of accounting standards.

Annual Report 2013 / ABENGOA 288 Annual corporate governance report 03 F.2 Financial Reporting Risks Assessment At least reporting the following: F.2.1. What are the main characteristics of the process of identifying risks, including those of error or fraud, with regards to: Whether the process does exist and is documented. Abengoa has introduced a process for identifying and evaluating risks: the Universal Risks Model which is updated on regular basis. Said model enumerates the risks identified by the organization, classified into categories and sub-categories, assign indicators to each to enable them to measure their probability and impact and to define the degree to which they may be tolerated. And finally, the types of risks related with the accounting and the submission of the financial report, the management of debt and equity financing, planning and budgeting and the tax strategy of transactions: Whether the process covers the entire objectives of the financial reporting, (existence and occurrence; integrity; evaluation; presentation, breakdown and comparability; and rights and obligations), if updated and at what frequency. The URM is designed to cover all risks that are identified. Among them are a lot that refer to the preparation and submission of the financial report, accounting records, debt management and equity financing, planning and budgeting and the tax strategy of transactions: Identified risks are covered and mitigated by Abengoa’s internal monitoring system. All risks previously linked with the process by which the financial information is prepared are under control such that it may be guaranteed that the financial information appropriately adheres to the requirements of existence, occurrence, integrity, evaluation, presentation, breakdown and comparability. The existence of a process for identifying the consolidation perimeter, considering, among other things, the possible existence of complex corporate structures, instrumental or special purpose entities. The consolidation perimeter of Abengoa undergoes revisions during each quarterly closing. The Consolidation department is in charge of analysing companies that enter and exit said perimeter. Both the creation and acquisition of companies, as well as their sale or dissolution, are subject to internal authorization processes that permit the clear identification of all entries and exits to and from the consolidation perimeter. Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, reputation, environmental, etc.) in the manner in which they affect the financial statements. As already mentioned, the URM is the methodology for the identification, compression and evaluation of the risks that may affect Abengoa. The purpose is to obtain an integral vision of them, designing an efficient system of response that is in line with the business goals and objectives of the company. It is made up of 56 risks classified into 20 categories that are grouped into 4 large areas (financial risks, strategic risks, regulatory risks and operational risks). All risks of the model are evaluated based on two criteria: _ Probability of occurrence: Degree of frequency at which to be sure that a specific cause will expose Abengoa to an event with negative impact. _ Impact on Entity: Set of negative effects on the strategic goals and objectives of Abengoa.

Annual Report 2013 / ABENGOA 289 Annual corporate governance report 03 Which corporate governance body supervises the process? The financial information preparation process is the absolute responsibility of the Board of Administration. In accordance with the regulations of the administrative body, the financial information must first be certified by the Chairman of the Board and the Corporate Directors of the department of Consolidation and Internal Auditing before its presentation. Likewise, as set forth in section F.5 of this document, the Board of Directors entrusts the Audits Committee with the duties of supervising the system of internal control and monitoring which ensures that the preparation of the financial information strictly abides by the required standards. F.3 Control Activities Report pointing out the main characteristics of the following, if any, is at least include: F.3.1. Procedures for reviewing and authorizing the financial reporting and the description of the System of Internal Control over Financial Reporting, to be published at the stock market, indicating responsibilities, as well as the descriptive documents of cash flows and monitoring (even in connection with fraud risks) of the various types of transactions that could materially affect the financial statements, including the accounting closure proceedings and the specific revision of the judgements, estimates, evaluations and relevant projections. In accordance with the Board of Directors Regulations, the integrity and exactitude of the Annual Accounts presented to the Board of Directors for approval must first be certified by the Chairman of the Board of Directors and by the Director of the Department of Corporate Consolidation and Audits. When the Board of Directors receives the reports issued by the Corporate General Directorate and obtains the necessary clarifications, it must clearly and precisely declare that the contents of the Annual Accounts and the Management Report can be easily understood. The Board of Directors must ensure that that said documents depict the true state of the asset, the financial statement and the profit and loss outcome of the company, in conformity with the stipulations of the Law. Thus, the Board of Directors will decide on and take as many actions and measures deemed necessary to ensure the Company’s transparency on financial markets, promoting correct information on the prices of the Company’s shares, supervising financial-related information regularly made public and performing as many duties as may be required of the company’s status as a listed company. The process or structure effectively followed in certifying financial report, done on quarterly basis, reflects the manner in which financial report is generated at Abengoa. In said structure, the information to be reported is prepared by company heads, then revised by heads of the respective Business Units and by the respective Corporate areas heads who certify both the reliability of the financial report on the area under their charge –which is what they submit for consolidation at group level- as well as the effectiveness of the internal control system set up to reasonably ensure said reliability. Finally, the chairman and CEO, as the Topmost executive, and the directors of Internal Audits and Corporate Consolidation certify the reliability of the consolidated accounts to the Board of Directors in the quarterly Audits Committee. With the support of the Internal Audits management, said Committee supervises the entire certification process, and submits its conclusions from said analysis to the Board of Directors in the sessions in which the accounts will be officially signed. The information will then be published at the National Securities Exchange Commission (CNMV) once submitted to the Committee.

Annual Report 2013 / ABENGOA 290 Annual corporate governance report 03 _ At the close of the 2013 financial year there were ongoing claims and legal controversies filed by and against Abengoa and its group of companies, as a natural consequence of its business and of the economic and technical claims that parties to contracts often mutually file. _ Below is a summary of the most significant legal claims that, even though, in the opinion of the directors, it is not expected to jointly or severally bear any adverse material impacts on the consolidated financial statements, due to their nature, it is not easy to predict the final rulings: · In May 2000, Abengoa Puerto Rico SE, a subsidiary of Abengoa SA, filed a lawsuit against the Puerto Rican Electric Power Authorities (EPA) and liquidated the contract that both parties had signed in relation to an EPC Project for the construction of an Electricity Plant in Puerto Rico, in which the EPA was the Prime Contractor. Said lawsuit contained several claims like, among others, withholding of payments, unpaid invoices, loss of future benefits, damages and other costs, which reached approximately 40 million Dollars. · In reaction to the lawsuit filed by Abengoa Puerto Rico SE, the EPA filed an appeal, which it based on the contract, against Abengoa Puerto Rico SE and, at the same time, filed another lawsuit against and claiming the same amount from Abengoa and its insurer, American International Insurance Company of Puerto Rico. The EPA is claiming approximately 450 million Dollars. · On April 29, 2013, The European Commission initiated an inspection of the Parent Company Guarantee (PCG) and that of all the other companies that are directly or indirectly under its control, including that of Abengoa Bioenergy Trading Europe BV, with regards to the possibility of it participating in anti-competition agreements or in actions presumably aimed at the manipulation of the results of Platts’ equity appraisal value at the close of the day (CDD), as well as denying access to one or several companies to participate in the CDD value appraisal process. According to such European Commission decision, since 2002 there has been the suspicion that anti-competition behaviours may be occurring or that companies may have entered agreements and/or may be specifically coordinating their actions and that various markets that utilize the CDD method of reporting Platts’ price may be involved, including the biofuels market. Our understanding is that the investigation is still at the preliminary stages and that the European Commission has not yet instigated any formal legal proceedings. Abengoa SA believes that both the company itself as well as the members of the Group implicated (including Abengoa Bioenergy Trading Europe BV) have always acted in conformity with the applicable laws in matters of competition. Even though we are actively cooperating with the European Commission in said investigation, It is not possible for us to predict the final ruling of any legal proceedings that may be instigated in relation with the object of the investigation. _ The legal consultants department of Abengoa SA meet regularly in committees with the different legal consultants of the various subsidiaries of Abengoa to be informed of the legal situations of ongoing litigations and later they report to the Chairman’s office where subsequent discussions are held during the Board of Directors meetings on the situations of the most significant conflicts.

Annual Report 2013 / ABENGOA 291 Annual corporate governance report 03 F.3.2. Policies and procedures of internal control of information systems (especially on safety and security of access, monitoring of changes, operating them, operational continuity and separation of functions) that back the entity’s relevant processes with regards to the elaboration and publication of the financial report. Among the controls studied for mitigating or managing the risks of error in financial reporting are those related to the most relevant computer applications, like controls relating to user access permissions or to the integrity of information transfer between applications. In addition, Abengoa follows guidelines or standards and procedures of internal control over information systems in relation to acquiring and developing software, acquiring systems infrastructure, installing and testing software, managing changes, managing service levels, managing services performed by third parties, systems security and access to them, managing incidents, managing operations, the continuity of operations and the segregation of functions. Said guidelines and procedures -which in some cases are different based on geographical scope and which are in the process of gradual homogenization- are applied to all information systems including those that house the relevant processes of the generation of financial report, and to the infrastructure necessary for its functioning. In geographies where Abengoa operates, the entire internal network of computer infrastructure is controlled by a Department of internal professionals who are charged with defining and executing the group’s IT and telecommunications strategy, as well as user support, systems operation and IT security. Abengoa has an Internet Technology (IT) security system in place that envisages the recovery of relevant information in the event of a system crash. Said security system is managed through the aforementioned internal IT Department. F.3.3. Policies and procedures of internal control aimed at supervising the management of activities sourced out to third parties, including the aspects of evaluation, calculation or assessment entrusted to independent experts, which could materially affect the financial statements. In general terms, Abengoa does not retain third party subcontractors to perform significant tasks that directly affect financial reporting. Third-party assigned assessments, evaluations or calculations that could materially affect the financial statements are considered activities deemed relevant for generating financial report that may lead, as the case may be, to the identification of risks of priority errors, thus implying the designing of associated internal controls. Abengoa has a method of approval through an authorization that grants Executive support which, among other things, must be acquired by the Department that needs to outsource a service. Such contracts are subject to reviews before being signed, including their analysis and internal approval of the fundamental hypothesis to be used.

Annual Report 2013 / ABENGOA 292 Annual corporate governance report 03 F.4 Information and Reporting Report pointing out the main characteristics of at least: F.4.1. A specific function entrusted with defining, maintaining accounting policies updated (area or department of accounting policies) and resolving doubts and conflicts derived from their interpretation, maintaining constant communication with those in charge of the transactions in the organization, keeping the accounting policies manual updated and reporting to the units through which the entity operates. Abengoa operates with an Accounting Policies Manual. Said manual establishes the accounting policies criteria that must be observed when the company is preparing the financial report using the financial reporting framework established by the International Financial Reporting Standards adopted by the European Union. The manual is available to all employees of Abengoa. Said manual, is also subject to regular updates for the purpose of including all new applicable rules and regulations. The department of Consolidations and Accounting Policies is responsible for updating the manual which was last updated during the 2012 financial year. F.4.2 Mechanisms for gathering and preparation of financial information in standard format, application and use by all units of the entity or the group, supporting key financial statements and notes, as well as detailed information about the SCII. All the entities that make up Abengoa’s consolidated group use the same tools and applications for financial reporting, regardless of whether the information system isused to keep the accounting records. Said tools, regularly supervised by the Consolidation Department, ensure that the financial information reported by companies is complete, reliable and consistent. Thus, the information reported during the closing of financial year includes all breakdowns deemed necessary for the preparation of consolidated financial statements and their explanatory notes. F.5 System Operation Supervision Report, pointing out the main characteristics of at least: F.5.1. The activities of supervising the System of Internal Control over Financial Reporting performed by the audits committee, and of whether the entity has an internal audits system that is empowered to support the committee in supervising the internal monitoring system, including the SICFR. Also provide information on the scope of the assessment of the SICFR performed during the financial year and on the process by which the head of the assessment reports the results, whether the entity has an action plan that outlines the possible corrective measures, and whether its impact on the financial reporting has been considered. The Board of Directors is in charge of ensuring the appropriate registration of the operations in the accounting records, of maintaining a structure of internal control and accounting for the purpose of preventing and detecting errors and irregularities. In accordance with the Board of Directors Regulations, the Audits Committee is entrusted with the following duties: _ To report on the Annual Accounts, as well as on the quarterly and half-yearly financial statements that must be issued to the regulatory or supervisory bodies of the securities markets, with express mention of the internal control systems, verification of compliance and monitoring through internal audits and, when applicable, on the accounting criteria applied.

Annual Report 2013 / ABENGOA 293 Annual corporate governance report 03 _ To supervise the preparation process and the integrity of the financial report on the company and, if applicable, the group, and to verify compliance with regulatory requirements, the appropriate boundaries of the scope of consolidation and the correct application of Accounting principles. _ Frequently review the systems for the internal monitoring and risks management, so that the main risks are identified, managed and properly disclosed. _ Supervise and ensure the independence and effectiveness of the duties of internal audits and supervising them, with full access to said audits, propose the selection, appointment, reselection and dismissal of heads of internal audits, propose the budget for said unit, and set the salary scale of its Director; obtain regular information on the activities and the budget of the unit; and ensure that the senior management considers the conclusions and recommendations in its reports. The Audits Committee’s functions include the supervision of the internal audits service and obtaining information on the financial reporting process, the internal control systems and on the risks for the company. On the other hand, with regards to the supervision of the internal controls system, the goals of the duty of internal audits are as follows: _ To prevent the group companies, projects and activities from exposure to audits risks such as fraud, capital losses, operational inefficiencies and, in general, any risks that may affect the healthy running of the business. _ To ensure the continuous application of the standards, appropriate procedures and efficient management in accordance with the Common Management Systems. The Internal Audits Department of Abengoa The internal audits service originated as an independent global function, reporting to the audits committee of the board of directors, with the principal objective of supervising Abengoa’s internal monitoring and significant risk management systems. Abengoa’s internal audit service is structured around the joint audit services, which act in coordination. To ensure the performance of its functions while executing its activities, its structure is based on multidisciplinary teams, formally organized by geographical areas, working under a single annual plan of activities and sharing the execution of their tasks and duties on the basis of qualifications, ensuring that their performance are in line with the best international practices. The team of internal auditors is comprised of 49 professionals, scattered amongst the various business units. The following are the characteristics of the team: _ The average age an internal auditor in Abengoa is currently at approximately 31 yrs _ The male and female percentage is 60% and 40% respectively. _ Professional experience averages around 7 years. Approximately 75% of the auditors have previous experience from one of the Big4 external auditing firms. The characteristics of the internal auditors of Abengoa shows the company’s commitment to only engaging qualified personnel to perform the auditing duties. Abengoa’s internal auditors are intimately tied to the culture of the service in the performance of their activities and to their involvement with the business project they execute with the main aim of creating value for the organization.

Annual Report 2013 / ABENGOA 294 Annual corporate governance report 03 The general goals of internal auditing are as follows: _ To prevent the group companies, projects and activities from exposure to audits risks such as fraud, capital losses, operational inefficiencies and, in general, any risks that may affect the healthy running of the business. _ To ensure the continuous application of the standards, appropriate procedures and efficient management in accordance with the Common Management Systems. _ To create value for Abengoa and its business units, promoting the construction and maintenance of synergies and the monitoring of optimal management practices. _ To coordinate work criteria and approach with the external auditors, seeking the most efficiency and profitability of both functions. _ Analysis and processing of the complaints received through whistle-blowing and reporting the conclusions of the work performed to the Audit Committee. _ To evaluate the companies’ audit risk following an objective procedure. _ To develop Work Plans using scopes that are convenient for each different situation. Evaluation of the Internal Audit Service During the 2011 financial year, Abengoa terminated an independent evaluation procedure for auditing based on the standards of the Institute of Internal Auditors. The purpose of the evaluation was to analyse the organization, the processes and performance in the field of internal audits, in order to set the parameters for improving the effectiveness and efficiency of auditing so as to be able to deal with an increasingly competitive and regulatory environment. The assessment of internal auditing is structured around three key elements: _ Mission of the internal auditors to comply with Abengoa’s expectations and requirements. _ Professionals of the Internal Audit Service _ Infrastructures and operations used by the internal auditors to perform their work. Following the work performed by an independent expert the report concluded that Abengoa’s internal auditors is in line with the international standards for the professional practice of internal auditing, of the Institute of Internal Audit (IIA). F.5.2. Whether there is a discussion procedure by which the accounts auditor (pursuant to the stipulations of the NTA), the function of the internal audits and other experts may report the significant weaknesses identified in the internal monitoring during the revision of the financial statements or all the others entrusted to them to the top management and to the audits committee or to the directors of the entity. Also report whether there is an action plan for correcting or mitigating the weaknesses uncovered. The Internal Audits’ office regularly informs the senior management and audits committee on the weaknesses identified in internal control in revisions performed on the processes during the financial year, and on the introduction of the action plans put in place to ensure the mitigation of said weaknesses. On the other hand, the accounts auditor of the group retains direct access to the group’s senior management, holding regular meetings both to obtain the information necessary for the execution of its duties as well as to report on the weaknesses detected in (internal) control during the auditing. The external auditors will issue the economic and financial director and the audits committee an annual report detailing the weaknesses it detected in the internal control while performing its duties.

Annual Report 2013 / ABENGOA 295 Annual corporate governance report 03 F.6 Other Information of Interest The external auditors issued five (5) reports during the 2013 financial year. They are integrated into the Annual Report: _ Audit report on the Group’s consolidated financial statements, as required by the Laws in vigour. _ Voluntary audit report on internal audit compliance under PCAOB (Public Company Accounting Oversight Board) standards, as required under section 404 of the Sarbanes-Oxley Act (SOX) _ Voluntary reasonable assurance audit report on the Corporate Governance Report, being the first Spanish listed company to obtain a report of this nature. _ Voluntary reasonable assurance audit report on the Corporate Social Responsibility Report Issued by KPMG, Auditores, SL. _ And voluntary audit report on the design of the Risk Management System following the ISO 31000 Standards and Specifications. F.7 Report from the External Auditor Report: F.7.1. Whether the external auditor revised the SICFR information issued to the markets and, if so, the entity must include the corresponding report as annex. Otherwise, if that is not the case, the entity must provide its reasons. Abengoa applies all the rules and regulations dictated by the (CNMV) Stock Market Authorities. This fact implies that for the past five financial years Abengoa has been strictly complying with the reference indicators included in the document of the CNMV’s “Systems of Internal Control over Financial Reporting. Since 2007, Abengoa has voluntarily submitted its Internal Control Systems to an external evaluation that concludes with the issuance of an audit opinion under the PCAOB standards, and to audits to ascertain compliance with section 404 of the Sarbanes-Oxley Act (SOX). The auditor of the individual and consolidated annual financial statements of Abengoa, for the financial year ending December 31, 2013, is Deloitte S.L. which is also the Group’s main auditor. G. Degree to which corporate governance recommendations are followed Indicate the degree to which the company follows the recommendations of the Unified Good Governance Code. In the event that a recommendation is not or is only partially followed, the entity should include detailed explanation of its reasons such that the shareholders, investors and the market in general, are provided with sufficient information to assess the performance of the company. Explanations of general nature shall not be acceptable. _ 1. The bylaws of listed companies should not limit the votes that can be cast by a single shareholder, or impose other obstacles to impede the takeover of the company by means of share purchases on the market. See section: A.10, B.1, B.2, C.1.23 and C.1.24 Compliant.

Annual Report 2013 / ABENGOA 296 Annual corporate governance report 03 _ 2. When a parent and a subsidiary company are listed, both should provide detailed disclosure on: · a) Their respective types of activities, and any business dealings between them, including between the listed subsidiary and other companies in the group; · b) The mechanisms in place to resolve possible conflicts of interest. See sections: D.4 and D.7 Compliant. _ 3. That even when not expressly required under Commercial Law, all decisions involving a fundamental corporate restructuring, especially the following, is submitted to the Shareholders for approval or ratification: · a) The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating previous core activities of such company to subsidiaries, even if the latter retains full control of the former; · b) Any acquisition or transfer of key operating assets that would effectively alter the company’s corporate purpose; · c) Operations that effectively amount to the company’s liquidation. See sections: B.6 Partially compliant. The company has not incorporated this regulation into its internal rules (bylaws) as a provision, which does not prevent compliance thereof in practice with said Recommendation. _ 4. Detailed proposals of the resolutions to be adopted at the General Meeting of Shareholders, including the information stated in recommendation 28, should be made available at the same time the meeting is convened. Compliant. _ 5. Substantially independent issues should be voted separately at the General Meeting of Shareholders, in order for shareholders to be able to exercise their voting preferences separately. And that said rule applies, particularly: · a) To the appointment or ratification of directors, with separate voting on each candidate; · b) To amendments to the bylaws, with votes taken on all materially different articles or groups of articles. Compliant. _ 6. Companies should allow split votes, so that financial intermediaries acting as nominees on behalf of various clients can issue their votes according to instructions. Compliant. _ 7. The board of directors should perform its duties with unity of purpose and criteria independence, giving all the shareholders the same treatment, allowing itself to be guided only by the company’s interests, which means striving to maximise its economic value in a sustainable manner. It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; performing its obligations and contracts in good faith; respecting the customs and good practices of the sectors and territories in which it operates; and upholding any additional social responsibility principles to which it may have voluntarily subscribed. Compliant.

Annual Report 2013 / ABENGOA 297 Annual corporate governance report 03 _ 8. The core components of the board’s mission should be to approve the company’s strategy and the organization required for its execution, and to ensure that management attains the objectives while pursuing the company’s interests and corporate purpose. As such, the board fully reserves the right to approve: · a) The company’s general policies and strategies, and in particular: _ The strategic or business plan, management targets and annual budgets; _ Investment and financing policy; _ Design of the structure of the corporate group; _ Corporate governance policy; _ Corporate social responsibility policy; _ Senior staff performance remuneration and evaluation policy; _ Risk control and management policy, and the regular monitoring of internal information and monitoring systems _ Dividend and treasury stock policies and especially limits See sections: C.1.14, C.1.16 and E2 · b) The following decisions: _ On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses. _ Remuneration of board members, including, in the case of executive members, the additional considerations for their executive duties and other contract conditions. _ The financial information that all listed companies must periodically disclose. _ All kinds of investments or operations deemed strategic due to their huge amount or special characteristics, except if they require the approval of the General Meeting of Shareholders; _ The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other comparable transactions or operations with complexities that might impair the transparency of the group. · c) Transactions which the company conducts with board members, significant shareholders, shareholders with board representation or with other associated persons (“associated transactions”). However, board authorization need not be required for associated transactions that simultaneously meet the following three conditions: _ 1. They are governed by standardized agreements that are applied on an across-theboard bases to large numbers of clients; _ 2. They go through at market rates, generally set by the person supplying the goods or services; _ 3. Their amount is no more than 1 % of the company’s annual revenues. It is advisable that the Board approves associated transactions only if the audits committee issues a favourable report or, as the case may be, any other committee assigned to that function; and that the board members involved may neither exercise nor delegate their voting rights, and should be excused from the meeting while the board deliberates and votes.

Annual Report 2013 / ABENGOA 298 Annual corporate governance report 03 Ideally, with the exception of the powers outlined in b) and c), which may be delegated to the executive committee in emergencies and later ratified by the plenary session of the Board of Directors, the above powers should not be delegated. See sections: D.1 and D.6 Compliant. _ 9. In the interests of maximum effectiveness and participation, the board of directors should consist of no fewer then five and no more than fifteen members. See section: C.1.2 Compliant. _ 10. External proprietary and independent board members should occupy an ample majority of board sits, while the number of executive board members should be cut down to the minimum necessary bearing in mind the complexity of the corporate group and the percentage of ownership the executive board members hold in the equity. See sections: A.3 and C.1.3 Compliant. _ 11. That among the external board members, the relation between proprietary and independents members should match the proportion between the capital represented on the board by proprietary board members and the rest of the company’s capital. This strict proportional criterion can be relaxed so that the weight of proprietary board members is greater than would correspond to the total percentage of capital represented: · In companies with very large capitals in which fewer or no equity stakes exceed the legal threshold of significant shareholdings, but where there may be shareholders with considerable sums actually invested. · In companies with plurality of shareholders represented on the board but not otherwise related. See sections: A.2., A.3 and C.1.3 Explanation. Abengoa increased the number of proprietary board members on its board due to an investment agreement signed with First Reserve Corporation, on November 4, 2011. Claudio Santiago Ponsa was appointed board member of Abengoa on the request of First Reserve Corporation by virtue of the agreement reached with Inversión Corporativa on November 9, 2011, in their capacity as shareholders of Abengoa, within the framework of the investment agreement signed between Abengoa and First Reserve Corporation, aforementioned, relating to the proposal, appointment, ratification, re-selection or replacement of a board member to represent First Reserve Corporation, of which this Committee was notified. _ 12. The number of independent members should represent at least one third of all board members. See epigraph: C.1.3 Explanation.

Annual Report 2013 / ABENGOA 299 Annual corporate governance report 03 Contrary to what the company has always done until now, complying with the recommendations of corporate good governance, the number of independent board members went below a third of the total of board members due to the appointment of Mr. Claudio Santiago Ponsa as proprietary board member by virtue of the agreement signed with Inversión Corporativa on November 9, 2011, in the capacity as shareholders of Abengoa, and the resignation of Mr. Carlos Sebastian Gascón as independent board member of Abengoa. _ 13. The condition of each board member should be explained at the general meeting of shareholders, which shall appoint or ratify its appointment, with confirmation or, as the case may be, review in the Annual Corporate Governance Report, before verification by the appointments committee, and that said report should also disclose the reasons for appointing proprietary members at the urging of shareholders with less than 5 % of the capital, explaining any rejections of formal requests for a place on the Board of Directors issued by shareholders with capital equal to or greater than that of others whose requests for proprietary members may have been accepted. See sections: C.1.3 and C.1.8 Compliant. _ 14. In the event that female board members are few or non existent, the Board should state the reasons for this situation and the correction measures implemented; in particular, the Appointments Committee should take steps to ensure that: · a) the process of filling board vacancies has no implicit bias against female candidates; · b) the company makes a conscious effort to include females in the target profile among the candidates for board places. See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 and C.2.4 Compliant. _ 15. The Chairman, as the person responsible for the proper operation of the board, should ensure that members are supplied with sufficient information in advance of board meetings, and should encourage debates and the active involvement of all members, safeguarding their rights to freely express opinions and take stands; he should organise and coordinate regular assessments of the board and, if appropriate, the company’s chief executive, along with the chairmen of the relevant board committees. See sections: C.1.19 and C.1.41 Compliant. _ 16. In the event that the board chairman is also the company’s chief executive, an independent board member should be empowered to convene board meetings or to include new items on the agenda; to coordinate and voice the concerns of external board members; and to lead the board’s evaluation of its chairman. See section: C.1.22 Explanation. There are currently fifteen members on the board of directors. The Board of Directors Regulations governs the composition, functions and internal organization of the governing body. The company also has an Internal Code of Conduct that bounds the board of directors, the senior management and all other employees deemed affected, by virtue of the positions or powers that they hold in matters relating to the Stock Market. The regulations of the general meetings of the shareholders govern the formal aspects and the internal system for the meetings of shareholders. Lastly, the board of directors

Annual Report 2013 / ABENGOA 300 Annual corporate governance report 03 is assisted by its audits committee and the appointments and remunerations committee, both of which have their own respective internal regulations. All the rules and regulations, set forth in the consolidated text of the company’s Internal Good Governance Rules, are available on the company’s website at www.abengoa.es and wwww.abengoa.com. Since it was formed, the appointments and remunerations committee has been analysing the structure of the company’s governing body and adapting it to the recommendations of corporate governance, especially to the historic and special configuration of said bodies within Abengoa. In February 2007, based on this analysis, the committee recommended the creation of the post of coordinating director, and the elimination of the Advisory Board of the Board of Directors. The first measure was in order to incorporate the most recent corporate governance recommendations made in Spain in 2006; the second, because it was deemed that said Advisory Board had already performed the duty for which it was originally created and that its coexistence with the corporate bodies could lead to conflicts of power. Both proposals were approved at a meeting of the Board of Directors held in February 2007 and at the General Meeting of Shareholders on April 15 of the same year, appointing Prof. José B. Terceiro in representation of Aplicaciones Digitales S.L., as coordinating board member, in his capacity as independent on that date. On a final note, in October 2007 the committee proposed that the board accepts the resignation of Mr. Javier Benjumea Llorente from his post as Deputy Chairman and revokes his delegated powers, and that the board accepts the appointment of a new natural person to represent Abengoa and Focus-Abengoa Foundation in entities or companies where representation is required. The committee then decided to revisit the study of the number and characteristics of the Deputy Chairman of the board of directors within the current structure of governing bodies. As a result, the committee thought it necessary to restrict the powers of the Deputy Chairman of Abengoa to those conferred under the Spanish Corporations Act as regard the organic representation of the company on the one hand, and as balance to the Chairman’s functions on the board of directors, on the other. Thus, it was considered that the coordinating board member – with the functions assigned by the resolutions of the board of directors (February 2007) and the general meeting of shareholders (April 2007) – was the ideal figure, given the corporate governance recommendations and the company structure, as well as the composition and diversity of its directors. The coordinating board member has already been entrusted with the task of coordinating the concerns and motivations of the other board members, and empowered to convene board meetings and to include new items on the agenda. In its role as the visible protector of the interests of the Board members, it holds more of a de facto than of a de jure kind of representation on the Board, such that it seemed appropriate to confirm and expand this representation by making the post both institutional and organic. For the reasons outlined above, the committee proposed Aplicaciones Digitales, S.L. (Aplidig, represented by Prof José B. Terceiro Lomba), the current coordinating director, as the new Executive Deputy Chairman to the Board of Directors. In addition, and within the functions of organic representation, the executive deputy chairman, jointly with the chairman of the board of directors, has been put forward as the physical representative of Abengoa, in its capacity as the Chair of the Board of the Focus-Abengoa Foundation, as well as in any other foundations and institutions in which the company is or should be represented. In view of the above, on December 10, 2007, the board of directors agreed to appoint Aplicaciones Digitales, S.L. (represented by Prof José B. Terceiro Lomba), the current coordinating director, as Executive Deputy Chairman of the Board of Directors, and the independent board members gave their unanimous consent to retaining his position as coordinating board member in spite of his new appointment as Executive Deputy Chairman. In addition, and within the functions of organic representation (conferred through a power of attorney granted by the board of directors on July 23, 2007), the Executive Deputy Chairman, together with the Chairman of the Board of Directors, was proposed as joint physical representative of Abengoa, in his capacity as the Chair of the Board of Focus-Abengoa Foundation, and of any other foundations and institutions in which the company is or should be represented.

Annual Report 2013 / ABENGOA 301 Annual corporate governance report 03 _ 17. That the board secretary should take care to ensure that the board’s actions: · a) Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies; · b) Are in conformity with the company Bylaws and the Regulations of shareholder Meetings, the Board of Directors and any others in the company; · c) Complies with the recommendations on good governance set forth in the Unified Code that the company may have accepted; And that in order to safeguard the independence, impartiality and professionalism of the secretary, its appointment and termination should be proposed by the appointments committee and approved by the plenary session of the board of directors; and that said appointment and termination procedure be included in the Regulations of the board of directors. See section: C.1.34 Compliant. _ 18. The board should meet with the necessary frequency to properly perform its functions, following a calendar and a program scheduled at the beginning of the year, to which each board member may propose the addition of other items. See section: C.1.34 Compliant. _ 19. The absences of board members should be reduced to the bare minimum and quantified in the Annual Corporate Governance Report. If board members have no choice but to delegate their votes, such delegation should be with instructions. See sections: C.1.28, C.1.29 and C.1.30 Compliant. _ 20. If board members or the secretary express concerns about a proposal or, in the case of board members, about the company’s performance, and such concerns are not resolved at the board meeting, the person expressing the concerns may request that the concerns be recorded in the minute book. Compliant. _ 21. The plenary session of the board should evaluate the following once a year: · a) The quality and efficiency of the board’s operation; · b) The level of performance of the company’s chairman and chief executive based on the report that may be submitted by the appointments committee; · c) The performance of committees based on reports that they provide. See section: C1.19 and C1.20 Compliant. _ 22. All board members may act on the rights to gather and obtain additional information deemed necessary on matters within the board’s powers, and unless the bylaws or the board regulations indicate otherwise, the requests for such shall be addressed to the board chairman or secretary. See section: C.1.41 Compliant.

Annual Report 2013 / ABENGOA 302 Annual corporate governance report 03 _ 23. All board members should be entitled to call on the company for the required advice and guidance necessary for the performance of their duties and the company should provide the appropriate channels for the exercise of such right, which, in special circumstances, shall include external assistance at the company’s expense. See section: C.1.40 Compliant. _ 24. Companies should set up orientation programmes that may provide new board members with quick and sufficient knowledge of the company and its corporate governance rules and regulations and should also offer knowledge updating programs to board members whenever deemed advisable by the circumstances. Compliant. _ 25. Companies should insist that board members devote sufficient time and effort to the performance of their duties effectively, and, as such: · a) board members should apprise the appointments committee of any other professional obligations that could possible interfere with the dedication required from them; · b) and companies should establish rules about the number of boards on which their board members can sit. See sections: C.1.12, C.1.13 and C.1.17 Compliant. _ 26. The board should first approve any proposal submitted to the shareholders’ general meeting for the appointment or renewal of board members, including provisional appointments by co-optation: · a) On the proposal of the appointments committee, in the case of independent board members. · b) Subject to report from the appointments committee in all other cases. See section: C.1.3 Compliant. _ 27. Companies should post the following information about the board members on their websites, and keep them permanently updated: · a) Professional experience and background; · b) Other boards on which board member sits, whether listed company or not; · c) Indicate the category of the board member, pointing out, in the case of proprietary members, which shareholder they represent or to whom they are linked. · d) The date of their first and subsequent appointments as members of company’s board of directors, and; · e) Shares held in the company and whether said shares are subject to any options. Compliant. _ 28. Proprietary board members should resign if the shareholders they represent entirely dispose of such shares. They should also resign if such shareholders reduce their stakes, thus losing the corresponding entitlement to proprietary board membership. See sections: A.2. A.3 and C.1.2 Compliant.

Annual Report 2013 / ABENGOA 303 Annual corporate governance report 03 _ 29. The board of directors should not propose the removal of independent board members before their tenure expires as mandated by the bylaws, except in the event of just cause, deemed by the board, after the Appointments Committee issues a report. Specifically, just cause shall be understood as board member acting in breach of his/her fiduciary duties or incurring in any of the circumstances that may lead to his/her losing the condition of independent, pursuant to the stipulations of Order ECC/461/2013. The removal of independents may also be proposed when a takeover bid, merger or similar corporate transaction produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in recommendation 11. See sections: C.1.2, C.1.9, C.1.19 and C.1.27 Compliant. _ 30. Companies should establish rules obliging board members to report of and, as the case may be, to resign in any circumstance that might damage the company’s name or reputation and, in particular, obliging them to inform the Board of Directors of all criminal cases in which they may be named as accused and the progress of any subsequent trials. Upon the indictment or trial of any director for any of the crimes outlined in Article 124 of the Spanish Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the annual corporate governance report. See sections: C.1.42, C.1.43 Compliant. _ 31. All board members should express clear opposition against any proposals submitted for the board’s approval which, they deem, might damage the corporate interest. Particularly, independent and other board members, unaffected by the possible conflicts of interest, should challenge any decision that could go against the interests of shareholders not represented on the board. In the event that the board takes significant or reiterated decisions against which a board member may have expressed serious reservations, said board member set out the pertinent conclusions and, if he/she decides to resign, he/she should explain the reasons in the letter referred to in the next recommendation. The terms of this recommendation also applies to the board secretary although not officially a board member. Compliant. _ 32. Board members who give up their position before their tenure expires, by resignation or otherwise, should state the reasons in a letter remitted to all board members. Regardless of whether such resignation is filed as a significant event, the reason must be explained in the annual corporate governance report. See section: C.1.9 Compliant. _ 33. Executive board members should be remunerated in portions of the shares of the company or of companies of the group, share options or other share-based instruments, variable remunerations linked to the company’s performance or forecast systems.

Annual Report 2013 / ABENGOA 304 Annual corporate governance report 03 This recommendation shall not include the allocation of shares if board members are obliged to retain them until the end of their tenure. Compliant. _ 34. The remuneration of external board members should sufficiently compensate for the dedication, abilities and responsibilities that the post entails, but not to the extent of compromising their independence. Compliant. _ 35. Remuneration linked to company earnings should consider the possible deductions reflected in the external auditor’s report and should reduce said results. Compliant. _ 36. In the case of variable compensations, remuneration policies should include the technical safeguards necessary to ensure that such remunerations reflect the professional performance of the beneficiaries and not simply the general progress of the markets or of the company’s sector, or of similar circumstances. Compliant. _ 37. In the event that the company has an Executive Committee, the structure of shares of the different categories of members should be similar to that of the Board itself, and its secretary should be like that of the board. See sections: C.2.1 and C.2.6 Not Applicable. _ 38. The board should always be granted first-hand knowledge of issues dealt with and decisions taken by the Executive Committee and each board member should receive a copy of the minutes of the executive committee. Not Applicable. _ 39. In addition to the Audit Committee required by the Securities Market Act, the Board of Directors should also create a committee, or two separate committees, for appointments and remunerations. The rules governing the composition and operation of the audits committee and the appointments and remunerations committee or committees should be set forth in the Board Regulations, and should include: · a) The board of directors should appoint the members of such committees considering the knowledge, aptitudes and experience of the directors and the duties of each committee; decide on their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first plenary board following each meeting; · b) These committees should consist exclusively of external board members, with a minimum of three. That notwithstanding, executive board members or senior officers may also attend meetings, for information purposes, at the committees’ invitation. · c) Committees should be chaired by independent board members. · d) External consultants may be engaged if deemed necessary for the performance of their duties. · e) Minutes should be recorded of their meetings and copies of such sent to all board members. See sections: C.2.1 and C.2.4 Partially compliant

Annual Report 2013 / ABENGOA 305 Annual corporate governance report 03 Except for section b) above, all requirements are duly met. With regards to the presence of an executive board member on the appointments committee we refer to Recommendation 54 (because of his knowledge and experience in matters of Accounting and Auditing). _ 40. The supervision of compliance with the internal codes of conduct and corporate governance regulations should be entrusted to the Audits Committee, Appointments Committee or, if separately existing, Compliance or Corporate Governance committees. See sections: C.2.3 and C.2.4 Compliant. _ 41. All members of the audits committee, particularly its chairman, should be appointed bearing in mind their knowledge and background in Accounting, Auditing and Risk Management. Compliant. _ 42. Listed companies should have an internal audits function, under the supervision of the audits committee, to ensure the proper operation of internal reporting and monitoring systems. Compliant. _ 43. The head of internal audits should submit an annual work plan to the Audits Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year. Compliant. _ 44. Risk monitoring and management policy should at least specify: · a) The different types of risk (operational, technological, financial, legal, reputationoriented) to which the company may be exposed, including those of financial or economic, contingent liabilities and other off-balance-sheet risks; · b) The determination of the level of risk deemed acceptable to the company; · c) Measures in place to mitigate the impact of risk events should they occur; · d) The internal reporting and monitoring systems to be used to monitor and manage the aforementioned risks, including contingent liabilities and off-balancesheet risks. See sections: E Compliant. _ 45. The audits committee’s role should be: · 1st Regarding internal monitoring and reporting systems: _ The main risks identified as consequence of the supervision of the efficacy of the company’s internal monitoring and internal audits, as the case may be, should be managed and appropriately disclosed. _ Monitor the independence and efficacy of the internal auditing; propose the selection, appointment, re-election and removal of the head of internal audits; propose the department’s budget; receive regular feedbacks on its activities; and verify that senior management is acting on the findings and recommendations of the reports. _ Establish and supervise a mechanism whereby staff can confidentially and, if necessary, anonymously report any irregularities detected in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the company.

Annual Report 2013 / ABENGOA 306 Annual corporate governance report 03 · 2nd With regards to the external auditor: _ To be regularly informed by the external auditor on the progress and findings of the auditing plan and to ensure that senior management act on its recommendations. _ To make sure the external auditor remains independent and, for that purpose: · The company should notify the CNMV of any change of auditor as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same. · The Committee should investigate the issues giving rise to the resignation of any external auditor. _ In the case of groups, the Committee urges the group auditor to take on the auditing of all component companies. See sections: C1.36, C.2.3, C.2.4 and E.2 Compliant. _ 46. The audits committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer. Compliant. _ 47. The audits committee should inform the board on the following points from recommendation 8 before the board takes any of the relevant decisions: · a) The financial information that all listed companies must periodically disclose. The committee should ensure that interim statements are drawn up under the same Accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review. · b) The creation or acquisition of shares in special purpose entities or entities resident in countries or territories considered tax havens, and any other analogous transactions or operations which, due to their complexity, might impair the transparency of the group. · c) Transactions that are linked, except where their scrutiny is entrusted to some other supervision and monitoring committee. See sections: C.2.3 and C.2.4 Compliant. _ 48. The board of directors should seek to present the financial statement to the Shareholders during the General Meeting without reservations or qualifications in the audits report. Should such reservations or qualifications exist, both the Chairman of the Audits Committee and the auditors should clearly inform the shareholders on said reservations or qualifications. See section: C.1.38 Compliant. _ 49. The majority of the members of the Appointments –or Appointments and Remunerations Committee if only one exists– should be independent board members. See section: C.2.1 Compliant. _

Annual Report 2013 / ABENGOA 307 Annual corporate governance report 03 _ 50. In addition to the functions listed in the preceding recommendations, the Appointments Committee should be responsible for the following: · a) Evaluating the necessary abilities, knowledge and experience on the Board, consequently defining the roles and capabilities required of the candidates to fill each vacancy, and deciding on the time and dedication necessary for them to properly perform their duties. · b) Appropriately examining or organizing the succession of the chairman and chief executive and, where necessary, making recommendations to the Board for said succession to proceed in a planned and orderly manner. · c) Reporting on the appointments and removals of senior staff that the chief executive may propose to the board. · d) Reporting to the board on the gender diversity issues discussed in recommendation 14 of this code. See section: C.2.4 Compliant. _ 51. The appointments committee should consult the company’s chairman and chief executive on especially matters relating to executive board members. Any board member may suggest possible candidates to the Appointments Committee if it deems fit, for filling out vacancies on the board of directors. Compliant. _ 52. In addition to the functions listed in the preceding recommendations, the Remunerations Committee should be responsible for the following: · a) Making the following proposals to the Board of Directors: _ The remuneration policy for board members and senior management; _ The remuneration and other contractual conditions of individuals of the executive board members; _ The standard conditions for senior officer employment contracts. · b) Oversee compliance with the remuneration policy set by the company. See sections: C.2.4 Compliant. _ 53. The remunerations committee should consult the company’s chairman and chief executive on especially matters relating to executive board members and senior management. Compliant.

Annual Report 2013 / ABENGOA 308 Annual corporate governance report 03 H. Other information of interest _ 1. Provide a brief detail, if any, on all other relevant aspects in the matter of the corporate governance of the company or entities of the group that have not been included in the other sections of this report, but that the inclusion of which is necessary for the compiling of a more comprehensive and reasonable information on the structure and practices of governance in the entity or group. In 2013 Abengoa initiated a corporate compliance program in the company with the aim of preventing, detecting and watching out for bad business practices. The concept of corporate compliance was introduced in observance of international practices and of specific compulsory legal rules and regulations, especially practised in Anglo-Saxon Law. In Spain, until the enactment of the Transparency Law, corporate good governance recommendations were simply as such, recommendations, void of enforceability and legality, while on international markets companies were legally compelled to abide by specific conducts to avoid fraud among other bad practices. As a result of us drawing closer to the international markets, there was need to reconcile the international practices with the Spanish Laws. This led to the introduction of the concept of criminal liability of legal entities. The objective Abengoa hopes to attain by creating this program is for the board of directors and the management to apply and practice with ethics, legality and efficacy in business activities and transactions (good governance), with a systematic focus by the organization to evaluate and manage risks, as well as to ensure that the organization and its employees comply with the valid laws, existing regulations and standards, including the company’s behavioural standards (regulatory compliance), with Abengoa exercising the due control and providing a strategic vision to tackle the legal needs of the organization. The creation of a regulatory compliance monitoring program by introducing an effective system of good governance and crime prevention is also an inevitable resource for the reputation of Abengoa. Abengoa’s corporate compliance program establishes standards and procedures for preventing and detecting bad corporate practices with the board of directors acting as the authority supervising the implementation and improvement of the compliance program and creating the internal post of compliance officer. An appropriate corporate compliance program requires an evaluation of the criminal, social and corporate good governance risks, a monitoring authority, a follow-up, action and surveillance program as well as a significant task of continuous training of employees. _ 2. In this section, you may also include any other information, clarification or detail related to the sections set forth above in the report, to the extent that these are deemed relevant and not reiterative. Specifically, indicate whether the company is subject to non-Spanish legislation with regards to corporate governance and, if so, include the information it is obliged to provide and which is different from that required in this report. Admission to trade on NASDAQ The ADS (American Depositary Shares) of Abengoa, SA purchased for Class B Shares were officially admitted to trade on NASDAQ, electronics stock market of American shares, on October 17, 2013. As a consequence thereof Abengoa has to comply with the SEC requirements on the aspect of providing information, which implies reporting to the SEC all relevant information that the CNMV may publish in Spain, as well as having to make certain financial information available to SEC on yearly basis.

Annual Report 2013 / ABENGOA 309 Annual corporate governance report 03 International Advisory Board In 2010, Abengoa, becoming aware of its growing international implications in business transactions, created the International Advisory Board, with the board of directors empowered to select its members. The Advisory Board is a non-ruled voluntary body that renders technical and advisory consultancy services to the board of directors, under which it is organically and functionally subordinate, as consultant and strictly professional adviser; its main function is to serve as support to the board of directors within the scope of the latter’s own competences, collaborating and advising, basically focusing its activities on responding to inquiries made by the Board of Directors in connection to all issues on which the board of directors may seek advice, or even suggesting and making proposals deemed outcome of their experience and analysis. This task of providing consultancy in strategic, environmental and corporate themes is in line with the greater knowledge Abengoa holds in the needs of the various interest groups. It is one of the best indicators of the needs of interest groups In 2013 the number of the International Advisory Board was increased from 9 to 11 members with the incorporation of Mr. Javier Benjumea Llorente, of the Wilmer Cutler Pickering Hale and Dorr LLP Law Firm (Pennsylvania, Washington, DC, in the US) and of Mr. Alan Garcia Perez and the exit of Mr. Carlos Sebastian Gascón. The international advisory board comprises of persons of renowned prestige in various matters at the international level. The most suitable profiles are selected based on the criteria of qualifications regardless of gender. The procedure for selecting them is not based on specific interests but on professional merits and profiles. The members of the advisory board serve for two years, with the board of directors empowered to select its members who can also be re-selected. One of the board members was female, from India, Ms. Pamposh Bhat. Her tenure ended after she served for two years. Composition and profiles Javier Benjumea Llorente Executive Chairman José Borell Fontelles Vice-chairman Kemal Dervis Member Mario Molina Member Nicholas Stern Member Ricardo Hausmann Member Bill Richardson Member Lord Douro Member Álvaro Fernandez - Villaverde y Silva Member Alan Garcia Perez Member Wilmer Cutler Pickering Hale and Dorr LLP Law Firm (Pennsylvania, Washington, DC in the US) Member Whistleblowing Channel Abengoa and its business units have been operating a whistleblower channel since 2007 pursuant to the requirements of the Sarbanes-Oxley Act, whereby interested parties may report to the audits committee possible irregularities regarding accounting, auditing or internal controls over financial reporting. A register is kept of all communications received in relation to the whistleblower, subject to the necessary guarantees of confidentiality, integrity and availability of the information. The Internal Audits team conducts an inquiry into each claim it receives.

Annual Report 2013 / ABENGOA 310 Annual corporate governance report 03 In highly technical cases, the company secures the assistance of independent experts, thus ensuring at all times that it has the sufficient means of conducting a thorough investigation and guaranteeing sufficient levels of objectivity when performing the work. Rights inherent in Class A and B Shares Article 8 of Abengoa’s Bylaws regulates the different rights inherent in Class A and B shares. The extraordinary general shareholders’ meeting held on the second call on September 30, 2012, agreed to amend Article 8 of Abengoa’s Bylaws to include a mechanism for voluntarily converting class A shares into class B shares. Below is the aforementioned sub-section of the aforementioned Article 8 which includes the right of voluntary conversion: “ [] A.3) The Right of conversion into Class B Shares Each Class A Share entitles its owner to the inherent right to convert it into a Class B Share until December 31, 2017. Owner may exercise its right of conversion by notifying the company or, better still, as the case may be, the agency designated for such, through the corresponding participating entity of the Securities Registration, Compensation and Liquidation Management Company (Iberclear), through any media that permits the issuance of remittance and reception of receipts, of notification, deemed irrevocably and unconditionally submitted, reflecting the total number of class A shares owned by said owner and the exact number of class A shares over which said owner wishes to exercise the inherent rights of conversion, in order for the Company to execute the agreements necessary for effecting the aforementioned conversion and to subsequently inform the CNMV by issuing the corresponding Notice of Significant Event. The aforementioned notice shall include the corresponding Certificate of Ownership and Legitimacy for the Class A Shares issued by an entity that must be participant in the Iberclear Management Systems, or through an intermediary or depository or financial entity managing the shares under the terms set forth in the regulations governing securities representation by means of book-entry or through any other equivalent means of accreditation to which the Company grants sufficient validity for that purpose. The exercise of the inherent conversion rights of a class A shares shall be understood as a deduction in the company’s stock capital in the amount of the difference between the nominal value of the class A shares for which the inherent rights are exercised and the nominal value of the same number of class B shares, an amount that will increase the restricted reserve which the company would already have set aside for that purpose and in accordance with Article 335.c) of the Corporations Act. The Board of Directors, with the specific faculty of substitution by the Chairman or the Chief Executive, shall be empowered to determine the period, frequency and procedure for exercising the inherent conversion rights, including, if applicable, the decision of adequacy of the aforementioned equivalent means of accreditation, as well as all other aspects that may be deemed necessary for the proper and correct exercise of said right, which shall all be appropriately communicated through the corresponding notice of significant event. [] Reinforcement to guarantee minority rights In it’s relentless struggle to reinforce minority rights, Abengoa submitted a series of bylaw amendments to the extraordinary general shareholders’ meeting for approval for the purpose of ensuring that the so-called “defence of minority rights” does not suffer infringements for the mere fact that two different classes of shares exist with different nominal values simply because the lesser nominal value of the class B shares would entail that it is more difficult to obtain the percentages of the stock capital required for the exercise of policy rights. Thus, the general meeting of the shareholders approved the amendments of Abengoa’s bylaws in the manner set forth below to envisage that all rights are exercised considering the number of shares as basis for the percentage, and

Annual Report 2013 / ABENGOA 311 Annual corporate governance report 03 not the stock capital. These rights, like, for example, the right to convene a shareholders meeting or to request the exercise of corporate liability action, requires the ownership of a specific percentage of stock capital in the nominal sense (in the cited case, 5%). Specifically, the extraordinary general meeting of the shareholders approved the amendment of the bylaws in order for it to reflect as follows: that shareholders would require to own three hundred and seventy-five (375) shares, regardless of whether class A or B, to attend the general meeting of the company’s shareholders; that shareholders should be allowed to request the publication of a supplement to the call for an ordinary general meeting of shareholders including one or more points on the agenda and to submit proposals of decisions on issues already included or that should be included on the agenda of the convened meeting based on the number of shares owned by the shareholders; that (i) shareholders who own one percent of the voting shares may request the presence of Notary Public to endorse the minutes of the general meetings of shareholders on the basis of the number of shares that they may own; (ii) shareholders who own five percent of voting shares may request the convening of the general meeting of the shareholders to decide on the corporate liability action against directors or to exercise the corporate liability actions without or against the decision of the shareholders’ general meeting; that the company’s board of directors convene a general meeting of the shareholders if requested as such by shareholders representing five percent of the company’s voting shares; that the company’s board of directors may extend the general meeting of the shareholders if requested as such by the shareholders representing five percent of the company’s voting shares and that the company’s board chairman may suspend the rights to information as established in Article 197 of the Corporations Acts if requested as such by shareholders representing less than twenty-five percent of the company’s voting shares. 3. The company may also indicate whether it voluntarily adhered to other codes of the principles of ethics or other good practices, international, sector-wise or of other scope. As the case may be, the company shall identify the code in question and the date of adherence thereto. As a result of our commitment to transparency, in order to continue to ensure the reliability of the financial reporting prepared by the company, we adapted it to the requirements established in section 404 of the United States Sarbanes-Oxley Act (SOX) (during the year 2007). For another year, we are able to voluntarily submit the internal monitoring system of the whole group to an independent evaluation process conducted by external auditors under the PCAOB (Public Company Accounting Oversight Board) audits standards. This standard is a compulsory law for all companies listed in the United States and is intended to ensure the reliability of the financial reporting of these companies and to protect the interests of their shareholders and investors by setting up an appropriate internal monitoring system. Thus, and even though none of the Business Units are under obligation to comply with the SOX Law, Abengoa believes it is best for all its companies to comply with said requirements, since said rules complete the risks monitoring model that the company uses. Likewise, in 2002 Abengoa signed the United Nations World Pact, an international initiative aimed at getting entities to voluntary commit to social responsibility, by implementing the ten principles based on human, labour and environmental rights, and on the fights against corruption In 2006 Abengoa Peru signed the United Nations World Agreement, an agreement that is part of the principles of strategy, culture, and the daily transactions of our company, and we strive to make a clearer declaration of our commitments - both to our employees, colleagues, clients, as well as to the public in general. Also, in 2007, the company signed the Caring for Climate initiative, also from the United Nations. Consequently, Abengoa set in motion a system of reporting on greenhouse gas (GHG) emissions which would permit it to register its greenhouse gas emissions, know the traceability of all its supplies and to certify its products and services.

Annual Report 2013 / ABENGOA 312 Annual corporate governance report 03 This Annual Corporate Governance Report was approved by the company’s Board of Directors at its meeting held on: February 20, 2014. Indicate whether Board Members voted against or abstained from voting for or against the approval of this Report. No.

03.2 Annual report from the appointments and remunerations committee

Annual Report 2013 / ABENGOA 317 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 A.The company’s remunerations policy for the ongoing financial year A.1 Explain the company’s remunerations policy. The following information must be provided under this topic: General principles and bases for the remuneration policy. The most important changes made in the remunerations policy with regards to that applied in the last financial year, as well as changes made in the conditions for the exercise of options granted during the financial year. Criteria and composition of groups of comparable companies whose policies have been considered remuneration for establishing the remuneration policy of the company. The relative significance of variables with regards to fixed remunerations and the criteria implemented to determine the various components of the remuneration package of board members (rewards/benefits package). Explain the remunerations policy Abengoa deems it crucial to maintain policies geared towards proposing long-term professional careers in the Group. Given the extremely competitive nature of Abengoa’s sphere of activities, the achievement of its goals and objectives greatly depends on the quality of the persons holding key posts and leading the organization, their work capacity, dedication to, and knowledge of, the business. These premises determine the group’s policy of remuneration in general, that of the Board Members in particular, and especially that of the executives, and it should make it possible to attract and retain the best amongst the professionals. Consequently, the aim of the policy of Remuneration of Board Members is as follows: Remuneration for the performance of mere board-member duties: this must be appropriate and enough to reward the necessary dedication, qualification, and responsibility required for the correct performance at such post. Remuneration for the performance of executive duties by Executive Board Members: this must ensure as follows: · (i) That the overall remuneration package and its structure are competitive in comparison with the international sector and compatible with our vocation of leadership. · (ii) Maintaining an annual variable component based on the achievement of specific and quantifiable objectives that are in line with the interests of shareholders There were no significant changes in the remunerations policy during this financial year in comparison with that of the preceding financial year. Thus, board member compensation still excludes the awarding of shares or the granting of options over shares.

Annual Report 2013 / ABENGOA 318 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 The criteria employed in establishing the board member remunerations policy is in conformity with the provisions of the Corporations Act (specifically, Articles 217 and following), the Bylaws (Article 39) and the Regulations of the Board of Directors, establishing various criteria based on executive and non-executive board membership: Remuneration for non-executive board member posts The post of board member is remunerated following the stipulations of article 39 of the Bylaws. The salary may consist of a fixed amount set up by the General Assembly, not necessarily equal amounts for all members. It could also be an allotment of a portion in the Company’s profits, between 5 and 10 percent maximum of the annual profit after subtracting the dividend, for the financial year at hand, plus reimbursement of duty and Board-related travel expenses. This remuneration is linked to EAT (Earnings After Tax); it may also include rewards for membership of Board of Directors Committees and, where possible, for Chairmanship. Remunerations for the performance of other non-board member Company duties These include remunerations to board members for performing duties, as executive board members or otherwise, other than those of supervision and decisions executed on the Board or on its Committees. These remunerations are compatible with the perception of the bylaws and the allowance that may be payable for their mere condition of membership of the Board of Directors. Executive-duty salary packages include the following basic elements: (a) Fixed remuneration This amount must be competitive in comparison to those on the market in line with the leadership position that Abengoa strives to attain. It must be determined through market studies conducted by external consultants. The fixed salary consists of the following: · 1) Salary Level. This is the basic fixed monthly salary, stipulated for each category or level. · 2) Special Responsibility Allowance (SRA). This supplementary payment is freely allocated by the Company’s Management and payable on monthly basis. It is therefore linked to and dependent on the exercise of a specific duty or the performance of a given responsibility. (b) Variable annual remuneration (bonus) Variable annual remuneration (or bonus) for executive board members is basically dependent on the fulfilment of objectives. Said objectives are in reference to gross cash flows / Ebitda for some board members or to earnings after tax (EAT) for others. Based on these criteria, a range of total variation of the variable remuneration of executive board members is estimated at the start of financial year. The fixed remuneration therefore includes the salary level amount and the special responsibility allowance, payable monthly. The variable remuneration is the annual bonus payable in bulk.

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03 Annual Report on the Remunerations of Members of the Boards of Listed Corporations

...

The relative weight and the criteria for determining the variable remuneration for executive board members are based on the following:

- Market references based on the information provided by top world consultants on remuneration.
- The essential reference for the variable annual remuneration is the evolution of earnings after tax (EAT) and the gross cash flows / Ebitda, whether for Abengoa in general or, for executive board members holding non-general responsibilities, commensurate with the degree of responsibility.
- At the end of the financial year this basic quantitative element is considered together with other qualitative elements, which may vary from year to year, and may allow the decision to be dependent on the actual amount of the variable remuneration at that moment.

A.2 Information on the preparation and decision-making process followed to determine the remuneration policy and the role played, if so, by the remunerations committee and other monitoring organs in establishing such remunerations policy. As the case may be, said information must include the power vested in the Remunerations Committee, its composition and the identity of the External Consultants that rendered the advisory services in defining the remunerations policy. It must also include the nature of the board members who, if any, participated in defining the remunerations policy.

Explain the process involved in determining the remunerations policy

By virtue of the task assigned by the Board of Directors, the remunerations policy is prepared, discussed and formulated by the Appointments and Remunerations Committee which then submits the resulting proposal to the Board of Directors for approval at the start of each financial year.

The current members of the Appointments and Remunerations Committee, and, as such, participants in defining the remunerations policy, are as follows:

José Borrell Fontelles	Executive Chairman	Non-executive independent Board Member
José Luis Aya Abaurre	Member	Non-executive Proprietary Board Member
Aplicaciones Digitales, S.L. (Represented by José B. Terceiro Lomba)	Member	Executive Board Member
Alicia Velarde Valiente	Member	Non-executive independent Board Member
Mercedes Gracia Díez	Member	Non-executive independent Board Member
José Marcos Romero	-	Non-Board Member Secretary

The secretary was appointed during the Appointments and Remunerations Committee meeting held via circular resolution on 28th January 2004; the Chairman was however appointed during the Appointments and Remunerations Committee meeting held on 23rd July 2012.

Annual Report 2013 / ABENGOA 320 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 The Appointments and Remunerations Committee consequently comprises of one executive and four non-executive board members, in compliance with the requirements set forth in the Financial Systems Reform Law. Likewise, in accordance with the provisions in Article 2 of its Internal Regulations, the position of committee chairman must be held by a non-executive board member. External consultants did not participate in determining the remunerations policy. A.3 Indicate the nature and amount of the fixed components, where possible, itemizing the rewards of the executive board members for performing top-management duties, listing all additional rewards as chairperson or as member of a board of directors committee, stating the allowance for sitting on the board and its committees or other fixed remunerations as board member, and estimating the total of the fixed annual remuneration. Identify other benefits not payable in cash and the basic parameters by which they are awarded. Explain the fixed components of the remuneration In Abengoa, only executive board members are entitled to fixed remunerations, which are entirely derived from salaries assigned for the performance of duties. During the 2013 financial year, the total paid as salary to executive board members is €2,435 thousands of Euros. Both allowances of board of directors and amounts payable for committee membership or chairmanship were paid only for attending. Amounts paid in 2013 under said items are as follows: _ Allowance for board of directors: €1,580 thousands of Euros _ Membership or chairmanship of committees: €499 thousands of Euros Individuals serving as executive board members, in their condition as employees of the company, are granted life insurance coverage and the Company paid the 2013 premium in the amount of €2 thousands of Euros. In addition, the company engaged security services for the amount of €108 thousands of Euros.

Annual Report 2013 / ABENGOA 321 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 A.4 Indicate the amounts and explain the nature and main characteristics of the variable components of the remunerations system. Specifically: _ Identify all remuneration plans of which board members are the beneficiaries, the scope, approval date, initial application date, and validity period, including their main characteristics. If the plans involve options held over shares and other financial instruments, the general characteristics of such plans must include information on the conditions governing the exercise of said options or financial instruments for each of the plans. _ Indicate all remunerations in concept of participation in benefits or bonus, and the reasons why. _ Explain the basic parameters and grounds for any system of bonus allocation _ The classification of board members (executive, external proprietary, external independent and other external board members) who are beneficiaries of remuneration systems or plans that incorporate variable remuneration. _ The basis for said systems of variable remunerations or plans, the criteria for evaluating the selected performance, the components and methods of evaluation to determine whether or not said evaluation criteria are met, and an estimate of the absolute amount of the variable remunerations that may arise from the remuneration plan in vigour, based on the degree of completion of the hypothesis or objectives taken as reference.In such a case, report on the periods of deferment or postponement established for payment and/or the periods for retaining shares or other financial instruments if existing. Explain the variable components of the remuneration systems Variable annual remuneration (or bonus) for executive board members is basically dependent on the fulfilment of objectives. Said objectives are in reference to gross cash flows / Ebitda for some board members or to earnings after tax (EAT) for others. Based on these criteria, a range of total variation of the variable remuneration of executive board members is estimated at the start of financial year. The variable remuneration is the annual bonus payable in bulk. The total amount of the bonus payable to the executive board members for the 2013 financial year reaches €10,595 thousands of Euros. Extraordinary Variable Compensation Plan for Directors. Currently the company has a long-term extraordinary variable compensation plan for directors, approved by the Company’s Board of Directors in February 2011 following a proposal forwarded by the Appointments and Remunerations Committee. Among other directors, said Plan includes the executive board members as beneficiaries (the participants), and covers a period of five years (2011 to 2015), and establishes the following as beneficiary eligibility conditions: _ (a) That the beneficiary remains as employee of either Abengoa or of any of its subsidiaries, for a given period. _ (b) That during each financial year of the given period the beneficiary must be entitled to the annual bonus within the framework of the Abengoa strategic business plan in which said beneficiary worked during said year, as long as he/she meets at least 90% of the objectives set forth in said plan (net benefit, hiring, margins, etc.). The annual objectives that must be met so as to be entitled to an annual bonus (variable remuneration) are dependent on the volume of business envisaged and its margin, the execution of projects, level of outstanding payments, etc.

Annual Report 2013 / ABENGOA 322 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 Upon the maturity of the Plan, the only moment of accrual and enforceability, it shall be liquidated in proportion to the number of financial years consolidated. _ (c) That the five-year plan of Abengoa or the relevant subsidiary must be met in accordance with the strategic plan of June 2011, and the beneficiary must be employed in one of said entities for the 2011-2015 financial years. _ (d) That the average trading of the Abengoa shares not be lower than a specified value, during the last three months of 2015. In the event that a beneficiary of the aforementioned plan ceases to be such (whether by voluntary severance or fair dismissal) before the date the plan is scheduled to mature, he/she shall not be entitled to any payment whatsoever by virtue of the plan. On the other hand, in the event of a demise of a beneficiary, its inheritors shall be entitled, when the plan matures, to claim the amount accumulated during the completed financial year(s) preceding the demise. Should a beneficiary retire as a result of reaching the retirement age established by law or due to total disability (preventing said beneficiary from performing any other kind of work) before the date the plan is scheduled to mature, said beneficiary shall be entitled to claim the amount accumulated during the completed financial year(s) preceding such retirement, as long as the other established conditions are met. Abengoa shall acknowledge the corresponding remuneration upon maturity if the aforementioned conditions are met. A.5 Explain the main characteristics of the long-term savings systems, including retirement and any other survivor’s pensions, partially or totally financed by the company, whether internally or externally endowed, estimating the equivalent annual amount or cost, indicating the type of plan, whether defined contribution or defined-benefits, the conditions of the consolidation of the economic rights for the board members and their compatibility with any kind of compensation for early termination or for the resolution of the contractual relationship between the company and the board member. Also indicate the pension plan contributions paid on behalf of board member, or any increase in the vested rights of board member in the case of contributions to defined-benefit plans; Explain the long-term savings systems The compensation package for Abengoa board members does not include any long-term savings system. A.6 Indicate any board member severance packages agreed upon or paid. Explain the compensations Abengoa does not entertain any agreed-upon board member severance package and the company did not pay any compensation under such item during the 2013 financial year.

Annual Report 2013 / ABENGOA 323 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 A7. Indicate the conditions that must be included in the contracts of those who perform senior management duties as executive directors. Among others, the disclosure must include the duration of the contract, the limits of compensations, the continuance clauses, the length of the periods of advance notice, the payments in lieu of the aforementioned periods of advance notice, and any other clauses in relation to hiring bonus, as well as compensations or golden parachutes for early termination or the resolution of any contractual relationship between the company and the executive board member. It must also include non-concurrent, exclusivity, continuance, loyalty and post-contractual non-competition agreements or pacts. Explain the conditions of contracts signed with executive board members Contracts signed with executive board members are indefinite but not considered special contracts of senior management. Such contracts are consequently adjusted and subject to the ordinary labour laws. There are no foreseeable exceptional circumstances relating to the Company eventually rescinding the services of a board member. A.8 Explain any supplementary remuneration payable to board members in consideration for rendered services other than those inherent in their duties. Explain the supplementary remunerations In Abengoa there are no supplementary remunerations payable to its board members. A.9 Indicate any payments in the form of advances, credits and guarantees granted, stating the interest rates, essential features and the amounts gradually returned, including the obligations assumed in the form of guarantees. Explain the advances, credits and guarantees granted Abengoa has not granted any advances, credits or guarantees to members of its Board of Directors. A.10 Explain the main characteristics of remunerations-in-kind. Explain the remunerations-in-kind Remunerations-in-kind is reduced to bonus payable by the Company in the form of life insurance for individuals serving on the executive board -because of their condition as employees of Abengoa and not as its board members- and for the security services.

Annual Report 2013 / ABENGOA 324 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 A.11 Indicate the remunerations accumulated by a board member through payments made by the listed company to a third party entity where the board member renders services, if the payments are meant for remunerating the member’s services in the entity. Explain the remunerations accumulated by the board member through payments made by the listed company to a third party entity where the board member renders services No payments were made to any company for the purpose of remunerating the services rendered to Abengoa by external board members. A.12 Explain any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially if considered an associate transaction or if its omission would distort the true nature of the total remuneration received by the board member. Explain the other wage components There are no wage components other than those outlined in previous sections. A.13 Explain the actions taken by the company in relation to the remunerations system to reduce exposure to excessive risks and to adjust it to the company’s long-term objectives, values and interests, including, as the case may be, a reference to: measures put in place to guarantee that the remuneration policy coincides and remains in line with the company’s long-term results; measures to establish the appropriate equilibrium between the fixed and variable components of the remuneration; measures put in place with regards to categories of personnel whose professional activities bear material repercussion on the entity’s risks profile; recovery formulae or clauses to ensure the refund of variable components of remuneration paid based on results if it happens that such components had already been paid because of some data initially deemed accurate but later proven to be erroneous and misleading and the measures put in place to prevent conflicts of interests, as the case may be. Explain the actions taken to reduce the risks To ensure the effective running of the organization and to guarantee the company’s long-term future, in addition to a good strategic planning, it is inevitable to retain an accurate and rigorous management that considers the risks associated with the company’s activity itself and to have a foresight into how to mitigate them. Thus, Abengoa has a global system for managing its own risks, included in the common management systems, which permits the monitoring and identification of risks and which are regularly updated for the purpose of creating a culture of common management, achieving the objectives set forth in the

Annual Report 2013 / ABENGOA 325 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 area and having the capacity to adjust in order to mitigate threats that may surface in an environment as competitive as the present. The introduction of this system enforces the following: _ The management of risks at all levels of the organization, without any exceptions. _ Its full integration into the strategy and into the systems for achieving the fixed objectives. _ The full support of the management to evaluate, follow-up on and comply with guidelines relating to the management of threats. This system of risks management is based on three tools: _ The compulsory internal norms (NOC). _ The compulsory process to be followed (POC). _ The Universal Risks Model (URM). Compliance with them is guaranteed through the verification conducted by the Internal Audits Department and at committee meetings regularly held with senior staff and chairman’s office. These tools and common management systems are designed from quality standards aimed at complying with international rules and regulations like the ISO 31000 and the Sarbanes-Oxley Act, and have been certified by companies of international repute. The Universal Risks Model (URM) is the methodology that Abengoa uses for the identification, comprehension and evaluation of the risks that may affect the company. Its main purpose is to obtain an integral vision of them, designing an efficient system that is in line with the business goals and objectives of Abengoa. The URM consists of more than 55 risks classified into 20 different categories grouped into 4 large areas: financial, strategic, regulations and transactions. The URM is subject to annual revisions to ensure that the calculations designed for each risk are the most appropriate for the day-to-day operations of the company. B. Remunerations policy envisaged for future financial years B.1 Prepare a general forecast of the remunerations policy for future financial years, describing said policy with regards to the following: fixed components and allowances and remunerations of variable nature; the relation between remunerations and results; forecasting systems; the conditions of the contracts of executive board members; and the forecasts of the most significant changes in the remuneration policy in comparison with previous financial years. General forecasts of the remunerations policy Abengoa does not foresee any significant changes in the Board of Directors remunerations policy for future financial years. It remains in line with that of the present financial year.

Annual Report 2013 / ABENGOA 326 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 B.2 Explain the decision-making process for determining the remunerations policy envisaged for future financial years, and the role played, if any, by the remunerations committee. Explain the decision-making process for determining the remunerations policy The remunerations policy is approved by the Board of Directors, following the proposal from the Appointments and Remunerations Committee. The Committee is considered validly constituted if the majority of its members are present. Only nonexecutive board members can act as representatives. Decisions taken are deemed valid if favourably voted by the majority of the committee members, present or represented. Situations of tie are resolved by Chairman’s vote. The company’s head of remunerations act as secretary in the Committee meetings. B.3 Explain the incentives created by the company in the remunerations system to reduce exposure to excessive risks and to adjust it to the company’s long-term objectives, values and interests. Explain the incentives created to reduce risks The Abengoa risks management has been paramount in driving the company to the current leadership position held on the market. Its global risks management system, included in the common management systems, permits it to monitor and identify risks at all levels of the organization and to mitigate threats that may arise, without necessarily having to establish specific incentives in that regard in the remuneration policy of the board of directors.

Annual Report 2013 / ABENGOA 327 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 C. Overall summary of how the remunerations policy was applied during the closed financial year. C.1 Provide a summary of the main features of the structure and wage components of the remunerations policy applied during the closed financial year, detailing the individual components received by each of the board members listed in section D of this report. Also provide a summary of the decisions taken by the board of directors towards the application of said components. Explain the structure and wage components of the remunerations policy applied during the financial year The structure and wage components of the Abengoa board members vary based on whether or not the board member is an executive, and is approved by the board of directors at the start of each financial year: _ Remuneration for non-executive board member position The position of board member is remunerated following the stipulations of article 39 of the Bylaws. The salary may consist of a fixed amount set up by the General Assembly, not necessarily equal amounts for all members. It could also be an allotment of a share in the Company’s profits, between 5 and 10 percent maximum of the annual profit after subtracting the dividend, for the financial year at hand, plus reimbursement of duty and Board-related travel expenses. This remuneration is linked to EAT (Earnings After Tax); it may also include rewards for membership of Board of Directors Committees and, where possible, for Chairmanship. _ Remunerations for the performance of other non-board member Company duties These include remunerations to board members for performing duties, as executive board members or otherwise, other than those of supervision and decision-making performed on the Board or on its Committees. These remunerations are compatible with the perception of the bylaws and the allowances payable for the mere condition as members of the Board of Directors. Executive-duty salary packages include the following basic elements: _ (a) Fixed remuneration This amount must be competitive in comparison to those on the market in line with the leadership position Abengoa strives to attain. It must be determined through market studies conducted by external consultants. The fixed salary consists of the following: · 1) Salary Level. This is the basic fixed monthly salary, assigned to each category or level. · 2) Special Responsibility Allowance (SRA). This supplementary payment is freely decided upon by the Company’s Management and payable on monthly basis, and it is therefore linked to and conditioned by the exercise of a specific duty or the performance of a given responsibility.

Annual Report 2013 / ABENGOA 328 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 _ (b) Variable annual remuneration (bonus) Variable annual remuneration (or bonus) for executive board members is basically dependent on the fulfilment of objectives. Said objectives are in reference to gross cash flows / Ebitda for some board members or to earnings after tax (EAT) for others. Based on these criteria, a range of total variation of the variable remuneration of executive board members is estimated at the start of financial year. The fixed remuneration therefore includes the salary level amount and the special responsibility allowance, payable monthly. The variable remuneration is the annual bonus payable in bulk. D. Detail of individual payments received by each of the board members Name Typology Period of accrual 2013 financial year Fernando Solís Martínez-Campos Proprietary (Dominion) From 01.01.13 to 31.12.13 Carlos Sundheim Losada Proprietary (Dominion) From 01.01.13 to 31.12.13 Alicia Velarde Valiente Independient From 01.01.13 to 31.12.13 Felipe Benjumea Llorente Executive From 01.01.13 to 31.12.13 Aplidig, S.L. Executive From 01.01.13 to 31.12.13 Manuel Sánchez Ortega Executive From 01.01.13 to 31.12.13 José Joaquín Abaurre Llorente Proprietary (Dominion) From 01.01.13 to 31.12.13 José Luis Aya Abaurre Proprietary (Dominion) From 01.01.13 to 31.12.13 Javier Benjumea Llorente Executive From 01.01.13 to 31.12.13 María Teresa Benjumea Llorente Proprietary (Dominion) From 01.01.13 to 31.12.13 José Borrell Fontelles Independient From 01.01.13 to 31.12.13 Mercedes Gracia Díez Independient From 01.01.13 to 31.12.13 Ricardo Martínez Rico Independient From 01.01.13 to 31.12.13 Claudi Santiago Ponsa Proprietary (Dominion) From 01.01.13 to 31.12.13 Ignacio Solís Guardiola Proprietary (Dominion) From 01.01.13 to 31.12.13

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03 Annual Report on the Remunerations of Members of the Boards of Listed Corporations

D.1 Complete the following tables with regards to the itemized remunerations of each of the board members (including the wages for the performance of executive duties) received during the financial year.

a) Wages and salaries received in the company covered by this report:

i) Remunerations payable in cash (in thousands of Euros)

Name	Salary	Fixed Remuneration	Per diem (allowance)	Short-term variable remuneration	Long-term variable remuneration	Remuneration for serving on Board of Directors Committees	Compensation	Other items	Total 2013 Financial year	Total 2012 Financial year
Ricardo Martinez Rico	-	-	121	-	-	15	-	-	136	117
Fernando Solís Martínez-Campos	-	-	78	-	-	-	-	-	78	78
Manuel Sánchez Ortega	1,086	-	93	3,304	-	-	-	1	4,484	4,483
Carlos Sundheim Losada	-	-	78	-	-	-	-	-	78	70
José Luis Aya Abaurre	-	-	110	-	-	40	-	-	150	150
María Teresa Benjumea Llorente	-	-	78	-	-	-	-	-	78	78
Javier Benjumea Llorente	263	-	78	1,183	-	200	-	108	1,832	298
José Joaquín Abaurre Llorente	-	-	110	-	-	40	-	-	150	150
Felipe Benjumea Llorente	1,086	-	93	3,304	-	-	-	1	4,484	4,483
Ignacio Solís Guardiola	-	-	78	-	-	-	-	-	78	78
Claudi Santiago Ponsa	-	-	62	-	-	-	-	-	62	55
José Borrell Fontelles	-	-	176	-	-	124	-	-	300	300
Mercedes Gracia Díez	-	-	160	-	-	40	-	-	200	200
Alicia Velarde Valiente	-	-	110	-	-	40	-	-	150	150
Aplidig, S.L.	-	202	93	2,804	-	-	-	-	3,099	3,099

ii) Share-based remunerations systems

Not applicable.

iii) Long-term savings systems

Not applicable.

Annual Report 2013 / ABENGOA 330 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 iv) Other benefits (thousands of €) Manuel Sánchez Ortega Remunerations in advance payments, credits granted Interest rates of transaction Essential characteristics of transaction Amounts eventually returned 0,00 N/A N/A Life insurances premiums Guarantees constituted by the company in favour of directors Exercise 2013 Exercise 2012 Exercise 2013 Exercise 2012 1 0 N/A N/A Felipe Benjumea Llorente Remunerations in advance payments, credits granted Interest rates of transaction Essential characteristics of transaction Amounts eventually returned 0,00 N/A N/A Life insurances premiums Guarantees constituted by the company in favour of directors Exercise 2013 Ejercicio 2012 Exercise 2013 Exercise 2012 1 0 N/A N/A b) Remunerations received by the company’s board members for serving on boards of other companies of the group: i) Remunerations payable in cash (in thousands of Euros) Name Salary Fixed Remuneration Per diem (allowance) Short-term variable remuneration Long-term variable remuneration Remuneration for serving on Board of Directors Committees Compensation Other items Total 2013 Financial year Total 2012 Financial year Ricardo Martínez Rico - - - - - - - - - 13 María Teresa Benjumea Llorente - - 24 - - - - - 24 24 Javier Benjumea Llorente - - 38 - - - - - 38 - ii) Share-based remunerations systems Not applicable. iii) Long-term savings systems N/A. Not applicable.

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03 Annual Report on the Remunerations of Members of the Boards of Listed Corporations

c) Summary of the remunerations (thousands of €):

The summary must include the amounts for all wage components included in this report which the board member may have accumulated, in thousands of Euros.

Regarding the long-term Savings Systems, it must include the contributions made to or funding provided for this kind of systems:

	Remuneration accrued in the Company				Remuneration accrued in other Companies of group				Total		
Name	Total cash Remuneration	Amount of shares awarded	Gross benefit of options exercised	Company total 2013 Financial year	Total cash Remuneration	Amount of shares awarded	Gross benefit of options exercised	Group total 2013 Financial year	Total 2013 Financial year	Total 2012 Financial year	Contribution to savings system during financial year
Ricardo Martínez Rico	136	-	-	136	-	-	-	-	136	130	-
Fernando Solís Martínez-Campos	78	-	-	78	-	-	-	-	78	78	-
Manuel Sánchez Ortega	4,484	-	-	4,484	-	-	-	-	4,484	4,483	-
Carlos Sundheim Losada	78	-	-	78	-	-	-	-	78	70	-
José Luis Aya Abaurre	150	-	-	150	-	-	-	-	150	150	-
María Teresa Benjumea Llorente	78	-	-	78	24	-	-	24	102	102	-
Javier Benjumea Llorente	1,832	-	-	1,832	38	-	-	38	1,870	78	-
José Joaquín Abaurre Llorente	150	-	-	150	-	-	-	-	150	150	-
Felipe Benjumea Llorente	4,484	-	-	4,484	-	-	-	-	4,484	4,483	-
Ignacio Solís Guardiola	78	-	-	78	-	-	-	-	78	78	-
Claudi Santiago Ponsa	62	-	-	62	-	-	-	-	62	55	-
José Borrell Fontelles	300	-	-	300	-	-	-	-	300	300	-
Mercedes Gracia Díez	200	-	-	200	-	-	-	-	200	200	-
Alicia Velarde Valiente	150	-	-	150	-	-	-	-	150	150	-
Aplidig, S.L.	3,099	-	-	3,099	-	-	-	-	3,099	3,099	-
Total	**15,359**	-	-	**15,359**	**62**	-	-	**62**	**15,421**	**13,606**	-

Annual Report 2013 / ABENGOA 332 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 D.2 Report on the relationship between remunerations obtained by board members and the results or other performance measurements of the company, explaining, if so, how the variations in the performance of the company influenced the variations in the remunerations of the board members. _ The essential reference for the variable annual remuneration is the evolution of earnings after tax (EAT) and gross cash flows / Ebitda, whether for Abengoa in general or, for executive board members holding non-general responsibilities, commensurate with the degree of responsibility. _ At the end of the financial year this basic quantitative element is be considered together with other qualitative elements, which may vary from year to year, and may allow the decision to be based on the actual amount of the variable remuneration at that moment. _ Based on the criteria established for determining the annual bonus, it is payable in proportion to the degree of fulfilment. D.3 Report the result of the general meeting’s consultative voting cast on the annual report on remunerations of the previous financial year, indicating the number of votes cast against it: Number % over total Votes cast 6,129,584,486 68.48% Number % of votes cast Votes against 40,682,260 0.66% Votes in favour 5,680,273,775 92.67% Abstentions 408,628,451 6.67%

Annual Report 2013 / ABENGOA 333 Annual Report on the Remunerations of Members of the Boards of Listed Corporations 03 E. Other information of interest Provide a brief detail of any other relevant aspects with regards to board member remunerations which have not been included or considered in the other sections of this report, but which should be necessarily included in order for the information, compiled on the structure and practices of remuneration with regards to board members, to be deemed complete and reasonable. Abengoa’s remunerations policy does not include other relevant elements than those already outlined in the preceding sections of this report. This Annual Remunerations Report was approved by the company’s Board of Directors at its meeting held on 20th February 2014. Indicate whether Board Members voted against or abstained from voting for or against the approval of this Report. Yes No x

04 Auditor’s PCAOB report on internal control over financial reporting

239

Informe Anual 2013 | ABENGOA

04 Auditor's PCAOB report on internal control over financial reporting

Deloitte.

Deloitte S.L.
Américo Vespucio, 13
Isla de la Cartuja
41092 Sevilla
España

Tel.: +34 954 48 93 00
Fax: +34 954 48 93 10
www.deloitte.es

Translation of a report originally issued in Spanish.
In the event of a discrepancy, the Spanish-language version prevails.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
Abengoa, S.A.:

Seville, Spain

We have audited the accompanying consolidated statement of financial position of Abengoa, S.A. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Abengoa, S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as adopted by the European Union.

As discussed in Note 2.1.1 to the consolidated financial statements, the Company retrospectively changed the amounts previously reported for the year ended 2012 due to the adoption of IFRS 10-Consolidated Financial Statements and IFRS 11-Joint Arrangements. Additionally as discussed in Note 2.1.2, the Company retrospectively changed its method of accounting for International Financial Reporting Standards Committee ("IFRIC") 12-Service Concession Arrangements in 2012 from an accounting principle that was acceptable to one that is preferable. Finally as discussed in Note 7.1., the Company retrospectively changed the amounts previously reported for the year ended 2012 in accordance with IFRS 5-Non-current assets held for sale and discontinued operations due to the sale of the subsidiary Befesa Medio Ambiente, S.L.U.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2014, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte, S.L.

Seville, Spain

February 20, 2014

Deloitte S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469.
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

Auditor’s PCAOB report on internal control over financial reporting 04 2410 lnforme Anual 2013  ABENGOA Deloitte. S.L Americo Vespucio, 13 Isla de la Cartuja 41092  Sevilla Esparia Tel.: +34 954 48 93 00 Fax: +34 954 48 93 10 www.deloitte.es Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails. REPORT OF INDEPENDENT REGISTERED PUBLIC  ACCOUNTING  FIRM  To the Shareholders of Abengoa, S.A.: Seville, Spain We have audited the internal control over financial reporting of Abengoa, S.A. and subsidiaries (the “Company”) as of  December  31, 2013, based on criteria  established in Internal Control— Integrated Framework  (1992) issued by the Committee of Sponsoring Organizations   of   the  Treadway Commission.  The  Company’s  management   is  responsible for  maintaining  effective internal  control over financial  reporting and  for  its  assessment  of the effectiveness  of internal control  over financial reporting,  included   in  the accompanying  Management’s   Reports on Responsibility  for  Financial Statements and Internal Control over Financial Reporting. Our responsibility  is to express  an opinion on the Company ’s internal control over financial reporting based on our audit. We  conducted   our  audit  in  accordance   with  the  standards   of  the  Public  Company  Accounting Oversight  Board (United States  of America).    Those  standards  require that  we plan and  perform  the audit to obtain reasonable  assurance  about  whether  effective  internal  control over financial  reporting was  maintained  in  all material  respects.  Our audit  included  obtaining  an  understanding  of  internal control   over   financial   reporting,   assessing   the  risk  that  a  material weakness   exists,  testing  and evaluating the design  and operating  effectiveness of internal  control  based on the assessed  risk, and performing such  other  procedures  as  we considered necessary  in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.  A company’s internal control over financial reporting is a process designed  by, or under the supervision of, the company’s  principal  executive  and  principal financial  officers, or  persons  performing  similar functions,  and  effected   by  the  company’s  board  of  directors,  management, and  other  personnel  to provide  reasonable assurance  regarding the  reliability  of financial  reporting and  the  preparation of financial statements for external  purposes in accordance with generally accepted  accounting principles. A company’s  internal control  over financial  reporting  includes those  policies  and procedures that (1) pertain  to  the  maintenance  of  records  that,  in  reasonable  detail,  accurately  and fairly   reflect  the transactions and  dispositions  of  the  assets  of  the  company;  (2) provide  reasonable  assurance  that transactions are recorded as necessary to permit preparation of financial  statements  in accordance  with generally  accepted accounting  principles, and that receipts  and expenditures of the company  are being made only in accordance with authorizations  of  management and directors  of the company;  and (3) provide reasonable assurance  regarding prevention or timely detection  of unauthorized acquisition, use, or disposition  of the company’s assets  that could  have a material  effect  on the consolidated financial statements.  Deloitte S.L.lnscrita en e. Registro Mercantil de Madrid, tomo 13.650, seccion 8a, Folio 188, hoja M-54414, 1nscripcion 969. C.I.F.: B-79104469. Domicilio social :  Plaza Pauio Ruiz Picasso, 1 , Torre Picasso, 28020, Madrid.

04 Auditor’s PCAOB report on internal control over financial reporting Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 20, 2014, expresses an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph relating to: 1) the retrospective change to the amounts previously reported for the year ended 2012 due to the adoption of IFRS IO-Consolidated Financial Statements and IFRS I1-Joint Arrangements, 2) the retrospective change in the method of accounting for International Financial Reporting Standards Committee (“IFRIC”) I2-Service Concession Arrangements in 2012 from an accounting principle that was acceptable to one that is preferable and 3) the retrospective change to the amounts previously reported for the year ended 2012 in accordance with IFRS 5-Non-current assets held for sale and discontinued operations due to the sale of the subsidiary Befesa Medio Ambiente, S.L.U.. Seville, Spain February 20, 2014

(04) Auditor’s PCAOB report on internal control over financial reporting ABENGOA Management’s Reports on Responsibility for Financial Statements and Internal Control over Financial Reporting Management’s Report on Responsibility for Financial Statements.As members of the company management, we are responsible for the preparation of the consolidated annual accounts as of December 31, 2013 which have been prepared in accordance with international financial reporting standards and present fairly the Company’s financial position, results of operations and cash-flows. The consolidated annual accounts include some amounts that are based on best estimates and judgments made by the company. The consolidated annual accounts, as of December 31, 2013, have been audited by the Company’s independents registered public accounting firm, Deloitte, S.L. The purpose of their audit is to express an opinion, which is included in this Annual Report, as to whether the consolidated annual accounts as of December 31, 2013 present fairly, in all material respects, the Company’s financial position, results of operations and cash flows. Management’s Reports on Internal Control over Financial Reporting Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated annual accounts principles The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated annual accounts in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s asset that could have material effect on the consolidated annual accounts. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Comission (COSO) in Internal Control-Integrated Framework. Based on its assessment and those criteria, management concluded that Company maintained effective internal control over financial reporting as of December 31. 2013.

Auditor’s PCAOB report on internal control over financial reporting The Company’s internal control over financial reporting, as of December 31, 2013, has been audited by Deloitte S.L., an independent registered public accounting firm, as started in their report which is included herein. Manual Sanchez Ortega Jesus A. Garcia-Quilez Gomez Enrique Borrajo Lovera Chief Executive Officer Chief Financial Officer Chief Consolidation Officer  February 20, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: February 20, 2014

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